                                                               Registration No.
                                                      Registration No. 811-4235
                                                    Fiscal Year End December 31
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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                               -----------------

                                   FORM S-6
                            REGISTRATION STATEMENT
                                     UNDER
                        THE SECURITIES ACT OF 1933 [X]
                             OF SECURITIES OF UNIT
                  INVESTMENT TRUSTS REGISTERED ON FORM N-8B-2

                               -----------------

                          PRE-EFFECTIVE AMENDMENT NO.
                         POST-EFFECTIVE AMENDMENT NO.

                               -----------------

                        MONY AMERICA VARIABLE ACCOUNT L
                             (Exact Name of Trust)

                    MONY LIFE INSURANCE COMPANY OF AMERICA
                              (Name of Depositor)

                                 1740 Broadway
                           New York, New York 10019
                    (Address of Principal Executive Office)

                            Haroula K. Ballas, Esq.
                              Counsel, Operations
                          MONY Life Insurance Company
                                 1740 Broadway
                           New York, New York 10019
                    (Name and Address of Agent for Service)

                               -----------------

   Approximate date of proposed public offering: It is proposed that this filing will become effective:
   (check appropriate box)
      [_] immediately upon filing pursuant to paragraph (b)
      [_] on     pursuant to paragraph (b)
      [_] 60 days after filing pursuant to paragraph (a)(l)
      [_] on     pursuant to paragraph (a)(l) of rule 485.

   If appropriate, check the following box:
      [_]this post-effective amendment designates a new effective date for a previously filed post-effective amendment.

   TITLE OF SECURITIES BEING REGISTERED: Flexible Premium Variable Universal Life Insurance Policies

   Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until Registrant shall file a further amendment which specifically states that this Registration Statement shall become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

STATEMENT PURSUANT TO RULE 24f-2

   The Registrant registers an indefinite number or amount of its variable life insurance contracts under the Securities Act of 1933 pursuant to Rule 24f-2 under the Investment Company Act of 1940.

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               CROSS REFERENCE TO ITEMS REQUIRED BY FORM N-8B-2

Item No. of
Form N-8B-2 Caption in Prospectus
----------- ---------------------
     1.     Cover Page
     2.     Cover Page
     3.     Not Applicable
     4.     DISTRIBUTION OF THE POLICY
     5.     INFORMATION ABOUT THE COMPANY AND THE VARIABLE ACCOUNT
     6.     MONY America Variable Account L
     7.     Not required
     8.     Not required
     9.     Legal Proceedings
    10.     THE POLICY; INFORMATION ABOUT THE COMPANY AND THE VARIABLE ACCOUNT;
            CHARGES AND DEDUCTIONS; OTHER INFORMATION; VOTING OF FUND SHARES;
            MORE ABOUT THE POLICY
    11.     INFORMATION ABOUT THE COMPANY AND THE VARIABLE ACCOUNT; THE FUNDS;
            PURCHASE OF PORTFOLIO SHARES BY THE VARIABLE ACCOUNT
    12.     INFORMATION ABOUT THE COMPANY AND THE VARIABLE ACCOUNT; THE FUNDS;
            PURCHASE OF PORTFOLIO SHARES BY THE VARIABLE ACCOUNT
    13.     THE POLICY; CHARGES AND DEDUCTIONS; THE FUNDS
    14.     THE POLICY
    15.     THE POLICY
    16.     THE FUNDS; THE POLICY; INFORMATION ABOUT THE COMPANY AND THE
            VARIABLE ACCOUNT
    17.     THE POLICY
    18.     THE FUNDS; THE POLICY; INFORMATION ABOUT COMPANY AND THE VARIABLE
            ACCOUNT
    19.     VOTING OF FUND SHARES; MORE ABOUT THE POLICY
    20.     Not applicable
    21.     THE POLICY
    22.     Not applicable
    23.     Not applicable
    24.     IMPORTANT TERMS; MORE ABOUT THE POLICY
    25.     INFORMATION ABOUT THE COMPANY AND THE VARIABLE ACCOUNT
    26.     Not applicable
    27.     INFORMATION ABOUT THE COMPANY AND THE VARIABLE ACCOUNT
    28.     INFORMATION ABOUT THE COMPANY AND THE VARIABLE ACCOUNT
    29.     INFORMATION ABOUT THE COMPANY AND THE VARIABLE ACCOUNT
    30.     Not applicable
    31.     Not applicable
    32.     Not applicable
    33.     Not applicable
    34.     Not applicable
    35.     MORE ABOUT THE POLICY
    36.     Not applicable
    37.     Not applicable
    38.     INFORMATION ABOUT THE COMPANY AND THE VARIABLE ACCOUNT; MORE
            ABOUT THE POLICY
    39.     MORE ABOUT THE POLICY
    40.     Not applicable
    41.     MORE ABOUT THE POLICY

Item No. of
Form N-8B-2 Caption in Prospectus
----------- ---------------------
    42.     Not applicable
    43.     Not applicable
    44.     INFORMATION ABOUT THE COMPANY AND THE VARIABLE ACCOUNT; THE POLICY;
            MORE ABOUT THE POLICY
    45.     Not applicable
    46.     INFORMATION ABOUT THE COMPANY AND THE VARIABLE ACCOUNT; THE POLICY;
            MORE ABOUT THE POLICY
    47.     INFORMATION ABOUT THE COMPANY AND THE VARIABLE ACCOUNT; THE POLICY;
            MORE ABOUT THE POLICY
    48.     Not applicable
    49.     Not applicable
    50.     INFORMATION ABOUT THE COMPANY AND THE VARIABLE ACCOUNT
    51.     Cover Page; INFORMATION ABOUT THE COMPANY AND THE VARIABLE ACCOUNT;
            THE POLICY; MORE ABOUT THE POLICY
    52.     OTHER INFORMATION
    53.     OTHER INFORMATION
    54.     Not applicable
    55.     Not applicable
    56.     Not required
    57.     Not required
    58.     Not required
    59.     FINANCIAL STATEMENTS

                                    PART I

                    (INFORMATION REQUIRED IN A PROSPECTUS)

                                  Prospectus

                            Dated January 14, 2002

                   Variable Universal Life Insurance Policy

   MONY Life Insurance Company of America (the "Company") issues a variable universal life insurance policy described in this Prospectus. Among the policy's many terms are:

Allocation of Premiums and Cash Values:

 . You can tell us what to do with your premium payments. You can also tell us what to do with the cash values your policy may create for you resulting from those premium payments.

   . You can tell us to place them into a separate account. That separate account is called MONY America Variable Account L.

       . If you do, you can also tell us to place your premium payments and cash values into any of the 35 different subaccounts of MONY Variable Account L. Each of these subaccounts seeks to achieve a different investment objective. If you tell us to place your premium payments and cash values into one or more subaccounts of the separate account, you bear the risk that the investment objectives will not be met. That risk includes your not earning any money on your premium payments and cash values and also that your premium payments and cash values may lose some or all of their value.

   . You can also tell us to place some or all of your premium payments and cash values into our account. Our account is called the Guaranteed Interest Account. If you do, we will guarantee that those premium payments and cash values will not lose any value. We also guarantee that we will pay not less than 4.5% interest annually. We may pay more than 4.5% if we choose. Premium payments and cash values you place into the Guaranteed Interest Account become part of our assets.

Death Benefit:

 . We will pay a death benefit if you die before you reach age 100 while the policy is in effect. That death benefit will never be less than the amount specified in the policy. It may be greater than the amount specified if the policy's cash values increase.

Living Benefits:

 . You may ask for some or all of the policy's cash value at any time. If you do, we may deduct a surrender charge. You may borrow up to 90% of the policy's cash value from us at any time. You will have to pay interest to us on the amount borrowed.

Charges and Fees:

 . The policy allows us to deduct certain charges from the cash value. These charges are detailed in the policy and in this prospectus.

                These are only some of the terms of the policy.
 Please read the prospectus carefully for more complete details of the policy.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of the prospectus. Any representation to the contrary is a criminal offense. This prospectus comes with prospectuses for The Alger American Fund, Enterprise Accumulation Trust, INVESCO Variable Investment Funds, Inc., Janus Aspen Series, Lord Abbett Series Fund, MFS(R) Variable Insurance Trust/SM/, MONY Series Fund, Inc., PBHG Insurance Series Fund, PIMCO Variable Insurance Trust and The Universal Institutional Funds, Inc. You should read these prospectuses carefully and keep them for future reference.

                        MONY America Variable Account L
                    MONY Life Insurance Company of America
                    1740 Broadway, New York, New York 10019
                                1-800-487-6669

                               Table of Contents

                                                                      Page
                                                                      ----
Summary of the Policy................................................  1
  Important Policy Terms.............................................  1
  Purpose of the Policy..............................................  1
  Policy Premium Payments and Values.................................  1
  Charges and Deductions.............................................  3
  Fees and Expenses of the Funds.....................................  4
  The Death Benefit..................................................  9
  Premium Features...................................................  10
  MONY America Variable Account L....................................  10
  Allocation Options.................................................  11
  Transfer of Fund Value.............................................  11
  Policy Loans.......................................................  11
  Full Surrender.....................................................  11
  Partial Surrender..................................................  11
  Right to Return Policy Period......................................  11
  Grace Period and Lapse.............................................  12
  Tax Treatment of Increases in Fund Value...........................  12
  Tax Treatment of Death Benefit.....................................  12
  Riders.............................................................  12
  Contacting the Company.............................................  13
  Understanding the Policy...........................................  14
Detailed Information about the Company and MONY America Variable
  Account L..........................................................  15
  MONY Life Insurance Company of America.............................  15
  MONY America Variable Account L....................................  15
The Funds............................................................  21
  The Alger American Fund............................................  21
  Enterprise Accumulation Trust......................................  22
  INVESCO Variable Investment Funds, Inc.............................  23
  Janus Aspen Series.................................................  24
  Lord Abbett Series Fund............................................  24
  MFS(R) Variable Insurance Trust/SM/................................  25
  MONY Series Fund, Inc..............................................  25
  PBHG Insurance Series Fund.........................................  26
  PIMCO Variable Insurance Trust.....................................  26
  The Universal Institutional Funds, Inc.............................  27
  Purchase of Portfolio Shares by MONY America Variable Account L....  27
Detailed Information About The Policy................................  28
  Application for a Policy...........................................  28
  Right to Examine a Policy -- Right to Return Policy Period.........  30
  Premiums...........................................................  30
  Allocation of Net Premiums.........................................  33
  Death Benefits under the Policy....................................  33
  Changes in Specified Amount........................................  36
  Changes in Additional Term Life Insurance Amount...................  37
  Guaranteed Death Benefit...........................................  37
  Riders.............................................................  38
  Benefits at Maturity...............................................  41
  Policy Values......................................................  41
  Determination of Fund Value........................................  42
  Calculating Unit Values for Each Subaccount........................  43

                                                                         Page
                                                                         ----
     Transfer of Fund Value............................................. 44
     Right to Exchange Policy........................................... 44
     Policy Loans....................................................... 45
     Full Surrender..................................................... 46
     Partial Surrender.................................................. 46
     Grace Period and Lapse............................................. 47
   Charges and Deductions............................................... 50
     Deductions from Premiums........................................... 51
     Daily Deduction from MONY America Variable Account L............... 51
     Deductions from Fund Value......................................... 52
     Transaction and Other Charges...................................... 54
     Fees and Expenses of the Funds..................................... 54
     Guarantee of Certain Charges....................................... 54
   Other Information.................................................... 55
     Federal Income Tax Considerations.................................. 55
     Charge for Company Income Taxes.................................... 59
     Voting of Fund Shares.............................................. 59
     Disregard of Voting Instructions................................... 60
     Report to Policy Owners............................................ 60
     Substitution of Investments and Right to Change Operations......... 60
     Changes to Comply with Law......................................... 61
   Performance Information.............................................. 61
   The Guaranteed Interest Account...................................... 62
     General Description................................................ 62
     Death Benefit...................................................... 63
     Policy Charges..................................................... 63
     Transfers.......................................................... 63
     Surrenders and Policy Loans........................................ 64
   More About the Policy................................................ 64
     Ownership.......................................................... 64
     Beneficiary........................................................ 64
     Notification and Claims Procedures................................. 65
     Payments........................................................... 65
     Payment Plan/Settlement Provisions................................. 65
     Payment in Case of Suicide......................................... 65
     Assignment......................................................... 66
     Errors on the Application.......................................... 66
     Incontestability................................................... 66
     Policy Illustrations............................................... 66
     Distribution of the Policy......................................... 66
   More About the Company............................................... 67
     Management......................................................... 67
     State Regulation................................................... 69
     Telephone Transfer Privileges...................................... 69
     Legal Proceedings.................................................. 70
     Legal Matters...................................................... 70
     Registration Statement............................................. 70
     Independent Accountants............................................ 70
     Financial Statements............................................... 70
     Index to Financial Statements...................................... F-1

                                                                         Page
                                                                         ----
   Appendix A........................................................... A-1
   Appendix B........................................................... B-1
   Appendix C........................................................... C-1
   Appendix D........................................................... D-1

                             Summary of the Policy

   This summary provides you with a brief overview of the more important aspects of your policy. It is not intended to be complete. More detailed information is contained in this prospectus on the pages following this Summary and in your policy. This summary and the entire prospectus will describe the part of the policy involving MONY America Variable Account L. The prospectus also briefly will describe the Guaranteed Interest Account on page 59. The Guaranteed Interest Account is also described in your policy. Before purchasing a policy, we urge you to read the entire prospectus carefully.

Important Policy Terms

   We are providing you with definitions for the following terms to make the description of the policy provisions easier for you to understand.

   Outstanding Debt -- The unpaid balance of any loan which you request on the policy. The unpaid balance includes accrued loan interest which is due and has not been paid by you.

   Loan Account -- An account to which amounts are transferred from the subaccounts of MONY America Variable Account L and the Guaranteed Interest Account as collateral for any loan you request. We will credit interest to the Loan Account at a rate not less than 4.5%. The Loan Account is part of the Company's General Account.

   Fund Value -- The sum of the amounts under the policy held in each subaccount of MONY America Variable Account L, the Guaranteed Interest Account, and the Loan Account.

   Cash Value -- The Fund Value of the policy less any surrender charge and any Outstanding Debt.

   Minimum Monthly Premium -- The amount the Company determines is necessary to keep the policy in effect for the first three policy years, regardless of subaccount cash values. In certain cases, this also applies to the first three policy years following an increase in the Specified Amount.

   Guaranteed Interest Account -- This account is part of the general account of MONY Life Insurance Company of America (the "Company"). You may allocate all or a part of your net premium payments to this account. This account will credit you with a fixed interest rate (which will not be less than 4.5%) declared by the Company. (For more detailed information, see "The Guaranteed Interest Account," page 59.)

   Specified Amount -- The minimum death benefit requested by the policy owner.

   Business Day -- Each day that the New York Stock Exchange is open for trading.

Purpose of the Policy

   The policy offers insurance protection on the life of the insured. If the insured is alive on the anniversary of the policy date when the insured is age 100, a maturity benefit will be paid instead of a death benefit. The policy provides a death benefit equal to your choice of (a) its Specified Amount, or
(b) its Specified Amount plus accumulated Fund Value. The policy also provides surrender and loan privileges. The policy offers a choice of investment alternatives and an opportunity for the policy's Fund Value and its death benefit, to grow based on investment results. In addition, you, as owner of the policy, choose the amount and frequency of premium payments, within certain limits.

Policy Premium Payments and Values

   The premium payments you make for the policy are received by the Company. From those premium payments, the Company makes deductions to pay premium and other taxes imposed by state and local governments. The Company makes deductions to cover the cost to the Company of a deferred acquisition tax imposed by the United States government. The Company will also deduct a Sales Charge to cover the costs of making the policies available to the public. After deduction of these charges, the amount remaining is called the net premium payment.

   You may allocate net premium payments among the various subaccounts of MONY America Variable Account L and/or the Guaranteed Interest Account. As owner of the policy, you may give the right to allocate net premium payments to someone else.

   The net premium payments you allocate among the various subaccounts of MONY America Variable Account L may increase or decrease in value on any day depending on the investment experience of the subaccounts you select. Your death benefit may or may not increase or decrease depending on several factors including the death benefit option you chose. Except in certain circumstances described later (See "Death Benefits Under the Policy," at page 30), the death benefit will never decrease below the Specified Amount of your policy.

   Net premium payments you allocate to the Guaranteed Interest Account will be credited with interest at a rate determined by the Company. That rate will not be less than 4.5%.

   The value of the net premium payments you allocate to MONY America Variable Account L and to the Guaranteed Interest Account are called the Fund Value. There is no guarantee that the policy's Fund Value and death benefit will increase. You bear the risk that the net premiums and Fund Value allocated to MONY America Variable Account L may be worth more or less while the policy remains in effect.

   If you cancel the policy and return it to the Company during the Right to Return Period, your premium payments will be returned by the Company. After the Right to Return Period, you may cancel your policy by surrendering it to the Company. The Company will pay you the Fund Value minus a charge if you cancel your policy during the first fifteen years since the policy was issued or the Specified Amount increased. The Company will also deduct any amount you have borrowed from the amount it will pay you. The Fund Value minus Surrender Charges and minus the amount of debt outstanding from loans you have received is called the Cash Value of the policy.

   Charges and fees such as the cost of insurance, administrative charges, and mortality and expense risk charges are imposed by the policy. These charges and fees are deducted by the Company from the policy's Fund Value and are described in further detail below.

   The policy remains in effect until the earliest of

      (1) a grace period expires without the payment of sufficient additional premium to cover policy charges or repayment of the Outstanding Debt,

      (2) age 100,

      (3) death of the insured, or

      (4) full surrender of the policy.

   Generally, the policy remains in effect only as long as the Cash Value is sufficient to pay all monthly deductions. However, during the first three years the policy is in effect, the Company will determine an amount which if paid during those first three policy years will keep the policy and all rider coverages in effect for the first three policy years even if the Cash Value of the policy is zero. This amount is called the Minimum Monthly Premium. If you increase the Specified Amount during the first three policy years, you must pay the Minimum Monthly Premium for three more years after the increase. A Guaranteed Death Benefit Rider is also available at the time you purchase the policy. It will extend the time during which the Specified Amount of the policy and most riders will not lapse. The Guaranteed Death Benefit Rider requires the payment of an agreed upon amount of premiums and is discussed below.

Charges and Deductions

   The policy provides for the deduction of the various charges, costs, and expenses from the Fund Value of the policy. These deductions are summarized in the table below. Additional details can be found on pages 48 - 51.


                                        Deductions from Premiums
------------------------------------------------------------------------------------------------------------
Sales Charge -- Varies based on Specified Amount   Specified Amounts less than $500,000 --
plus Term Life Term Rider amount in effect. It is        4% Policy Years 1-10
a % of Premium paid.                                     1% Policy Years 11 and later
                                                   Specified Amounts of $500,000 or more --
                                                         2% Policy Years 1-10
                                                         0.5% Policy Years 11 and later
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Tax Charge                                         State and local -- 2.25%
                                                   Federal -- 1.25% (0% for individual qualified plan
                                                   issues)
------------------------------------------------------------------------------------------------------------

                          Daily Deduction from MONY America Variable Account L
------------------------------------------------------------------------------------------------------------
Mortality & Expense Risk Charge -- Maximum         .35% of subaccount value (0.000959% daily)
Annual Rate
------------------------------------------------------------------------------------------------------------

                                       Deductions from Fund Value
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Cost of Insurance Charge                           Current cost of insurance rate x net amount at risk
                                                   at the beginning of the policy month
------------------------------------------------------------------------------------------------------------
Administrative Charge -- monthly                   $5.00
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Monthly per $1,000 Specified Amount Charge         See Appendix B. This charge applies for the first 10
Based on issue age.                                policy years (or for 10 years from the date of any
                                                   increase in Specified Amount)
------------------------------------------------------------------------------------------------------------
Guaranteed Death Benefit Charge                    $0.01 per $1,000 of Specified Amount and certain
Monthly Charge for Guaranteed Death Benefit        Rider amounts. Please note that the Rider requires
Rider*                                             that at least the amount of premiums set forth in the
                                                   policy itself be paid in order to remain in effect.
------------------------------------------------------------------------------------------------------------
Optional Insurance Benefits Charge                 As applicable.
Monthly Deduction for any other Optional
Insurance Benefits added by rider.
------------------------------------------------------------------------------------------------------------
Transaction and Other Charges
- Partial Surrender Fee                            $10
- Transfer of Fund Value (at Company's Option)     $25 (maximum per transfer)/1/
------------------------------------------------------------------------------------------------------------
Surrender Charge                                   See discussion of Surrender Charge on page 50 for
Grades from 80% to 0 over 15 years (10years for    grading schedule.
issue ages 76-85) based on a schedule. Factors per
$1,000 of Specified Amount vary based on issue
age, gender, and underwriting class.

* The Guaranteed Death Benefit Rider is not available in all states. /1/ Currently no charge on any transfers.

   MONY America Variable Account L is divided into subdivisions called subaccounts. Each subaccount invests exclusively in shares of a designated portfolio. Each portfolio pays a fee to its investment adviser to manage the portfolio. The investment adviser fees for each portfolio are listed in the table below. Each portfolio also incurs expenses its operations. Those expenses are also shown in the table below.

Fees and Expenses of the Funds

   The Funds and each of their portfolios incur certain charges including the investment advisory fee and certain operating expenses. These fees and expenses vary by portfolio and are set forth below. Their Boards govern the Funds. The advisory fees are summarized below. Fees and expenses of the Funds are described in more detail in the Funds' prospectuses.

   Information contained in the following table was provided by the respective Funds and has not been independently verified by us.

         Proforma Annual Expenses for the Year Ended December 31, 2000
                    (as a percentage of average net assets)

                                                                           Distribution and
                                               Management       Other      Service (12-b-1)     Total
       Fund/Portfolio                             Fees         Expenses          Fee           Expenses
       --------------                        ----------     --------       ---------------- --------
The Alger American
  Fund
Alger American
  Balanced Portfolio........................    0.75%         0.13%                 0%        0.88%
Alger American
  Leveraged AllCap
  Portfolio.................................    0.85%         0.05%                 0%        0.90%
Alger American
  MidCap Growth
  Portfolio.................................    0.80%         0.04%                 0%        0.84%

Enterprise
  Accumulation
  Trust/(1)/
Equity Income
  Portfolio.................................    0.75%         0.13%                 0%        0.88%
Global Socially
  Responsive
  Portfolio.................................    0.90%         0.40%                 0%        1.30%
Growth Portfolio............................    0.75%         0.08%                 0%        0.83%
Growth and Income
  Portfolio.................................    0.75%         0.10%                 0%        0.85%
Managed Portfolio...........................    0.80%         0.02%                 0%        0.82%
Small Company
  Growth Portfolio..........................    1.00%         0.11%                 0%        1.11%
Small Company Value
  Portfolio.................................    0.80%         0.09%                 0%        0.89%
Total Return
  Portfolio.................................    0.40%         0.25%                 0%        0.65%
-                                                                                -------------------------
------------
/(1)/Enterprise Capital Management, Inc. has contractually agreed to limit the portfolios' expenses through May 1, 2002, to the following expense ratios:
   Equity Income -- 1.05%; Global Socially Responsive -- 1.30%; Growth -- 1.15%;
   Growth and Income -- 1.05%; Managed -- 1.05%; Small Company Growth -- 1.40%;
   and Small Company Value -- 1.30%.

INVESCO Variable
  Investment Funds,
  Inc.
INVESCO VIF --
  Financial
  Services Fund.............................    0.75%         0.34%                 0%        1.09%
INVESCO VIF --
  Health Sciences
  Fund......................................    0.75%         0.32%                 0%        1.07%
INVESCO VIF --
  Telecommunications
  Fund......................................    0.75%         0.31%                 0%        1.06%

Janus Aspen
Series-- Service
Shares
Capital
  Appreciation
  Portfolio.................................    0.65%         0.02%              0.25%        0.92%
Flexible Income
  Portfolio.................................    0.65%         0.09%              0.25%        0.99%
International
  Growth Portfolio..........................    0.65%         0.06%              0.25%        0.96%

Lord Abbett Series
Fund-- Class VC
Bond-Debenture
  Portfolio.................................    0.50%         0.35%                 0%        0.85%
Growth and Income
  Portfolio/(1)/............................    0.50%         0.53%                 0%        1.03%
Mid-Cap Value
  Portfolio/(2)/............................    0.75%         0.81%                 0%        1.56%
-                                                                                -------------------------
/(1)/Excludes expense waivers. With these waivers total Expenses would have been
   1.02%.
/(2)/For fiscal year ended December 31, 2000 Lord Abbett waived its entire management fee and subsidized the other expenses of the portfolio. Lord Abbett may stop waiving the management fee and subsidizing the other expenses at any time.

         Proforma Annual Expenses for the Year Ended December 31, 2000
                    (as a percentage of average net assets)

                                                                                    Distribution and
                                                   Management          Other        Service (12-b-1)      Total
         Fund/Portfolio                               Fees            Expenses            Fee            Expenses
         --------------                         ----------        --------          ---------------- --------
MFS(R) Variable
Insurance
Trust/SM(1)/--
Initial Class
MFS Mid Cap Growth
  Series/(2)/..................................    0.75%            0.15%                  0%          0.90%
MFS New Discovery
  Series/(2)/..................................    0.90%            0.15%                  0%          1.05%
MFS Total Return
  Series.......................................    0.75%            0.15%                  0%          0.90%
MFS Utilities Series...........................    0.75%            0.16%                  0%          0.91%
-                                                                                        ----------------------------
------------
/(1)/Each series has an expense offset arrangement which reduces the series' custodian fee based upon the amount of cash maintained by the series with its custodian and dividend disbursing agent. Each series may enter into other such arrangements and directed brokerage arrangements, which would also have the effect of reducing the series' expenses. "Other Expenses" do not take into account these expense reductions, and are therefore higher than the actual expenses of the series. Had these fee reductions not been taken into account, "Total Expenses" would be higher for certain series and would equal: 2.21% for Mid Cap Growth Series; 1.09% for New Discovery
   Series; 0.90% for Total Return Series; and 0.91% for Utilities Series.

/(2)/MFS has contractually agreed, subject to reimbursement, to bear expenses for these series such that each such series' "Other Expenses" (after taking into account the expense offset arrangement described above), do not exceed the following percentages of the average daily net assets of the series during the current fiscal year: 0.15%
   for both Mid Cap Growth and New Discovery Series. These contractual fee arrangements will continue until at least May 1, 2002, unless changed with the consent of the board of trustees which oversees the series.

MONY Series Fund,
  Inc./(1)/
Government
  Securities
  Portfolio/(2)/...............................    0.50%            0.11%                  0%          0.61%
Long Term Bond
  Portfolio....................................    0.50%            0.09%                  0%          0.59%
Money Market
  Portfolio....................................    0.40%            0.07%                  0%          0.47%
-                                                                                        ----------------------------
------------
/(1)/MONY Life Insurance Company of America has contractually agreed to limit expenses on these portfolios to the following amounts: Long Term Bond -- 0.75%; Government
   Securities -- 0.75%; Money Market -- 0.50%. This contractual limitation is in effect until April 30, 2002.

/(2)/Excludes expense reimbursements/reductions. With these reimbursements/reductions total expenses would have been .60%.

PBHG Insurance
Series Fund
PBHG Mid-Cap Value
  Portfolio....................................    0.85%            0.35%                  0%          1.20%
PBHG Select Value
  Portfolio....................................    0.65%            0.32%                  0%          0.97%
-                                                                                        ----------------------------
------------
/(1)/For the fiscal year ended December 31, 2001, Pilgrim Baxter has contractually agreed to waive that portion, if any, of the annual management fees payable by the portfolios and to pay certain expenses of the portfolios to the extent necessary to ensure that the total annual portfolio operating expenses do not exceed 1.20% and 1.00% for the
   Mid-Cap Value Portfolio and the Select Value Portfolio, respectively. Without these expense waivers, total expenses for the Mid-Cap Value Portfolio would have been 4.52%.
   Pilgrim Baxter has agreed to maintain this expense limitation agreement until December
   31, 2002. In any fiscal year in which the portfolios' total assets are greater than
   $75 million and its total annual portfolio operating expenses are less than 1.20% and
   1.00% for the Mid-Cap Value Portfolio and the Select Value Portfolio, respectively.
   The portfolios' board of trustees may elect to reimburse Pilgrim Baxter for any fees it waived or expenses it reimbursed on the portfolios' behalf during the previous two fiscal years. In 2000, the board elected to reimburse $36,853 in waived fees, which are included in the calculation of "Other Expenses" above for the Select Value
   Portfolio. At the time of the election, the Portfolio had total assets in excess of
   $93 million. To date, the board for the Mid-Cap Value Portfolio has made no reimbursement election.

         Proforma Annual Expenses for the Year Ended December 31, 2000
                    (as a percentage of average net assets)

                                                              Distribution and
    Fund/Portfolio            Management Fees Other Expenses Service (12b-1) Fee Total Expenses
    --------------            --------------- -------------- ------------------- --------------
PIMCO Variable
Insurance Trust--
Administrative Class
Global Bond
  Portfolio/(1)/.............      0.25%           0.65%              0%              0.90%
Real Return Bond
  Portfolio..................      0.25%           0.40%              0%              0.65%
StockPLUS Growth
  and Income
  Portfolio/(1)/.............      0.40%           0.25%              0%              0.65%
-                                                                                    ----------
------------
/(1)/PIMCO has contractually agreed to reduce total annual portfolio operating expenses for the Administrative Class shares to the extent they would exceed, due to the payment of organizational expenses and trustees' fees, 0.65% of average daily net assets for the StockPLUS Growth and Income Portfolio and 0.90% of
   average daily net assets for the Global Bond Portfolio. Under the Expense
   Reimbursement Agreement, PIMCO may recoup these waivers and reimbursements in future periods, not exceeding three years, provided total expenses, including such recoupment, do not exceed the annual expense limit. Without these expense limitations actual expenses would have been 0.66% for the the StockPlus Portfolio and 1.18% for the Global Bond Portfolio.

The Universal
Institutional
Funds,Inc./(1)/
Emerging Markets
  Equity Portfolio...........      1.25%           0.71%              0%              1.96%
Global Value Equity
  Portfolio..................      0.80%           0.63%              0%              1.43%
U.S. Real Estate
  Portfolio..................      0.80%           0.36%              0%              1.16%
-                                                                                    ----------
------------
/(1)/The Adviser has voluntarily agreed to reduce its management fee and/or reimburse the portfolios to the amounts shown. With these reimbursements and/or fee waivers the total expenses would have been 1.80%, 1.15% and 1.11% for the Emerging Markets
   Equity Portfolio, Global Value Equity Portfolio, U.S. Real Estate Portfolio,
   respectively. Fee waivers and/or expense reimbursements are voluntary and the advisor reserves the right to terminate any waiver and/or reimbursement at any time without notice.


                               Fund Investment Adviser Fees
-------------------------------------------------------------------------------------------

                                 The Alger American Fund
-------------------------------------------------------------------------------------------
               Portfolio                              Investment Adviser Fee
-------------------------------------------------------------------------------------------
Alger American Balanced Portfolio        Annual rate of 0.75% of the portfolio's average
                                         daily net assets.
-------------------------------------------------------------------------------------------
Alger American Leverged AllCap Portfolio Annual rate of 0.85% of the portfolio's average daily net assets.
-------------------------------------------------------------------------------------------
Alger American MidCap Growth Portfolio   Annual rate of 0.80% of the portfolio's average
                                         daily net assets.
-------------------------------------------------------------------------------------------

                              Enterprise Accumulation Trust
-------------------------------------------------------------------------------------------
               Portfolio                              Investment Adviser Fee
-------------------------------------------------------------------------------------------
Equity Income Portfolio                  Annual rate of 0.75% of the portfolio's average
                                         daily net assets.
-------------------------------------------------------------------------------------------
Global Socially Responsive Portfolio     Annual rate of 0.90% of the portfolio's average
                                         daily net assets.
-------------------------------------------------------------------------------------------
Growth Portfolio                         Annual rate of 0.75% of the portfolio's average
                                         daily net assets.
-------------------------------------------------------------------------------------------
Growth and Income Portfolio              Annual rate of 0.75% of the portfolio's average
                                         daily net assets.
-------------------------------------------------------------------------------------------
Managed Portfolio                        Annual rate of 0.80% of the first $400 million,
                                         0.75% of the next $400 million, and 0.70% in
                                         excess of $800 million of the portfolio's average
                                         daily net assets.
-------------------------------------------------------------------------------------------
Small Company Growth Portfolio           Annual rate of 1.00% of the portfolio's average
                                         daily net assets.
-------------------------------------------------------------------------------------------
Small Company Value Portfolio            Annual rate of 0.80% of the portfolio's average
                                         daily net assets.
-------------------------------------------------------------------------------------------
Total Return Portfolio                   Annual rate of 0.65% of the portfolio's average
                                         daily net assets.
-------------------------------------------------------------------------------------------

                         INVESCO Variable Investment Funds, Inc.
-------------------------------------------------------------------------------------------
               Portfolio                              Investment Adviser Fee
-------------------------------------------------------------------------------------------
INVESCO VIF - Financial Services Fund    Annual rate of 0.75% of the portfolio's average
                                         daily net assets.
-------------------------------------------------------------------------------------------
INVESCO VIF - Health Sciences Fund       Annual rate of 0.75% of the portfolio's average
                                         daily net assets.
-------------------------------------------------------------------------------------------
INVESCO VIF - Telecommunications Fund    Annual rate of 0.75% of the portfolio's average
                                         daily net assets.
-------------------------------------------------------------------------------------------


                              Janus Aspen Series
--------------------------------------------------------------------------------
           Portfolio                        Investment Adviser Fee
--------------------------------------------------------------------------------
Capital Appreciation Portfolio  Annual rate of 0.65% of the portfolio's average daily net assets.
--------------------------------------------------------------------------------
Flexible Income Portfolio       Annual rate of 0.65% of the first $300 million;
                                and 0.55% in excess of $300 million of the
                                portfolio's average daily net assets.
--------------------------------------------------------------------------------
International Growth Portfolio  Annual rate of 0.65% of the portfolio's average daily net assets.
--------------------------------------------------------------------------------

                            Lord Abbett Series Fund
--------------------------------------------------------------------------------
           Portfolio                        Investment Adviser Fee
--------------------------------------------------------------------------------
Bond-Debenture Portfolio        Annual rate of 0.50% of the portfolio's average
                                daily net assets.
--------------------------------------------------------------------------------
Growth and Income Portfolio     Annual rate of 0.50% of the portfolio's average
                                daily net assets.
--------------------------------------------------------------------------------
Mid-Cap Value Portfolio         Annual rate of 0.75% of the portfolio's average
                                daily net assets.
--------------------------------------------------------------------------------

                      MFS(R) Variable Insurance Trust/SM/
--------------------------------------------------------------------------------
           Portfolio                        Investment Adviser Fee
--------------------------------------------------------------------------------
MFS Mid Cap Growth Series       Annual rate of 0.75% of the portfolio's average
                                daily net assets.
--------------------------------------------------------------------------------
MFS New Discovery Series        Annual rate of 0.90% of the portfolio's average
                                daily net assets.
--------------------------------------------------------------------------------
MFS Total Return Series         Annual rate of 0.75% of the portfolio's average
                                daily net assets.
--------------------------------------------------------------------------------
MFS Utilities Series            Annual rate of 0.75% of the portfolio's average
                                daily net assets.
--------------------------------------------------------------------------------

                            MONY Series Fund, Inc.
--------------------------------------------------------------------------------

           Portfolio                        Investment Adviser Fee
--------------------------------------------------------------------------------
Government Securities Portfolio Annual rate of 0.50% of the first $400 million,
                                0.35% of the next $400 million, and 0.30% in
                                excess of $800 million of the portfolio's
                                aggregate average daily net assets.
--------------------------------------------------------------------------------
Long Term Bond Portfolio        Annual rate of 0.50% of the first $400 million,
                                0.35% of the next $400 million, and 0.30% in
                                excess of $800 million of the portfolio's
                                aggregate average daily net assets.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
Money Market Portfolio          Annual rate of 0.40% of the first $400 million,
                                0.35% of the next $400 million, and 0.30% in
                                excess of $800 million of the portfolio's
                                aggregate average daily net assets.
--------------------------------------------------------------------------------

                          PBHG Insurance Series Fund

              Portfolio                            Investment Adviser Fee
---------------------------------------------------------------------------------------
PBHG Mid-Cap Value Portfolio          Annual rate of 0.85% of the portfolio's average
                                      daily net assets.
---------------------------------------------------------------------------------------
PBHG Select Value Portfolio           Annual rate of 0.65% of the portfolio's average
                                      daily net assets.
---------------------------------------------------------------------------------------

                            PIMCO Variable Insurance Trust
---------------------------------------------------------------------------------------
              Portfolio                            Investment Adviser Fee
---------------------------------------------------------------------------------------
Global Bond Portfolio                 Annual rate of 0.25% of the portfolio's average
                                      daily net assets.
---------------------------------------------------------------------------------------
Real Return Bond Portfolio            Annual rate of 0.25% of the portfolio's average
                                      daily net assets.
---------------------------------------------------------------------------------------
StockPLUS Growth and Income Portfolio Annual rate of 0.40% of the portfolio's average daily net assets.
---------------------------------------------------------------------------------------

                       The Universal Institutional Funds, Inc.
---------------------------------------------------------------------------------------

              Portfolio                            Investment Adviser Fee
---------------------------------------------------------------------------------------
Emerging Markets Equity Portfolio     Annual rate of 1.25% of the first $500 million;
                                      1.20% from $500 million to $1 billion; and
                                      1.15% in excess of $1 billion of the portfolio's
                                      average daily net assets.
---------------------------------------------------------------------------------------
Global Value Equity Portfolio         Annual rate of 0.80% of the first $500 million;
                                      0.75% from $500 million to $1 billion; and
                                      0.70% in excess of $1 billion of the portfolio's
                                      average daily net assets.
---------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------
U. S. Real Estate Portfolio           Annual rate of 0.80% of the first $500 million;
                                      0.75% from $500 million to $1 billion; and
                                      0.70% in excess of $1 billion of the portfolio's
                                      average daily net assets.

The Death Benefit

   The minimum initial Specified Amount is $50,000. You may elect one of two options to compute the amount of death benefit payable under the policy. Your selection may increase the death benefit.

   Option 1 -- The death benefit equals the greater of

      (a) the Specified Amount plus Additional Term Life Insurance, if any, or

      (b) Fund Value multiplied by a death benefit percentage.

   The death benefit percentage varies according to the definition of life insurance chosen. (See page 27 for an explanation of the two life insurance definitions.) If the Guideline Premium/Cash Value Corridor Test is chosen, the death benefit percentages vary according to age. If the Cash Value Accumulation Test is chosen, the death benefit percentages vary according to age, gender and smoking status. If you choose Option 1, favorable investment performance will reduce the cost you pay for the death benefit. This reduction will decrease the deduction from Fund Value.

   Option 2 -- The death benefit equals the greater of

      (a) the Specified Amount plus the Additional Term Life Insurance, if any, plus the Fund Value, or

      (b) the Fund Value multiplied by a death benefit percentage.

      The death benefit percentage varies according to the definition of life insurance chosen. If the Guideline Premium/Cash Value Corridor Test is chosen, the death benefit percentages vary according to age. If the Cash Value Accumulation Test is chosen, the death benefit percentages vary according to age, gender and smoking status.

      If you choose Option 2, favorable investment performance will increase the Fund Value of the Policy which in turn increases insurance coverage.

The Fund Value used in these calculations is the Fund Value as of the date of the insured's death.

   You may change the death benefit option and increase or decrease the Specified Amount, subject to certain conditions. See "Death Benefits Under the Policy," page 30.

   When you apply for insurance, you can purchase the Guaranteed Death Benefit Rider. This rider provides a guarantee that the Specified Amount under the policy and most rider coverages will remain in effect until the later of (a) the insured's age 70, or (b) ten years from the date of the policy, regardless of the policy's Cash Value. See "Guaranteed Death Benefit Rider," page 35.

Premium Features

   You must pay premiums equal to at least the amount necessary to keep the policy in effect for the first three policy years. After that, subject to certain limitations, you may choose the amount and frequency of premium payments as your financial situation and needs change.

   When you apply for a policy, you determine the level amount you intend to pay at fixed intervals over a specified period of time. You elect to receive a premium notice on an annual, semiannual, or quarterly basis. However, you may choose to skip or stop making premium payments, your policy continues in effect until the Cash Value can no longer cover (1) the monthly deductions from the Fund Value for your policy, and (2) any optional insurance benefits added by rider. You may pay premiums under the electronic funds transfer program. Under this program, you authorize the Company to withdraw the amount you determine from your checking account each month.

   The amount, frequency and period of time over which you pay premiums may affect whether or not the policy will be classified as a modified endowment contract. You will find more information on the tax treatment of life insurance contracts, including modified endowment contracts under "Federal Income Tax Considerations," page 52.

   The payment of premiums you specified on the application will not guarantee that your policy will remain in effect. See "Grace Period and Lapse," page 44. If any premium payment would result in an immediate increase in the net amount at risk, the Company may, (1) reject a part of the premium payment, or (2) limit the premium payment, unless you provide satisfactory evidence of insurability.

MONY America Variable Account L

   MONY America Variable Account L is a separate investment account whose assets are owned by the Company. See "MONY America Variable Account L" on page 13.

Allocation Options

   You may allocate premium payments and Fund Values among the various subaccounts of MONY America Variable Account L. Each of the subaccounts uses premium payments and Fund Values to purchase shares of a designated portfolio of The Alger American Fund, Enterprise Accumulation Trust, INVESCO Variable Investment Funds, Inc., Janus Aspen Series, Lord Abbett Series Fund, MFS(R) Variable Insurance Trust/SM/, MONY Series Fund, Inc., PBHG Insurance Series Fund, PIMCO Variable Insurance Trust, and The Universal Institutional Funds, Inc. (the "Funds"). The subaccounts available to you and the investment objectives of each available subaccount are described in detail beginning on page 14.

Transfer of Fund Value

   You may transfer Fund Value among the subaccounts. Subject to certain limitations, you may also transfer between the subaccounts and the Guaranteed Interest Account. Transfers may be made by telephone if the proper form has been completed, signed and filed at the Company's Syracuse Operations Center. See "Transfer of Fund Value," page 41.

Policy Loans

   You may borrow up to 90% of your policy's Cash Value from the Company. Your policy will be the only security required for a loan. See "Policy Loans," page 42.

   The amount of Outstanding Debt is subtracted from your death benefit. Your Outstanding Debt is repaid from the proceeds of a full surrender. See "Full Surrender," page 43. Outstanding Debt may also affect the continuation of the policy. See "Grace Period and Lapse," page 44. The Company charges interest on policy loans. If you do not pay the interest when due, the amount due will be borrowed from the policy's Cash Value and will become part of the Outstanding Debt.

Full Surrender

   You can surrender the policy during the insured's lifetime and receive its Cash Value, which equals (a) Fund Value, minus (b) any surrender charge, and minus (c) any Outstanding Debt. See "Full Surrender," page 43.

Partial Surrender

   You may request a partial surrender if your Cash Value after the deduction of the requested surrender amount and any fees is greater than $500. If the requested amount exceeds the amount available, we will reject your request and return it to you. A partial surrender will decrease the Specified Amount. See "Partial Surrender," at page 43.

   Partial surrenders must be for at least $500. A partial surrender fee of $10 will be assessed against the remaining Fund Value. There is no surrender charge assessed on a partial surrender.

Right to Return Policy Period

   You have the right to examine the policy when you receive it. You may return the policy for any reason and obtain a full refund of the premium you paid if you return your policy the later of: (a) 10 days (or longer in some states) after you receive it; (b) 45 days after the date you sign the application for the policy or (c) 10 days after we mail or deliver a notice of withdrawal right. During the Right to Return Policy Period, net premiums will be kept in the general account of the Company and will earn interest at an annual rate of 4.5%. See "Right to Examine a Policy -- Right to Return Policy Period", page 27.

Grace Period and Lapse

   Your policy will remain in effect as long as:

      (1) it has a Cash Value greater than zero;

      (2) you have purchased the Guaranteed Death Benefit Rider, and you have met all the requirements of that Rider; or

      (3) during the first three policy years if on each monthly anniversary the sum of the premiums paid minus the sum of partial surrenders (excluding related fees) and any Outstanding Debt, is greater than or equal to the Minimum Monthly Premium times the number of months your policy has been in effect. If you increase the Specified Amount during the first three policy years, you must continue paying the Minimum Monthly Premium for an additional three policy years from the date of the increase.

   If the policy is about to terminate (or Lapse), we will give you notice that you must pay additional premiums. That notice will tell you what the minimum amount you must pay is if the policy is to remain in effect and the date by which we must receive that amount (this period is called the "grace period").

   In addition, we calculate each month whether you have paid the premiums required to be paid by your Guaranteed Death Benefit Rider or your Guaranteed Death Benefit to Age 100 Rider. See "Guaranteed Death Benefit," page 34. If your policy does not meet the test on that date, a notice will be sent to you giving you 61 days from its date to make additional payments to the policy. See "Grace Period and Lapse", page 44.

   You must understand that after the first three policy years, the policy can lapse even if the scheduled premium payments are made unless you have made all the premium payments required by the Guaranteed Death Benefit Rider or the Guaranteed Death Benefit to Age 100 Rider.

Tax Treatment of Increases in Fund Value

   The federal income tax laws generally tie the taxation of Fund Values to your receipt of those Fund Values. This policy is currently subject to the same federal income tax treatment as fixed life insurance. Certain policy loans may be taxable. You can find information on the tax treatment of the policy under "Federal Income Tax Considerations," on page 52.

Tax Treatment of Death Benefit

   Generally, the death benefit will be fully excludable from the gross income of the beneficiary under the Internal Revenue Code. Thus the death benefit received by the beneficiary at the death of the insured will not be subject to federal income taxes when received by the beneficiary. Also a death benefit paid by this policy is currently subject to federal income tax treatment as a death benefit paid by a fixed life insurance policy. See "Federal Income Tax Considerations," page 52.

Riders

   Additional optional insurance benefits may be added to the policy by an addendum called a rider. As applicable, a charge is deducted monthly from Fund Value for each optional benefit added to your policy. There are twelve riders available with this policy:

  .  Guaranteed Death Benefit Rider

  .  Guaranteed Death Benefit to Age 100 Rider

  .  Spouse's Yearly Renewable Term Rider

  .  Additional Term Life Insurance Rider

  .  Children's Term Life Insurance Rider

  .  Accidental Death and Dismemberment Rider

  .  Purchase Option Rider

  .  Waiver of Monthly Deduction Rider

  .  Waiver of Specified Premiums Rider

  .  Term Life Term Rider

  .  Maturity Extension Rider

  .  Enhanced Maturity Extension Rider
----------
   Riders are available only in states where approval has been received.

Contacting the Company

   All written requests, notices, and forms required by the policies, and any questions or inquiries should be directed to the Company's Operations Center at 1 MONY Plaza, Syracuse, New York 13202.

Understanding the Policy

   The following chart may help you to understand how the policy works.

                                  [FLOW CHART]

                    DETAILED INFORMATION ABOUT THE COMPANY
                      AND MONY AMERICA VARIABLE ACCOUNT L

MONY Life Insurance Company of America

   MONY Life Insurance Company of America issues the policy. In this prospectus MONY Life Insurance Company of America is called the "Company". The Company is a stock life insurance company organized in the State of Arizona. The Company is the corporate successor of VICO Credit Life Insurance Company incorporated in Arizona on March 6, 1969. The Company is currently licensed to sell life insurance and annuities in 49 states (not including New York), the District of Columbia, Puerto Rico, and the Virgin Islands.

   The Company is a wholly-owned subsidiary of MONY Life Insurance Company ("MONY"). MONY was organized as a mutual life insurance company under the laws of the State of New York in 1842 under the name The Mutual Life Insurance Company of New York. In 1998, The Mutual Life Insurance Company of New York converted to a stock company through demutualization and was renamed MONY Life Insurance Company. The demutualization did not have any material effect on the obligations of the Company under the policy or on MONY America Variable Account
L. The principal offices of both MONY and the Company are located at 1740 Broadway, New York, New York 10019.

   At August 16, 1999, the rating assigned to the Company by A.M. Best Company, Inc., an independent insurance company rating organization, was upgraded to A (Excellent). This rating is based upon an analysis of financial condition and operating performance. The A.M. Best rating of the Company should be considered only as bearing on the ability of the Company to meet its obligations under the policies.

   The Company intends to administer the policies itself.

   MONY Securities Corporation, a wholly-owned subsidiary of the Company, is the principal underwriter for the policies.

MONY America Variable Account L

   MONY America Variable Account L is a separate investment account of the Company. Presently, only premium payments and fund values of flexible premium variable life insurance policies are permitted to be allocated to MONY America Variable Account L. The assets in MONY America Variable Account L are kept separate from the general account assets and other separate accounts of the Company.

   The Company owns the assets in MONY America Variable Account L. The Company is required to keep assets in MONY America Variable Account L that equal the total market value of the policy liabilities funded by MONY America Variable Account L. Realized or unrealized income gains or losses of MONY America Variable Account L are credited or charged against MONY America Variable Account L assets without regard to the other income, gains or losses of the Company. Reserves and other liabilities under the policies are assets of MONY America Variable Account L. MONY America Variable Account L assets are not chargeable with liabilities of the Company's other businesses.

   Fund Values of the policy during the Right to Return Period and Fund Values allocated to the Guaranteed Interest Account are held in the Company's general account. The Company's general account assets are subject to the liabilities from the businesses the Company conducts. In addition, the Company may transfer to its general account any assets that exceed anticipated obligations of MONY America Variable Account L. All obligations of the Company under the policy are general corporate obligations of the Company. The Company may accumulate in MONY America Variable Account L proceeds from various policy charges and investment results applicable to those assets.

   MONY America Variable Account L was authorized by the Board of Directors of the Company and established under Arizona law on February 19, 1985. MONY America Variable Account L is registered with the

SEC as a unit investment trust. The SEC does not supervise the administration or investment practices or policies of MONY America Variable Account L.

   MONY America Variable Account L is divided into subdivisions called subaccounts. Each subaccount invests exclusively in shares of a designated portfolio of Funds. For example, the Long Term Bond Subaccount invests solely in shares of the MONY Series Fund, Inc. Long Term Bond Portfolio. These portfolios serve only as the underlying investment for variable annuity and variable life insurance contracts issued through separate accounts of the Company or other life insurance companies. The portfolios may also be available to certain pension accounts. The portfolios are not available directly to individual investors. In the future, the Company may establish additional subaccounts within MONY America Variable Account L. Future subaccounts may invest in other portfolios of the Funds or in other securities. Not all subaccounts are available to you.

   The following table lists the subaccounts of MONY America Variable Account L that are available to you, their respective investment objectives, and which Fund portfolio shares are purchased:


       Subaccount and Designated Portfolio                           Investment Objective
------------------------------------------------------------------------------------------------------------

Alger American Balanced Subaccount                 Seeks current income and long-term capital
                                                   appreciation. The portfolio focuses on stocks of
This subaccount purchases shares of The Alger      companies with growth potential and fixed income
American Fund Alger American Balanced              securities, with emphasis on income-producing
Portfolio.                                         securities which appear to have some potential for
                                                   capital appreciation. Under normal circumstances,
                                                   the portfolio invests in common stocks and fixed-
                                                   income securities, which include commercial paper
                                                   and bonds rated within the 4 highest rating
                                                   categories by an established rating agency or if not
                                                   rated, which are determined by the Manager to be
                                                   of comparable quality. Ordinarily, at least 25% of
                                                   the Portfolio's net assets are invested in fixed-
                                                   income securities.
------------------------------------------------------------------------------------------------------------

Alger American Leveraged AllCap Subaccount         Seeks long-term capital appreciation. Under normal
                                                   circumstances, the portfolio invests in the equity
This subaccount purchases shares of The Alger      securities of companies of any size which
American Fund Alger American Leveraged AllCap      demonstrate promising growth potential. The
Portfolio.                                         portfolio can leverage, that is, borrow money, up to
                                                   one-third of its total assets to buy additional
                                                   securities. By borrowing money, the portfolio has
                                                   the potential to increase its returns if the increase in
                                                   the value of the securities purchased exceeds the
                                                   cost of borrowing, including interest paid on the
                                                   money borrowed.
------------------------------------------------------------------------------------------------------------

Alger American MidCap Growth Subaccount            Seeks long-term capital appreciation. The portfolio
                                                   focuses on midsize companies with promising
This subaccount purchases shares of The Alger      growth potential. Under normal circumstances, the
American Fund Alger American MidCap Growth         portfolio invests primarily in the equity securities of
Portfolio.                                         companies having a market capitalization within the
                                                   range of companies in the S&P MidCap(TM) Index.
------------------------------------------------------------------------------------------------------------

Enterprise Equity Income Subaccount                Invests in a combination of growth and income.
                                                   Seeks to achieve an above average and consistent
This subaccount purchases shares of the Enterprise total return, primarily from investments in dividend
Accumulation Trust Equity Income Portfolio.        paying U.S. common stocks.

       Subaccount and Designated Portfolio                         Investment Objective
--------------------------------------------------------------------------------------------------------

Enterprise Global Socially Responsive              Seeks total return primarily from investments in
Subaccount                                         common stocks of companies that the portfolio
                                                   manager believes are socially responsive and that
This subaccount purchases shares of the Enterprise are located in countries that are included in the
Accumulation Trust Global Socially Responsive      MSCI World Index.
Portfolio.
--------------------------------------------------------------------------------------------------------

Enterprise Growth Subaccount                       Seeks capital appreciation, primarily from
                                                   investments in U.S. common stocks of large
This subaccount purchases shares of the Enterprise capitalization companies. Pursues goal by investing
Accumulation Trust Growth Portfolio.               in companies with long-term earnings potential, but
                                                   which are currently selling at a discount to their
                                                   estimated long-term value.
--------------------------------------------------------------------------------------------------------

Enterprise Growth and Income Subaccount            Seeks total return through capital appreciation with
                                                   income as a secondary consideration by investing in
This subaccount purchases shares of the Enterprise a broadly diversified group of U.S. common stocks
Accumulation Trust Growth and Income Portfolio.    of large capitalization companies.
--------------------------------------------------------------------------------------------------------

Enterprise Managed Subaccount                      Seeks growth of capital over time by investing in a
                                                   portfolio consisting of common stocks, bonds and
This subaccount purchases shares of the Enterprise cash equivalents, the percentages of which vary
Accumulation Trust Managed Portfolio.              over time based on the investment manager's
                                                   assessment of economic and market trends and its
                                                   perception of the relative investment values
                                                   available from such types of securities at any given
                                                   time.
--------------------------------------------------------------------------------------------------------

Enterprise Small Company Growth Subaccount         Seeks capital appreciation by investing primarily in
                                                   common stocks of small capitalization companies
This subaccount purchases shares of the Enterprise believed by the portfolio manager to have an
Accumulation Trust Small Company Growth            outlook for strong earnings growth and potential for
Portfolio.                                         significant capital appreciation.
--------------------------------------------------------------------------------------------------------

Enterprise Small Company Value Subaccount          Seeks maximum capital appreciation by investing
                                                   primarily in common stocks of small capitalization
This subaccount purchases shares of the Enterprise companies that the portfolio manager believes are
Accumulation Trust Small Company Value             undervalued -- that is the stock's market price does
Portfolio.                                         not fully reflect the company's value.
--------------------------------------------------------------------------------------------------------

Enterprise Total Return Subaccount                 Seeks total return primarily from investments in a
                                                   diversified portfolio of fixed income instruments of
This subaccount purchases shares of the Enterprise varying maturities.
Accumulation Trust Total Return Portfolio.
--------------------------------------------------------------------------------------------------------

INVESCO VIF -- Financial Services Subaccount       Seeks to provide capital growth by investing
                                                   primarily in equity securities of companies involved
This subaccount purchases shares of the INVESCO    in the financial services sector.
Variable Investment Funds, Inc. INVESCO VIF --
Financial Services Fund.
--------------------------------------------------------------------------------------------------------

INVESCO VIF -- Health Sciences Subaccount          Seeks to provide capital growth by investing
                                                   primarily in equity securities of companies that
This subaccount purchases shares of the INVESCO    develop, produce or distribute products or services
Variable Investment Funds, Inc. INVESCO VIF --     related to health care.
Health Sciences Fund.

      Subaccount and Designated Portfolio                        Investment Objective
--------------------------------------------------------------------------------------------------------

INVESCO VIF -- Telecommunications               Seeks to provide capital growth and current income
Subaccount                                      by investing primarily in the equity securities of
                                                companies involved in the design, development,
This subaccount purchases shares of the INVESCO manufacture, distribution, or sale of
Variable Investment Funds, Inc. INVESCO VIF --  communications services and equipment, and
Telecommunications Fund.                        companies that are involved in supplying equipment
                                                or services to such companies. Will invest primarily
                                                in companies located in at least three different
                                                countries, although U.S. issuers will often dominate
                                                the portfolio.
--------------------------------------------------------------------------------------------------------

Janus Aspen Series Capital Appreciation         Seeks long-term growth of capital. It pursues its
Subaccount                                      objective by investing primarily in common stocks
                                                selected for their growth potential. The portfolio
This subaccount purchases shares of Janus Aspen may invest in companies of any size, from larger,
Series Capital Appreciation Portfolio.          well-established companies to smaller, emerging
                                                growth companies.
--------------------------------------------------------------------------------------------------------

Janus Aspen Series Flexible Income Subaccount   Seeks to obtain maximum total return, consistent
                                                with preservation of capital. It pursues its objective
This subaccount purchases shares of the Janus   by investing primarily in a wide variety of income-
Aspen Series Flexible Income Portfolio.         producing securities such as corporate bonds and
                                                notes, government securities and preferred stock.
                                                As a fundamental policy, the portfolio will invest at
                                                least 80% of its assets in income-producing
                                                securities. The portfolio may own an unlimited
                                                amount of high-yield/high-risk bonds.
--------------------------------------------------------------------------------------------------------

Janus Aspen Series International Growth         Seeks long-term growth of capital. It pursues its
Subaccount                                      objective by investing at least 65% of its total assets
                                                in securities of issuers from at least five different
This subaccount purchases shares of the Janus   countries, excluding the United States. Although the
Aspen Series International Growth Portfolio.    portfolio intends to invest substantially all of its
                                                assets in issuers located outside the United States it
                                                may at times invest in U.S. issuers and it may at
                                                times invest all of its assets in fewer than five
                                                countries, or even a single country.
--------------------------------------------------------------------------------------------------------

Lord Abbett Bond-Debenture Subaccount           Investment Objective and Strategy: seeks high
                                                current income and the opportunity for capital
This subaccount purchases shares of the Lord    appreciation to produce a high total return. It
Abbett Series Fund Bond-Debenture Portfolio.    pursues its objective by investing in high yield and
                                                investment grade debt securities, securities
                                                convertible into common stock and preferred
                                                stocks. The portfolio invests at least 65% of its total
                                                assets in fixed income securities of various types.
                                                At least 20% of the portfolio's assets must be
                                                invested in any combination of investment grade
                                                securities, U.S. Government securities and cash
                                                equivalents.
--------------------------------------------------------------------------------------------------------

       Subaccount and Designated Portfolio                           Investment Objective
------------------------------------------------------------------------------------------------------------

Lord Abbett Growth and Income Subaccount           Investment Objective and Strategy: seeks long-term
                                                   growth of capital and income without excessive
This subaccount purchases shares of the Lord       fluctuations in market value. It pursues its objective
Abbett Series Fund Growth and Income Portfolio.    by investing at least 65% of its total assets in large,
                                                   seasoned, U.S. and multinational companies.
------------------------------------------------------------------------------------------------------------

Lord Abbett Mid-Cap Value Subaccount               Investment Objective and Strategy: seeks capital
                                                   appreciation. It pursues its objective by investing at
This subaccount purchases shares of the Lord       least 65% of its total assets in equity securities of
Abbett Series Fund Mid-Cap Value Portfolio.        mid-sized companies, with market capitalizations of
                                                   roughly $500 million to $10 billion.
------------------------------------------------------------------------------------------------------------

MFS Mid Cap Growth Subaccount                      Seeks long-term growth of capital by investing at
                                                   least 65% of its total assets in companies with
This subaccount purchases shares of the MFS(R)     medium market capitalization which are defined as
Variable Insurance Trust/SM/ MFS Mid Cap Growth    companies with market capitalizations equaling or
Series.                                            exceeding $250 million but not exceeding the top of
                                                   the Russell Midcap(TM) Growth Index range at the
                                                   time of purchase by the portfolio.
------------------------------------------------------------------------------------------------------------

MFS New Discovery Subaccount                       Seeks capital appreciation by investing at least 65%
                                                   of its total assets in equity securities of emerging
This subaccount purchases shares of the MFS(R)     growth companies. Emerging growth companies are
Variable Insurance Trust/SM/ MFS New Discovery     companies that are either: early in their life cycle
Series.                                            but which have the potential to become major
                                                   enterprises or major enterprises whose rates of
                                                   earnings growth are expected to accelerate because
                                                   of special factors, such as rejuvenated management,
                                                   new products, changes in consumer demand, or
                                                   basic changes in the economic environment.
------------------------------------------------------------------------------------------------------------

MFS Total Return Subaccount                        Seeks mainly to provide above-average income
                                                   consistent with the prudent employment of capital
This subaccount purchases shares of the MFS(R)     and secondarily to provide a reasonable opportunity
Variable Insurance Trust/SM/ MFS Total Return      for growth of capital and income. It pursues its
Series.                                            objective by investing at least 40%, but not more
                                                   than 75%, of its net assets in common stocks and
                                                   related securities and at least 25% of its net assets in
                                                   non-convertible fixed income securities.
------------------------------------------------------------------------------------------------------------

MFS Utilities Subaccount                           Seeks capital growth and current income by
                                                   investing at least 65% of its total assets in equity
This subaccount purchases shares of the MFS(R)     and debt securities of domestic and foreign
Variable Insurance Trust/SM/ MFS Utilities Series. companies (including emerging markets) in the utilities industry.
------------------------------------------------------------------------------------------------------------

MONY Government Securities Subaccount              Seeks to maximize income and capital appreciation
                                                   by investing in bonds, notes and other obligations
This subaccount purchases shares of the MONY       either issued or guaranteed by the U.S.
Series Fund, Inc. Government Securities Portfolio. Government, its agencies or instrumentalities, together having a weighted average maturity of
                                                   between 4 to 8 year.
------------------------------------------------------------------------------------------------------------

         Subaccount and Designated Portfolio                           Investment Objective
-------------------------------------------------------------------------------------------------------------

MONY Long Term Bond Subaccount                         Seeks to maximize income and capital appreciation
                                                       over the longer term by investing in highly-rated
This subaccount purchases shares of the MONY           fixed income securities issued by a diverse mix of
Series Fund, Inc. Long Term Bond Portfolio.            corporations, the U.S. Government and its agencies
                                                       or instrumentalities, as well as mortgage-backed
                                                       and asset-backed securities together having a dollar-
                                                       weighted average maturity of more than 8 years.
-------------------------------------------------------------------------------------------------------------

MONY Money Market Subaccount                           Seeks to maximize current income consistent with
                                                       preservation of capital and maintenance of liquidity
This subaccount purchases shares of the MONY           by investing primarily in high quality, short-term
Series Fund, Inc. Money Market Portfolio.              money market instruments.
-------------------------------------------------------------------------------------------------------------

Morgan Stanley Universal Institutional                 Seeks long-term capital appreciation by investing
Emerging Markets Equity Subaccount                     primarily in growth-oriented equity securities of
                                                       issuers in emerging market countries.
This subaccount purchases shares of The Universal
Institutional Funds, Inc. Emerging Markets Equity
Portfolio.
-------------------------------------------------------------------------------------------------------------

Morgan Stanley Universal Institutional Global          Seeks long-term capital appreciation by investing
Value Equity Subaccount                                primarily in equity securities of issuers throughout
                                                       the world, including U.S. issuers.
This subaccount purchases shares of The Universal
Institutional Funds, Inc. Global Value Equity
Portfolio.
-------------------------------------------------------------------------------------------------------------

Morgan Stanley Universal Institutional U.S. Real       Seeks to provide above average current income and
Estate Subaccount                                      long-term capital appreciation by investing
                                                       primarily in equity securities of companies in the
This subaccount purchases shares of The Universal      U.S. real estate industry, including real estate
Institutional Funds, Inc. U. S. Real Estate Portfolio. investment trusts.
-------------------------------------------------------------------------------------------------------------

PBHG Mid-Cap Value Subaccount                          Seeks to provide above-average total return over a 3
                                                       to 5 year market cycle by primarily investing in
This subaccount purchases shares of the PBHG           value common stocks of companies with market
Insurance Series Fund PBHG Mid-Cap Value               capitalizations within the range of the S&P
Portfolio.                                             MidCap 400(TM) Index.
-------------------------------------------------------------------------------------------------------------

PBHG Select Value Subaccount                           Seeks to provide long-term growth of capital and
                                                       income by primarily investing in value stocks of no
This subaccount purchases shares of the PBHG           more than 30 companies with large market
Insurance Series Fund PBHG Select Value                capitalizations. Current income is a secondary
Portfolio.                                             objective.
-------------------------------------------------------------------------------------------------------------

PIMCO Global Bond Subaccount                           Seeks to maximize total return, consistent with
                                                       preservation of capital, by investing primarily in
This subaccount purchases shares of the PIMCO          Fixed Income Instruments of issuers located in at
Variable Insurance Trust Global Bond Portfolio.        least three countries (one of which may be the
                                                       United States).
-------------------------------------------------------------------------------------------------------------

     Subaccount and Designated Portfolio                      Investment Objective
---------------------------------------------------------------------------------------------------

PIMCO Real Return Bond Subaccount             Seeks to maximize real return, consistent with
                                              preservation of real capital, by investing primarily
This subaccount purchases shares of the PIMCO in inflation-indexed bonds of varying maturities
Variable Insurance Trust Real Return Bond     issued by the U.S. and non-U.S. governments, their
Portfolio.                                    agencies or government-sponsored enterprises and
                                              corporations.
---------------------------------------------------------------------------------------------------

PIMCO StockPLUS Growth and Income             Seeks total return which exceeds the total return of
Subaccount                                    the S&P 500 by investing primarily in S&P 500
                                              derivatives, backed by a portfolio of Fixed Income
This subaccount purchases shares of the PIMCO Instruments.
Variable Insurance Trust StockPLUS Growth and
Income Portfolio.
---------------------------------------------------------------------------------------------------

                                   THE FUNDS

   Each available subaccount of MONY America Variable Account A will invest only in the shares of the Funds. The Funds (except for Janus Aspen Series Capital Appreciation Portfolio) are diversified, open-end management investment companies. The Janus Aspen Series Capital Appreciation Portfolio is a non-diversified, open-end management investment company. The Funds are registered with the SEC under the Investment Company Act of 1940. These registrations do not involve supervision by the SEC of the management or investment practices or policies of the Funds. The Funds, or any of them, may withdraw from sale any or all the respective portfolios as allowed by applicable law.

The Alger American Fund

   Fred Alger Management, Inc., is each portfolio's investment adviser. The investment adviser is responsible for managing each portfolio's assets according to its goal and for placing orders with broker-dealers to purchase and sell securities on behalf of each portfolio. The investment adviser fee for each portfolio is shown in the table below.

                Portfolio                             Investment Adviser Fee
------------------------------------------------------------------------------------------

Alger American Balanced Portfolio         Annual rate of 0.75% of the portfolio's average
                                          daily net assets.
------------------------------------------------------------------------------------------

Alger American Leveraged AllCap Portfolio Annual rate of 0.85% of the portfolio's average daily net assets.
------------------------------------------------------------------------------------------

Alger American MidCap Growth Portfolio    Annual rate of 0.80% of the portfolio's average
                                          daily net assets.

Enterprise Accumulation Trust

   Enterprise Accumulation Trust has a number of portfolios. The shares of some of the portfolios can be purchased by the subaccounts available to you. Enterprise Capital Management, Inc. ("Enterprise Capital"), a wholly owned subsidiary of MONY Life Insurance Company, is the investment adviser of Enterprise Accumulation Trust. Enterprise Capital is responsible for the overall management of the portfolios, including meeting the investment objectives and policies of the portfolios. Enterprise Capital contracts with sub-investment advisers to assist in managing the portfolios. For information about the sub-advisers for each portfolio, see the Enterprise Accumulation Trust prospectus included in this Prospectus Portfolio. Enterprise Accumulation Trust pays an investment adviser fee to Enterprise Capital which in turn pays the sub-investment advisers. Fees are deducted daily and paid to Enterprise Capital on a monthly basis. The sub-investment adviser and daily investment adviser fees and sub-investment adviser fees for each portfolio are shown in the table below:

Portfolio and Sub-Investment Adviser    Investment Adviser Fee        Sub-Investment Adviser Fee
-----------------------------------------------------------------------------------------------------

   Equity Income Portfolio           Annual rate of 0.75% of the   Annual rate of 0.30% of the first
                                     portfolio's average daily net $100 million, 0.25% of the next
   1740 Advisers, Inc. (affiliate    assets.                       $100 million, and 0.20% in
   of MONY Life Insurance                                          excess of $200 million of the
   Company of America) is the                                      portfolio's average daily net
   sub-investment adviser.                                         assets.
-----------------------------------------------------------------------------------------------------

   Global Socially Responsive        Annual rate of 0.90% of the   Annual rate of 0.45% of the first
   Portfolio                         portfolio's average daily net $100 million; 0.40% of the next
                                     assets.                       $100 million; and 0.30% in
   Rockefeller & Co., Inc.                                         excess of $200 million of the
                                                                   portfolio's average daily net
                                                                   assets.
-----------------------------------------------------------------------------------------------------

   Growth Portfolio                  Annual rate of 0.75% of the   Annual rate of 0.30% of the first
                                     portfolio's average daily net $1 billion and 0.20% in excess of
   Montag & Caldwell, Inc. is the    assets.                       $1 billion of the portfolio's
   sub-investment adviser.                                         average daily net assets.
-----------------------------------------------------------------------------------------------------

   Growth and Income Portfolio       Annual rate of 0.75% of the   Annual rate of 0.30% of the first
                                     portfolio's average daily net $100 million, 0.25% of the next
   Retirement System Investors,      assets.                       $100 million, and 0.20% in
   Inc. is the sub-investment                                      excess of $200 million of the
   adviser.                                                        portfolio's average daily net
                                                                   assets.

Portfolio and Sub-Investment Adviser       Investment Adviser Fee           Sub-Investment Adviser Fee
------------------------------------------------------------------------------------------------------------

   Managed Portfolio                 Annual rate of 0.80% of the first  Wellington Management
                                     $400 million, 0.75% of the next    Company's fee for the assets of
   Wellington Management             $400 million and 0.70% in excess   the Portfolio it manages is an
   Company, LLP and Sanford C.       of $800 million of the portfolio's annual rate of 0.40% up to $500
   Bernstein & Co., Inc. are the     average daily net assets.          million, 0.35% of the next $500
   sub-investment advisers.                                             million, 0.30% of the next $1
                                                                        billion, and 0.25% in excess of $2
                                                                        billion of the portfolio's average
                                                                        daily net assets. Sanford C.
                                                                        Bernstein & Co., Inc.'s fee for the
                                                                        assets of the Portfolio it manages
                                                                        is an annual rate of 0.40% up to
                                                                        $10 million, 0.30% from $10
                                                                        million to $50 million, 0.20%
                                                                        from $50 million to $100 million,
                                                                        and 0.10% in excess of $100
                                                                        million of the portfolio's average
                                                                        daily net assets.
------------------------------------------------------------------------------------------------------------

   Small Company Growth              Annual rate of 1.00% of the        Annual rate of 0.65% of the first
   Portfolio                         portfolio's average daily net      $50 million, 0.55% of the next
                                     assets.                            $50 million and 0.45% in excess
   William D. Witter, Inc. is the                                       of $100 million of the portfolio's
   sub-investment adviser.                                              average daily net assets.
------------------------------------------------------------------------------------------------------------

   Small Company Value Portfolio     Annual rate of 0.80% of the first  Annual rate of 0.40% of the first
                                     $400 million, 0.75% of the next    $1 billion and 0.30% in excess of
   Gabelli Asset Company is the      $400 million and 0.70% in excess   $1 billion of the portfolio's
   sub-investment adviser.           of $800 million of the portfolio's average daily net assets.
                                     average daily net assets.
------------------------------------------------------------------------------------------------------------

   Total Return Portfolio            Annual rate of 0.65% of the        Annual rate of 0.25% of the
                                     portfolio's average daily net      portfolio's average daily net
   Pacific Investment                assets.                            assets.
   Management Company is the
   sub-investment adviser.

INVESCO Variable Investment Funds, Inc.

   INVESCO Funds Group, Inc. is the investment adviser for each of the portfolios. Together with affiliated companies, the investment adviser directs all aspects of the management of the portfolios. The investment adviser fee for each portfolio is shown in the table below.

              Portfolio                            Investment Adviser Fee
---------------------------------------------------------------------------------------

INVESCO VIF -- Financial Services Fund Annual rate of 0.75% of the portfolio's average daily net assets.
---------------------------------------------------------------------------------------

INVESCO VIF -- Health Sciences Fund    Annual rate of 0.75% of the portfolio's average
                                       daily net assets.
---------------------------------------------------------------------------------------

INVESCO VIF -- Telecommunications Fund Annual rate of 0.75% of the portfolio's average daily net assets.

Janus Aspen Series

   Janus Aspen Series has several portfolios. The shares of some of the portfolios can be purchased by the subaccounts available to you. Janus Capital is the investment adviser to each of the portfolios and is responsible for the day-to-day management of the investment portfolios and other business affairs of the portfolios. The daily investment adviser fee for each portfolio is shown in the table below.

          Portfolio                          Investment Adviser Fee
-----------------------------------------------------------------------------------

Capital Appreciation Portfolio Annual rate of 0.65% of the portfolio's average daily net assets.
-----------------------------------------------------------------------------------

Flexible Income Portfolio      Annual rate of 0.65% of the first $300 million; and
                               0.55% in excess of $300 million of the portfolio's
                               average daily net assets.
-----------------------------------------------------------------------------------

International Growth Portfolio Annual rate of 0.65% of the portfolio's average daily net assets.

Lord Abbett Series Fund

   Lord Abbett Series Fund has several portfolios. The shares of the portfolios listed in the table below can be purchased by the subaccounts available to you. Lord, Abbett & Co. is the investment adviser to each of the portfolios and manages the investments of each of the portfolios. The investment adviser fee is shown in the table below.

           Portfolio                      Investment Adviser Fee
  ----------------------------------------------------------------------------

  Bond-Debenture Portfolio    Annual rate of 0.50% of the portfolio's average
                              daily net assets.
  ----------------------------------------------------------------------------

  Growth and Income Portfolio Annual rate of 0.50% of the portfolio's average daily net assets.
  ----------------------------------------------------------------------------

  Mid-Cap Value Portfolio     Annual rate of 0.75% of the portfolio's average
                              daily net assets.

MFS(R) Variable Insurance Trust/SM/

   MFS Variable Insurance Trust contains a number of portfolios. The shares of some of the portfolios can be purchased by the subaccounts available through our product. Massachusetts Financial Services Company is the investment adviser to each of the portfolios and manages the investments of each of the portfolios. The investment adviser fee is shown in the table below.

           Portfolio                     Investment Adviser Fee
   --------------------------------------------------------------------------

   MFS Mid Cap Growth Series Annual rate of 0.75% of the portfolio's average daily net assets.
   --------------------------------------------------------------------------

   MFS New Discovery Series  Annual rate of 0.90% of the portfolio's average daily net assets.
   --------------------------------------------------------------------------

   MFS Total Return Series   Annual rate of 0.75% of the portfolio's average
                             daily net assets.
   --------------------------------------------------------------------------

   MFS Utilities Series      Annual rate of 0.75% of the portfolio's average
                             daily net assets.

MONY Series Fund, Inc.

   MONY Series Fund, Inc. has a number of portfolios. The shares of some of the portfolios can be purchased by the subaccounts available to you. Each of the portfolios has different investment objectives and policies. The Company is a registered investment adviser under the Investment Advisers Act of 1940. The Company, as investment adviser, currently pays the compensation of the Fund's directors, officers, and employees who are affiliated in some way with the Company. MONY Series Fund, Inc. pays for all other expenses including, for example, the calculation of the net asset value of the portfolios. To carry out its duties as an investment adviser, the Company has entered into a Services Agreement with MONY to provide personnel, equipment, facilities and other services. As the investment adviser to MONY Series Fund, Inc., the Company receives a daily investment adviser fee for each portfolio (see chart below). Fees are deducted daily and paid to the Company monthly.

   The following table describes the portfolios available and the investment advisory fees:

           Portfolio                          Investment Adviser Fee
------------------------------------------------------------------------------------

Government Securities Portfolio Annual rate of 0.50% of the first $400 million,
                                0.35% of the next $400 million, and 0.30% in
                                excess of $800 million of the portfolio's aggregate
                                average daily net assets.
------------------------------------------------------------------------------------

Long Term Bond Portfolio        Annual rate of 0.50% of the first $400 million,
                                0.35% of the next $400 million, and 0.30% in
                                excess of $800 million of the portfolio's aggregate
                                average daily net assets.
------------------------------------------------------------------------------------

Money Market Portfolio          Annual rate of 0.40% of the first $400 million,
                                0.35% of the next $400 million, and 0.30% of assets
                                in excess of $800 million of the portfolio's
                                aggregate average daily net assets.

PBHG Insurance Series Fund

   PBHG Insurance Series Fund has a number of portfolios. The shares of some of the portfolios can be purchased by the subaccounts available to you. Pilgrim Baxter & Associates, Ltd. is the investment adviser for each of the portfolios. Pilgrim Baxter Value Investors, Inc., a wholly-owned subsidiary of Pilgrim Baxter & Associates, Ltd., is the sub-investment adviser for the Mid-Cap and Select Value Portfolios. The investment adviser fees and sub-investment adviser fees for each portfolio are shown in the table below.

Portfolio and Investment Sub-Adviser    Investment Adviser Fee      Sub-Investment Adviser Fee
-------------------------------------------------------------------------------------------------

PBHG Mid-Cap Value                   Annual rate of 0.85% of the   Annual rate of 0.50% of the
Portfolio                            portfolio's average daily net portfolio's average daily net
Pilgrim Baxter & Associates,         assets.                       assets.
Ltd. is the investment adviser.
Pilgrim Baxter Value Investors,
Inc. is the sub-investment
adviser.
-------------------------------------------------------------------------------------------------

PBHG Select Value Portfolio          Annual rate of 0.65% of the   Annual rate of 0.40% of the
Pilgrim Baxter & Associates,         portfolio's average daily net portfolio's average daily net
Ltd. is the investment adviser.      assets.                       assets.
Pilgrim Baxter Value Investors,
Inc. is the sub-investment
adviser.

PIMCO Variable Insurance Trust

   PIMCO Variable Insurance Trust has a number of portfolios. The shares of some of the portfolios can be purchased by the subaccounts available to you. Pacific Investment Management Company LLC is the investment adviser for the portfolios and is responsible for managing the investment activities of the portfolios and the portfolios' business affairs and other administrative matters. The investment adviser fee for each portfolio is shown in the table below.

                      Portfolio           Investment Adviser Fee
              -----------------------------------------------------

              Global Bond Portfolio      Annual rate of 0.25% of
                                         the portfolio's average
                                         dailynet assets.
              -----------------------------------------------------

              Real Return Bond Portfolio Annual rate of 0.25% of
                                         the portfolio's average
                                         dailynet assets.
              -----------------------------------------------------

              StockPLUS Growth and       Annual rate of 0.40% of
              Income Portfolio           the portfolio's average
                                         dailynet assets.

The Universal Institutional Funds, Inc.

   Morgan Stanley Asset Management is the investment adviser to each of the portfolios and manages the investments of each of the portfolios. The investment adviser fee is shown in the table below.

                      Portfolio          Investment Adviser Fee
              ----------------------------------------------------

              Emerging Markets Equity   Annual rate of 1.25% of
              Portfolio                 the first $500
                                        million;1.20% from $500
                                        million to $1 billion;
                                        and 1.15% inexcess of $1
                                        billion of the
                                        portfolio's average
                                        dailynet assets.
              ----------------------------------------------------

              Global Value Equity       Annual rate of 0.80% of
              Portfolio                 the first $500
                                        million;0.75% from $500
                                        million to $1 billion;
                                        and 0.70% inexcess of $1
                                        billion of the
                                        portfolio's average
                                        dailynet assets.
              ----------------------------------------------------

              U. S. Real Estate         Annual rate of 0.80% of
              Portfolio                 the first $500
                                        million;0.75% from $500
                                        million to $1 billion;
                                        and 0.70% inexcess of $1
                                        billion of the
                                        portfolio's average
                                        dailynet assets.

   The investment objectives of each portfolio (except for the Janus portfolios) are fundamental and may not be changed without the approval of the holders of a majority of the outstanding shares of the portfolio affected. For each of the Funds a majority means the lesser of:

      (1) 67% of the portfolio shares represented at a meeting at which more than 50% of the outstanding portfolio shares are represented, or

      (2) more than 50% of the outstanding portfolio shares.

   The investment objectives of the Janus portfolios are non-fundamental and may be changed by the Fund's Trustees without a shareholder vote.

Purchase of Portfolio Shares by MONY America Variable Account L

   The Company purchases shares of each portfolio for the corresponding sub-account at net asset value, i.e. without a sales load. Generally, all dividends and capital gains distributions received from a portfolio are automatically reinvested in the portfolio at net asset value. The Company, on behalf of MONY America Variable Account L, may elect not to reinvest dividends and capital gains distributions. The Company redeems Fund shares at net asset value to make payments under the Policies.

   Fund shares are offered only to insurance company separate accounts. The insurance companies may or may not be affiliated with the Company or with each other. This is called "shared funding." Shares may also be sold to separate accounts to serve as the underlying investments for variable life insurance policies, variable annuity policies and qualified plans. This is called "mixed funding." Currently, the Company does not foresee any disadvantages to policy owners due to mixed or shared funding. However, differences in tax treatment or other considerations may at some time create conflict of interests between owners of various contracts. The Company and the Boards of Directors of the Funds, and any other insurance companies that participate in the Funds are required to monitor events to identify material conflicts. If there is a conflict because of mixed or shared funding, the Company might be required to withdraw the investment of one or more of its separate accounts from the Funds. This might force the Funds to sell securities at disadvantageous prices.

   The investment objectives of each of the portfolios is substantially similar to the investment objectives of the subaccount which purchases shares of that portfolio. A summary of the investment objective of each of the subaccounts available to you is found in the chart on pages 14-18. No portfolio can assure you that its objective will be achieved. You will find more detailed information in the prospectus of each Fund that you received with this prospectus. The Funds' prospectuses include information on the risks of each portfolio's investments and investment techniques.

        The Funds' Prospectuses Accompany This Prospectus And Should Be
                        Read Carefully Before Investing

                     DETAILED INFORMATION ABOUT THE POLICY

   The Fund Value in MONY America Variable Account L and the Guaranteed Interest Account provide many of the benefits of your policy. The information in this section describes the benefits, features, charges, and other major provisions of the policies and the extent to which those benefits depend upon the Fund Value.

Application for a Policy

   The policy design meets the needs of individuals as well as for corporations who provide coverage and benefits for key employees. A purchaser must complete an application and personally deliver it to a licensed agent of the Company, who is also a registered representative of MONY Securities Corporation ("MSC"). The licensed agent submits the application to the Company. The policy may also be sold through other broker-dealers authorized under the law and by MSC. A policy can be issued on the life of an insured for ages up to and including 85 with evidence of insurability that satisfies the Company. If a qualified plan will own the policy, the insured cannot be more than 70 years old. The age of the insured is the age on his or her last birthday prior to the date of the policy. The Company accepts the application subject to its underwriting rules, and may request additional information or reject an application.

   The minimum Specified Amount you may apply for is $50,000. However, the Company reserves the right to revise its rules at any time to require a different minimum Specified Amount at issue for subsequently issued policies.

   Each policy is issued with a policy date. The policy date is used to determine the policy months and years, and policy monthly, quarterly, semi-annual and annual anniversaries. The policy date is stated on page 1 of the policy. The policy date will normally be the later of (1) the date that delivery of the policy is authorized by the Company ("Policy Release Date"), or
(2) the policy date requested in the application. No premiums may be paid with the application except under the temporary insurance procedures defined below.

  Temporary Insurance Coverage

   If you want insurance coverage before the Policy Release Date, and are more than 15 days old and not more than 70 years old, you may be eligible for a temporary insurance agreement. You must complete an application for the policy and give it to the Company's licensed agent. The application contains a number of questions about your health. Your eligibility for temporary coverage will depend upon your answers to those questions. In addition, you must complete and sign the Temporary Insurance Agreement Form. You must also submit payment for at least one Minimum Monthly Premium for the Policy as applied for. Your coverage under the Temporary Insurance Agreement starts on the date you sign the form and pay the premium amount, or if later, the requested policy date. See "Premiums -- Premium Flexibility," page 27.

   Coverage under the Temporary Insurance Agreement ends (except for contracts issued in Kansas) on the earliest of:

      (1) the Policy Release Date, if the policy is issued as applied for;

      (2) the 15th day after the Policy Release Date or the date the policy takes effect, if the policy is issued other than as applied for;

      (3) no later than 90 days from the date the Temporary Insurance Agreement is signed;

      (4) the 45th day after the form is signed if you have not finished the last required medical exam;

      (5) 5 days after the Company sends notice to you that it declines to issue any policy; and

      (6) the date you tell the Company that the policy will be refused.

   For contracts issued in Kansas, coverage under the Temporary Insurance Agreement ends on the earliest of:

      (1) the Policy Release Date, if the policy is issued as applied for;

      (2) the 15(th) day after the Policy Release Date or the date the policy takes effect, if the policy is issued other than as applied for;

      (3) the date you tell the Company that the policy will be refused; and

      (4) the day written notice of the declination and refund of premium is provided to the applicant.

   If the insured dies during the period of temporary coverage, the death benefit will be:

      (1) the insurance coverage applied for (including any optional riders) up to $500,000, less

      (2) the deductions from premium and the monthly deduction due prior to the date of death.

   Premiums paid for temporary insurance coverage are held in the Company's general account until the Policy Release Date. Except as provided below, interest is credited on the premiums (less any deductions from premiums) held in the Company's general account. The interest rate will be set by the Company, but will not be less than 4.5% per year. If the policy is issued and accepted, these amounts will be applied to the policy. These premiums will be returned to you (without interest) within 5 days after the earliest of

      (1) the date you tell the Company that the policy will be refused. Your refusal must be (a) at or before the Policy Release Date, or (b) (if the policy is authorized for delivery other than as applied for), on or before the 15th day after the Policy Release Date, or

      (2) the date on which coverage under the Temporary Insurance Agreement ends other than because the applicant has died or the policy applied for is issued or refused, or

      (3) the date the Company sends notice to you declining to issue any policy.

  Initial Premium Payment

   Once your application is approved and you are issued a policy, the balance of the first scheduled premium payment is payable. The scheduled premium payments specified in your policy must be paid in full when your policy is delivered. Your policy is effective the later of (1) acceptance and payment of the scheduled premium payment, or (2) the policy date requested in the application. Any premium balance remitted by you earns interest until the Right to Return Policy Period has ended. The policy premium credited with interest equals amounts in the general account under the Temporary Insurance Agreement, plus interest credited minus deductions from premiums. The monthly deduction due prior to or on the Policy Release Date will be made. If you request a policy date which is later than the Policy Release Date, your premium will be held in the general account until the policy date. Premium held in the Company's general account earns an interest rate set by the Company, but will not be less than 4.5% per year. When the Right to Return Policy Period ends, the premium, plus any interest credited by the Company, is allocated to the subaccounts of MONY America Variable Account L or the Guaranteed Interest Account pursuant to your instructions. (See "Right to Examine a Policy -- Right to Return Policy Period," page 27.

  Policy Date

   The Company may approve the backdating of a policy. The policy may be backdated for not more than 6 months (a shorter period is required in certain states) prior to the date of the application. Backdating can be to your advantage if it lowers the insured's issue age and results in lower cost of insurance rates. If the policy is backdated, the initial scheduled premium payment will include sufficient premium to cover the extra charges for the backdating period. Extra charges equal the monthly deductions for the period that the policy date is backdated.

  Risk Classification

   Insureds are assigned to underwriting (risk) classes. Risk classes are used in calculating the cost of insurance and certain rider charges. In assigning insureds to underwriting classes, the Company will normally use the medical or paramedical underwriting method. This method may require a medical examination of the proposed insured. The Company may use other forms of underwriting when it is considered appropriate.

Right to Examine a Policy -- Right to Return Policy Period

   The Right to Return Policy Period runs for the later of (a) 10 days (or longer in certain states) after you receive the policy; (b) 45 days after the application is signed; or (c) 10 days after we mail or deliver a notice of withdrawal right. During this period, you may cancel the policy and receive a refund of the full amount of the premium paid.

Premiums

   The policy is a flexible premium policy. The policy provides considerable flexibility, subject to the limitations described below, to pay premiums at your discretion.

  Premium Flexibility

   The Company requires you to pay an amount equal to at least the Minimum Monthly Premium to put the policy in effect. If you want to pay premiums less often than monthly, the premium required to put the policy in effect is equal to the Minimum Monthly Premium multiplied by 12 divided by the frequency of the scheduled premium payments. This Minimum Monthly Premium will be based upon

      (1) the policy's Specified Amount,

      (2) any riders added to the policy, and

      (3) the insured's

      (a) Age,

      (b) smoking status,

      (c) gender (unless unisex cost of insurance rates apply, see "Deductions From Fund Value -- Cost of Insurance," page 49), and

      (d) underwriting class.

   The Minimum Monthly Premium will be shown in the policy. Thereafter, subject to the limitations described below, you may choose the amount and frequency of premium payments to reflect your varying financial conditions.

   The policy is guaranteed not to lapse during the first three policy years if on each monthly anniversary the conditions previously described in "Summary of the Policy" on page 2 are met. See also "Grace Period and Lapse," page 44.

  Scheduled Premium Payments

   When you apply for a policy, you determine a scheduled premium payment. This scheduled premium payment provides for the payment of level premiums at fixed intervals over a specified period of time. You will receive a premium reminder notice for the scheduled premium payment amount on an annual, semiannual or quarterly basis, at your option. The minimum scheduled premium payment equals the Minimum Monthly Premium multiplied by 12 divided by the scheduled premium payment frequency. Although reminder notices will be sent, you may not be required to pay scheduled premium payments.

   You must specify the subaccounts and/or Guaranteed Interest Account and the percentage of scheduled premium payments to be allocated to those subaccounts and/or Guaranteed Interest Account. If we do not receive a valid set of allocation instructions from you, scheduled premiums will be allocated to the Money Market Subaccount.

   You may elect to make monthly premium payments by electronic funds transfer. Based on your policy date, up to two Minimum Monthly Premiums may be required to be paid in cash before premiums may be paid by electronic funds transfer to the Company. Paying premiums by electronic funds transfer requires you to authorize the Company to withdraw premiums from your checking account each month.

   Payment of the scheduled premium payments will not guarantee that your policy will remain in effect. (See "Grace Period and Lapse" in the Summary and on page 44.)

  Choice of Definition of Life Insurance

   Your policy offers two death benefit qualification tests, which we use to calculate the minimum death benefit. You choose one of these tests on your application. Once you choose a test, you cannot change it.

   In general, you should choose the Cash Value Accumulation Test if you do not want to limit the amount of premiums you can pay into your policy. If you want to pay a premium that increases the net amount at risk, however, you need to provide us with satisfactory evidence of insurability before we can increase the death benefit.

   The minimum death benefit will generally be smaller under the Guideline Premium/Cash Value Corridor Test than under the Cash Value Accumulation Test resulting in a greater long-term Fund Value. The Guideline Premium/Cash Value Corridor Test can result in lower cost of insurance deductions in later years because the net amount at risk is lower.

  Cash Value Accumulation Test

   If you choose the Cash Value Accumulation Test, your policy's minimum death benefit is the minimum death benefit for your policy to qualify as life insurance under Section 7702 of the Internal Revenue Code.

   This test determines what the death benefit should be in relation to your policy's Fund Value. In general, as your policy's Fund Value increases, the death benefit must also increase to ensure that your policy qualifies as life insurance under the tax code.

   Under the test, a policy's death benefit must be large enough to ensure that its cash surrender value is never larger than the net single premium that's needed to fund future benefits under the policy. The net single premium under your policy varies according to the age, sex and risk class of the person insured by your policy. It's calculated using the guaranteed mortality charges and an interest rate that is the greater of 4% or the rate guaranteed in your policy at the time of issue. If the Cash Value Accumulation Test is selected, a table of death benefit percentages representing the net single premium will be in your policy.

  Guideline Premium/Cash Value Corridor Test

   If you choose the Guideline Premium/Cash Value Corridor Test, we calculate the minimum death benefit for your policy to qualify as life insurance (under
Section 7702 of the Internal Revenue Code) by multiplying your policy's Fund Value by a death benefit percentage.

   You'll find a table of death benefit percentages in Appendix A and in your policy. The death benefit percentage is based on the age of the person insured by the policy. It is 250% when the insured is age 40 or younger, and reduces as the person gets older.

   Under this test, the total premiums you pay less withdrawals cannot exceed your policy's guideline premium limit. You'll find a more detailed discussion of the guideline premium limit in "Federal Income Tax Considerations -- Definition of Life Insurance" on page 52.

  Modified Endowment Contracts

   The amount, frequency and period of time over which you pay premiums may affect whether your policy will be classified as a modified endowment contract. A modified endowment contract is a type of life insurance policy subject to different tax treatment than that given to a conventional life insurance policy. The difference in tax treatment occurs when you take certain pre-death distributions from your policy. See "Federal Income Tax Considerations -- Modified Endowment Contracts," page 53.

  Unscheduled Premium Payments

   Generally, you may make premium payments at any time and in any amount. However, if the premium payment you wish to make exceeds the Scheduled Premium payments for the policy, the Company may reject or limit any unscheduled premium payment that would result in an immediate increase in the death benefit payable. An immediate increase would occur if the policy's death benefit exceeds the Specified Amount for the policy. The policy's death benefit would exceed the Specified Amount of the policy if your Fund Value multiplied by the death benefit percentage determined in accordance with the federal income tax law definition of life insurance exceeds the Specified Amount. See "Death Benefits Under the Policy," page 30 and "Federal Income Tax Considerations -- Definition of Life Insurance," page 52. However, such a premium may be accepted if you provide us with satisfactory evidence of insurability. If satisfactory evidence of insurability is not received, the payment or a part of it may be returned. In addition, all or a part of a premium payment will be rejected and returned to you if it would exceed the maximum premium limitations prescribed by the federal income tax law definition of life insurance.

   Payments you send to us will be treated as premium payments, and not as repayment of Outstanding Debt, unless you request otherwise. If you request that the payment be treated as a repayment of Outstanding Debt, any part of a payment that exceeds the amount of Outstanding Debt will be treated as a premium payment. Applicable taxes and sales charges are only deducted from any payment that constitutes a premium payment.

  Premium Payments Affect the Continuation of the Policy

   If you skip or stop paying premiums, the policy will continue in effect until the Cash Value can no longer cover (1) the monthly deductions from the Fund Value for the policy, and (2) the charges for any optional insurance benefits added by rider. See "Grace Period and Lapse" page 44.

   Your policy is guaranteed to remain in effect as long as

      (1) the Cash Value is greater than zero, or

      (2) you have purchased the Guaranteed Death Benefit Rider or the Guaranteed Death Benefit to Age 100 Rider and you have met all the requirements of the applicable rider; or

      (3) during the first three policy years, the Minimum Monthly Premium requirements are satisfied, and if you increase the Specified Amount during the first three policy years the increased Minimum Monthly Premium requirements are satisfied for the remainder of the first three policy years. If you elect the Guaranteed Death Benefit to Age 100 Rider, this provision does not apply.

Allocation of Net Premiums

   Net premiums may be allocated to any of the available subaccounts and to the Guaranteed Interest Account. Allocations must be in whole percentages, and no allocation may be for less than 5% of a net premium. Allocation percentages must sum to 100%.

   You may change the allocation of net premiums at any time by submitting a proper written request to the Company's administrative office at 1740 Broadway, New York, New York, 10019. In addition, you may make changes in net premium allocation instructions by telephone if a properly completed and signed telephone transfer authorization form has been received by us at our Syracuse Operations Center at 1 MONY Plaza, Syracuse, New York, 13202. The Company may stop making available the ability to give net premium allocation instructions by telephone at any time, but it will give you notice before doing so if we have received your telephone transfer authorization form. See "Telephone Transfer Privileges," page 66. Whether you give us instructions in writing or by telephone, the revised allocation percentages will be effective within seven days from receipt of notification.

   Unscheduled premium payments may be allocated either by percentage or by dollar amount. If the allocation is expressed in dollar amounts, the 5% limit on allocation percentages does not apply.

Death Benefits under the Policy

   When your policy is issued, the initial amount of insurance ("Specified Amount") is shown on the specification page of your policy. The minimum Specified Amount is $50,000.

   As long as the policy is in effect, the Company will, upon proof of death of an insured, pay death benefit proceeds to a named beneficiary. Death benefit proceeds will consist of

      (1) the policy's death benefit, plus

      (2) any insurance proceeds provided by rider, less

      (3) any Outstanding Debt (and, if in the Grace Period, less any overdue charges).

   You may select one of two death benefit Options: Option 1 or Option 2. Generally, you designate the death benefit option in your application. If no option is designated, the Company assumes Option 2 has been selected. Subject to certain restrictions, you can change the death benefit option selected. As long as your policy is in effect, the death benefit under either option will never be less than the Specified Amount of your policy.

   Option 1 -- The death benefit equals the greater of

      (a) the Specified Amount plus Additional Term Life Insurance, if any, or

      (b) the Fund Value on the date of death multiplied by the death benefit percentage.

   The death benefit percentage varies according to the definition of life insurance chosen. If the Guideline Premium/Cash Value Corridor Test is chosen, the death benefit percentages vary according to attained age. If the Cash Value Accumulation Test is chosen, the death benefit percentages vary according to attained age, gender and smoking status. See "Federal Income Tax Considerations -- Definition of Life Insurance," page 52. A table showing the death benefit percentages is in Appendix A to this prospectus and in your policy. If you seek to have favorable investment performance reflected in increasing Fund Value, and not in increasing insurance coverage, you should choose Option 1.

   Option 2 -- The death benefit equals the greater of

      (a) the Specified Amount of the policy plus Additional Term Life Insurance, if any, plus the Fund Value, or

      (b) the Fund Value on the date of death multiplied by the death benefit percentage.

   The death benefit percentage varies according to the definition of life insurance chosen. If the Guideline Premium/Cash Value Corridor Test is chosen, the death benefit percentages vary according to attained age. If the Cash Value Accumulation Test is chosen, the death benefit percentages vary according to attained age, gender and smoking status. The death benefit percentage is the same as that used for Option 1 and is stated in Appendix A. The death benefit in Option 2 will always vary as Fund Value varies. If you seek to have favorable investment performance reflected in increased insurance coverage, you should choose Option 2.

  Examples of Options 1 and 2

   The following examples demonstrate the determination of death benefits under Options 1 and 2. The examples show four policies with the same Specified Amount, but Fund Values and the Additional Term Life Insurance vary as shown. It is assumed that the insured is a male age 35, standard class, non-smoker at issue. It is also assumed that the insured is age 65 at the time of death and that there is no Outstanding Debt. The date of death is also assumed to be on a monthly anniversary day.

                         Cash Value Accumulation Test

                                        Policy 1  Policy 2  Policy 3  Policy 4
                                        --------  --------  --------  --------
Specified Amount....................... $100,000  $100,000  $100,000  $100,000
Additional Term Life Insurance Rider... $      0  $      0  $      0  $ 75,000
Fund Value on Date of Death............ $ 35,000  $ 60,000  $ 85,000  $ 60,000
Death Benefit Percentage...............    178.4%    178.4%    178.4%    178.4%
Death Benefit under Option 1........... $100,000  $107,040  $151,640  $175,000
Death Benefit under Option 2........... $135,000  $160,000  $185,000  $235,000

Option 1, Policy 1: The death benefit equals $100,000 since the death benefit is the greater of the Specified Amount ($100,000) or the Fund Value multiplied by the death benefit percentage ($35,000 x 178.4% = $62,440).

Option 1, Policy 2 and 3: The death benefit is equal to the Fund Value multiplied by the death benefit percentage since ($60,000 x 178.4% = $107,040) for Policy 2; $85,000 x 178.4% = $151,640 for Policy 3) is greater than the Specified Amount ($100,000).

Option 1, Policy 4: The Death Benefit equals $175,000 (the sum of the Specified Amount plus the Additional Term Life Insurance), since the death benefit is the greater of the Specified Amount plus the Additional Term Life Insurance ($100,000 + $75,000 = $175,000) or the Fund Value multiplied by the death benefit percentage ($60,000 x 178.4% = $107,040).

Option 2, Policy 1, 2, and 3: The death benefit equals the Specified Amount plus the Fund Value ($100,000 + $35,000 = $135,000 for Policy 1; $100,000 +
$60,000 = $160,000 for Policy 2; and $100,000 + $85,000 = $185,000 for Policy
3) since it is greater than the Fund Value multiplied by the death benefit percentage ($35,000 x 178.4% = $62,440 for Policy 1; $60,000 x 178.4% =
$107,040 for Policy 2; and $85,000 x 178.4% = $151,640 for Policy 3).

Option 2, Policy 4: The death benefit equals the Specified Amount plus the Additional Term Life Insurance plus the Fund Value ($100,000 + $75,000 + $60,000 = $235,000) since it is greater than the Fund Value multiplied by the death benefit percentage ($60,000 x 178.4% = $107,040).

                  Guideline Premium/Cash Value Corridor Test
                         Cash Value Accumulation Test

                                        Policy 1  Policy 2  Policy 3  Policy 4
                                        --------  --------  --------  --------
Specified Amount....................... $100,000  $100,000  $100,000  $100,000
Additional Term Life Insurance Rider... $      0  $      0  $      0  $ 75,000
Fund Value on Date of Death............ $ 35,000  $ 60,000  $ 85,000  $ 60,000
Death Benefit Percentage...............      120%      120%      120%      120%
Death Benefit under Option 1........... $100,000  $100,000  $102,000  $175,000
Death Benefit under Option 2........... $135,000  $160,000  $185,000  $235,000

Option 1, Policy 1 and 2: The death benefit equals $100,000 since the death benefit is the greater of the Specified Amount ($100,000) or the Fund Value multiplied by the death benefit percentage ($35,000 x 120% = $42,000 for Policy 1 and $60,000 x 120% = $72,000 for Policy 2).

Option 1, Policy 3: The death benefit is equal to the Fund Value multiplied by the death benefit percentage since ($85,000 x 120% = $102,000) is greater than the Specified Amount ($100,000).

Option 1, Policy 4: The Death Benefit equals $175,000 (the sum of the Specified Amount plus the Additional Term Life Insurance), since the death benefit is the greater of the Specified Amount plus the Additional Term Life Insurance ($100,000 + $75,000 = $175,000) or the Fund Value multiplied by the death benefit percentage ($60,000 x 120% = $72,000).

Option 2, Policy 1, 2, and 3: The death benefit equals the Specified Amount plus the Fund Value ($100,000 + $35,000 = $135,000 for Policy 1; $100,000 +
$60,000 = $160,000 for Policy 2; and $100,000 + $85,000 = $185,000 for Policy
3) since it is greater than the Fund Value multiplied by the death benefit percentage ($35,000 x 120% = $42,000 for Policy 1; $60,000 x 120% = $72,000 for
Policy 2; and $85,000 x 120% = $102,000 for Policy 3).

Option 2, Policy 4: The death benefit equals the Specified Amount plus the Additional Term Life Insurance plus the Fund Value ($100,000 + $75,000 + $60,000 = $235,000) since it is greater than the Fund Value multiplied by the death benefit percentage ($60,000 x 120% = $72,000).

The Company pays death benefit proceeds to a beneficiary in a lump sum or under a payment plan offered under the policy. The policy should be consulted for details.

  Changes in Death Benefit Option

   You may request that the death benefit option under your policy be changed from Option 1 to Option 2, or Option 2 to Option 1. You may make a change by sending a written request to the Company's administrative office. A change from Option 2 to Option 1 is made without providing evidence of insurability. A change from Option 1 to Option 2 will require that you provide satisfactory evidence of insurability. The effective date of a change requested between monthly anniversaries will be the next monthly anniversary day after the change is accepted by the Company.

   If you change from Option 1 to Option 2 your policy's Specified Amount is reduced by the amount of the policy's Fund Value at the date of the change. This maintains the death benefit payable under Option 2 at the amount that would have been payable under Option 1 immediately prior to the change. The total death benefit will not change immediately. The change to Option 2 will affect the determination of the death benefit from that point on. As of the date of the change, the Fund Value will be added to the new specified Amount. The death benefit will then vary with the Fund Value. This change will not be permitted if it would result in a new Specified Amount of less than $100,000.

   If you change from Option 2 to Option 1, the Specified Amount of the policy will be increased by the amount of the policy's Fund Value at the date of the change. This maintains the death benefit payable under Option 1 at the amount that would have been payable under Option 2 immediately prior to the change. The total death benefit will not change immediately. The change to Option 1 will affect the determination of the death benefit from that point on. The death benefit will equal the Specified Amount (or if higher, the Fund Value multiplied by the death benefit percentage). The change to Option 1 will generally reduce the death benefit payable in the future.

   A change in the death benefit option may affect the monthly cost of insurance charge since this charge varies with the net amount at risk. Generally, the net amount at risk is the amount by which the death benefit exceeds Fund Value. See "Deductions From Fund Value -- Cost of Insurance," page
49. If the policy's death benefit is not based on the death benefit percentage under Option 1 or 2, changing from Option 2 to Option 1 will generally decrease the net amount at risk. Therefore, this change may decrease the cost of insurance charges. Changing from Option 1 to Option 2 will generally result in a net amount at risk that remains level. However, such a change will result in an increase in the cost of insurance charges over time. This results because the cost of insurance rates increase with the insured's age.

Changes in Specified Amount

   You may request an increase or decrease in the Specified Amount under your policy subject to Company approval. A change in the Specified Amount may be made at any time after the policy is issued. Increases in Specified Amount are not permitted on or after the insured's age 85 (age 70 for individual qualified plans, i.e. plans qualified under 401(a), including 401(k) plans, and 403(a) of the Internal Revenue Code. Increases are also not permitted if monthly deductions are being waived under the Waiver of Monthly Deduction Rider or premiums are being waived under the Waiver of Specified Premiums Rider. Increasing the Specified Amount will generally increase the policy's death benefit. Decreasing the Specified Amount will generally decrease the policy's death benefit. The amount of change in the death benefit depends on (1) the death benefit option chosen, and (2) whether the death benefit under the policy is being computed using the death benefit percentage at the time of the change. Changing the Specified Amount could affect the subsequent level of policy values. For example, an increase in Specified Amount may increase the net amount at risk, which will increase your cost of insurance charges over time. Conversely, a decrease in Specified Amount may decrease the net amount at risk, which may decrease your cost of insurance over time.

   To increase or decrease the Specified Amount, send a written application to the Company's administrative office. It will become effective on the monthly anniversary day on or next following the Company's acceptance of your request. If you are not the insured, the Company may also require the consent of the insured before accepting a request.

  Increases

   An increase of Specified Amount requires that additional, satisfactory evidence of insurability be provided to the Company.

   When you request an increase in Specified Amount, a new "coverage segment" is created for which cost of insurance and other charges are computed separately. See "Charges and Deductions," page 47. In addition, the surrender charge associated with your policy will increase. The surrender charge for the increase is computed in a similar way as for the original Specified Amount. The Minimum Monthly Premium and the required premiums under the Guaranteed Death Benefit Rider or the Guaranteed Death Benefit to Age 100 Rider, if applicable, will also be adjusted. The adjustment will be done prospectively to reflect the increase. If the Specified Amount is increased when a premium payment is received, the increase will be processed before the premium payment is processed.

   If an increase creates a new coverage segment of Specified Amount, Fund Value after the increase will be allocated, (1) first to the original coverage segment, and (2) second to each coverage segment in order of the increases.

  Decreases

   Any decrease in Specified Amount (whether requested by you or resulting from a partial surrender or a death benefit option change) will be applied

      (1) to reduce the coverage segments of Specified Amount associated with the most recent increases, then

      (2) to the next most recent increases successively, and last

      (3) to the original Specified Amount.

A decrease will not be permitted if the Specified Amount would fall below $100,000. Any decrease in the Term Life Term Insurance Rider will be applied to reduce the coverage segments of the Rider in the order of the most recent increases successively and finally to the original Rider.

   The Minimum Monthly Premium will not be adjusted for the decrease in the Specified Amount. If you have a Guaranteed Death Benefit Rider or a Guaranteed Death Benefit to Age 100 Rider, it will be adjusted for the decrease in Specified Amount. If the Specified Amount is decreased when a premium payment is received, the decrease will be processed before the premium payment is processed. Rider coverages may also be affected by a decrease in Specified Amount.

   The Company reserves the right to reject a requested decrease. Decreases will not be permitted if:

      (1) Compliance with the guideline premium limitations under federal tax law resulting from the decrease would result in immediate termination of your policy; or

      (2) To effect the decrease, payments to you would have to be made from Fund Value for compliance with the guideline premium limitations, and the amount of the payments would exceed the Cash Value of your policy.

If a requested change is not approved, we will send you a written notice of our decision. See "Federal Income Tax Considerations -- Definition of Life Insurance," page 52.

Changes in Additional Term Life Insurance Amount

   A change in the Additional Term Life Insurance amount may be made at any time after your policy is issued. Changes will become effective on the monthly anniversary day following the approval of the request to change the Additional Term Life Insurance amount. Increases in the Additional Term Life Insurance amount will be subject to evidence of insurability and will not be permitted after the insured's age 85 (70 for qualified plans). Decreases on a policy with the Additional Term Life Insurance Rider will be applied in the following order:

  . Against the most recent increase, regardless if it is Specified Amount increase or Additional Term Life Insurance increase;

  . Against the next most recent increases successively, regardless if it is Specified Amount increase or Additional Term Life Insurance increase;

  . Against Additional Term Life Insurance provided under the original application; and

  . Against insurance provided by the Specified Amount under the original application.

Guaranteed Death Benefit

  Guaranteed Death Benefit

   Generally, your policy remains in effect so long as your policy has Cash Value. Charges that maintain your policy are deducted monthly from Fund Value. The Cash Value of your policy is affected by

      (1) the investment experience of any amounts in the subaccounts of MONY America Variable Account L,

      (2) the interest earned in the Guaranteed Interest Account, and

      (3) the deduction from Fund Value of the various charges, costs, and expenses imposed by the policy provisions.

   This in turn affects the length of time your policy remains in effect without the payment of additional premiums. Therefore, coverage will last as long as the Cash Value of your policy is sufficient to pay these charges. See "Grace Period and Lapse," page 44.

   When you apply for your policy you may be able to apply for the Guaranteed Death Benefit Rider or the Guaranteed Death Benefit to Age 100 Rider. These riders provide a death benefit (equal to the Specified Amount only of your policy) and may keep certain rider coverages in effect under certain circumstances, even if the Cash Value of the policy is zero on any monthly anniversary date.

Riders

   Subject to certain requirements and state approval, optional insurance benefits are added when you apply for your policy. These optional benefits are added to your policy by an addendum called a rider. As applicable a charge is deducted monthly from the Fund Value for each optional benefit added to your policy. See "Charges and Deductions," page 37. You can cancel these benefits at any time. Certain restrictions may apply and are described in the applicable rider. In addition, adding or canceling these benefits may have an effect on your policy's status as a modified endowment contract. See "Federal Income Tax Considerations -- Modified Endowment Contracts," page 53. An insurance agent authorized to sell the policy can describe these extra benefits further. Samples of the provisions are available from the Company upon written request.

   From time to time we may make available riders other than those listed below. Contact an insurance agent authorized to sell the policy for a complete list of the riders available.

  Guaranteed Death Benefit Rider

   In order to remain in effect, the Guaranteed Death Benefit Rider requires that you have paid a certain amount of premiums during the time that the rider is in effect. This amount is described in the next paragraph. If the premiums you have paid do not equal or exceed this amount, the rider will automatically end. In addition, this rider will automatically end at the later of the insured's age 70 or ten years from the policy date ("Guarantee Period"). An extra charge will be deducted from your Fund Value each month during the Guarantee Period. This charge will end at the conclusion of the Guarantee Period, and it will end if on any monthly anniversary date you have not paid the amount of premiums the rider requires you to pay. See "Guaranteed Death Benefit," page 34.

   On each monthly anniversary day we test to determine whether you have paid the amount of premiums you are required to pay in order to keep the Guaranteed Death Benefit Rider in effect. To remain in effect, we make two calculations.

   The first calculation shows the net premiums you have paid. We

      (1) total the actual premiums you have paid for the policy, and

      (2) subtract the amount of:

          (a) partial surrenders (and associated fees and surrender charges), and

          (b) outstanding debt.

   The second calculation shows the amount of premiums the rider required you to pay. We

      (1) take the Monthly Guarantee Premium specified by the policy, and

      (2) multiply it by the number of complete months since the policy date.

   If the net premiums you have paid equals or exceeds the amount of premiums the rider required you to pay, the rider remains in effect until the next monthly anniversary date. If the amount of premiums the rider required you to pay exceeds the net premiums you have paid, we will send you a notice that requires you to pay additional premiums within the time specified in the notice. This time is called the grace period for the rider. If you fail to pay the additional premiums required the Guarantee Period, and therefore the Rider, will end. Once ended, the Rider can not be reinstated.

   The grace period for this Rider is explained in the section called "Grace Period and Lapse -- If Guaranteed Death Benefit Is in Effect" on page 45.

   The Guaranteed Death Benefit Rider is not available on policies offered to residents of, or issued for delivery in, the Commonwealth of Massachusetts or the states of New Jersey and Texas. This rider is also not available if coverage under the Term Life Term Rider or the Additional Term Life Insurance Rider has been elected. Because the Guaranteed Death Benefit Rider is not available, the Grace Period and Lapse will be treated as if the Guaranteed Death Benefit is not in effect.

   It is important to consider the Guaranteed Death Benefit Rider premium requirements when setting the amount of the scheduled premium payments for your policy. (See Appendix C.) This rider is also not available if coverage under the Term Life Term Rider or the Additional Term Life Insurance Rider has been elected.

  Guaranteed Death Benefit to Age 100 Rider

   The Guaranteed Death Benefit to Age 100 Rider guarantees that during the insured's lifetime, the policy will not lapse regardless of the cash value. Provided that certain conditions are met, a minimum death benefit equal to the Specified Amount will be paid. To maintain the benefit, total premiums paid less partial surrenders (excluding any partial surrender fees) less outstanding debt must equal or exceed the cumulative required minimum monthly premium to date. This rider is not available if you elect coverage under the Guaranteed Death Benefit Rider, Term Life Term Rider and/or Additional Term Life Insurance Rider. This rider is only available for policies applied for on or after March 1, 2001.

  Maturity Extension Rider

   This rider extends coverage beyond the original maturity date until the date death proceeds become payable. Death proceeds payable upon the surviving insured's death equal the Cash Value of the policy at the original maturity date multiplied by a death benefit percentage of 101%.

   Election to extend the maturity date may be made by written request. The election must be received by the Company at least 30 days but no more than 90 days before the original maturity date. Premiums will not be accepted, nor will monthly deductions be made, after maturity date.

  Enhanced Maturity Extension Rider

   This rider provides the option to extend coverage beyond the original maturity date of the policy until the date death proceeds become payable. Death proceeds payable upon the surviving insured's death on and after the original maturity date will equal the death benefit as determined under the policy using 101% as the applicable percentage of Fund Value.

   Election to extend the maturity date may be made by written request. The election must be received by the Company at least 30 days but no more than 90 days before the original maturity date. Premiums will not be accepted, nor will monthly deductions be made, after the original maturity date.

   If you elect this rider, the Maturity Extension Rider will not be effective.

   If you elect to end this rider by providing the Company with a written request to end it, the Company will automatically provide coverage under the Maturity Extension Rider.

  Additional Term Life Insurance Rider

   The Additional Term Life Insurance Rider provides you with a level death benefit to age 100. The Additional Term Life Insurance Rider, unlike the Term Life Term Rider, is combined with the Specified Amount of the policy for purposes of determining if the minimum "corridor" is required to maintain the definition of life insurance under the Internal Revenue Code section 7702 (See "Definition of Life Insurance" on page 52).

  Spouse's Yearly Renewable Term Rider

   This rider provides for term insurance benefits on the life of the insured's spouse, to the spouse's age 80. The minimum amount of coverage is $25,000. The rider coverage may be converted without evidence of insurability to any level premium, level face amount permanent plan of insurance offered by the Company at any time prior to the spouse's age 65 or 5 years from the issue of the rider, if later.

  Children's Term Life Insurance Rider

   This rider provides term insurance coverage on the lives of the children of the insured under age 18. The coverage continues to the policy anniversary after the child's 22nd birthday. It provides coverage for children upon birth or legal adoption without presenting evidence of insurability, if the rider is applied for and issued at the same time as the policy is applied for and issued. If the rider applied for after the policy is issued, different requirements may be imposed. Children include children born to or adopted by the insured and stepchildren of the insured. Coverage is limited to the lesser of 1/5th of the initial Specified Amount plus the Term Life Term Rider plus the Additional Term Life Insurance Rider or $10,000. Upon the expiration of the rider coverage, it may be converted to any level premium, level face amount permanent plan of insurance then offered by the Company, for up to five times the rider coverage amount.

  Accidental Death and Dismemberment Rider

   This rider pays a benefit amount if the insured dies or suffers a specified dismemberment as a result of an accident. The accident must occur after the insured's age 5 and prior to insured's age 70. A benefit equal to twice the rider amount is payable if

      (1) accidental death occurs as the result of riding as a passenger, and

      (2) the accidental death occurred while riding in a public conveyance, and

      (3) the public conveyance was being operated commercially to transport passengers for hire.

   The maximum amount of coverage is the initial Specified Amount plus term insurance coverage, plus the Additional Term Life Insurance Rider but not more than the greater of

      (1) $100,000 total coverage of all such insurance in the Company or its affiliates, or

      (2) $200,000 of all such coverages regardless of insurance companies issuing such coverages.

  Purchase Option Rider

   This Rider provides the option to purchase up to $100,000 of additional coverage without providing additional evidence that the insured remains insurable. This additional coverage may be added on each policy anniversary when the insured's age is 25, 28, 31, 34, 37, 40, 43, 46 and 49. In addition, the future right to purchase new insurance on the next option date may be advanced and exercised immediately upon the following events:

  .  Marriage of the insured.

  .  Birth of a child of the insured.

  .  Legal adoption of a child by insured.

   A period of term insurance is automatically provided starting on the date of the specified event. The interim term insurance, and the option to accelerate the purchase of the coverage expires 60 days after the specified event.

  Waiver of Monthly Deduction Rider

   This rider provides for the waiver of certain charges while the insured has a covered disability and the policy is in effect. While the insured is disabled, no deductions are made for (1) monthly administrative charges, (2) per $1,000 Specified Amount charges, (3) cost of insurance charges, and rider charges. During this period the charges are waived and therefore not deducted from the Fund Value. This rider does not waive the payment of premiums required by the Guaranteed Death Benefit Rider. However, the cumulative Minimum Monthly Premium requirement does not change during the covered disability. It remains fixed at the level at the beginning of the disability.

  Waiver of Specified Premiums Rider

   This rider provides for the waiver of the monthly specified premiums (shown on the rider) while the insured has a covered disability and the policy is in effect. The specified premiums will be added to the Fund Value on each monthly anniversary. Net premiums will be allocated among the subaccounts and the Guaranteed Interest Account according to your most recent instructions. This rider does not waive the monthly deductions of your policy nor does it waive the payment of premiums required by the Guaranteed Death Benefit Rider.

  Term Life Term Rider

   This rider provides additional death benefits on the life of the insured until the insured reaches age 80. The minimum amount of coverage is $25,000. You may convert the rider coverage without evidence of insurability to any level premium, level face amount permanent policy of insurance offered by the Company. The conversion must occur prior to the insured's age 65 or 5 years from the issue of the rider, whichever is later.

Benefits at Maturity

   The maturity date for this policy is the policy anniversary on which the insured is age 100. If the insured is living on the maturity date, the Company will pay to you, the Cash Value of the policy. Ordinarily, the Company pays within seven days of the policy anniversary. Payments may be postponed in certain circumstances. See "Payments," page 62. Payment of the benefit may be deferred until the date of the insured's death (See Maturity Extension Rider and Enhanced Maturity Extension Rider in "Riders" section, page .).

Policy Values

  Fund Value

   The Fund Value is the sum of the amounts under the policy held in each subaccount of MONY America Variable Account L and the Guaranteed Interest Account. It also includes the amount set aside in the Company's Loan Account, and any interest, to secure Outstanding Debt.

   On each Business Day, the part of the Fund Value allocated to any particular subaccount is adjusted to reflect the investment experience of that subaccount. On each monthly anniversary day, the Fund Value also is adjusted to reflect interest on the Guaranteed Interest Account and the Loan Account and the assessment of the monthly deduction. See "Determination of Fund Value," page
38. No minimum amount of Fund Value allocated to a particular subaccount is guaranteed. You bear the risk for the investment experience of Fund Value allocated to the subaccounts.

  Cash Value

   The Cash Value of the policy equals the Fund Value less any surrender charge less any Outstanding Debt. Thus, the Fund Value exceeds your policy's Cash Value by the amount of the surrender charge and any Outstanding Debt. Once the surrender charge expires, the Cash Value equals the Fund Value less any Outstanding Debt.

Determination of Fund Value

   Although the death benefit under a policy can never be less than the policy's Specified Amount, the Fund Value will vary. The Fund Value varies depending on several factors:

  .  Payment of premiums.

  .  Amount held in the Loan Account to secure any Outstanding Debt.

  .  Partial surrenders.

  .  The charges assessed in connection with the policy.

  .  Investment experience of the subaccounts

  .  Amounts credited to the Guaranteed Interest Account.

   There is no guaranteed minimum Fund Value (except to the extent that you have allocated net premium payments and cash values to the Guaranteed Interest Account) and you bear the entire risk relating to the investment performance of Fund Value allocated to the subaccounts.

   The Company uses amounts allocated to the subaccounts to purchase shares of the corresponding portfolios of the Funds. The values of the subaccounts reflect the investment experience of the corresponding portfolio. The investment experience reflects:

  .  The investment income.

  .  Realized and unrealized capital gains and losses.

  .  Expenses of a portfolio including the investment adviser fees.

  .  Any dividends or distributions declared by a portfolio.

Any dividends or distributions from any portfolio of the Funds are reinvested automatically in shares of the same portfolio. However, the Company, on behalf of MONY America Variable Account L, may elect otherwise. The subaccount value will also reflect the mortality and expense risk charges the Company makes each day to the Variable Account.

   Amounts allocated to the subaccounts are measured in terms of units. Units are a measure of value used for bookkeeping purposes. The value of amounts invested in each subaccount is represented by the value of units credited to the policy for that subaccount. (See "Calculating Unit Values for Each Subaccount," on page 39.) On any day, the amount in a subaccount of MONY America Variable Account L is equal to the unit value times the number of units in that subaccount credited to the policy. The units of each subaccount will have different unit values.

   Units of a subaccount are purchased (credited) whenever premiums or amounts transferred (including transfers from the Loan Account) are allocated to that subaccount. Units are redeemed (debited) to:

  .  Make partial surrenders.

  .  Make full surrenders.

  .  Transfer amounts from a subaccount (including transfers to the Loan
     Account).

  .  Pay the death benefit when the insured dies.

  .  Pay monthly deductions from the policy's Fund Value.

  .  Pay policy transaction charges.

  .  Pay surrender charges.

The number of units purchased or redeemed is determined by dividing the dollar amount of the transaction by the unit value of the affected subaccount, computed after the close of business that day. The number of units changes only as a result of policy transactions or charges. The number of units credited will not change because of later changes in unit value.

   Transactions are processed when a premium or an acceptable written or telephone request is received at the Company's administrative office. If the premium or request reaches the administrative office on a day that is not a Business Day, or after the close of business on a Business Day (after 4:00 Eastern Time), the transaction date will be the next Business Day. All policy transactions are performed as of a Business Day. If a transaction date or monthly anniversary day occurs on a day other than a Business Day (e.g., Saturday), the calculations will be done on the next day that the New York Stock Exchange is open for trading.

Calculating Unit Values for Each Subaccount

   The Company calculates the unit value of a subaccount on any Business Day as follows:

      (1) Calculate the value of the shares of the portfolio belonging to the subaccount as of the close of business that Business Day. This calculation is done before giving effect to any policy transactions for that day, such as premium payments or surrenders. For this purpose, the net asset value per share reported to the Company by the managers of the portfolio is used.

      (2) Add the value of any dividends or capital gains distributions declared and reinvested by the portfolio during the valuation period. Subtract from this amount a charge for taxes, if any.

      (3) Subtract a charge for the mortality and expense risk assumed by the Company under the policy. See "Daily Deductions From MONY America Variable Account L -- Mortality and Expense Risk Charge," page 48. If the previous day was not a Business Day, then the charge is adjusted for the additional days between valuations.

      (4) Divide the resulting amount by the number of units held in the subaccount on the Business Day before the purchase or redemption of any units on that date.

   The unit value of each subaccount on its first Business Day was set at $10.00.

                                  [FLOW CHART]



Transfer of Fund Value

   You may transfer Fund Value among the subaccounts after the Right to Return Policy Period by sending a proper written request to the Company's administrative office. Transfers may be made by telephone if you have proper authorization. See "Telephone Transfer Privileges," page 66. Currently, there are no limitations on the number of transfers between subaccounts. There is also no minimum amount required: (1) to make a transfer, or (2) to remain in the subaccount after a transfer. You may not make a transfer if your policy is in the grace period and a payment required to avoid lapse is not paid. See "Grace Period and Lapse," page 44. No charges are currently imposed upon these transfers. However, the Company reserves the right to assess a $25 transfer charge in the future on policy transfers and to discontinue telephone transfers.

   After the Right to Return Policy Period, Fund Value may also be transferred from the subaccounts to the Guaranteed Interest Account. Transfers from the Guaranteed Interest Account to the subaccounts will only be permitted in the policy month following a policy anniversary as described in "The Guaranteed Interest Account," page 59.

Right to Exchange Policy

   During the first 24 months following the policy date, you may exchange your policy for a policy where the investment experience is guaranteed. To accomplish this, the entire amount in the subaccounts of MONY

America Variable Account L is transferred to the Guaranteed Interest Account. All future premiums are allocated to the Guaranteed Interest Account. This serves as an exchange of your policy for the equivalent of a flexible premium universal life policy. See "The Guaranteed Interest Account," page 59. No charge is imposed on the transfer when you exercise the exchange privilege.

Policy Loans

   You may borrow money from the Company at any time using your policy as security for the loan. You take a loan by submitting a proper written request to the Company's administrative office. You may take a loan any time your policy has a positive Cash Value. The maximum amount you may borrow at any time is 90% of the Cash Value of your policy. (If you request a loan on a monthly anniversary day, the maximum loan is reduced by the monthly deduction due on that day.) The Outstanding Debt is the cumulative amount of outstanding loans and loan interest payable to the Company at any time.

   Loan interest is payable in arrears on each policy anniversary at an annual rate which varies by the number of years since your policy was issued. For the first ten policy years, the loan rate is 5.25%. After the tenth policy anniversary, the loan rate is 4.75%. Interest on the full amount of any Outstanding Debt is due on the policy anniversary, until the Outstanding Debt is repaid. If interest is not paid when due, it will be added to the amount of the Outstanding Debt.

   You may repay all or part of the Outstanding Debt at any time while your policy is in effect. Only payments shown as loan or interest payments will be treated as such. If a loan repayment is made which exceeds the Outstanding Debt, the excess will be applied as a scheduled premium payment. The payment will be subject to the rules on acceptance of premium payments.

   When you take a loan, an amount equal to the loan is transferred out of the subaccounts and the Guaranteed Interest Account into the Loan Account to secure the loan. Within certain limits, you may specify the amount or the percentage of the loan amount to be deducted from the subaccounts and the Guaranteed Interest Account. The request for a loan will not be accepted if (1) you do not specify the source of the transfer, or (2) if the transfer instructions are incorrect. On each policy anniversary, an amount equal to the loan interest due and unpaid for the policy year will be transferred to the Loan Account. The transfer is made from the subaccounts and the Guaranteed Interest Account on a proportional basis.

   The Fund Value in the Loan Account in excess of the Outstanding Debt will be allocated to the subaccounts and/or the Guaranteed Interest Account in a manner determined by the Company.

   The Loan Account is part of the Company's general account. Amounts held in the Loan Account are credited monthly with an annual rate of interest not less than 4.5%

   Loan repayments release funds from the Loan Account. Unless you request otherwise, amounts released from the Loan Account will be transferred into the subaccounts and Guaranteed Interest Account pursuant to your most recent valid allocation instructions for scheduled premium payments. In addition, Fund Value in the Loan Account in excess of the outstanding loan is treated differently. The treatment depends on (1) whether at the time the loan was made, Fund Values were transferred from the subaccounts or the Guaranteed Interest Account, and
(2) whether or not loan interest due is paid when due or the amount of the interest is added to the loan ("capitalized"). If the loan is from the subaccounts and loan interest is capitalized, this excess offsets the amount that must be transferred from the subaccounts to the Loan Account on the policy anniversary. If the loan is from the Guaranteed Interest Account and loan interest is capitalized, this excess is allocated back to the Guaranteed Interest Account. The allocation back is on a monthly basis proportionately to all interest crediting generations from which the loan was taken.

   Amounts held in the Loan Account to secure Outstanding Debt forego the investment experience of the subaccounts and the current interest rate of the Guaranteed Interest Account. Thus Outstanding Debt, whether or not repaid, has a permanent effect on your policy values and may have an effect on the amount and duration of the death benefit. If not repaid, the Outstanding Debt will be deducted from the amount of the death benefit upon the death of the insured, or the value paid upon surrender or maturity.

   Outstanding Debt may affect the length of time the policy remains in effect. After the third policy anniversary (or, in some instances, the third anniversary following an increase), your policy will lapse when (1) Cash Value is insufficient to cover the monthly deduction against the policy's Fund Value on any monthly anniversary day, and (2) the minimum payment required is not made during the grace period. Moreover, the policy may enter the grace period more quickly when Outstanding Debt exists, because the Outstanding Debt is not available to cover the monthly deduction. In addition, the guarantee period under the Guaranteed Death Benefit Rider may end if total premiums received less (1) any partial surrenders and their fees, and (2) Outstanding Debt do not exceed the premiums required under that Rider. Additional payments or repayments of a part of Outstanding Debt may be required to keep the Policy or Rider in effect. See "Grace Period and Lapse," page 44.

   A loan will not be treated as a distribution from your policy and will not result in taxable income to you unless your policy is a modified endowment contract. If your policy is a modified endowment contract, a loan will be treated as a distribution that may give rise to taxable income. If your policy lapses with an outstanding loan balance there could be adverse federal income tax consequences depending on the particular facts and circumstances. For example, if (1) your policy lapses with an outstanding loan balance, and (2) it does not lapse under a non-forfeiture option, you can have ordinary income to the extent the outstanding loan exceeds your investment in the policy (i.e. generally premiums paid less prior non-taxable distributions). For more information on the tax treatment of loans, see "Federal Income Tax Considerations," page 52.

Full Surrender

   You may fully surrender your policy at any time during the lifetime of the insured. The amount received for a full surrender is the policy's Fund Value less (1) any surrender charge, and (2) any Outstanding Debt.

   You may surrender your policy by sending a written request together with the policy to the Company's administrative office. The proceeds will be determined as of the end of the valuation period during which the request for surrender is received. You may elect to (1) have the proceeds paid in cash, or (2) apply the proceeds under a payment plan offered under your policy. See "Payment Plan/Settlement Provisions," page 62. For information on the tax effects of surrender of a policy, see "Federal Income Tax Considerations," page 52.

Partial Surrender

   With a partial surrender, you obtain a part of the Cash Value of your policy without having to surrender the policy in full. You may request a partial surrender at any time. The partial surrender will take effect on (1) the business day that we receive your request at our administrative office, or (2) on the next business day if that day is not a business day. There is currently no limit on the number of partial surrenders allowed in a policy year.

   A partial surrender must be for at least $500 (plus the applicable fee). In addition, your policy's Cash Value must be at least $500 after the partial surrender. If you have taken a loan on your policy, the amount of the partial surrender is limited so that the loan amount is not greater than 90% of Cash Value after the partial surrender.

   You may make a partial surrender by submitting a proper written request to the Company's administrative office. As of the effective date of any partial surrender, your Fund Value and Cash Value are reduced by the amount surrendered (plus the applicable fee). You allocate an amount or percent of your Fund Value in the subaccounts and the Guaranteed Interest Account for your partial surrender. Allocations by percentage must be in whole percentages and the minimum percentage is 10% against any subaccount or the Guaranteed Interest Account. Percentages must total 100%. We will reject an allocation which does not comply with the rules or if there is not enough Fund Value in a subaccount or the Guaranteed Interest Account to provide its share of the allocation. If the insured dies after the request for a partial surrender is sent to the Company and prior to it being effected, the amount of the partial surrender will be deducted from the death benefit proceeds. The death benefit proceeds will be determined taking into account the amount surrendered.

   When you make a partial surrender and you selected death benefit Option 1, the Specified Amount of your policy is decreased by the amount of the partial surrender (excluding its fee). If you selected death benefit Option 2, a partial surrender will not change the Specified Amount of your policy. However, if the death benefit is not equal to the Fund Value times a death benefit percentage, the death benefit will be reduced by the amount of the partial surrender. Under either death benefit Option, if the death benefit is based on the Fund Value times the applicable death benefit percentage, the death benefit may decrease by an amount greater than the partial surrender. See "Death Benefits under the Policy," page 30.

   There is a fee for each partial surrender of $10.

   For information on the tax treatment of partial surrenders, see "Federal Income Tax Considerations," page 52.

Grace Period and Lapse

   Your policy will remain in effect as long as

      (1) it has a Cash Value greater than zero, and you make any required additional premium payments during the 61-day Grace Period or

      (2) you have purchased the Guaranteed Death Benefit Rider or the Guaranteed Death Benefit to Age 100 Rider, and you have met all the requirements of the applicable rider, and you make any required additional premium payments during the 61-day Grace Period.

  Special Rule for First Three Policy Years

   During the first three policy years (or the first three policy years following an increase in Specified Amount during that period), your policy and any riders are guaranteed not to lapse if on each monthly anniversary day either

      (1) your policy's Cash Value is greater than zero, or

      (2) the sum of the premiums paid minus all partial surrenders (excluding related fees), minus any Outstanding Debt, is greater than or equal to

          (a) the Minimum Monthly Premium times the number of months your policy has been in effect (or number of months from the most recent increase in Specified Amount).

   If the insufficiency occurs at any other time, your policy may be at risk of lapse depending on whether or not a Guaranteed Death Benefit Rider is in effect.

   See the explanation below.

  If Guaranteed Death Benefit Rider Is Not in Effect

   To avoid lapse if (1) the Cash Value is insufficient to pay the current Monthly Deduction, and (2) the Guaranteed Death Benefit Rider is not in effect, you must pay the necessary amount during the grace period. When an insufficiency occurs, you may also be required to pay any unpaid loan interest accrued for the policy year. The interest amount will also have to be paid prior to the end of the grace period.

   We will reject any payment if is means your total premium payments will exceed the maximum permissible premium for your policy's Specified Amount under the Internal Revenue Code. This may happen when you have

Outstanding Debt. In this event, you could repay enough of the Outstanding Debt to avoid termination. You may also wish to repay an additional part of the Outstanding Debt to avoid recurrence of the potential lapse. If premium payments have not exceeded the maximum permissible premiums, you may wish to make larger or more frequent premium payments to avoid recurrence of the potential lapse. However, we will not reject any premium payments necessary to prevent lapse of your policy.

   If the Cash Value of your policy will not cover the entire monthly deduction on a monthly anniversary day, we will deduct the amount that is available. We will notify you (and any assignee of record) of the payment necessary to keep your policy in effect. You will then have a grace period of 61 days, from the date the notice was sent, to make the payment. During the first three policy years (or within three years of an increase in Specified Amount during that period), if the Cash Value of the policy is less than zero, you must pay

      (1) the Minimum Monthly Premium not paid, plus

      (2) one succeeding Minimum Monthly Premium.

   After the third policy anniversary (or after three years from the most recent increase in Specified Amount during that period), the payment required is

      (1) the monthly deduction not paid, plus

      (2) two succeeding monthly deductions plus the amount of the deductions from premiums for various taxes and the sales charge.

(See "Charges and Deductions -- Deductions from Premiums," page 48). The policy will remain in effect through the grace period. If you fail to make the necessary payment within the grace period, your coverage under the policy will end and your policy will lapse. Necessary premium payments made during the grace period will be allocated among the subaccounts and the Guaranteed Interest Account. The allocation is made in according to your current scheduled premium payment allocation instructions. Any monthly deduction due will be charged proportionately to the subaccounts and the Guaranteed Interest Account. If the insured dies during the grace period, the death benefit proceeds will equal

      (1) the amount of the death benefit immediately prior to the start of the grace period, reduced by

      (2) any unpaid monthly deductions and any Outstanding Debt.

  If Guaranteed Death Benefit Rider Is in Effect

   The Specified Amount of your policy and most rider coverages will not lapse during the guarantee period even if the Cash Value is not enough to cover all the deductions from the Fund Value on any monthly anniversary day if

      (1) guaranteed Death Benefit Rider is in effect, and

      (2) the test for continuation of the guarantee period has been met.

See "Guaranteed Death Benefit Rider," page 35.

   While the Guaranteed Death Benefit Rider is in effect, the Fund Value of your policy will be reduced by monthly deductions but not below zero. During the guarantee period, we will waive any monthly deduction that will reduce the Fund Value below zero. If the Guaranteed Death Benefit Rider is ended, the normal test for lapse will resume.

  Reinstatement

   We will reinstate a lapsed policy at any time

      (1) before the maturity date, and

      (2) within five years after the monthly anniversary day which precedes the start of the grace period.

      To reinstate a lapsed policy, we must also receive:

      (1) A written application from you.

      (2) Evidence of insurability satisfactory to us.

      (3) Payment of all monthly deductions that were due and unpaid during the grace period.

      (4) Payment of an amount at least sufficient to keep your policy in effect for one month after the reinstatement date.

      (5) Payment or reinstatement of any debt on the policy anniversary at the start of the grace period.

      (6) Payment of interest on debt reinstated from the beginning of the grace period to the end of the grace period at the rate that applies to policy loans on the date of reinstatement.

   When your policy is reinstated, the Fund Value will be equal to the Fund Value on the date of the lapse subject to the following:

      (1) The surrender charge will be equal to the surrender charge that would have existed had your policy been in effect since the original policy date.

      (2) The Fund Value will be reduced by the decrease, if any, in the surrender charge during the period that the policy was not in effect.

      (3) Any Outstanding Debt on the date of lapse will also be reinstated.

      (4) No interest on amounts held in our Loan Account to secure Outstanding Debt will be paid or credited between lapse and reinstatement.

Reinstatement will be effective as of the monthly anniversary day on or preceding the date of approval by us. At that time, the Fund Value minus, if applicable, Outstanding Debt will be allocated among the subaccounts and the Guaranteed Interest Account pursuant to your most recent scheduled premium payment allocation instructions.

                            CHARGES AND DEDUCTIONS

   The following chart is intended to provide an overview of the current charges and deductions under the policy. Please see the discussion of each item in this prospectus and in the policy for further details.

                                     Deductions from Premiums
------------------------------------------------------------------------------------------------------
Sales Charge -- Varies based on Specified    Specified Amounts less than $500,000 --
Amountplus Term Life Term Rider amount in          4% Policy Years 1-10
effect. It isa % of Premium paid.                  1% Policy Years 11 and later
                                             Specified Amounts of $500,000 or more --
                                                   2% Policy Years 1-10
                                                   0.5% Policy Years 11 and later
------------------------------------------------------------------------------------------------------
Tax Charge                                   State and local -- 2.25%
                                             Federal -- 1.25% (0% for individual qualified
                                             plans)
------------------------------------------------------------------------------------------------------
                        Daily Deduction from MONY America Variable Account L
------------------------------------------------------------------------------------------------------
Mortality & Expense Risk Charge --           .35% of subaccount value (0.000959% daily)
MaximumAnnual Rate
------------------------------------------------------------------------------------------------------
                                     Deductions from Fund Value
------------------------------------------------------------------------------------------------------
Cost of Insurance Charge                     Current cost of insurance rate x net amount at risk
                                             at the beginning of the policy month
------------------------------------------------------------------------------------------------------
Administrative Charge -- monthly             $5.00
------------------------------------------------------------------------------------------------------
Monthly per $1,000 Specified Amount Charge   See Appendix B. This charge applies for the first 10
Based on issue age                           policy years (or for 10 years from the date of any
                                             increase in Specified Amount)
------------------------------------------------------------------------------------------------------
Guaranteed Death Benefit Charge              $0.01 per $1,000 of Specified Amount and certain
Monthly Charge for Guaranteed Death          Rider amounts. Please note that the Rider requires
BenefitRider*                                that at least the amount of premiums set forth in the
                                             policy itself be paid in order to remain in effect.
------------------------------------------------------------------------------------------------------
Optional Insurance Benefits Charge           As applicable.
Monthly Deduction for any other
OptionalInsurance Benefits added by rider
------------------------------------------------------------------------------------------------------
Transaction and Other Charges                $10
- Partial Surrender Fee                      $25 (maximum per transfer)/1/
- Transfer of Fund Value (at Company's
Option)
------------------------------------------------------------------------------------------------------
Surrender Charge Grades from 80% to 0 over   See discussion of Surrender Charge on page 50 for
15years (11 years for issue ages 76-85)      grading schedule.
based on aschedule. Factors per $1,000 of
Specified Amountvary based on issue age,
gender, and underwritingclass
------------------------------------------------------------------------------------------------------

* The Guaranteed Death Benefit Rider is not available in all states. /1/ Currently no charge on any transfers.

   The following provides additional details of the deductions from premium payments under a policy prior to allocating net premium payments to the subaccounts of MONY America Variable Account L or to the

Guaranteed Interest Account and of the deductions from MONY America Variable Account L and from the policy's Fund Value.

Deductions from Premiums --

   Deductions are made from each premium payment prior to applying the net premium payment to the Fund Value.


Sales Charge --            This charge varies based on the total of the
                           Specified Amount plus the Term Life Term Insurance
                           Rider plus the Interactive Term Rider amount in effect on the policy date. The charge is a percent of each premium paid.

                           Specified Amount plus any Term Life Term Insurance amount in force less than $500,000 -- 4% Policy Years 1-10
                                           1% Policy Years 11 and later

                           Specified Amount plus any Term Life Term Insurance amount in force of $500,000 or more -- 2% Policy Years 1-10
                                           0.5% Policy Years 11 and later

   You should refer to your policy to determine your Specified Amount and the amount of any Term Life Term Insurance in force.

   The sales charge compensates us for the cost of distributing the policies. This charge is not expected to be enough to cover sales and distribution expenses for the policies. To the extent that sales and distribution expenses exceed sales charges, amounts derived from surrender charges will be used. Expenses in excess of the sales and surrender charges may be recovered from other charges, including amounts indirectly derived from the charge for mortality and expense risks and mortality gains.

Tax Charge --              State and local premium tax -- currently 2.25%;
                           Federal tax for deferred acquisition costs of the Company -- currently 1.25% (0% for individual qualified plans)

   All states levy taxes on life insurance premium payments. These taxes vary from state to state and may vary from jurisdiction to jurisdiction within a state. Currently, these taxes range from 0% to 4%. Therefore, the 2.25% current deduction may be higher or lower than the actual premium tax imposed by a jurisdiction. Our current tax charge is an approximate average of the actual premium tax we expect to pay on premiums. We do not expect to profit from this charge.

   The 1.25% current charge against each premium covers our estimated cost for the Federal income tax treatment of deferred acquisition costs. This is determined solely by the amount of life insurance premiums received. We believe this charge is reasonable in relation to our increased federal tax burden under IRC Section 848 resulting from the receipt of premium payments. No charge will be deducted where premiums received from you are not subject to this tax, such as premiums paid on policies issued to individual qualified plans.

   We reserve the right to increase or decrease the charge for taxes due to any change in tax law or due to any change in the cost to us.

Daily Deduction From MONY America Variable Account L --

   A charge is deducted daily from each subaccount of MONY America Variable Account L for the mortality and expense risks assumed by the Company.

Mortality and Expense Risk
  Charge --                Maximum of .000959% of the amount in the subaccount,
                           which is equivalent to an annual rate of .35% of subaccount value.

   This charge compensates us for assuming mortality and expense risks under the policies. The mortality risk assumed is that insureds, as a group, may live for a shorter period of time than estimated. Therefore, the cost of insurance charges specified in the policy will not be enough to meet our actual claims. We assume an expense risk that other expenses incurred in issuing and administering the policies and operating MONY America Variable Account L will be greater than the amount estimated when setting the charges for these expenses. We will realize a profit from this fee to the extent it is not needed to provide benefits and pay expenses under the policies. We may use this profit for other purposes. These purposes may include any distribution expenses not covered by the sales charge or surrender charge.

   This charge is not assessed against the amount of the policy Fund Value that is allocated to the Guaranteed Interest Account, nor to amounts in the Loan Account.

Deductions from Fund Value --

   A charge called the Monthly Deduction is deducted from the Fund Value on each monthly anniversary day. The Monthly Deduction consists of the following items:


Cost of Insurance --       This charge compensates us for the anticipated cost
                           of paying death benefits in excess of Fund Value to insureds' beneficiaries. The amount of the charge is equal to a current cost of insurance rate multiplied by the net amount at risk under the policy at the beginning of each policy month. Here, net amount at risk equals the death benefit payable at the beginning of the policy month less the Fund Value at that time.

   The policy contains guaranteed cost of insurance rates that may not be increased. The guaranteed rates are based on the 1980 Commissioners Standard Ordinary Smoker and Nonsmoker Mortality Tables. (For issue ages under 18, no smoker/nonsmoker adjustment is made until attained age 15. Where unisex cost of insurance rates apply, the 1980 Commissioners Ordinary Smoker and Nonsmoker Mortality Table B applies.) These rates are based on the age and underwriting class of the insured. They are also based on the gender of the insured, but unisex rates are used where appropriate under applicable law. Unisex rates apply to policies issued for delivery in the State of Montana and to policies purchased by employers and employee organizations in connection with employment related insurance or benefit programs. As of the date of this prospectus, we charge "current rates" that are lower (i.e. less expensive) than the guaranteed rates. We may change current rates in the future. Like the guaranteed rates, the current rates also vary with the age, gender, smoking status, and underwriting class of the insured. In addition, they also vary with the policy duration. The cost of insurance rate generally increases with the age of the insured.

   If there have been increases in the Specified Amount, then for purposes of calculating the cost of insurance charge, the Fund Value will first be applied to the initial Specified Amount. If the Fund Value exceeds the initial Specified Amount, the excess will then be applied to any increase in Specified Amount in the order of the increases. If the death benefit equals the Fund Value multiplied by the applicable death benefit percentage, any increase in Fund Value will cause an automatic increase in the death benefit. The underwriting class and duration for such increase will be the same as that used for the most recent increase in Specified Amount (that has not been eliminated through a later decrease in Specified Amount).

Administrative Charge --   $5.00 per month

   This charge reimburses us for expenses associated with administration and maintenance of the policies. The charge is guaranteed never to exceed $5.00. We do not expect to profit from this charge.

Monthly per $1,000
  Specified Amount
  Charge --                This charge applies for the first 10 years following
                           the issuance of the policy or an increase in the Specified Amount. The charge is made per $1,000 of Specified Amount based on issue age, gender and Specified Amount. The monthly per $1,000 factors are shown in Appendix B.

Guaranteed Death
  Benefit Charge --        If you elect the Guaranteed Death Benefit Rider, you
                           will be charged $0.01 per $1,000 of policy Specified
                           Amount and certain Rider amounts per month during
                           the term of the Guaranteed Death Benefit Rider. This
                           charge is guaranteed never to exceed this amount.
Optional Insurance
  Benefits Charge --       A monthly deduction for any other optional insurance
                           benefits added to the policy by rider.

Surrender Charge --        The Company will assess a surrender charge against
                           Fund Value upon a surrender of all or part of the policy. The surrender charge is based on a factor per $1,000 of initial Specified Amount (or upon an increase in Specified Amount) and grades from 80% to zero over 15 years (11 years for issue ages 76-85) based on a schedule. The factors per $1,000 vary by issue age, gender, and underwriting class. The grading percentages (as shown below) vary based on issue age and number of full years since the Policy was issued (or since the increase in Specified
                           Amount).

------------------------------------------------------------------
Grading Percentages Percent for Issue Ages Percent for Issue Ages
   Policy Years              0-75                  76-85
------------------------------------------------------------------
        1-3                   80%                    80%
------------------------------------------------------------------
          4                   80                     70
------------------------------------------------------------------
          5                   80                     60
------------------------------------------------------------------
          6                   80                     50
------------------------------------------------------------------
          7                   80                     40
------------------------------------------------------------------
          8                   70                     30
------------------------------------------------------------------
          9                   60                     20
------------------------------------------------------------------
         10                   50                     10
------------------------------------------------------------------
         11                   40                      0
------------------------------------------------------------------
         12                   30                      0
------------------------------------------------------------------
         13                   20                      0
------------------------------------------------------------------
         14                   10                      0
------------------------------------------------------------------
        15+                    0                      0
------------------------------------------------------------------

Note: Issue ages for policies issued to Individual Qualified Plans are limited to ages 18-70

   The surrender charge is a contingent deferred load. It is a contingent load because it is assessed only if the policy is surrendered or if the policy lapses. It is a deferred load because it is not deducted from the premiums paid. The purpose of the surrender charge is to reimburse us for some of the expenses of distributing the policies.

Example: If a male insured age 35 purchases a policy with a Specified Amount of $100,000, the per $1,000 of initial Specified Amount surrender charge factor would be $7.25 (Preferred, nonsmoker). The maximum surrender charge during the first seven policy years would be 80% of (100 x 7.25) or $580.00.

   The maximum surrender charge per $1,000 of initial Specified Amount factor would be $64.00 based upon the assumptions described above and if the policy were purchased by a male insured age 85, standard smoker.

Effect of Changes in
  Specified Amount on the
  Surrender Charge --      The surrender charge will increase when a new
                           coverage segment of Specified Amount is created due to a requested increase in coverage. The surrender charge related to the increase will be computed in the same manner as the surrender charge for the original Specified Amount. It will reduce over the applicable 15-year or 11-year period following the increase. The new surrender charge for the policy will equal:

                           (1) The remaining part of the surrender charge for the original Specified Amount, plus

                           (2) The surrender charge related to the increase.

                           Decreases in Specified Amount have no effect on surrender charges.

Transaction and Other Charges

  .  Partial Surrender Fee -- $10

  .  Transfer of Fund Value -- $25 (at option of the Company), currently $0

   The partial surrender fee is guaranteed not to exceed $10. Currently, we do not charge for transfers of Fund Value between the subaccounts. However, we reserve the right to assess a $25 charge on transfers. This would include telephone transfers, if we permit them.

   We may charge the subaccounts for federal income taxes that are incurred by us and are attributable to MONY America Variable Account L and its subaccounts. No such charge is currently assessed. See "Charge for Company Income Taxes," page 56.

   We will bear the direct operating expenses of MONY America Variable Account
L. The subaccounts purchase shares of the corresponding portfolio of the underlying Fund. The Fund's expenses are not fixed or specified under the terms of the policy.

Fees and Expenses of the Funds

   The Fund and each of its portfolios incur certain charges including the investment advisory fee and certain operating expenses. These fees and expenses vary by portfolio and are set forth on page 4. Their Boards govern the Funds. Fees and expenses of the Funds are described in more detail in the Funds' prospectuses.

Guarantee of Certain Charges

   We guarantee that the following charges will not increase:

      (1) Mortality and expense risk charge.

      (2) Administrative charge.

      (3) Per $1,000 Specified Amount charge.

      (4) Sales charge.

      (5) Guaranteed cost of insurance rates.

      (6) Surrender charge.

      (7) Partial surrender fee.

   Any changes in the current cost of insurance charges or charges for optional insurance benefits will be made based on the class of the insured. Changes will be based on changes in

      (1) future expectations with respect to investment earnings,

      (2) mortality,

      (3) length of time policies will remain in effect,

      (4) expenses, and

      (5) taxes.

   In no event will they exceed the guaranteed rates defined in the policy.

                               OTHER INFORMATION

Federal Income Tax Considerations

   The following provides a general description of the federal income tax considerations relating to the policy. This discussion is based upon our understanding of the present federal income tax laws as the Internal Revenue Service ("IRS") currently interprets them. This discussion is not intended as tax advice. Tax laws are very complex and tax results will vary according to your individual circumstances. A person considering the purchase of the policy may need tax advice. It should be understood that these comments on federal income tax consequences are not an exhaustive discussion of all tax questions that might arise under the policy. Special rules that are not discussed here may apply in certain situations. We make no representation as to the likelihood of continuation of federal income tax or estate or gift tax laws or of the current interpretations of the IRS or the courts. Future legislation may adversely affect the tax treatment of life insurance policies or other tax rules that we describe here or that relate directly or indirectly to life insurance policies. Our comments do not take into account any state or local income tax considerations that may be involved in the purchase of the policy.

  Definition of Life Insurance

   Under section 7702 of the Internal Revenue Code (the "Code"), a policy will be treated as a life insurance policy for federal tax purposes if one of two alternate tests are met. These tests are:

      (1) "Cash Value Accumulation Test".

      (2) "Guideline Premium/Cash Value Corridor Test".

   When you apply for a policy you will irrevocably choose which of two tests will be applied to your policy.

   If your policy is tested under the Guideline Premium/Cash Value Corridor Test. This test provides for, among other things

      (1) a maximum allowable premium per thousand dollars of death benefit, known as the "guideline annual premium", and

      (2) a minimum ongoing "corridor" of death benefit in relation to the Fund Value of the policy, known as the "death benefit percentage".

   See Appendix A, for a table of the Guideline Premium/Cash Value Corridor Test factors.

   We believe that the policy meets this statutory definition of life insurance and hence will receive federal income tax treatment consistent with that of fixed life insurance. Thus, the death benefit should be excludable from the gross income of the beneficiary (whether the beneficiary is a corporation, individual or other entity) under Section 101 (a) (1) of the Code for purposes of the regular federal income tax. You generally should not be considered to be in constructive receipt of the cash values under the policy until a full surrender, maturity of the policy, or a partial surrender. In addition, certain policy loans may be taxable in the case of policies that are modified endowment contracts. Prospective policy owners that intend to use policies to fund deferred compensation arrangements for their employees are urged to consult their tax advisors with respect to the tax consequences of such arrangements. Prospective corporate owners should consult their tax advisors about the treatment of life insurance in their particular circumstances for purposes of the alternative minimum tax applicable to corporations.

  Tax Treatment of Policies

   The Technical and Miscellaneous Revenue Act of 1988 established a new class of life insurance contracts referred to as modified endowment contracts. A life insurance contract becomes a "modified endowment contract" if, at any time during the first seven contract years, the sum of actual premiums paid exceeds the sum of the "seven-pay premium." Generally, the "seven-pay premium" is the level annual premium, which if paid for each of the first seven years, will fully pay for all future death and endowment benefits under a contract.

Example: "Seven-pay premium = $1,000
        Maximum premium to avoid "modified endowment" treatment =
        First year -- $1,000
        Through first two years -- $2,000
        Through first three years -- $3,000 etc.

Under this test, a policy may or may not be a modified endowment contract. The outcome depends on the amount of premiums paid during each of the policy's first seven contract years. Changes in benefits may require testing to determine if the policy is to be classified as a modified endowment contract. A modified endowment contract is treated differently for tax purposes then a conventional life insurance contract.

  Conventional Life Insurance Policies

   If a policy is not a modified endowment contract distributions are treated as follows. Upon a full surrender or maturity of a policy for its Cash Value, the excess if any, of the Cash Value plus Outstanding Debt minus the cost basis under a policy will be treated as ordinary income for federal income tax purposes. A policy's cost basis will usually equal the premiums paid less any premiums previously recovered through partial surrenders. Under Section 7702 of the Code, special rules apply to determine whether part or all the cash received through partial surrenders in the first 15 policy years is paid out of the income of the policy and therefore subject to income tax. Cash distributed to a policy owner on partial surrenders occurring more than 15 years after the policy date will be taxable as ordinary income to the policy owner to the extent that it exceeds the cost basis under a policy.

   We believe that loans received under policies that are not modified endowment contracts will be treated as indebtedness of the owner. Thus, no part of any loan under the policy will constitute income to the owner until the policy matures, unless the policy is surrendered before it matures. Interest paid (or accrued by an accrual basis taxpayer) on a loan under a policy that is not a modified endowment contract may be deductible. Deductibility will be subject to several limitations, depending upon (1) the use to which the proceeds are put and (2) the tax rules applicable to the policy owner. If, for example, an individual who uses the proceeds of a loan for business or investment purposes, may be able to deduct all or part of the interest expense. Generally, if an individual uses the policy loan for personal purposes, the interest expense is not deductible. The deductibility of loan interest (whether incurred under a policy loan or other indebtedness) also may be subject to other limitations.

   For example, the interest may be deductible to the extent that the interest is attributable to the first $50,000 of the Outstanding Debt where:

  . The interest is paid (or accrued by an accrual basis taxpayer) on a loan under a policy, and

  . The policy covers the life of an officer, employee, or person financially interested in the trade or business of the policy owners.

   Other tax law provisions may limit the deduction of interest payable on loan proceeds that are used to purchase or carry certain life insurance policies.

  Modified Endowment Contracts

   Pre-death distributions from modified endowment contracts may result in taxable income. Upon full surrender or maturity of the policy, the policy owner would recognize ordinary income for federal income tax purposes. Ordinary income will equal the amount by which the Cash Value plus Outstanding Debt exceeds the investment in the policy. (The investment in the policy is usually the premiums paid plus certain pre-death distributions that were taxable less any premiums previously recovered that were excludable from gross income.) Upon partial surrenders and policy loans the policy owner would recognize ordinary income to the extent allocable to income (which includes all previously non-taxed gains) on the policy. The amount allocated to income is the amount by which the Fund Value of the policy exceeds investment in the policy immediately before distribution. The tax law provides for aggregation of two or more policies classified as modified endowment contracts if

      (1) the policies are purchased from any one insurance company (including the Company), and

      (2) the purchases take place during a calendar year.

The policies are aggregated for the purpose of determining the part of the pre-death distributions allocable to income on the policies and the part allocable to investment in the policies.

   Amounts received under a modified endowment contract that are included in gross income are subject to an additional tax. This additional tax is equal to 10% of the amount included in gross income, unless an exception applies. The 10% additional tax does not apply to any amount received:

      (1) When the taxpayer is at least 591/2 years old;

      (2) Which is attributable to the taxpayer becoming disabled; or

      (3) Which is part of a series of substantially equal periodic payments (not less frequently than annually) made for the life (or life expectancy) of the taxpayer or the joint lives (or joint life expectancies) of the taxpayer and his or her beneficiary.

   A contract may not be a modified endowment contract originally but may become one later. Treasury Department regulations, yet to be prescribed, cover pre-death distributions received in anticipation of the policy's failure to meet the seven-pay premium test. These distributions are to be treated as pre-death distributions from a modified endowment contract (and, therefore, are to be taxed as described above). This treatment is applied even though the policy was not yet a modified endowment contract. The Code defines a distribution in anticipation of failing the test as one made within two years of the policy being classified as a modified endowment contract.

   It is unclear whether interest paid (or accrued by an accrual basis taxpayer) on Outstanding Debt with respect to a modified endowment contract constitutes interest for federal income tax purposes. If it does constitute interest, its deductibility will be subject to the same limitations as conventional life insurance contracts (see "Federal Income Tax Considerations -- Conventional Life Insurance Policies," page 53.)

  Reasonableness Requirement for Charges

   The tax law also deals with allowable mortality costs and other expenses used in the calculations to determine whether a contract qualifies as life insurance for income tax purposes. For policies entered into on or after October 21, 1988, the calculations must be based upon, (1) reasonable mortality charges, and (2) other charges reasonably expected to be paid. The Treasury Department is expected to declare regulations governing reasonableness standards for mortality charges. We believe our mortality costs and other expenses used in these calculations meet the current requirements. It is possible that future regulations will contain standards that would require us to modify our mortality charges for these calculations. We reserve the right to make modifications to retain the policy's qualification as life insurance for federal income tax purposes.

  Pension and Profit Sharing Plans

   Policies purchased by a fund, which is part of a pension or profit sharing plan (under Sections 401(a) or 403 of the Code), will be treated differently from that described above. For participants in these plans, the current cost of insurance for the net amount at risk is treated as a "current fringe benefit." The current cost of insurance must be included annually in the plan participant's gross income. This cost (referred to as the "P.S. 58" cost) is reported to the participant annually. The excess of the death benefit over the policy Fund Value will not be subject to federal income tax if

      (1) the plan participant dies while covered by the plan, and

      (2) the policy proceeds are paid to the participant's beneficiary.

   However, the policy Fund Value will generally be taxable to the extent it exceeds the sum of (1) $5,000 plus (2) the participant's cost basis in the policy. The participant's cost basis will generally include the costs of insurance previously reported as income to the participant. Special rules may apply if the participant has borrowed from his or her policy or was an owner-employee under the plan.

   There are limits on the amounts of life insurance that may be purchased on behalf of a participant in a pension or profit sharing plan. Complex rules, in addition to those discussed above, apply whenever life insurance is purchased by a tax-qualified plan.

  Other Employee Benefit Programs

   Complex rules may apply when a policy is held by an employer or a trust, or acquired by an employee, to provide for employee benefits. These policy owners also must consider whether the policy was applied for by or issued to a person having an insurable interest under applicable state law. The lack of insurable interest may, among other things, affect the qualification of the policy as life insurance for federal income tax purposes. It may also affect the right of the beneficiary to death benefits. Employers and employer-created trusts may be subject to reporting, disclosure, and fiduciary obligations under the Employee Retirement Income Security Act of 1974 (ERISA). The policy owner's legal advisor should be consulted to address these issues.

  Diversification Requirements

   To comply with regulations under Section 817(h) of the Code, each portfolio is required to diversify its investments. Generally, on the last day of each quarter of a calendar year:

      (1) No more than 55% of the value of the portfolio's assets can be represented by any one investment;

      (2) No more than 70% can be represented by any two investments;

      (3) No more than 80% can be represented by any three investments; and

      (4) No more than 90% can be represented by any four investments.

Securities of a single issuer generally are treated for purposes of Section 817(h) as a single investment. However, for this purpose, each U.S. Government agency or instrumentality is treated as a separate issuer. Any security issued, guaranteed, or insured (to the extent guaranteed and insured) by the U.S. or by an agency or instrumentality of the U.S. is treated as a security issued by the U.S. Government or its agency or instrumentality, as applicable.

   Currently, for federal income tax purposes, the portfolio shares underlying the subaccounts available under the policies are owned by the Company and not by you or any beneficiary. However, no representation is or can be made regarding the likelihood of the continuation of current interpretations by the IRS.

  Other

   Federal estate and gift and state and local estate, inheritance, and other tax consequences of ownership or receipt of policy proceeds depend on the jurisdiction and the circumstances of each owner or beneficiary.

   For complete information on federal, state, local and other tax considerations, a qualified tax advisor should be consulted.

               The Company Does Not Make Any Guarantee Regarding
                         The Tax Status Of Any Policy

Charge for Company Income Taxes

   For federal income tax purposes, variable life insurance generally is treated in a manner consistent with fixed life insurance. The Company will review the question of a charge to the Variable Account for the Company's federal income taxes periodically. A charge may be made for any federal income taxes incurred by the Company that are attributable to the Variable Account. This might become necessary if

      (1) the tax treatment of the Company is ultimately determined to be other than what the Company currently believes it to be, or

      (2) there are changes made in the federal income tax treatment of variable life insurance at the insurance company level, or

      (3) there is a change in the Company's tax status.

   Under current laws, the Company may incur state and local taxes (in addition to premium taxes imposed by the states) in several states. At present, these taxes are not significant. If there is a material change in applicable state or local tax laws or in the cost to the Company, the Company reserves the right to charge the Account for any such taxes attributable to the Account.

Voting of Fund Shares

   Based on its view of present applicable law, the Company will exercise voting rights attributable to the shares of each portfolio of the Funds held in the subaccounts. We will exercise such rights at any regular and special meetings of the shareholders of the Funds on matters requiring shareholder voting under the Investment Company Act of 1940. Our will exercise of these voting rights will be based on instructions received from persons having the voting interest in corresponding subaccounts of MONY America Variable Account
L. We may elect to vote the shares of the Funds in our own right if

      (1) the Investment Company Act of 1940 or any regulations thereunder is amended, or

      (2) the present interpretation of the Act should change, and

      (3) as a result we determine that it is permitted to vote the shares of the Funds in our right.

   The person having the voting interest under a policy is the policy owner. Unless otherwise required by applicable law, a policy owner will have the right to instruct for the number of votes of any portfolio determined by dividing his or her Fund Value in the subaccount that corresponds to the portfolio by $100. Fractional votes will be counted. The number policy owner votes will be determined as of the date set by the Company. However, such date will not be more than 90 days prior to the date established by the corresponding Fund for determining shareholders eligible to vote at that Fund's meeting. If required by the Securities and Exchange Commission, the Company reserves the right to determine the voting rights in a different fashion. Voting instructions may be cast in person or by proxy.

   If the Company does not receive voting instructions from the policy owner on time, the Company will vote his or her votes. The Company will vote in the same proportion as voting instructions received on time for all policies participating in that subaccount. The Company will also exercise the voting rights from assets in each subaccount, which are not otherwise attributable to policy owners. These votes will be exercised in the same proportion as the voting instructions that are received on time for all policies participating in that subaccount. Generally, the Company will vote any voting rights attributable to shares of portfolios of the Funds held in its General Account. These votes will be exercised in the same proportion as the aggregate votes cast with respect to shares of portfolios of the Funds held by MONY America Variable Account L and other separate accounts of the Company.

Disregard of Voting Instructions

   The Company may disregard voting instructions when required by state insurance regulatory authorities, if, (1) the instructions require that voting rights be exercised so as to cause a change in the subclassification or investment objective of a Portfolio, or (2) to approve or disapprove an investment advisory contract. In addition, the Company itself may disregard voting instructions of changes initiated by policy owners in the investment policy or the investment adviser (or portfolio manager) of a portfolio. The Company's disapproval of such change must be reasonable and must be based on a good faith determination that the change would be contrary to state law or otherwise inappropriate, considering the portfolio's objectives and purpose, and considering the effect the change would have on the Company. If Company does disregard voting instructions; a summary of that action and the reasons for such action will be included in the next report to policy owners.

Report to Policy Owners

   A statement will be sent at least annually to each policy owner setting forth:

      (1) A summary of the transactions which occurred since the last statement; and

      (2) Indicating the death benefit, Specified Amount, Fund Value, Cash Value, and any Outstanding Debt.

In addition, the statement will indicate the allocation of Fund Value among the Guaranteed Interest Account, the Loan Account and the subaccounts, and any other information required by law. Confirmations will be sent out upon premium payments, transfers, loans, loan repayments, withdrawals, and surrenders.

   Each policy owner will also receive an annual and a semiannual report containing financial statements for MONY America Variable Account L and the Funds. The Funds' statement will include a list of the portfolio securities of the Funds, as required by the Investment Company Act of 1940, and/or such other reports as may be required by federal securities laws.

Substitution of Investments and Right to Change Operations

   The Company reserves the right, subject to compliance with the law as then in effect, to make additions to, deletions from, or substitutions for the securities that are held by or may be purchased by MONY America Variable Account L or any of its other separate accounts. The Company may substitute shares of another portfolio of the Funds or of a different fund for shares already purchased, or to be purchased in the future under the policies if:

      (1) Shares of any or all of the portfolios of the Funds should no longer be available for investment or,

      (2) In the judgment of the Company's management, further investment in shares of any or all portfolios of the Funds should become inappropriate in view of the purposes of the policies.

   Where required, the Company will not substitute any shares attributable to a policy owner's interest in MONY America Variable Account L without notice, policy owner approval, or prior approval of the Securities and Exchange Commission. The Company will also follow the filing or other procedures established by applicable state insurance regulators. Applicable state insurance regulators include the Commissioner of Insurance of the State of Arizona.

   The Company also reserves the right to establish additional subaccounts of MONY America Variable Account L. Each additional subaccount would invest in (1) a new portfolio of the Funds, or (2) in shares of another investment company, a portfolio thereof, or (3) another suitable investment vehicle, with a specified investment objective. New subaccounts may be established when, in the sole discretion of the Company, marketing needs or investment conditions warrant, and any new Subaccounts will be made available to existing Policy Owners on a basis to be determined by the Company. The Company may also eliminate one or more subaccounts if, in its sole discretion, marketing, tax, or investment conditions so warrant.

   If a substitution or change is made, the Company may make changes in this and other policies as may be necessary or appropriate to reflect such substitution or change. If the Company considers it to be in the best interests of persons having voting rights under the policies, MONY America Variable Account L may

      (1) be operated as a management investment company under the Investment Company Act of 1940 or any other form permitted by law,

      (2) be deregistered under that Act if such registration is no longer required, or

      (3) be combined with other separate accounts of the Company or an affiliate thereof.

Subject to compliance with applicable law, the Company also may combine one or more Subaccounts and may establish a committee, board, or other group to manage one or more aspects of the operation of MONY America Variable Account L.

Changes to Comply with Law

   The Company reserves the right to make any change without consent of policy owners to the provisions of the policy to comply with, or give policy owners the benefit of, any Federal or State statute, rule, or regulation. Federal and State laws include but not limited to requirements for life insurance contracts under the Internal Revenue Code, and regulations of the United States Treasury Department or any state.

                            PERFORMANCE INFORMATION

   We may advertise the performance of the MONY America Variable Account L subaccounts. We will also report performance to policy owners and may make performance information available to prospective purchasers. This information will be presented in compliance with applicable law.

   Performance information may show the change in a policy owner's Fund Value in one or more subaccounts, or as a change in a policy owner's death benefit. Performance information may be expressed as a change in a policy owner's Fund Value over time or in terms of the average annual compounded rate of return on the policy owner's Fund Value. Such performance is based upon a hypothetical policy in which premiums have been allocated to a particular subaccount of MONY America Variable Account L over certain periods of time that will include one, five and ten years, or from the commencement of operation of the subaccount of MONY America Variable Account L if less than one, five, or ten years. Any such quotation may reflect the deduction of all applicable charges to the policy including premium load, the cost of insurance, the administrative charge, and the mortality and expense risk charge. The quotation may also reflect the deduction of the surrender charge, if applicable, by assuming surrender at the end of the particular period. However, other quotations may simultaneously be given that do not assume surrender and do not take into account deduction of the surrender charge.

   Performance information for MONY America Variable Account L may be compared in advertisements, sales literature, and reports to policy owners to:

      (1) Other variable life separate accounts or investment products tracked by research firms, ratings services, companies, publications, or persons who rank separate accounts or investment products on overall performance or other criteria; and

      (2) The Consumer Price Index (measure for inflation) to assess the real rate of return from the purchase of a policy.

Reports and promotional literature may also contain the Company's rating or a rating of the Company's claim paying ability as determined by firms that analyze and rate insurance companies and by nationally recognized statistical rating organizations.

   Performance information for any subaccount of MONY America Variable Account L reflects only the performance of a hypothetical policy whose Fund Value is allocated to MONY America Variable Account L during a particular time period on which the calculations are based. Performance information should be considered in light of the investment objectives and policies, characteristics and quality of the portfolios of the Funds in which MONY America Variable Account L invests. The market conditions during the given period of time should not be considered as a representation of what may be achieved in the future.

   We may also use non-standard performance in cases where we add new subaccounts which purchase shares of underlying funds in existence prior to the formation of such subaccounts. In such cases we will use the historical performance of the underlying fund with the current expenses of the applicable subaccount under the Contract.

                        THE GUARANTEED INTEREST ACCOUNT

   You may allocate all or a portion of your net premiums and transfer Fund Value to the Guaranteed Interest Account of the Company. Amounts allocated to the Guaranteed Interest Account become part of the "General Account" of the Company, which supports insurance and annuity obligations. The amounts allocated to the General Account of the Company are subject to the liabilities arising from the business the Company conducts. Descriptions of the Guaranteed Interest Account are included in this Prospectus for the convenience of the purchaser. The Guaranteed Interest Account and the General Account of the Company have not been registered under the Securities Act of 1933 and the Investment Company Act of 1940. Accordingly, neither the Guaranteed Interest Account nor any interest therein is generally subject to the provisions of these Acts and, as a result, the staff of the Securities and Exchange Commission has not reviewed the disclosure in this prospectus relating to the Guaranteed Interest Account. Disclosures regarding the Guaranteed Interest Account may, however, be subject to certain generally applicable provisions of the federal securities laws relating to the accuracy and completeness of statements made in the prospectus. For more details regarding the Guaranteed Interest Account, see the policy.

General Description

   Amounts allocated to the Guaranteed Interest Account become part of the General Account of Company which consists of all assets owned by the Company other than those in MONY America Variable Account L and other separate accounts of the Company. Subject to applicable law, the Company has sole discretion over the investment of the assets of its General Account.

   You may elect to allocate net premiums to the Guaranteed Interest Account, MONY America Variable Account L, or both. You may also transfer Fund Value from the subaccounts of MONY America Variable Account L to the Guaranteed Interest Account or from the Guaranteed Interest Account to the subaccounts. The Company guarantees that the Fund Value in the Guaranteed Interest Account will be credited with a minimum interest rate of 0.0121% daily, compounded daily, for a minimum effective annual rate of 4.5%. Such interest will be paid regardless of the actual investment experience of the Guaranteed Interest Account. In addition, Company may in its sole discretion declare current interest in excess of the 4.5% annual rate. (The portion of a Policy Owner's Fund Value that has been used to secure Outstanding Debt will be credited with a guaranteed interest rate of 0.0121% daily, compounded daily, for a minimum effective annual rate of 4.5%.) Prior to the beginning of each calendar month, an interest rate will be declared. The declared rate will apply to premium payments and transfers into the Guaranteed Interest Account made during the calendar month. The calendar year and month the payment or transfer is made determines the "generation" of such monies. The current interest will be credited from the date of the payment or transfer for a period of 12 months beginning the first day of the monthly generation to which the payment or transfer is assigned. After the first 12 months, a renewal interest rate will be declared for a new 12-month period. At the end of the renewal period all monies will earn an interest rate which is declared monthly and applies for a one-month period.

   The Company bears the full investment risk for the Fund Value allocated to the Guaranteed Interest Account.

Death Benefit

   The death benefit under the policy will be determined in the same fashion if you have Fund Value in the Guaranteed Interest Account or Fund Value in the subaccounts. The death benefit under Option 1 will be equal to the Specified Amount of the Policy or, if greater, Fund Value on the date of death multiplied by a death benefit percentage. Under Option 2, the Death Benefit will be equal to the Specified Amount of the Policy plus the Fund Value or, if greater, Fund Value on the date of death multiplied by a death benefit percentage. See "Death Benefits under the Policy," page 30.

Policy Charges

   Deductions from premium, monthly deductions from the Fund Value, and Surrender charges will be the same if you allocate net premiums or transfer Fund Value to the Guaranteed Interest Account or allocate net premiums to the subaccounts. These charges include the sales and tax charges; the charges for the cost of insurance, administrative charge, per $1,000 of Specified Amount charge, the charge for any optional insurance benefits added by Rider, and the surrender charge. Fees for partial surrenders and, if applicable, transfer charges, will also be deducted from the Guaranteed Interest Account.

   You will not directly or indirectly pay charges applicable to the portfolios, including the operating expenses of the portfolios, and the investment advisory fee charged by the portfolio managers if your Fund Value is allocated to the Guaranteed Interest Account. Likewise, the mortality and expense risk charge applicable to the Fund Value allocated to the subaccounts is not deducted from Fund Value allocated to the Guaranteed Interest Account. Any amounts that the Company pays for income taxes allocable to the subaccounts will not be charged against the Guaranteed Interest Account. However, it is important to remember that you will not participate in the investment experience of the subaccounts to the extent that Fund Values are allocated to the Guaranteed Interest Account.

Transfers

   Amounts may be transferred after the Right to Return Policy Period from the subaccounts to the Guaranteed Interest Account and from the Guaranteed Interest Account to the subaccounts, subject to the following limitations:

      (1) Transfers to the Guaranteed Interest Account may be made at any time and in any amount.

      (2) Transfers from the Guaranteed Interest Account to the subaccounts are limited to

          (a) one in any policy year, and

          (b) the period which begins on the policy anniversary and which ends 30 days after the policy anniversary.

If the transfer request is received on the policy anniversary, it will be processed as of the policy anniversary. If the transfer request is received within 30 days after the policy anniversary, the transfer will be effective as of the close of business on the day received if it is a Business Day. If it is not a Business Day, then at the close of business on the next day which is a Business Day. Any request received within 10 days before the policy anniversary will be considered received on the policy anniversary. Any transfer requests received at other times will not be honored, and will be returned to the policy owner.

   Currently there is no charge imposed upon transfers; however, the Company reserves the right to assess such a charge in the future.

Surrenders and Policy Loans

   You may also make full surrenders and partial surrenders from the Guaranteed Interest Account to the same extent as if you had allocated premiums and cash values to the subaccounts. See "Full Surrender," page 43 and "Partial Surrender", page 43. Transfers and surrenders payable from the Guaranteed Interest Account, and the payment of policy loans allocated to the Guaranteed Interest Account, may be delayed for up to six months. However, the Company will not delay payment of surrenders or loans, the proceeds of which will be used to pay premiums on the policy.

                             MORE ABOUT THE POLICY

Ownership

   The policy owner is the individual named as such in the application or in any later change shown in the Company's records. While the insured is living, the policy owner alone has the right to receive all benefits and exercise all rights that the policy grants or the Company allows.

  Joint Owners

   If more than one person is named as policy owner, they are joint owners. Any policy transaction requires the signature of all persons named jointly. Unless otherwise provided, if a joint owner dies, ownership passes to the surviving joint owner(s). When the last joint owner dies, ownership passes through that person's estate, unless otherwise provided.

Beneficiary

   The beneficiary is the individual named as such in the application or any later change shown in the Company's records. The policy owner may change the beneficiary at any time during the life of the insured by written request on forms provided by the Company. The Company must receive the request at its administrative office. The change will be effective as of the date this form is signed. Contingent and/or concurrent beneficiaries may be designated. The policy owner may designate a permanent beneficiary, whose rights under the policy cannot be changed without his or her consent. Unless otherwise provided, if no designated beneficiary is living upon the death of the insured, the policy owner or the policy owner's estate is the beneficiary.

   The Company will pay the death benefit proceeds to the beneficiary. Unless otherwise provided, the beneficiary must be living at the time of the insured's death to receive the proceeds.

  The Policy

   This Policy is a contract between the policy owner and the Company. The entire contract consists of the policy, a copy of the initial application, all subsequent applications to change the policy, any endorsements, all riders, and all additional policy information sections (specification pages) added to the policy.

Notification and Claims Procedures

   Any election, designation, change, assignment, or request made by you must be in writing on a form acceptable to the Company. The Company is not liable for any action taken before such written notice is received and recorded. The Company may require that the policy be returned for any policy change or upon its surrender.

   If an insured dies while the policy is in effect, notice should be given to the Company as soon as possible. Claim procedure instructions will be sent immediately. As due proof of death, the Company may require proof of age and a certified copy of a death certificate. The Company may also require the beneficiary and the insured's next of kin to sign authorizations as part of this process. These authorization forms allow the Company to obtain information about the insured, including but not limited to medical records of physicians and hospitals used by the insured.

Payments

   Within seven days after the Company receives all the information needed for processing a payment, the Company will:

      (1) Pay death benefit proceeds;

      (2) Pay the Cash Value on surrender, partial surrenders and loan proceeds based on allocations made to the subaccounts; and

      (3) Effect a transfer between subaccounts or from the Variable Account to the Guaranteed Interest Account.

   However, the Company can postpone the calculation or payment of such a payment or transfer of amounts based on investment performance of the subaccounts if:

      (1) The New York Stock Exchange is closed on other than customary weekend and holiday closing or trading on the New York Stock Exchange is restricted as determined by the SEC; or

      (2) An emergency exists, as determined by the SEC, as a result of which disposal of securities is not reasonably practicable or it is not reasonably practicable to determine the value of the Account's net assets.

Payment Plan/Settlement Provisions

   Maturity or surrender benefits may be used to purchase a payment plan providing monthly income for the lifetime of the Insured. Death benefit proceeds may be used to purchase a payment plan providing monthly income for the lifetime of the beneficiary. The monthly payments consisting of proceeds plus interest will be paid in equal installments for at least ten years. The purchase rates for the payment plan are guaranteed not to exceed those shown in the policy, but current rates that are lower (i.e., providing greater income) may be established by the Company from time to time. This benefit is not available if the income would be less than $25 a month or if the proceeds are less than $1,000. Maturity or surrender benefits or death benefit proceeds may be used to purchase any other payment plan that the Company makes available at that time.

Payment in Case of Suicide

   If the insured dies by suicide, (1) while sane or insane, (2) within two years from the policy date or reinstatement date, the Company will limit the death benefit proceeds to the premium payments less any partial surrender amounts (and their fees) and any Outstanding Debt. If an insured dies by suicide, (1) while sane or insane, (2) within two years of the effective date of any increase in the Specified Amount, the Company will refund the cost of insurance charges made with respect to such increase.

Assignment

   You may assign your policy as collateral security for a loan or other obligation. No assignment will bind the Company unless the original, or a copy, is received at the Company's administrative office. The assignment will be effective only when recorded by the Company. An assignment does not change the ownership of the policy. However, after an assignment, the rights of any policy owner or beneficiary will be subject to the assignment. The entire policy, including any attached payment option or rider, will be subject to the assignment. The Company will rely solely on the assignee's statement as to the amount of the assignee's interest. The Company will not be responsible for the validity of any assignment. Unless otherwise provided, the assignee may exercise all rights this policy grants except (a) the right to change the policy owner or beneficiary, and (b) the right to elect a payment option. Assignment of a policy that is a modified endowment contract may generate taxable income. (See "Federal Income Tax Considerations", page 52.)

Errors on the Application

   If the age or gender of the insured has been misstated, the death benefit under this policy will be the greater of

      (1) what would be purchased by the most recent cost of insurance charge at the correct age and gender, or

      (2) the death benefit derived by multiplying the Fund Value by the death benefit percentage for the correct age and gender.

   If unisex cost of insurance rates apply, no adjustment will be made for a misstatement of gender. See "Deductions from Fund Value -- Cost of Insurance," page 49.

Incontestability

   The Company may contest the validity of this policy if any material misstatements are made in the application. However, the policy will be incontestable as follows:

      (1) The initial Specified Amount cannot be contested after the policy has been in force during the insured's lifetime for two years from the policy date; and

      (2) An increase in the Specified Amount or any reinstatement cannot be contested after the increase or the reinstated policy has been in force during an Insured's lifetime for two years from its effective date.

Policy Illustrations

   Upon request, the Company will send you an illustration of future benefits under the policy based on both guaranteed and current cost assumptions.

Distribution of the Policy

   MONY Securities Corporation ("MSC"), a wholly owned subsidiary of MONY Life Insurance Company, is principal underwriter (distributor) of the policies. MSC is a New York corporation organized on September 26, 1969. MSC is registered as a broker-dealer under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers. The policies are sold by individuals who are registered representatives of MSC and who are also licensed as life insurance agents for the Company. The policies may also be sold through other broker/dealers authorized by MSC and applicable law to do so.

   Except where MSC has authorized other broker/dealers to sell the policies (as described in the preceding paragraph), compensation payable for the sale of the policies will be based upon the following schedule. After issue of the Contract, commissions will equal at most 50 percent of premiums paid up to a maximum amount.

Thereafter, commissions will equal at most 3.0 percent of any additional premiums plus, on the sixth and each succeeding quarterly anniversary for so long as the policy shall remain in effect, an annualized rate of 0.15 percent of the Fund Value of the policy. Upon any subsequent increase in Specified Amount, commissions will equal at most 50 percent of premiums paid on or after the increase up to a maximum amount. Thereafter, commissions will return to no more than the 3.0 percent level. Further, registered representatives may be eligible to receive certain bonuses and other benefits based on the amount of earned commissions.

   In addition, registered representatives who meet specified production levels may qualify, under sales incentive programs adopted by Company, to receive non-cash compensation such as expense-paid trips, expense-paid educational seminars and merchandise. Company makes no separate deductions, other than previously described, from premiums to pay sales commissions or sales expenses.

                            MORE ABOUT THE COMPANY

Management

   The directors and officers of the Company are listed below. The business address for all directors and officers of MONY Life Insurance Company of America is 1740 Broadway, New York, New York 10019.

   Current Officers and Directors of the Company are:

Name                          Position and Offices with Depositor
----                          -----------------------------------
Michael I. Roth.............. Director, Chairman and Chief Executive Officer

Samuel J. Foti............... Director, President and Chief Operating Officer

Kenneth M. Levine............ Director and Executive Vice President

Richard E. Connors........... Director

Richard Daddario............. Director, Vice President and Controller

Phillip A. Eisenberg......... Director, Vice President and Actuary

Margaret G. Gale............. Director and Vice President

Charles P. Leone............. Director, Vice President and Chief Compliance Officer

Steven G. Orluck............. Director and Vice President

Sam Chiodo................... Vice President

William D. Goodwin........... Vice President

Evelyn L. Peos............... Vice President

Michael Slipowitz............ Vice President

David S. Waldman............. Secretary

David V. Weigel.............. Treasurer

   No officer or director listed above receives any compensation from MONY America Variable Account L. The Company or any of its affiliates has paid no separately allocable compensation to any person listed for services rendered to the Account.

   Biographical information for each of the individuals listed in the above table is set forth below.

   Set forth below is a description of the business positions during at least the past five years for the directors and the executive officers of the Company.

   Michael I. Roth is Director, Chairman of the Board and Chief Executive Officer of the Company. He is Chairman of the Board (since July 1993) and Chief Executive Officer (since January 1993) of MONY and has been a Director since May 1991. Mr. Roth is also a director of the following subsidiaries of MONY:
1740 Advisers, Inc. (since December 1992), MONY Benefits Management Corp. (since March 1999). Mr. Roth has been with MONY for 11 years. Mr. Roth serves on the board of directors of the American Council of Life Insurance, The Life Insurance Council of New York, Enterprise Foundation (a charitable foundation which develops housing not affiliated with the Enterprise Group of Funds), Metropolitan Development Association of Syracuse and Central New York, Enterprise Group of Funds, Inc., Enterprise Accumulation Trust, Pitney Bowes, Inc., Lincoln Center for the Performing Arts Leadership Committee, Life Office Management Association, New York City Partnership and Chamber of Commerce, and Committee for Economic Development. He is also Chairman of the Board of Insurance Marketplace Standards Association.

   Samuel J. Foti is Director, President and Chief Operating Officer of the Company. He is President and Chief Operating Officer (since February 1994) of MONY and has been a Director since January 1993. Mr. Foti is also a director of the following subsidiaries of MONY: MONY Brokerage, Inc. (since January 1990), MONY International Holdings, Inc. (since October 1994), MONY Benefits Management Corp. (since March 1999), MONY Life Insurance Company of the Americas, Ltd., (since December 1994) and MONY Bank & Trust Company of the Americas, Ltd. (since December 1994). Mr. Foti has been with MONY for 12 years. Mr. Foti serves on the board of directors of Enterprise Group of Funds, Inc., Enterprise Accumulation Trust and The American College of which he is Chairman.

   Richard Daddario is Director, Vice President and Controller of the Company. He is Executive Vice President and Chief Financial Officer (since April 1994) of MONY. Mr. Daddario is also a director of the following subsidiaries of MONY:
MONY International Holdings, Inc. (since 1998), MONY Brokerage, Inc. (since June 1997) and MONY Life Insurance Company of the Americas, Ltd. (since December 1997). He also serves as MONY's Chief Financial Officer (from January 1991 to present). Mr. Daddario has been with MONY for 11 years.

   Kenneth M. Levine is Director and Executive Vice President of the Company. He is Executive Vice President (since February 1990) and Chief Investment Officer (since January 1991) of MONY and has been a Trustee since May 1994. Mr. Levine is also a director of the following subsidiaries of MONY: 1740 Advisers, Inc. (since December 1989), MONY Benefits Management Corp. (since October
1991), MONY Realty Partners, Inc. (since October 1991) and 1740 Ventures, Inc. (since October 1991). He is also Chairman of the Board and President of MONY Series Fund, Inc. (since December 1991). Mr. Levine has been with MONY for 28 years.

   Sam Chiodo is Vice President of the Company. He is Vice President -- Corporate & Strategic Marketing of MONY (since 1993). Mr. Chiodo has been with MONY for 28 years.

   Richard E. Connors is Director of the Company. He is Senior Vice President of MONY (since February 1994). Mr. Connors is also a director of the following subsidiary of MONY: MONY Brokerage, Inc. (since May 1994). Mr. Connors has been with MONY for 12 years.

   Phillip A. Eisenberg is Director, Vice President and Actuary of the Company. He is Senior Vice President and Chief Actuary of MONY (since April 1993). Mr. Eisenberg is a director of the following subsidiary of MONY: MONY Benefits Management Corp. Mr. Eisenberg has been with MONY for 36 years.

   Margaret G. Gale is Director and Vice President of the Company. She is Vice President of MONY (since February 1991). Ms. Gale has been with MONY for 22 years.

   William D. Goodwin is Vice President of the Company. He is Senior Vice President of MONY (since November 1998). He has also served as Senior Managing Director (from 1989 to 1998). Mr. Goodwin has been with MONY for 26 years.

   Charles P. Leone is Director, Vice President and Chief Compliance Officer of the Company. He is Vice President and Chief Corporate Compliance Officer of MONY (since 1996). He has also served as Vice President of MONY (from 1987 to
1996). Mr. Leone is a director of the following subsidiary of MONY: MONY Securities Corporation (since May 1999). Mr. Leone has been with MONY for 36 years.

   Steven G. Orluck is Vice President of the Company. He is Senior Vice President, Complementary Distribution of MONY (since March 2000) and has also served as Vice President (from July 1998 to March 2000). Prior to 1998, Mr. Orluck had been a Vice President of Metropolitan Life Insurance Company where he worked for 24 years.

   Evelyn L. Peos is Vice President of the Company. She is Vice President of MONY. Ms. Peos has been with MONY for 23 years.

   Michael Slipowitz is Vice President of the Company. He is Vice President of MONY. Mr. Slipowitz has been with MONY for 20 years.

   David S. Waldman is Secretary of the Company. He is Vice President -- Chief Counsel, Operations (since 2001). Mr. Waldman has been with MONY for 18 years.

   David V. Weigel is Treasurer of the Company. He is Vice President and Treasurer of MONY (since 2000). Mr. Weigel has been with MONY for 27 years.

State Regulation

   The Company is subject to the laws of the state of Arizona governing insurance companies and to regulation by the Commissioner of Insurance of Arizona. In addition, it is subject to the insurance laws and regulations of the other states and jurisdictions in which it is licensed or may become licensed to operate. An annual statement in a prescribed form must be filed with the Commissioner of Insurance of Arizona and with regulatory authorities of other states on or before March 1st in each year. This statement covers the operations of the Company for the preceding year and its financial condition as of December 31st of that year. The Company's affairs are subject to review and examination at any time by the Commissioner of Insurance or his agents, and subject to full examination of Company's operations at periodic intervals.

Telephone Transfer Privileges

   You may request a transfer of Fund Value or change allocation instructions for future premiums by telephone if an authorization for telephone transfer form has been completed, signed, and received at the Company's Syracuse Operations Center. The Company may record all or part of any telephone conversation with respect to transfer and allocation instructions. Telephone instructions received by the Company by 4:00 p.m. Eastern time on any valuation date will be effected as of the end of that valuation date in accordance with your instructions, subject to the limitations stated in this prospectus (presuming that the Right to Return Policy Period has expired). The Company reserves the right to deny any telephone transfer or allocation request. If all telephone lines are busy (which might occur, for example, during periods of substantial market fluctuations), you might not be able to request transfers by telephone and would have to submit written requests. Telephone transfer and allocation instructions will only be accepted if complete and correct.

   The Company has adopted guidelines (which it believes to be reasonable) relating to telephone transfers and allocation instructions. These guidelines, among other things, outline procedures to be followed which are designed to prevent unauthorized instructions. If these procedures are followed, the Company shall not be liable for, and you will therefore bear the entire risk of, any loss as a result of the Company's following telephone instructions if such instructions prove to be fraudulent. A copy of the guidelines and the Company's form for electing telephone transfer privileges is available from licensed agents of the Company who are also registered representatives of MSC or by calling 1-800-487-6669. The Company's form must be signed and received at the Company's Syracuse Operations Center before telephone transfers will be accepted.

Legal Proceedings

   There are no legal proceedings pending to which MONY America Variable Account L is a party, or which would materially affect MONY America Variable Account L.

Legal Matters

   Legal matters have been passed on by Arthur D. Woods, Vice
President-Variable Products and Broker-Dealer Operations Counsel of MONY Life Insurance Company in connection with

      (1) the issue and sale of the policies described in this prospectus,

      (2) the organization of the Company,

      (3) the Company's authority to issue the policies under Arizona law, and

      (4) the validity of the forms of the policies under Arizona law.

   Robert Levy, Vice President-Chief Tax and Benefits Counsel of MONY Life Insurance Company has passed upon legal matters relating to the federal income tax laws.

Registration Statement

   A Registration Statement under the Securities Act of 1933 has been filed with the SEC relating to the offering described in this Prospectus. This Prospectus does not include all of the information set forth in the Registration Statement, as portions have been omitted pursuant to the rules and regulations of the SEC. The omitted information may be obtained at the SEC's principal office in Washington, D.C., upon payment of the SEC's prescribed fees.

Independent Accountants

   The audited financial statements for the Company included in this Prospectus and in the Registration Statement have been audited by PricewaterhouseCoopers LLP, independent accountants, as indicated in their reports herein. The audited financial statements are included in reliance upon the authority of said firm as experts in accounting and auditing. PricewaterhouseCoopers LLP's office is located at 1177 Avenue of the Americas, New York, New York, 10036.

Financial Statements

   The audited financial statements for the Company are set forth herein.

   The financial statements of the Company have been audited by PricewaterhouseCoopers LLP. The financial statements of the Company should be considered only as bearing upon the ability of the Company to meet its obligations under the Policies.

            FINANCIAL STATEMENTS AND NOTES TO FINANCIAL STATEMENTS

                         INDEX TO FINANCIAL STATEMENTS

                                                             Page
                                                             ----
With respect to MONY America Variable Account L:

  No financial statements for MONY America Variable Account
   L are included because although the MONY America
   Variable Account L commenced operations in 1985, the subaccounts available to policyholders had not commenced operations as of December 31, 2001.

With respect to MONY Life Insurance Company of America:

  Unaudited interim condensed consolidated balance sheets
   as of September 30, 2001 and 2000........................   F-

  Unaudited interim condensed consolidated statements of
   income and comprehensive income for the three-month
   periods ended September 30, 2001 and 2000................   F-

  Unaudited interim condensed consolidated statements of
   income and comprehensive income for the nine-month
   periods ended September 30, 2001 and 2000................   F-

  Unaudited interim condensed consolidated statement of
   changes in shareholder's equity for the nine-month
   periods ended September 30, 2001 and 2000................   F-

  Unaudited interim condensed consolidated statements of
   cash flows for the nine-month periods ended September
   30, 2001 and 2000........................................   F-

  Report of Independent Accountants......................... F-53
  Balance sheets as of December 31, 2000 and 1999........... F-54
  Statements of income and comprehensive income for the
   years ended December 31, 2000, 1999 and 1998............. F-55
  Statements of changes in shareholder's equity for the
   years ended December 31, 2000, 1999 and 1998............. F-56
  Statements of cash flows for the years ended December 31,
   2000, 1999 and 1998...................................... F-57
  Notes to financial statements............................. F-59

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholder of MONY Life Insurance Company of America

   In our opinion, the accompanying balance sheets and the related statements of income and comprehensive income, changes in shareholder's equity and cash flows present fairly, in all material respects, the financial position of MONY Life Insurance Company of America (the "Company") at December 31, 2000 and 1999, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

PricewaterhouseCoopers LLP

New York, New York
February 8, 2001

                    MONY LIFE INSURANCE COMPANY OF AMERICA

                                BALANCE SHEETS
                          December 31, 2000 and 1999

                                                     2000      1999
                                                   --------  --------
                                                     ($ in millions)
                     ASSETS
Investments:
Fixed maturity securities available-for-sale, at
  fair value...................................... $1,014.7  $1,048.8
Mortgage loans on real estate (Note 8)............    116.1     165.0
Policy loans......................................     69.4      58.8
Real estate (Note 8)..............................      5.4       6.9
Other invested assets.............................      3.4       2.3
                                                   --------  --------
                                                    1,209.0   1,281.8
Cash and cash equivalents.........................    104.8      28.9
Accrued investment income.........................     19.2      20.4
Amounts due from reinsurers.......................     30.7      18.6
Deferred policy acquisition costs.................    483.5     406.4
Current Federal Income Taxes......................     14.9       2.3
Other assets......................................      4.4      24.9
Separate account assets...........................  4,064.4   4,387.2
                                                   --------  --------
  Total assets.................................... $5,930.9  $6,170.5
                                                   ========  ========
      LIABILITIES AND SHAREHOLDER'S EQUITY
Future policy benefits............................ $  134.8  $  123.4
Policyholders' account balances...................  1,154.9   1,154.1
Other policyholders' liabilities..................     68.9      54.0
Accounts payable and other liabilities............     33.2      79.5
Note payable to affiliate.........................     46.9      49.0
Deferred federal income taxes (Note 5)............     48.3      19.4
Separate account liabilities......................  4,064.4   4,387.2
                                                   --------  --------
  Total liabilities...............................  5,551.4   5,866.6
Commitments and contingencies (Note 12)
  Common stock $1.00 par value; 5,000,000 shares
   authorized, 2,500,000 issued and outstanding...      2.5       2.5
Capital in excess of par..........................    249.7     199.7
Retained earnings.................................    128.3     109.0
Accumulated other comprehensive income/(loss).....     (1.0)     (7.3)
                                                   --------  --------
  Total shareholder's equity......................    379.5     303.9
                                                   --------  --------
  Total liabilities and shareholder's equity...... $5,930.9  $6,170.5
                                                   ========  ========

                See accompanying notes to financial statements.

                    MONY LIFE INSURANCE COMPANY OF AMERICA

                 STATEMENTS OF INCOME AND COMPREHENSIVE INCOME
                 Years Ended December 31, 2000, 1999, and 1998

                                                           2000    1999    1998
                                                          ------  ------  ------
                                                             ($ in millions)
Revenues:
Universal life and investment-type product policy fees... $158.2  $143.1  $122.0
Premiums.................................................   37.3     9.2     1.7
Net investment income (Note 6)...........................   92.7    94.7    94.6
Net realized gains (losses) on investments (Note 6)......   (5.1)   (0.3)    7.1
Other income.............................................   12.1     7.6     7.6
                                                          ------  ------  ------
                                                           295.2   254.3   233.0
                                                          ------  ------  ------
Benefits and Expenses:
Benefits to policyholders................................   68.1    43.6    34.9
Interest credited to policyholders' account balances.....   62.4    63.5    65.1
Amortization of deferred policy acquisition costs........   48.8    43.5    35.5
Other operating costs and expenses.......................   88.6    73.8    75.6
                                                          ------  ------  ------
                                                           267.9   224.4   211.1
                                                          ------  ------  ------
Income before income taxes...............................   27.3    29.9    21.9
Income tax expense.......................................    8.0    10.5     7.7
                                                          ------  ------  ------
Net income...............................................   19.3    19.4    14.2
Other comprehensive income/(loss), net (Note 6)..........    6.3   (15.3)    1.1
                                                          ------  ------  ------
Comprehensive income..................................... $ 25.6  $  4.1  $ 15.3
                                                          ======  ======  ======


                See accompanying notes to financial statements.

                    MONY LIFE INSURANCE COMPANY OF AMERICA

                 STATEMENTS OF CHANGES IN SHAREHOLDER'S EQUITY
                 Years Ended December 31, 2000, 1999 and 1998

                                                                                          Accumulated
                                                                       Capital               Other         Total
                                                               Common In Excess Retained Comprehensive Shareholder's
                                                               Stock   of Par   Earnings Income/(Loss)    Equity
                                                               ------ --------- -------- ------------- -------------
Balance, December 31, 1997....................................   2.5    177.2      75.4        6.9         262.0
Capital contribution..........................................           12.5                               12.5
Comprehensive income:
 Net income...................................................                     14.2                     14.2
 Other comprehensive income:
   Unrealized gains on investments, net of unrealized losses,
     reclassification adjustments, and taxes (Note 6).........                                 1.1           1.1
                                                                ----   ------    ------     ------        ------
Comprehensive income..........................................                                              15.3
                                                                ----   ------    ------     ------        ------
Balance, December 31, 1998....................................   2.5    189.7      89.6        8.0         289.8
Capital contribution..........................................           10.0                               10.0
Comprehensive income:
 Net income...................................................                     19.4                     19.4
 Other comprehensive income:
   Unrealized losses on investments, net of unrealized gains,
     reclassification adjustments, and taxes (Note 6).........                               (15.3)        (15.3)
                                                                ----   ------    ------     ------        ------
Comprehensive income/(loss)...................................                                               4.1
                                                                ----   ------    ------     ------        ------
Balance, December 31, 1999....................................  $2.5   $199.7    $109.0     $ (7.3)       $303.9
Capital contribution..........................................           50.0                               50.0
Comprehensive income:
 Net income...................................................                     19.3                     19.3
 Other comprehensive income:
   Unrealized gains on investments, net of unrealized losses,
     reclassification adjustments, and taxes (Note 6).........                                 6.3           6.3
                                                                ----   ------    ------     ------        ------
Comprehensive income..........................................                                              25.6
                                                                ----   ------    ------     ------        ------
Balance, December 31, 2000....................................  $2.5   $249.7    $128.3     $ (1.0)       $379.5
                                                                ====   ======    ======     ======        ======


                See accompanying notes to financial statements.

                    MONY LIFE INSURANCE COMPANY OF AMERICA

                           STATEMENTS OF CASH FLOWS
                 Years Ended December 31, 2000, 1999 and 1998

                                                                                 2000     1999     1998
                                                                                -------  -------  -------
                                                                                     ($ in millions)
Cash flows from operating activities (see Note 2):
Net income..................................................................... $  19.3  $  19.4  $  14.2
Adjustments to reconcile net income to net cash (used in) operating activities:
 Interest credited to policyholders' account balances..........................    57.5     65.5     64.1
 Universal life and investment-type product policy fee income..................   (87.0)  (102.9)  (107.0)
 Capitalization of deferred policy acquisition costs...........................  (130.3)   (96.8)   (74.9)
 Amortization of deferred policy acquisition costs.............................    48.8     43.5     35.5
 Provision for depreciation and amortization...................................    (0.4)     0.2      1.0
 Provision for deferred federal income taxes...................................    25.6     13.9     (1.1)
 Net realized gains on investments.............................................     5.1      0.3     (7.1)
 Change in other assets and accounts payable and other liabilities.............   (46.5)     6.3     45.3
 Change in future policy benefits..............................................    11.4      4.4      5.9
 Change in other policyholders' liabilities....................................    14.9     (2.8)    15.7
 Change in current federal income taxes payable................................   (12.6)   (15.6)    (4.6)
                                                                                -------  -------  -------
Net cash (used in) operating activities........................................   (94.2)   (64.6)   (13.0)
                                                                                -------  -------  -------
Cash flows from investing activities:
Sales, maturities or repayments of:
 Fixed maturities..............................................................   223.2    289.6    171.4
 Equity securities.............................................................     0.0      0.0      0.8
 Mortgage loans on real estate.................................................    68.2     24.5     37.6
 Real estate...................................................................     2.3      1.2     17.0
 Other invested assets.........................................................     0.0      3.9      0.6
Acquisitions of investments:
 Fixed maturities..............................................................  (170.0)  (352.3)  (109.2)
 Equity securities.............................................................    (0.3)    (0.2)    (0.1)
 Mortgage loans on real estate.................................................   (19.3)   (69.7)   (24.3)
 Real estate...................................................................    (0.9)    (0.7)    (0.6)
 Other invested assets.........................................................    (0.8)    (0.5)    (0.3)
 Policy loans, net.............................................................   (10.6)    (6.6)    (6.2)
 Other, net....................................................................      --      0.5     (0.5)
                                                                                -------  -------  -------
Net cash (used in)/provided by investing activities............................ $  91.8  $(110.3) $  86.2
                                                                                =======  =======  =======

                See accompanying notes to financial statements.

                    MONY LIFE INSURANCE COMPANY OF AMERICA

                           STATEMENTS OF CASH FLOWS
                 Years Ended December 31, 2000, 1999 and 1998

                                                          2000       1999      1998
                                                        ---------  ---------  -------
                                                               ($ in millions)
Cash flows from financing activities:
  Note payable to affiliate............................ $     0.0  $    50.5  $   0.0
  Repayments of note to affiliate......................      (2.1)      (1.5)     0.0
  Receipts from annuity and universal life policies
   credited to policyholders' account balances.........   1,538.6    1,395.4    811.8
  Return of policyholders' account balances on annuity
   policies and universal life policies................  (1,508.2)  (1,384.0)  (797.6)
  Capital contribution.................................      50.0       10.0      0.0
                                                        ---------  ---------  -------
Net cash provided by/(used in) financing activities....      78.3       70.4     14.2
                                                        ---------  ---------  -------
Net increase/(decrease) in cash and cash equivalents...      75.9     (104.5)    87.4
Cash and cash equivalents, beginning of year...........      28.9      133.4     46.0
                                                        ---------  ---------  -------
Cash and cash equivalents, end of year................. $   104.8  $    28.9  $ 133.4
                                                        =========  =========  =======
Supplemental disclosure of cash flow information:
Cash paid during the period for:
Income taxes........................................... $    (5.0) $    12.1  $  13.4
Interest............................................... $     3.3  $     2.5  $    --



                See accompanying notes to financial statements.

                    MONY LIFE INSURANCE COMPANY OF AMERICA

                         NOTES TO FINANCIAL STATEMENTS

1. Organization and Description of Business:

   MONY Life Insurance Company of America (the "Company"), an Arizona stock life insurance company, is a wholly-owned subsidiary of MONY Life Insurance Company of New York ("MONY Life"), formerly The Mutual Life Insurance Company of New York, which converted from a mutual life insurance company to a stock life insurance company (the "Demutualization"). MONY Life is a wholly-owned subsidiary of The MONY Group, Inc. (the "MONY Group").

   The Company's primary business is to provide asset accumulation and life insurance products to business owners, growing families, and pre-retirees. The Company's insurance and financial products are marketed and distributed directly to individuals primarily through MONY Life's career agency sales force. These products are sold throughout the United States (except New York) and Puerto Rico.

2. Summary of Significant Accounting Policies:

  Basis of Presentation

   The accompanying financial statements have been prepared in conformity with generally accepted accounting principles ("GAAP"). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ significantly from those estimates. The most significant estimates made in conjunction with the preparation of the Company's financial statements include those used in determining (i) deferred policy acquisition costs, (ii) the liability for future policy benefits, and (iii) valuation allowances for mortgage loans and real estate to be disposed of, and impairment writedowns for real estate held for investment.

  Valuation of Investments and Realized Gains and Losses

   All of the Company's fixed maturity securities are classified as available-for-sale and are reported at estimated fair value. Unrealized gains and losses on fixed maturity securities are reported as a separate component of other comprehensive income, net of deferred income taxes and an adjustment for the effect on deferred policy acquisition costs that would have occurred if such gains and losses had been realized. The cost of fixed maturity securities is adjusted for impairments in value deemed to be other than temporary. These adjustments are reflected as realized losses on investments. Realized gains and losses on sales of investments are determined on the basis of specific identification.

   Mortgage loans on real estate are stated at their unpaid principal balances, net of valuation allowances. Valuation allowances are established for the excess of the carrying value of a mortgage loan over its estimated fair value when the loan is considered to be impaired. Mortgage loans are considered to be impaired when, based on current information and events, it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement. Estimated fair value is based on either the present value of expected future cash flows discounted at the loan's original effective interest rate, or the loan's observable market price (if considered to be a practical expedient), or the fair value of the collateral if the loan is collateral dependent and if foreclosure of the loan is considered probable. The provision for loss is reported as a realized loss on investment. Loans in foreclosure and loans considered to be impaired, other than restructured loans, are placed on non-accrual status. Interest received on non-accrual status mortgage loans is included in investment income in the period received. Interest income on restructured mortgage loans is accrued at the restructured loans' interest rate.

   Real estate held for investment, as well as related improvements, is generally stated at cost less depreciation. Depreciation is determined using the straight-line method over the estimated useful life of the asset (which may range from 5 to 40 years). Cost is adjusted for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. In performing the review for recoverability, management estimates the future cash flows expected from real estate investments, including the proceeds on disposition. If the sum of the expected undiscounted future cash flows is less than the

                    MONY LIFE INSURANCE COMPANY OF AMERICA
carrying amount of the real estate, an impairment loss is recognized. Impairment losses are based on the estimated fair value of the real estate, which is generally computed using the present value of expected future cash flows from the real estate discounted at a rate commensurate with the underlying risks. Real estate acquired in satisfaction of debt is recorded at estimated fair value at the date of foreclosure. Real estate that management intends to sell is classified as "to be disposed of". Real estate to be disposed of is reported at the lower of its current carrying value or estimated fair value less estimated sales costs. Changes in reported values relating to real estate to be disposed of and impairments of real estate held for investment are reported as realized gains or losses on investments.

   Policy loans are carried at their unpaid principal balances.

   Cash and cash equivalents include cash on hand, amounts due from banks and highly liquid debt instruments with an original maturity of three months or less.

  Recognition of Insurance Revenue and Related Benefits

   Premiums from universal life and investment-type contracts are reported as deposits to policyholders' account balances. Revenue from these types of products consists of amounts assessed during the period against policyholders' account balances for policy administration charges, cost of insurance and surrender charges and mortality and expense charges on variable contracts. Policy benefits charged to expense include benefit claims incurred in the period in excess of the related policyholders' account balance.

   Premiums from non-participating term life and annuity policies with life contingencies are recognized as premium income when due. Benefits and expenses are matched with such income so as to result in the recognition of profits over the life of the contracts. This match is accomplished by means of the provision for liabilities for future policy benefits and the deferral and subsequent amortization of policy acquisition costs.

  Deferred Policy Acquisition Costs ("DAC")

   The costs of acquiring new business, principally commissions, underwriting, agency, and policy issue expenses, all of which vary with and are primarily related to the production of new business, are deferred.

   For universal life products and investment-type products, DAC is amortized over the expected life of the contracts (ranging from 15 to 30 years) as a constant percentage based on the present value of estimated gross profits expected to be realized over the life of the contracts using the initial locked-in discount rate. The discount rate for all products is 8%. Estimated gross profits arise principally from investment results, mortality and expense margins and surrender charges.

   For non-participating term policies, DAC is amortized over the expected life of the contracts (ranging from 10 to 20 years) in proportion to premium revenue recognized.

   DAC is subject to recoverability testing at the time of policy issuance and loss recognition testing at the end of each accounting period. The effect on the amortization of DAC of revisions in estimated experience is reflected in earnings in the period such estimates are revised. In addition, the effect on the DAC asset that would result from the realization of unrealized gains (losses) is recognized through an offset to Other Comprehensive Income as of the balance sheet date.

  Policyholders' Account Balances and Future Policy Benefits

   Policyholders' account balances for universal life and investment-type contracts represent an accumulation of gross premium payments plus credited interest less expense and mortality charges and withdrawals. The weighted average interest crediting rate for universal life products was approximately 5.9%, 6.1% and 5.9% for the years ended December 31, 2000, 1999 and 1998,

                    MONY LIFE INSURANCE COMPANY OF AMERICA
respectively. The weighted average interest crediting rate for investment-type products was approximately 5.2%, 5.4% and 5.5% for each of the years ended December 31, 2000, 1999 and 1998, respectively.

   GAAP reserves for non-participating term life policies are calculated using a net level premium method on the basis of actuarial assumptions equal to expected investment yields, mortality, terminations, and expenses applicable at the time the insurance contracts are made, including a provision for the risk of adverse deviation.

  Federal Income Taxes

   The Company files a consolidated federal income tax return with its parent, MONY Life, along with MONY Life's other life and non-life subsidiaries. Deferred income tax assets and liabilities are recognized based on the difference between financial statement carrying amounts and income tax bases of assets and liabilities using enacted income tax rates and laws.

   The method of allocation between the companies is subject to written agreement, approved by the Board of Directors. The allocation of federal income taxes will be based upon separate return calculations with current credit for losses and other federal income tax credits provided to the life insurance members of the affiliated group. Intercompany balances are settled annually in the fourth quarter of the year in which the return is filed.

  Reinsurance

   The Company has reinsured certain of its life insurance and annuity business with life contingencies with other insurance companies under various agreements. Amounts due from reinsurers are estimated based on assumptions consistent with those used in establishing the liabilities related to the underlying reinsured contracts. Policy and contract liabilities are reported gross of reserve credits. Gains on reinsurance are deferred and amortized into income over the remaining life of the underlying reinsured contracts.

   In determining whether a reinsurance contract qualifies for reinsurance accounting, SFAS No. 113 "Accounting and Reporting for Reinsurance of Short-Duration and Long-Duration Contracts" requires that there be a "reasonable possibility" that the reinsurer may realize a "significant loss" from assuming insurance risk under the contract. In making this assessment, the Company projects the results of the policies reinsured under the contract under various scenarios and assesses the probability of such results actually occurring. The projected results represent the present value of all the cash flows under the reinsurance contract. The Company generally defines a "reasonable possibility" as having a probability of at least 10%. In assessing whether the projected results of the reinsured business constitute a "significant loss", the Company considers: (i) the ratio of the aggregate projected loss, discounted at an appropriate rate of interest (the "aggregate projected loss"), to an estimate of the reinsurer's investment in the contract, as hereafter defined, and (ii) the ratio of the aggregate projected loss to an estimate of the total premiums to be received by the reinsurer under the contract discounted at an appropriate rate of interest.

   The reinsurer's investment in a reinsurance contract consists of amounts paid to the ceding company at the inception of the contract (e.g. expense allowances and the excess of liabilities assumed by the reinsurer over the assets transferred to the reinsurer under the contract) plus the amount of capital required to support such business consistent with prudent business practices, regulatory requirements, and the reinsurer's credit rating. The Company estimates the capital required to support such business based on what it considers to be an appropriate level of risk-based capital in light of regulatory requirements and prudent business practices.

  Separate Accounts

   Separate accounts are established in conformity with insurance laws and are generally not chargeable with liabilities that arise from any other business of the Company. Separate account assets are subject to general account claims only to the extent that the

                    MONY LIFE INSURANCE COMPANY OF AMERICA
value of such assets exceeds the separate account liabilities. Investments held in separate accounts and liabilities of the separate accounts are reported separately as assets and liabilities. Substantially all separate account assets are reported at estimated fair value. Investment income and gains or losses on the investments of separate accounts accrue directly to contractholders and, accordingly, are not reflected in the Company's statements of income and cash flows. Fees charged to the separate accounts by the Company (including mortality charges, policy administration fees and surrender charges) are reflected in the Company's revenues.

  Statements of Cash Flows -- Non-cash Transactions

   For the years ended December 31, 2000, 1999 and 1998, respectively, real estate of $0.0 million, $0.0 million and $0.5 million was acquired in satisfaction of debt. At December 31, 2000 and 1999, the Company owned real estate acquired in satisfaction of debt of $5.4 million and $6.9 million, respectively.

  New Accounting Pronouncements

   In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS 133 requires all derivatives to be recognized in the statement of financial position as either assets or liabilities and measured at fair value. The corresponding derivative gains and losses should be reported based on the hedge relationship that exists, if there is one. Changes in the fair value of derivatives that are not designated as hedges or that do not meet the hedge accounting criteria in SFAS 133, are required to be reported in earnings. SFAS 133, as amended by SFAS 137, is effective for all fiscal quarters of the fiscal years beginning after June 15, 2000. SFAS 137 delayed the effective date of SFAS 133 by one year. Adoption of SFAS 133 is not expected to have a material effect on the Company's financial condition or results of operations.

3. Related Party Transactions:

   MONY Life has a guarantee outstanding to one state that the statutory surplus of the Company will be maintained at amounts at least equal to the minimum surplus for admission to that states.

   At December 31, 2000 and 1999, approximately 13% and 11% of the Company's investments in mortgages were held through joint participation with MONY Life, respectively. In addition, 100% of the Company's real estate and joint venture investments were held through joint participation with MONY Life at December 31, 2000 and 1999.

   The Company and MONY Life are parties to an agreement whereby MONY Life agrees to reimburse the Company to the extent that the Company's recognized loss as a result of mortgage loan default or foreclosure or subsequent sale of the underlying collateral exceeds 75% of the appraised value of the loan at origination for each such mortgage loan. Pursuant to the agreement, the Company received payments from MONY Life of $0.0 million, 0.0 million and $0.1 million for the years ending December 31, 2000, 1999 and 1998.

   The Company has a service agreement with MONY Life whereby MONY Life provides personnel services, facilities, supplies and equipment to the Company to conduct its business. The associated costs related to the service agreement are allocated to the Company based on methods that management believes are reasonable, including a review of the nature of such costs and time studies analyzing the amount of employee compensation costs incurred by the Company. For the years ended December 31, 2000, 1999 and 1998, the Company incurred expenses of $55.9 million, 51.0 million and $59.8 million as a result of such allocations. At December 31, 2000 and 1999 the Company had a payable to MONY Life in connection with this service agreement of $10.7 million and 10.3 million, respectively, which is reflected in Accounts Payable and Other Liabilities.

   The Company has an investment advisory agreement with MONY Life whereby MONY Life provides investment advisory services with respect to the investment and management of the Company's investment portfolio. The amount of expenses incurred by the Company related to this agreement was $0.8 million, 0.8 million and $0.9 million for 2000, 1999 and 1998, respectively. In addition, the Company recorded an intercompany payable of $74,062 and $66,816 at December 31, 2000 and 1999, respectively, related to this agreement which is included in Accounts Payable and Other Liabilities in the balance sheet.

                    MONY LIFE INSURANCE COMPANY OF AMERICA

   In addition to the agreements discussed above, the Company has various other service and investment advisory agreements with MONY Life and affiliates of the Company. The amount of expenses incurred by the Company related to these agreements was $3.6 million, 4.0 million and $2.0 million for 2000, 1999 and 1998, respectively. In addition, the Company recorded an intercompany (receivable)/payable of $0.5 million and 0.2 million at December 31, 2000 and 1999, respectively, related to these agreements.

   The Company has purchased bonds issued by the New York City Industrial Development Agency for the benefit of MONY Life for its consolidation of site locations to New York City in 1997, and subsequent spending on tenant improvements, and furniture, fixtures, and equipment related to the New York City site. Debt service under the bonds is funded by lease payments by MONY Life to the bond trustee for the benefit of the bondholder (the Company). The bonds are held by the Company and are listed as affiliated bonds. The carrying value of these bonds is $1.5 million and $10.9 as of December 31, 2000, and December 31, 1999, respectively. The bond outstanding as of December 31, 2000 matures on December 31, 2013, and has an interest rate of 7.16%. The Company earned $0.1 million, $1.2 million, and $1.1 million of interest on these bonds for the years ended December 31, 2000, 1999, and 1998 respectively.

   The Company entered into a modified coinsurance agreement with U.S. Financial Life Insurance Company ("USFL"), an affiliate, effective January 1, 1999, whereby the Company agrees to reinsure 90% of all level term life insurance policies written by USFL after January 1, 1999. Effective January 1, 2000, this agreement was amended to reinsure 90% of all term life and universal life insurance policies written by USFL, after January 1, 2000. Under the agreement, the Company will share in all premiums and benefits for such policies based on the 90% quota share percentage, after consideration of existing reinsurance agreements previously in force on this business. In addition, the Company will reimburse USFL for its quota share of expense allowances, as defined in the agreement. At December 31, 2000 and 1999, the Company recorded a payable of $6.2 million and $7.8 million, respectively to USFL in connection with this agreement which is included in Accounts Payable and Other Liabilities in the balance sheet.

   The Company recorded capital contributions from MONY Life of $50.0 million, $10.0 million, and $12.5 million for the years ended December 31, 2000, 1999, and 1998, respectively.

   On March 5, 1999, the Company borrowed $50.5 million from MONY Benefits Management Corp. ("MBMC"), an affiliate, in exchange for a note payable in the same amount. The note bears interest at 6.75% per annum and matures on March 5, 2014. Principal and interest are payable quarterly to MBMC. The carrying value of the note as of December 31, 2000 is $46.9 million.

4. Deferred Policy Acquisition Costs:

   Policy acquisition costs deferred and amortized in 2000, 1999 and 1998 are as follows:

                                                           2000    1999    1998
                                                          ------  ------  ------
                                                              ($ in millions)
Balance, beginning of year............................... $406.4  $318.6  $281.6
Cost deferred during the year............................  139.8    96.8    75.0
Amortized to expense during the year.....................  (48.8)  (43.5)  (35.5)
Effect on DAC from unrealized gains (losses) (see Note 2)  (13.9)   34.5    (2.5)
                                                          ------  ------  ------
Balance, end of year..................................... $483.5  $406.4  $318.6
                                                          ======  ======  ======

                    MONY LIFE INSURANCE COMPANY OF AMERICA

5. Federal Income Taxes:

   The Company files a consolidated federal income tax return with MONY Life and MONY Life's other subsidiaries. Federal income taxes have been calculated in accordance with the provisions of the Internal Revenue Code of 1986, as amended. A summary of the Federal income tax expense (benefit) is presented below:

                                       2000   1999   1998
                                      ------  -----  -----
                                         ($ in millions)
Federal income tax expense (benefit):
 Current............................. $(17.6) $(3.4) $ 8.8
 Deferred............................   25.6   13.9   (1.1)
                                      ------  -----  -----
   Total............................. $  8.0  $10.5  $ 7.7
                                      ======  =====  =====

   Federal income taxes reported in the statements of income may be different from the amounts determined by multiplying the earnings before federal income taxes by the statutory federal income tax rate of 35%. The sources of the difference and the tax effects of each are as follows:

                             2000   1999   1998
                             -----  -----  -----
                               ($ in millions)
Tax at statutory rate....... $ 9.6  $10.5  $ 7.7
Dividends received deduction  (1.7)  (1.1)  (1.1)
Other.......................   0.1    1.1    1.1
                             -----  -----  -----
Provision for income taxes.. $ 8.0  $10.5  $ 7.7
                             =====  =====  =====

   The Company's federal income tax returns for years through 1993 have been examined by the Internal Revenue Service ("IRS"). No material adjustments were proposed by the IRS as a result of these examinations. In the opinion of management, adequate provision has been made for any additional taxes, which may become due with respect to open years.

   The components of deferred tax liabilities and assets at December 31, 2000 and 1999 are as follows:

                                               2000    1999
                                              ------  ------
                                              ($ in millions)
Deferred policy acquisition costs............ $138.8  $117.0
Fixed maturities.............................    0.0     0.0
Other, net...................................   (2.2)    7.8
                                              ------  ------
 Total deferred tax liabilities.............. $136.6  $124.8
                                              ------  ------
Policyholder and separate account liabilities   86.8    96.5
Real estate and mortgages....................    0.9     0.7
Fixed maturities.............................    0.6     8.2
                                              ------  ------
 Total deferred tax assets...................   88.3   105.4
                                              ------  ------
 Net deferred tax asset/(liability).......... $(48.3) $(19.4)
                                              ======  ======

   The Company is required to establish a valuation allowance for any portion of the deferred tax asset that management believes will not be realized. In the opinion of management, it is more likely than not that it will realize the benefit of the deferred tax assets and, therefore, no such valuation allowance has been established.

                    MONY LIFE INSURANCE COMPANY OF AMERICA

6. Investment Income, Realized and Unrealized Investment Gains (Losses), and Other Comprehensive Income:

   Net investment income for the years ended December 31, 2000, 1999 and 1998 was derived from the following sources:

                                                          2000  1999  1998
                                                          ----- ----- -----
                                                           ($ in millions)
    Net Investment Income
    Fixed maturities..................................... $75.0 $77.0 $77.2
    Mortgage loans.......................................  11.2  11.6  11.0
    Real estate..........................................   0.4   0.5   0.5
    Policy loans.........................................   4.5   3.8   3.6
    Other investments (including cash & cash equivalents)   5.9   6.6   5.3
                                                          ----- ----- -----
    Total investment income..............................  97.0  99.5  97.6
    Investment expenses..................................   4.3   4.8   3.0
                                                          ----- ----- -----
    Net investment income................................ $92.7 $94.7 $94.6
                                                          ===== ===== =====

   Net realized gains (losses) on investments for the years ended December 31, 2000, 1999 and 1998 are summarized as follows:

                                                    2000   1999   1998
                                                    -----  -----  ----
                                                     ($ in millions)
         Net Realized Gains (Losses) on Investments
         Fixed maturities.......................... $(5.3) $(0.2) $2.6
         Mortgage loans............................   0.1   (0.3)  1.4
         Real estate...............................   0.1   (0.5)  2.5
         Other invested assets.....................   0.0    0.7   0.6
                                                    -----  -----  ----
         Net realized gains/(losses) on investments $(5.1) $(0.3)  7.1
                                                    =====  =====  ====

   The net change in unrealized investment gains (losses) represents the only component of other comprehensive income for the years ended December 31, 2000, 1999 and 1998. Following is a summary of the change in unrealized investment gains (losses) net of related deferred income taxes and adjustment for deferred policy acquisition costs (see Note 2), which are reflected in Accumulated Other Comprehensive Income for the periods presented:

                                                                     2000    1999   1998
                                                                    ------  ------  -----
                                                                       ($ in millions)
Change in unrealized gains (losses) on investments, net
Fixed maturities................................................... $ 23.4  $(58.0) $ 4.8
Other..............................................................    0.0     0.0   (0.6)
                                                                    ------  ------  -----
Subtotal...........................................................   23.4   (58.0)   4.2
Effect on unrealized gains (losses) on investments attributable to:
 DAC...............................................................  (13.9)   34.5   (2.5)
 Deferred federal income taxes.....................................   (3.2)    8.2   (0.6)
                                                                    ------  ------  -----
Change in unrealized gains (losses) on investments, net............ $  6.3  $(15.3) $ 1.1
                                                                    ======  ======  =====

                    MONY LIFE INSURANCE COMPANY OF AMERICA

   The following table sets forth the reclassification adjustments required for the years ended December 31, 2000, 1999 and 1998 to avoid double-counting in comprehensive income items that are included as part of net income for a period that also had been part of other comprehensive income in earlier periods:

                                                                              2000  1999   1998
                                                                              ---- ------  -----
                                                                                ($ in millions)
Reclassification Adjustments
Unrealized gains (losses) on investments arising during period............... $4.8 $(15.4) $ 1.9
Reclassification adjustment for gains included in net income.................  1.5    0.1   (0.8)
                                                                              ---- ------  -----
Unrealized gains (losses) on investments, net of reclassification adjustments $6.3 $(15.3) $ 1.1
                                                                              ==== ======  =====

   Unrealized gains (losses) on investments arising during the period reported in the above table for the years ended December 31, 2000, 1999 and 1998 are net of income tax expense (benefit) of $4.1 million, (8.2) million and $0.1 million, respectively, and $(17.0) million, 34.3 million and $(0.5) million, respectively, relating to the effect of such unrealized gains (losses) on DAC.

   Reclassification adjustments reported in the above table for the years ended December 31, 2000, 1999 and 1998 are net of income tax expense (benefit) of $(0.8) million, 0.0 million and $0.5 million, respectively, and $3.2 million, $0.2 million and $(2.0) million, respectively, relating to the effect of such amounts on DAC.

7. Investments:

  Fixed Maturity Securities Available-for-Sale:

   The amortized cost, gross unrealized gains and losses, and estimated fair value of fixed maturity securities available-for-sale as of December 31, 2000 and December 31, 1999 are as follows:

                                                              Gross       Gross
                                              Amortized     Unrealized Unrealized      Estimated
                                                Cost          Gains      Losses       Fair Value
                                          ----------------- ---------- ----------- -----------------
                                            2000     1999   2000  1999 2000  1999    2000     1999
                                          -------- -------- ----- ---- ----- ----- -------- --------
                                                               ($ in millions)
US Treasury securities and obligations of
  US Government agencies................. $   32.0 $   26.6 $ 1.4 $0.0 $ 0.1 $ 1.1 $   33.3 $   25.5
Collateralized mortgage obligations:
 Government agency-backed................     58.8     82.4   0.6  0.3   0.1   0.4     59.3     82.3
 Non-agency backed.......................     33.1     34.4   0.8  0.6   0.0   0.3     33.9     34.7
Other asset-backed securities:
 Government agency-backed................      0.0      0.1   0.0  0.0   0.0   0.0      0.0      0.1
 Non-agency backed.......................     93.5    104.6   1.2  0.2   0.4   4.4     94.3    100.4
Utilities................................     74.8    113.2   0.9  0.2   0.9   3.4     74.8    110.0
Corporate bonds..........................    725.6    704.2  10.0  2.7  18.0  22.0    717.6    684.9
Affiliates...............................      1.5     11.3   0.0  0.0   0.0   0.4      1.5     10.9
                                          -------- -------- ----- ---- ----- ----- -------- --------
   Total................................. $1,019.3 $1,076.8 $14.9 $4.0 $19.5 $32.0 $1,014.7 $1,048.8
                                          ======== ======== ===== ==== ===== ===== ======== ========

   The carrying value of the Company's fixed maturity securities at December 31, 2000 and 1999 is net of adjustments for impairments in value deemed to be other than temporary of $3.1 million and 0.5 million, respectively.

   At December 31, 2000 and 1999, there were no fixed maturity securities which were non-income producing for the twelve months preceding such dates.

   The Company classifies fixed maturity securities which, (i) are in default as to principal or interest payments, (ii) are to be restructured pursuant to commenced negotiations, (iii) went into bankruptcy subsequent to acquisition or
(iv) are deemed to have

                    MONY LIFE INSURANCE COMPANY OF AMERICA
other than temporary impairments to value, as "problem fixed maturity securities." At December 31, 2000 and 1999, the carrying value of problem fixed maturities held by the Company was $12.5 million and $4.8 million, respectively. The Company defines potential problem securities in the fixed maturity category as securities of companies that are deemed to be experiencing significant operating problems or difficult industry conditions. At December 31, 2000 and 1999, the carrying value of potential problem fixed maturities held by the Company was $6.2 million and $6.4 million, respective. In addition, at December 31, 2000 and 1999, the Company held no fixed maturity securities which have been restructured.

   The amortized cost and estimated fair value of fixed maturity securities, by contractual maturity dates, (excluding scheduled sinking funds) as of December 31, 2000 are as follows:

                                                               2000
                                                       --------------------
                                                       Amortized Estimated
                                                         Cost    Fair Value
                                                       --------- ----------
                                                         ($ in millions)
     Due in one year or less.......................... $   46.6   $   46.8
     Due after one year through five years............    263.4      263.2
     Due after five years through ten years...........    414.0      406.1
     Due after ten years..............................     79.2       79.0
                                                       --------   --------
      Subtotal........................................    803.2      795.1
     Mortgage-backed and other asset-backed securities    216.1      219.6
                                                       --------   --------
      Total........................................... $1,019.3   $1,014.7
                                                       ========   ========

   Fixed maturity securities that are not due at a single maturity date have been included in the preceding table in the year of final maturity. Actual maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

   Proceeds from sales of fixed maturity securities during 2000, 1999 and 1998 were $40.9 million, 80.1 million and $45.1 million, respectively. Gross gains of $0.5 million, 0.2 million and $0.7 million and gross losses of $2.1 million,
2.0 million and $0.1 million were realized on these sales, respectively.

8. Mortgage Loans On Real Estate and Real Estate

   Mortgage loans on real estate at December 31, 2000 and 1999 consist of the following:

                                             2000    1999
                                            ------  ------
                                            ($ in millions)
Commercial mortgage loans.................. $ 49.7  $ 53.9
Agricultural and other loans...............   67.8   113.4
                                            ------  ------
Total loans................................  117.5   167.3
Less: valuation allowances.................   (1.4)   (2.3)
                                            ------  ------
Mortgage loans, net of valuation allowances $116.1  $165.0
                                            ======  ======

   An analysis of the valuation allowances for 2000, 1999 and 1998 is as follows:

                                                2000   1999 1998
                                                -----  ---- -----
                                                 ($ in millions)
Balance, beginning of year..................... $ 2.3  $1.9 $ 2.5
Increase (decrease) in allowance...............  (0.3)  0.4  (0.4)
Reduction due to pay downs, pay offs, and sales  (0.6)  0.0   0.0
Transfers to real estate.......................   0.0   0.0  (0.2)
                                                -----  ---- -----
Balance, end of year........................... $ 1.4  $2.3 $ 1.9
                                                =====  ==== =====

                    MONY LIFE INSURANCE COMPANY OF AMERICA

   Impaired mortgage loans along with related valuation allowances were as follows:

                                                                      2000     1999
                                                                     -----    -----
                                                                     ($ in millions)
Investment in impaired mortgage loans (before valuation allowances):
Loans that have valuation allowances................................ $ 9.3    $ 9.6
Loans that do not have valuation allowances.........................   4.0      4.3
                                                                     -----    -----
 Subtotal...........................................................  13.3     13.9
Valuation allowances................................................  (0.2)    (0.5)
                                                                     -----    -----
 Impaired mortgage loans, net of valuation allowances............... $13.1    $13.4
                                                                     =====    =====

   Impaired mortgage loans that do not have valuation allowances are loans where the net present value of the expected future cash flows related to the loan or the fair value of the collateral equals or exceeds the recorded investment in the loan. Such loans primarily consist of restructured loans or loans on which impairment writedowns were taken prior to the adoption of SFAS No. 114, "Accounting by Creditors for Impairment of a Loan".

   During 2000 and 1999, the average recorded investment in impaired mortgage loans was approximately $13.2 million and $14.1 million, respectively. During 2000, 1999 and 1998, the Company recognized $0.7 million, $1.0 million and $1.1 million, respectively, of interest income on impaired loans.

   At December 31, 2000 and 1999, there were no mortgage loans which were non-income producing for the twelve months preceding such dates.

   At December 31, 2000 and 1999, the Company had restructured mortgage loans of $9.1 million and $11.9 million, respectively. Interest income of $0.7 million, 1.0 million and $1.0 million was recognized on restructured mortgage loans in 2000, 1999 and 1998, respectively. Gross interest income on these loans that would have been recorded in accordance with the original terms of such loans amounted to approximately $0.9 million in 2000, and $1.2 million for both 1999 and 1998.

   The carrying value of real estate is $5.4 million and $6.9 million as of December 31, 2000 and 1999, respectively. Real estate is categorized are either real estate to be disposed of or real estate held for investment.

   The carrying value of real estate to be disposed of as of December 31, 2000 was $2.3 million, net of $0.0 million relating to impairments taken upon foreclosure of mortgage loans and $1.2 million of accumulated depreciation.

   The carrying value of real estate to be disposed of as of December 31, 1999 was $1.6 million, net of $0.5 million relating to impairments taken upon foreclosure of mortgage loans and $0.2 million of accumulated depreciation.

   The carrying value of real estate held for investment as of December 31, 2000 was $3.1 million, net of $0.7 million relating to impairments taken upon foreclosure of mortgage loans and $1.0 million of accumulated depreciation. The carrying value of real estate held for investment as of December 31, 1999 was $5.3 million, net of $0.7 million relating to impairments taken upon foreclosure of mortgage loans and $1.9 million of accumulated depreciation.

   At December 31, 2000 and 1999, there was no real estate which was non-income producing for the twelve months preceding such dates.

   The carrying value of impaired real estate as of December 31, 2000 and 1999 was $3.1 million and $4.4 million, respectively. The depreciated cost of such real estate as of December 31, 2000 and 1999 was $5.1 million and $5.8 million before impairment writedowns of $1.0 million and $1.4 million, respectively. The aforementioned impairments occurred primarily as a result of low occupancy levels and other market related factors. There were no losses recorded during 2000, 1999 and 1998 related to impaired real estate.

                    MONY LIFE INSURANCE COMPANY OF AMERICA

9. Estimated Fair Value of Financial Instruments:

   The estimated fair values of the Company's financial instruments approximate their carrying amounts. The methods and assumptions utilized in estimating the fair values of the Company's financial instruments are summarized as follows:

  Fixed Maturities

   The estimated fair values of fixed maturity securities are based upon quoted market prices, where available. The fair values of fixed maturity securities not actively traded and other non-publicly traded securities are estimated using values obtained from independent pricing services or, in the case of private placements, by discounting expected future cash flows using a current market interest rate commensurate with the credit quality and term of the investments.

  Mortgage Loans

   The fair values of mortgage loans are estimated by discounting expected future cash flows, using current interest rates for similar loans to borrowers with similar credit risk. Loans with similar characteristics are aggregated for purposes of the calculations. The fair value of mortgages in process of foreclosure is the estimated fair value of the underlying collateral.

  Policy Loans

   Policy loans are an integral component of insurance contracts and have no maturity dates. Management has determined that it is not practicable to estimate the fair value of policy loans.

  Long-term Debt

   The fair value of long-term debt at December 31, 2000 was $47.9 million and is determined based on contractual cash flows discounted at markets rates.

  Separate Account Assets and Liabilities

   The estimated fair value of assets held in Separate Accounts is based on quoted market prices. The fair value of liabilities related to Separate Accounts is the amount payable on demand, which includes surrender charges.

  Investment-Type Contracts

   The fair values of annuities are based on estimates of the value of payments available upon full surrender. The fair values of the Company's liabilities under guaranteed investment contracts are estimated by discounting expected cash outflows using interest rates currently offered for similar contracts with maturities consistent with those remaining for the contracts being valued.

10. Reinsurance:

   Life insurance business is primarily ceded on a yearly renewable term basis under various reinsurance contracts except for the level term product, which utilizes a coinsurance agreement. The Company's general practice is to retain no more than $4.0 million of risk on any one person for individual products and $6.0 million for last survivor products.

                    MONY LIFE INSURANCE COMPANY OF AMERICA

   The following table summarizes the effect of reinsurance for the years indicated:

                                                            2000   1999   1998
                                                            -----  -----  -----
                                                              ($ in millions)
Direct premiums............................................ $13.2  $ 7.1  $ 2.5
Reinsurance assumed (1)....................................  29.8    4.0    0.0
Reinsurance ceded..........................................  (5.7)  (1.9)  (0.8)
                                                            -----  -----  -----
  Net premiums............................................. $37.3  $ 9.2  $ 1.7
                                                            =====  =====  =====
Universal life and investment type product policy fee
  income ceded............................................. $20.6  $19.7  $17.4
                                                            =====  =====  =====
Policyholders' benefits ceded.............................. $20.7  $18.4  $22.7
                                                            =====  =====  =====
Policyholders' benefits assumed............................ $ 5.5  $ 0.5  $ 0.0
                                                            =====  =====  =====

----------
(1)Increase in 2000 is primarily related to business assumed from affiliate. See note 3.

   The Company is contingently liable with respect to ceded insurance should any reinsurer be unable to meet its obligations under these agreements. To limit the possibility of such losses, the Company evaluates the financial condition of its reinsurers and monitors concentration of credit risk.

   Effective September 1, 1999, the Company recaptured its reinsurance agreements with MONY Life for all in force and new business. The Company simultaneously entered into new reinsurance agreements with third party reinsurers which reinsured the same block of business as that previously reinsured by MONY Life. Under the new reinsurance agreements, the Company increased its retention limits on new business for any one person for individual products from $0.5 million to $4.0 million and on last survivor products from $0.5 million to $6.0 million.

11. Off-Balance Sheet Risk and Concentration of Credit Risk:

  Financial Instruments with Off-Balance Sheet Risk:

   Pursuant to a securities lending agreement with a major financial institution, the Company from time to time lends securities to approved borrowers. At December 31, 2000 and 1999, securities loaned by the Company under this agreement had a carrying value of approximately $48.6 million and $18.0 million, respectively. The minimum collateral on securities loaned is 102% of the market value of the loaned securities. Such securities are marked to market on a daily basis and the collateral is correspondingly increased or decreased.

  Concentration of Credit Risk:

   At December 31, 2000 and 1999, the Company had no single investment or series of investments with a single issuer, (excluding US Treasury securities and obligations of US government agencies) exceeding 2.2% and 1.7% of total cash and invested assets, respectively.

   The Company's fixed maturity securities are diversified by industry type. The industries that comprise 10% or more of the carrying value of the fixed maturity securities at December 31, 2000 are Consumer Goods and Services of $199.4 million (19.7%), Non-Government Asset/Mortgage-Backed of $160.3 million (15.8%), and Energy of $124.0 million (12.2%).

   At December 31, 1999, the industries that comprise 10% or more of the carrying value are Consumer Goods and Services of $173.0 million (16.5%), Energy of $137.9 million (13.2%), Non-Government Asset/Mortgage-Backed of $135.1 million (12.9%), Public Utilities of $110.0 million (10.5%) and Government and Agencies of $107.9 million (10.3%).

                    MONY LIFE INSURANCE COMPANY OF AMERICA

   The Company holds below investment grade fixed maturity securities with a carrying value of $113.3 million at December 31, 2000. These investments consist mostly of privately issued bonds which are monitored by the Company through extensive internal analysis of the financial condition of the issuers and which generally include protective debt covenants. At December 31, 1999, the carrying value of the Company's investments in below investment grade fixed maturity securities amounted to $55.0 million.

   The Company has investments in commercial and agricultural mortgage loans and real estate. The locations of property collateralizing mortgage loans and real estate investment carrying values at December 31, 2000 and 1999 are as follows ($ in millions):

                      2000          1999
                  ------------  ------------
Geographic Region
West............. $ 35.5  29.2% $ 58.9  34.3%
Southeast........   40.9  33.7    45.4  26.4
Mountain.........   23.9  19.6    28.4  16.5
Southwest........    4.8   3.9    14.3   8.3
Midwest..........    8.7   7.2    14.2   8.3
Northeast........    7.8   6.4    10.7   6.2
                  ------ -----  ------ -----
 Total........... $121.6 100.0% $171.9 100.0%
                  ====== =====  ====== =====

   The states with the largest concentrations of mortgage loans and real estate investments at December 31, 2000 are: District of Columbia, $27.9 million (23.0%); California, $17.1 million (14.1%); Washington, $10.7 million (8.8%);
Idaho, $9.6 million (7.9%); New York, $7.8 million (6.4%); Oregon, $7.7 million (6.3%); Arizona, $6.5 million (5.3%); and Missouri, $6.3 million (5.2%).

   As of December 31, 2000 and 1999, the real estate and mortgage loan portfolio by property type were as follows ($ in millions):

                             2000          1999
                         ------------  ------------
Property Type
Agricultural............ $ 67.1  55.3% $112.2  65.3%
Office buildings........   42.0  34.5    46.9  27.3
Hotel...................    5.4   4.4     5.3   3.1
Industrial..............    2.4   2.0     2.3   1.3
Retail..................    1.7   1.4     2.0   1.2
Other...................    1.6   1.3     1.8   1.0
Apartment buildings.....    1.4   1.1     1.4   0.8
                         ------ -----  ------ -----
  Total................. $121.6 100.0% $171.9 100.0%
                         ====== =====  ====== =====

12. Commitments and Contingencies:

   Since late 1995 a number of purported class actions have been commenced in various state and federal courts against the Company alleging that it engaged in deceptive sales practices in connection with the sale of whole and universal life insurance policies from the early 1980s through the mid 1990s. Although the claims asserted in each case are not identical, they seek substantially the same relief under essentially the same theories of recovery (e.g., breach of contract, fraud, negligent misrepresentation, negligent supervision and training, breach of fiduciary duty, unjust enrichment and violation of state insurance and/or deceptive business practice laws). Plaintiffs in these cases seek primarily equitable relief (e.g., reformation, specific performance, mandatory injunctive relief prohibiting MONY from canceling policies for failure to make required premium payments, imposition of a constructive trust and creation of a claims resolution facility to adjudicate any individual issues

                    MONY LIFE INSURANCE COMPANY OF AMERICA
remaining after resolution of all class-wide issues) as opposed to compensatory damages, although they also seek compensatory damages in unspecified amounts and, if they were to succeed at trial, the equitable remedies they seek could result in significant expense to the Company. The Company has denied any wrongdoing and has asserted numerous affirmative defenses.

   On June 7, 1996, the New York State Supreme Court certified one of those cases, Goshen v. The Mutual Life Insurance Company of New York and MONY Life Insurance Company of America (now known as DeFilippo, et al v. The Mutual Life Insurance Company of New York and MONY Life Insurance Company), the first of the class actions filed, as a nationwide class consisting of all persons or entities who have, or at the time of the policy's termination had, an ownership interest in a whole or universal life insurance policy issued by the Company that was allegedly sold on a "vanishing premium" basis during the period January 1, 1982 to December 31, 1995. On March 27, 1997, the Company filed a motion to dismiss or, alternatively, for summary judgment on all counts of the complaint. All of the other putative class actions have been consolidated and transferred by the Judicial Panel on Multidistrict Litigation to the United States District Court for the District of Massachusetts and/or are being held in abeyance pending the outcome of the Goshen case.

   On October 21, 1997, the New York State Supreme Court granted the Company's motion for summary judgement and dismissed all claims filed in the Goshen case against the Company. On December 20, 1999, the New York State Court of Appeals affirmed the dismissal of all but one of the claims in the Goshen case (a claim under New York's General Business Law), which has been remanded back to the New York State Supreme Court for further proceedings consistent with the opinion. The New York State Supreme Court has subsequently reaffirmed that, for purposes of the remaining New York General Business Law claim, the class is now limited to New York purchasers only, and has further held that the New York General Business Law claims of all class members whose claims accrued prior to November 29, 1992 are barred by the applicable statute of limitations. The Company intends vigorously to defend that litigation. There can be no assurance that the present or future litigation relating to sales practices will not have a material adverse effect on the Company.

   In addition to the matters discussed above, the Company is involved in various other legal actions and proceedings (some of which involved demands for unspecified damages) in connection with its business. In the opinion of management, any additional liabilities for resolution of contingent liabilities, income taxes and other matters beyond that recorded in the financial statements as of December 31, 2000 will not have a material adverse effect on the Company's financial position or results of operations.

   Insurance companies are subject to assessments up to statutory limits, by state guaranty funds for losses of policyholders of insolvent insurance companies. In the opinion of management, such assessments will not have a material adverse effect on the financial position and the results of operations of the Company.

   At December 31, 2000, the Company had commitments to issue $4.8 million of fixed rate agricultural loans with periodic interest rate reset dates. The initial interest rates on such loans range from approximately 7.535% to 8.20%. There were no outstanding commitments for private fixed maturity securities or commercial mortgages as of December 31, 2000.

13. Statutory Financial Information and Regulatory Risk-Based Capital:

   Statutory net income (loss) reported by the Company for the years ended December 31, 2000, 1999 and 1998 was $(35.9) million, $(18.2) million and $11.1 million, respectively. The combined statutory surplus of the Company as of December 31, 2000 and 1999 was $152.6 million and $140.2 million, respectively.

   In March 2000, the National Association of Insurance Commissioners ("NAIC") adopted Codification. Codification represents a new statutory accounting framework that has resulted in substantive changes to the 2001 NAIC Accounting Practices and Procedures Manual. This new framework must be applied in preparing statutory basis financial statements for all periods subsequent to December 31, 2000. In addition, the use of permitted practices is still allowed, however, any accounting differences from codified accounting principles must be disclosed and quantified in the footnotes to audited statutory financial statements and in the Annual Reports filed by insurance companies with the various state insurance departments.

                    MONY LIFE INSURANCE COMPANY OF AMERICA

   In April 2000, MONY Life's state of domicile, Arizona, adopted codification in its entirety.

   Management has determined that the effect of applying codified accounting principles will not be material to the statutory net income and surplus of MLOA.

   Each insurance company's state of domicile imposes minimum risk-based capital requirements. The formulas for determining the amount of risk-based capital specify various weighting factors that are applied to financial balances or various levels of activity based on the perceived degree of risk. Regulatory compliance is determined by a ratio of the Company's regulatory total adjusted capital, as defined by the NAIC, to its authorized control level risk-based capital, as defined by the NAIC. Companies below specific trigger points or ratios are classified within certain levels, each of which requires specified corrective action. The Company exceeded the minimum risk-based capital requirements.

   As part of their routine regulatory oversight, the Arizona State Insurance Department is currently conducting its examination of the Company for each of the three years in the period ended December 31, 1999.

                                  Appendix A

                         DEATH BENEFIT PERCENTAGE FOR
                  GUIDELINE PREMIUM/CASH VALUE CORRIDOR TEST

Attained Age                  Applicable Percentage
------------                  ---------------------
40 and Under.................          250%
41...........................          243
42...........................          236
43...........................          229
44...........................          222
45...........................          215
46...........................          209
47...........................          203
48...........................          197
49...........................          191
50...........................          185
51...........................          178
52...........................          171
53...........................          164
54...........................          157
55...........................          150
56...........................          146
57...........................          142
58...........................          138
59...........................          134
60...........................          130
61...........................          128
62...........................          126
63...........................          124
64...........................          122
65...........................          120
66...........................          119
67...........................          118
68...........................          117
69...........................          116
70...........................          115
71...........................          113
72...........................          111
73...........................          109
74...........................          107
75-90........................          105
91...........................          104
92...........................          103
93...........................          102
94-100.......................          101

                                  Appendix B

                  MONTHLY PER $1,000 SPECIFIED AMOUNT FACTORS

          For Specified Amounts       For Specified Amounts
           less than $500,000   greater than or equal to $500,000
          --------------------- ---------------------------------
Issue Age   Factor Per $1,000           Factor Per $1,000
--------- --------------------- ---------------------------------
  0-17...         $0.07                       $0.07
  18-36..          0.08                        0.08
  37.....          0.09                        0.09
  38.....          0.09                        0.09
  39.....          0.10                        0.09
  40.....          0.10                        0.09
  41.....          0.10                        0.09
  42.....          0.11                        0.10
  43.....          0.11                        0.10
  44.....          0.12                        0.10
  45.....          0.12                        0.10
  46.....          0.12                        0.10
  47.....          0.13                        0.11
  48.....          0.13                        0.11
  49.....          0.14                        0.12
  50.....          0.14                        0.12
  51.....          0.14                        0.12
  52.....          0.15                        0.13
  53.....          0.15                        0.13
  54.....          0.16                        0.13
  55.....          0.16                        0.13
  56.....          0.16                        0.13
  57.....          0.17                        0.14
  58.....          0.17                        0.14
  59.....          0.18                        0.15
  60.....          0.18                        0.15
  61.....          0.18                        0.15
  62.....          0.19                        0.16
  63.....          0.19                        0.16
  64.....          0.20                        0.17
  65.....          0.20                        0.17
  66.....          0.20                        0.17
  67.....          0.21                        0.18
  68.....          0.21                        0.18
  69.....          0.22                        0.19
  70.....          0.22                        0.19
  71.....          0.22                        0.19
  72.....          0.23                        0.20
  73.....          0.23                        0.20
  74.....          0.24                        0.21
  75.....          0.24                        0.21
  76.....          0.24                        0.21
  77.....          0.25                        0.22
  78.....          0.25                        0.22
  79.....          0.26                        0.23
  80.....          0.26                        0.23
  81.....          0.26                        0.23
  82.....          0.27                        0.24
  83.....          0.27                        0.24
  84.....          0.28                        0.25
  85.....          0.28                        0.25

                                  Appendix C

                        GUARANTEED DEATH BENEFIT RIDER
                Monthly Guarantee Premium for Guaranteed Death
              Benefit Rider with Ten Year/Age 70 Guarantee Period

                                                                 Monthly Guarantee
                                                                      Premium
                                                                 -----------------
Specified Amount = $200,000
Male age 45 Preferred Nonsmoker Death Benefit Option 1..........      $220.50
Female age 45 Preferred Nonsmoker Death Benefit Option 1........      $164.67
Male age 45 Preferred Nonsmoker Death Benefit Option 2..........      $220.50
Female age 45 Preferred Nonsmoker Death Benefit Option 2........      $164.67

                                  Appendix D

               ILLUSTRATIONS OF DEATH PROCEEDS, FUND VALUES AND
                       CASH VALUES, AND PREMIUM OUTLAYS

   The following tables illustrate how the key financial elements of the Policy work, specifically, how the death benefits, Fund Values and Cash Values could vary over an extended period of time. In addition, each table compares these values with premiums paid accumulated with interest.

The Policies illustrated include the following:

                                Benefit Specified See
 Sex   Age        Smoker        Option   Amount   Page
 ---   ---        ------        ------- --------- ----
Male.. 45  Preferred Non-smoker    1    $200,000  D-5
Male.. 45  Preferred Non-smoker    2    $200,000  D-34
Female 45  Preferred Non-smoker    1    $200,000  D-44
Female 45  Preferred Non-smoker    2    $200,000  D-54

   The tables show how Death Proceeds, Fund Values and Cash Values of a hypothetical Policy could vary over an extended period of time if the Subaccounts of the Variable Account had constant hypothetical gross annual investment returns of 0%, 6% or 12% over the periods indicated in each table. The values will differ from those shown in the tables if the annual investment returns are not absolutely constant. That is, the death benefits, Fund Values and Cash Values will be different if the returns averaged 0%, 6% or 12% over a period of years but went above or below those figures in individual Policy years. These illustrations assume that no Policy Loan has been taken. The amounts shown would differ if unisex rates were used.

   The amounts shown for Death Proceeds, Fund Values and Cash Values reflect the fact the net investment return on the Policy is lower than the gross investment return on the Subaccounts of the Variable Account. This results from the charges levied against the Subaccounts of the Variable Account (i.e., the mortality and expense risk charge) as well as the premium loads, administrative charges and Surrender Charges. The difference between the Fund Value and the Cash Value in the first 14 years is the Surrender Charge.

   The tables illustrate cost of insurance and expense charges at both current rates (which are described under Cost of Insurance, page 45) and at the maximum rates guaranteed in the Policies. The amounts shown at the end of each Policy year reflect a daily charge against the Funds as well as those assessed against the Subaccounts. These charges include the charge against the Subaccounts for mortality and expense risks and the effect on each Subaccount's investment experience of the charge to Portfolio assets for investment management and direct expenses. The mortality and expense risk fee is .35% annually on a guaranteed basis.

   The tables also reflect a deduction for a daily investment advisory fee and for other expenses of the Portfolio at a rate equivalent to an annual rate of 0.93% of the aggregate average daily net assets of the Portfolio. This hypothetical rate is representative of the average maximum investment advisory fee and other expenses of the Portfolios applicable to the Subaccounts of the Variable Account. Actual fees and other expenses vary by Portfolio and may be subject to agreements by the sponsor to waive or otherwise reimburse each Portfolio for operating expenses which exceed certain limits. For a detailed description of actual expenses and expense reimbursements, see pages 4-5. There can be no assurance that the expense reimbursement arrangements will continue in the future, and any unreimbursed expenses would be reflected in the values included on the tables.

   The effect of these investment management, direct expenses and mortality and expense risk charges on a 0% gross rate of return would result in a net rate of return of -0.93%, on 6% it would be 5.07%, and on 12% it would be 11.07%.

   The tables assume the deduction of charges including administrative and sales charges. For each age, there are tables for death benefit Options 1 and 2 and each option is illustrated using current and guaranteed policy cost factors. The tables reflect the fact that the Company does not currently make any charge against the Variable Account for state or federal taxes. If such a charge is made in the future, it will take a higher rate of return to produce after-tax returns of 0%, 6% or 12%.

   The following are descriptions of Table columns and key terms:

   Age: Insured's attained age at the end of the policy year

   Premium Outlay: The annualized out-of-pocket premium payments for each policy year including scheduled and any anticipated unscheduled premium payments. Premium payments are assumed to be paid at the beginning of each premium paying period. Amounts of surrenders and loans plus loan interest if any, are shown on the pages captioned "Premiums, Surrenders and Loans".

   Premium Accumulated at 5%: is equal to the premiums compounded at an annual effective rate of 5% and is shown at the end of the year.

Guaranteed Charges at 0.00%, 6.00% or 12.00%

   Cash Value: The value of the subaccounts at the end of each policy year assuming a 0.00%, 6.00% or 12.00% hypothetical rate of return on the Funds, less all charges, fees and deductions at their guaranteed maximum. The cash value also takes into account any loans illustrated, as well as, the applicable surrender charges that would apply if the policy were surrendered prior to the end of the first fourteen years.

   Fund Value: The value of the subaccounts at the end of each policy year assuming a 0.00%, 6.00% or 12.00% hypothetical rate of return on the Funds, less all charges, fees and deductions at their guaranteed maximum. The Fund Value DOES NOT take into account the applicable surrender charges that would apply if the policy were surrendered prior to the end of the first fourteen years.

   Death Proceeds: The benefit payable if the insured's death occurs at the end of the policy year, assuming a 0.00%, 6.00% or 12,00% hypothetical rate of return on the Funds, less all charges, fees and deductions at their guaranteed maximums.

Current charges at 0.00%, 6.00% or 12.00%

   Cash Value: The value of the subaccounts at the end of each policy year assuming a 0.00%, 6.00% or 12.00% hypothetical rate of return on the Funds, less all charges, fees and deductions at the current, non-guaranteed rates. The cash value also takes into account any loans illustrated, as well as, the applicable surrender charges that would apply if the policy were surrendered prior to the end of the first fourteen years.

   Fund Value: The value of the subaccounts at the end of each policy year assuming a 0.00%, 6.00% or 12.00% hypothetical rate of return on the Funds, less all charges, fees and deductions at the current, non-guaranteed rates. The Fund Value DOES NOT take into account the applicable surrender charges that would apply if the policy were surrendered prior to the end of the first fourteen years.

   Death Proceeds: The benefit payable if the insured's death occurs at the end of the policy year assuming a 0.00%, 6.00% or 12.00% hypothetical rate of return on the Funds, less all charges, fees and deductions at the current, non-guaranteed rates.

   The Company will furnish, upon request, a comparable illustration based on the age and sex of the proposed Insured, standard Premium Class assumptions and an initial Specified Amount and Scheduled Premium Payments of the applicant's choice. If a Policy is purchased, an individualized illustration will be delivered reflecting the Scheduled Premium Payment chosen and the Insured's actual risk class. After issuance, the Company will provide upon request an illustration of future Policy benefits based on both guaranteed and current cost factor assumptions and actual Account Value.

   The following is the page of supplemental footnotes to each of the flexible premium variable life to age 100 numeric summary and standard ledger statements which follow and which begin on pages B-4.

            STANDARD LEDGER STATEMENT -- SUPPLEMENTAL FOOTNOTE PAGE
                           MONY Custom Equity Master
               FLEXIBLE PREMIUM VARIABLE LIFE TO MATURITY POLICY
                    MONY Life Insurance Company of America

Additional Information

   This policy has been tested for the possibility of classification as a modified endowment. This test is not a guarantee that a policy will not be classified as a modified endowment.

   This illustration has been checked against federal tax laws relating to their definition of life insurance and is in compliance based on proposed premium payments and coverages. Any decrease in specified amount and/or a change in death benefit option 2 to death benefit option 1 and/or surrenders occurring in the first 15 years may cause a taxable event. In addition, if the policy is defined as a modified endowment policy, a loan, surrender, or assignment or pledge (unless such assignment or pledge is for burial expenses and the maximum death benefit is not in excess of $25,000) may be considered a taxable distribution and a ten percent penalty may be added to any tax on the distribution. Please consult your tax advisor for advice.

                              GUIDELINE PREMIUMS


                                 Death Benefit Specified Initial Guideline Initial Guideline
 Sex   Age  Underwriting Class      Option      Amount    Single Premium    Annual Premium
 ---   ---  ------------------   ------------- --------- ----------------- -----------------
 Male  45  Preferred, Non-Smoker       1       $200,000     $47,777.51        $ 3,934.78
 Male  45  Preferred, Non Smoker       2       $200,000     $47,777.51        $12,545.35
Female 45  Preferred, Non-Smoker       1       $200,000     $41,034.35        $ 3,312.58
Female 45  Preferred, Non-Smoker       2       $200,000     $41,034.35        $10,635.54

   Values shown on this illustration are based on a policyowner tax bracket of 0%.

   Premiums are assumed to be paid at the beginning of the payment period. Policy values and ages are shown as of the end of the policy year and reflect the effect of all loans and surrenders. The death proceeds, fund value and value upon surrender will differ if premiums are paid in different amounts, frequencies, or not on the due date.

   The policy's cash value is net of any applicable surrender charge.

   Premiums less the following deductions are added to the fund value:

    1. A premium tax charge of 2.25% of gross premiums in all policy years.

    2. A sales charge on the gross premiums. The sales charges equal 4% of each premium dollar paid for amounts less than $500,000 for Policy Years 1-10 (1% for Policy Years 11 and later), and 2% for total amounts of $500,000 or more for Policy Years 1-10 (0.5% for Policy Years 11 and later).

    3. A DAC tax charge of 1.25% of gross premiums in all policy years.

   Those columns assuming guaranteed charges use the current monthly mortality charges, current monthly administrative charges, current charges for mortality and expense risks, current charges for rider benefits, if any, and current premium sales charge ("current charges" for the first year) as well as the assumed hypothetical gross annual investment return indicated. Thereafter these columns use guaranteed monthly mortality charges, guaranteed monthly administrative charges, guaranteed charges for mortality and expense risks, guaranteed charges for rider benefits if any, guaranteed maximum premium sales charge, and the assumed hypothetical gross annual investment return indicated. Those columns assuming current charges are based upon "current charges" and the assumed hypothetical gross annual investment return indicated.

   The current charges declared by MONY Life Insurance Company of America are guaranteed for the first policy year and apply to policies issued as of the illustration preparation date and could change between the preparation date and the date the policy is issued. After the first policy year, current charges are not guaranteed, and may be changed at the discretion of MONY Life Insurance Company of America.

[LOGO] MONY
                          LIFE INSURANCE ILLUSTRATION

                         MONY Variable Universal Life
               FLEXIBLE PREMIUM VARIABLE LIFE TO MATURITY POLICY

Numeric Summary The following table shows how differences in investment returns and policy charges would affect policy cash value and death benefit.

                  Guaranteed Charges*    Guaranteed Charges**    Current Charges***
                 ---------------------- ---------------------- ----------------------
                   0.00% (-0.93% Net)     0.00% (-0.93% Net)     0.00% (-0.93% Net)
 Policy  Premium  Cash   Fund   Death    Cash   Fund   Death    Cash   Fund   Death
  Year   Outlay  Value  Value  Proceeds Value  Value  Proceeds Value  Value  Proceeds
   1       2,650      0  1,816  200,000      0  1,816  200,000      0  1,816  200,000
   5       2,650  4,574  6,694  200,000  4,574  6,694  200,000  6,234  8,354  200,000
   10      2,650  9,344 10,669  200,000  9,344 10,669  200,000 14,525 15,850  200,000
   20      2,650  8,817  8,817  200,000  8,817  8,817  200,000 25,671 25,671  200,000
@ Age 70   2,650 LAPSED LAPSED   LAPSED LAPSED LAPSED   LAPSED 22,997 22,997  200,000
@ Age 85       0 LAPSED LAPSED   LAPSED LAPSED LAPSED   LAPSED LAPSED LAPSED  LAPSED
@ Age 90       0 LAPSED LAPSED   LAPSED LAPSED LAPSED   LAPSED LAPSED LAPSED  LAPSED

* Policy lapses in policy year 24 based on guaranteed charges and a gross investment return of 0.00%.
** Policy lapses in policy year 24 based on guaranteed charges and a gross investment return of 0.00%.
***Policy lapses in policy year 34 based on current charges and a gross investment return of 0.00%.

Applicant's or   I have received a copy of this illustration and understand that any not-guaranteed
Policyowner's    elements are subject to change and could be either higher or lower. The agent has
Acknowledgement  told me that they are not guaranteed.


                 Signature of Applicant or Policyowner                      Date

Representative's I certify that this illustration has been presented to the applicant and that I have
Acknowledgement  explained that any not-guaranteed elements illustrated are subject to change. I have made no statements that are inconsistent with the illustration.


                 Signature of Representative                                Date



Age 45 Male Non-Smoker Preferred                        Prepared on: 10/11/2001
Specified Amount: $200,000 . Death Benefit Option: Specified Amount for Option
1 . TP: $2,650.00 . GPT                                         Version 01.2002
Initial Modal Premium: $2,650.00 . Premium Mode: Annual . Riders: None Form # B2-98

[LOGO] MONY
                          LIFE INSURANCE ILLUSTRATION

                         MONY Variable Universal Life
               FLEXIBLE PREMIUM VARIABLE LIFE TO MATURITY POLICY

Standard Ledger Statement

                                      Guaranteed Charges                  Current Charges
                         --------------------------------------------- ----------------------
                           0.00% (-0.93% Net)     0.00% (-0.93% Net)     0.00% (-0.93% Net)
End              Premium
 of      Premium Accum'd Cash   Fund    Death   Cash   Fund    Death   Cash   Fund    Death
Year Age Outlay   at 5%  Value  Value  Proceeds Value  Value  Proceeds Value  Value  Proceeds
  1  46   2,650    2,783      0  1,816 200,000       0  1,816 200,000       0  1,816 200,000
  2  47   2,650    5,704  1,025  3,145 200,000   1,025  3,145 200,000   1,421  3,541 200,000
  3  48   2,650    8,772  2,272  4,392 200,000   2,272  4,392 200,000   3,058  5,178 200,000
  4  49   2,650   11,993  3,463  5,583 200,000   3,463  5,583 200,000   4,655  6,775 200,000
  5  50   2,650   15,375  4,574  6,694 200,000   4,574  6,694 200,000   6,234  8,354 200,000
  6  51   2,650   18,926  5,585  7,705 200,000   5,585  7,705 200,000   7,797  9,917 200,000
  7  52   2,650   22,655  6,498  8,618 200,000   6,498  8,618 200,000   9,343 11,463 200,000
  8  53   2,650   26,570  7,579  9,434 200,000   7,579  9,434 200,000  11,115 12,970 200,000
  9  54   2,650   30,681  8,520 10,110 200,000   8,520 10,110 200,000  12,850 14,440 200,000
 10  55   2,650   34,998  9,344 10,669 200,000   9,344 10,669 200,000  14,525 15,850 200,000
 11  56   2,650   39,530 10,375 11,435 200,000  10,375 11,435 200,000  16,487 17,547 200,000
 12  57   2,650   44,289 11,247 12,042 200,000  11,247 12,042 200,000  18,346 19,141 200,000
 13  58   2,650   49,286 11,961 12,491 200,000  11,961 12,491 200,000  20,084 20,614 200,000
 14  59   2,650   54,533 12,474 12,739 200,000  12,474 12,739 200,000  21,662 21,927 200,000
 15  60   2,650   60,042 12,787 12,787 200,000  12,787 12,787 200,000  23,040 23,040 200,000
 16  61   2,650   65,827 12,591 12,591 200,000  12,591 12,591 200,000  23,959 23,959 200,000
 17  62   2,650   71,901 12,150 12,150 200,000  12,150 12,150 200,000  24,685 24,685 200,000
 18  63   2,650   78,278 11,395 11,395 200,000  11,395 11,395 200,000  25,201 25,201 200,000
 19  64   2,650   84,975 10,301 10,301 200,000  10,301 10,301 200,000  25,529 25,529 200,000
 20  65   2,650   92,006  8,817  8,817 200,000   8,817  8,817 200,000  25,671 25,671 200,000
 21  66   2,650   99,389  6,887  6,887 200,000   6,887  6,887 200,000  25,627 25,627 200,000
 22  67   2,650  107,141  4,476  4,476 200,000   4,476  4,476 200,000  25,335 25,335 200,000
 23  68   2,650  115,280  1,520  1,520 200,000   1,520  1,520 200,000  24,794 24,794 200,000
 24  69   2,650  123,827 LAPSED LAPSED  LAPSED  LAPSED LAPSED  LAPSED  24,023 24,023 200,000
 25  70   2,650  132,801                                               22,997 22,997 200,000

This is an illustration, not a policy.

The maximum loan value is equal to 90% of the Cash Value. Loan interest at an annual rate of 5.25% will be charged in arrears on new or outstanding loans during the first 10 policy years. In policy years 11 and later, interest will be charged at the annual rate of 4.75% in arrears. These loan interest rates are guaranteed in the policy.

Borrowed funds are credited at 4.50% interest. Premiums are assumed to be paid at the beginning of the year or month. All other values and ages are at the end of the year and reflect any loans and surrenders. The current cost of insurance rates are not guaranteed and subject to change.

The hypothetical investment results are illustrative only, and should not be deemed a representation of past or future investment results. Actual investment results may be more or less than those shown, and will depend on a number of factors, including the investment allocations by policyowners, and the different investment rates of return for The Alger American Fund, Enterprise Accumulation Trust, INVESCO Variable Investment Funds, Inc., Janus Aspen Series, Lord Abbett Series Fund, MFS(R) Variable Insurance Trust/SM/, MONY Series Fund, Inc., PBHG Insurance Series Fund, PIMCO Variable Insurance Trust, or The Universal Institutional Funds, Inc. portfolios. The Cash Value, Fund Value and Death Proceeds for a policy would be different from those shown if the actual rates of investment return applicable to the policy averaged 0.00% or 0.00% over a period of years, but also fluctuated above or below those averages for individual policy years. No representations can be made by MONY Life Insurance Company of America, The Alger American Fund, Enterprise Accumulation Trust, INVESCO Variable Investment Funds, Inc., Janus Aspen Series, Lord Abbett Series Fund, MFS(R) Variable Insurance Trust/SM/, MONY Series Fund, Inc., PBHG Insurance Series Fund, PIMCO Variable Insurance Trust, or The Universal Institutional Funds, Inc., that these hypothetical rates of return can be achieved for any one year, or sustained over any period of time.

Age 45 Male Non-Smoker Preferred                         Prepared on 10/11/2001
Specified Amount:  $200,000 . Death Benefit Option: Specified Amount for Option
1 . TP: $2,650.00 . GPT                                         Version 01.2002
Initial Modal Premium: $2,650.00 . Premium Mode: Annual . Riders: None Form # B2-98

[LOGO] MONY
                          LIFE INSURANCE ILLUSTRATION

                         MONY Variable Universal Life
               FLEXIBLE PREMIUM VARIABLE LIFE TO MATURITY POLICY

Standard Ledger Statement continued

                                    Guaranteed Charges                Current Charges
                         ----------------------------------------- ----------------------
                          0.00% (-0.93% Net)   0.00% (-0.93% Net)    0.00% (-0.93% Net)
End              Premium
 of      Premium Accum'd Cash  Fund   Death   Cash  Fund   Death   Cash   Fund    Death
Year Age Outlay   at 5%  Value Value Proceeds Value Value Proceeds Value  Value  Proceeds
 26  71   2,650  142,223                                           21,670 21,670 200,000
 27  72   2,650  152,117                                           20,100 20,100 200,000
 28  73   2,650  162,505                                           18,173 18,173 200,000
 29  74   2,650  173,413                                           15,812 15,812 200,000
 30  75   2,650  184,866                                           12,957 12,957 200,000
 31  76   2,650  196,892                                            9,563  9,563 200,000
 32  77   2,650  209,519                                            5,558  5,558 200,000
 33  78   2,650  222,777                                              833    833 200,000
 34  79       0  233,916                                           LAPSED LAPSED  LAPSED

This is an illustration, not a policy.

The maximum loan value is equal to 90% of the Cash Value. Loan interest at an annual rate of 5.25% will be charged in arrears on new or outstanding loans during the first 10 policy years. In policy years 11 and later, interest will be charged at the annual rate of 4.75% in arrears. These loan interest rates are guaranteed in the policy.

Borrowed funds are credited at 4.50% interest. Premiums are assumed to be paid at the beginning of the year or month. All other values and ages are at the end of the year and reflect any loans and surrenders. The current cost of insurance rates are not guaranteed and subject to change.

The hypothetical investment results are illustrative only, and should not be deemed a representation of past or future investment results. Actual investment results may be more or less than those shown, and will depend on a number of factors, including the investment allocations by policyowners, and the different investment rates of return for The Alger American Fund, Enterprise Accumulation Trust, INVESCO Variable Investment Funds, Inc., Janus Aspen Series, Lord Abbett Series Fund, MFS(R) Variable Insurance Trust/SM/, MONY Series Fund, Inc., PBHG Insurance Series Fund, PIMCO Variable Insurance Trust, or The Universal Institutional Funds, Inc. portfolios. The Cash Value, Fund Value and Death Proceeds for a policy would be different from those shown if the actual rates of investment return applicable to the policy averaged 0.00% or 0.00% over a period of years, but also fluctuated above or below those averages for individual policy years. No representations can be made by MONY Life Insurance Company of America, The Alger American Fund, Enterprise Accumulation Trust, INVESCO Variable Investment Funds, Inc., Janus Aspen Series, Lord Abbett Series Fund, MFS(R) Variable Insurance Trust/SM/, MONY Series Fund, Inc., PBHG Insurance Series Fund, PIMCO Variable Insurance Trust, or The Universal Institutional Funds, Inc., that these hypothetical rates of return can be achieved for any one year, or sustained over any period of time.

Age 45 Male Non-Smoker Preferred                         Prepared on 10/11/2001
Specified Amount: $200,000 . Death Benefit Option: Specified Amount for Option
1 . TP: $2,650.00 . GPT                                         Version 01.2002
Initial Modal Premium: $2,650.00 . Premium Mode: Annual . Riders: None Form # B2-98

[LOGO] MONY
                          LIFE INSURANCE ILLUSTRATION

                         MONY Variable Universal Life
               FLEXIBLE PREMIUM VARIABLE LIFE TO MATURITY POLICY

Numeric Summary The following table shows how differences in investment returns and policy charges would affect policy cash value and death benefit.

                  Guaranteed Charges*    Guaranteed Charges**     Current Charges***
                 ---------------------- ---------------------- ------------------------
                   0.00% (-0.93% Net)     6.00% (5.07% Net)       6.00% (5.07% Net)
 Policy  Premium Cash   Fund    Death   Cash   Fund    Death    Cash    Fund    Death
  Year   Outlay  Value  Value  Proceeds Value  Value  Proceeds  Value   Value  Proceeds
   1      2,650       0  1,816 200,000       0  1,943 200,000        0   1,943 200,000
   5      2,650   4,574  6,694 200,000   6,149  8,269 200,000    8,007  10,127 200,000
   10     2,650   9,344 10,669 200,000  14,749 16,074 200,000   21,183  22,508 200,000
   20     2,650   8,817  8,817 200,000  29,143 29,143 200,000   54,926  54,926 200,000
@ Age 70  2,650  LAPSED LAPSED  LAPSED  24,494 24,494 200,000   71,746  71,746 200,000
@ Age 85  2,650  LAPSED LAPSED  LAPSED  LAPSED LAPSED  LAPSED  121,608 121,608 200,000
@ Age 90  2,650  LAPSED LAPSED  LAPSED  LAPSED LAPSED  LAPSED  130,895 130,895 200,000

* Policy lapses in policy year 24 based on guaranteed charges and a gross investment return of 0.00%.
** Policy lapses in policy year 30 based on guaranteed charges and a gross investment return of 6.00%.
***Policy continues to age 100 based on current charges and a gross investment return of 6.00%.

Applicant's or  I have received a copy of this illustration and understand that any not-guaranteed
Policyowner's   elements are subject to change and could be either higher or lower. The agent has
Acknowledgement told me that they are not guaranteed.


                Signature of Applicant or Policyowner                     Date

Representative's I certify that this illustration has been presented to the applicant and that I have
Acknowledgement  explained that any not-guaranteed elements illustrated are subject to change. I have made no statements that are inconsistent with the illustration.


                 Signature of Representative                           Date

Age 45 Male Non-Smoker Preferred                         Prepared on 10/11/2001
Specified Amount:  $200,000 . Death Benefit Option: Specified Amount for Option
1 . TP: $2,650.00 . GPT                                         Version 01.2002
Initial Modal Premium: $2,650.00 . Premium Mode: Annual . Riders: None Form # B2-98

[LOGO] MONY
                          LIFE INSURANCE ILLUSTRATION

                         MONY Variable Universal Life
               FLEXIBLE PREMIUM VARIABLE LIFE TO MATURITY POLICY
Standard Ledger Statement

                                      Guaranteed Charges                  Current Charges
                         --------------------------------------------- ----------------------
                           0.00% (-0.93% Net)     6.00% (5.07% Net)      6.00% (5.07% Net)
End              Premium
 of      Premium Accum'd Cash   Fund    Death   Cash   Fund    Death   Cash   Fund    Death
Year Age Outlay   at 5%  Value  Value  Proceeds Value  Value  Proceeds Value  Value  Proceeds

  1  46   2,650    2,783      0  1,816 200,000       0  1,943 200,000       0  1,943 200,000
  2  47   2,650    5,704  1,025  3,145 200,000   1,379  3,499 200,000   1,788  3,908 200,000
  3  48   2,650    8,772  2,272  4,392 200,000   2,943  5,063 200,000   3,778  5,898 200,000
  4  49   2,650   11,993  3,463  5,583 200,000   4,540  6,660 200,000   5,842  7,962 200,000
  5  50   2,650   15,375  4,574  6,694 200,000   6,149  8,269 200,000   8,007 10,127 200,000
  6  51   2,650   18,926  5,585  7,705 200,000   7,748  9,868 200,000  10,280 12,400 200,000
  7  52   2,650   22,655  6,498  8,618 200,000   9,338 11,458 200,000  12,664 14,784 200,000
  8  53   2,650   26,570  7,579  9,434 200,000  11,186 13,041 200,000  15,409 17,264 200,000
  9  54   2,650   30,681  8,520 10,110 200,000  12,983 14,573 200,000  18,253 19,843 200,000
 10  55   2,650   34,998  9,344 10,669 200,000  14,749 16,074 200,000  21,183 22,508 200,000
 11  56   2,650   39,530 10,375 11,435 200,000  16,822 17,882 200,000  24,559 25,619 200,000
 12  57   2,650   44,289 11,247 12,042 200,000  18,841 19,636 200,000  28,008 28,803 200,000
 13  58   2,650   49,286 11,961 12,491 200,000  20,805 21,335 200,000  31,515 32,045 200,000
 14  59   2,650   54,533 12,474 12,739 200,000  22,672 22,937 200,000  35,046 35,311 200,000
 15  60   2,650   60,042 12,787 12,787 200,000  24,438 24,438 200,000  38,569 38,569 200,000
 16  61   2,650   65,827 12,591 12,591 200,000  25,794 25,794 200,000  41,825 41,825 200,000
 17  62   2,650   71,901 12,150 12,150 200,000  26,999 26,999 200,000  45,087 45,087 200,000
 18  63   2,650   78,278 11,395 11,395 200,000  27,985 27,985 200,000  48,343 48,343 200,000
 19  64   2,650   84,975 10,301 10,301 200,000  28,718 28,718 200,000  51,620 51,620 200,000
 20  65   2,650   92,006  8,817  8,817 200,000  29,143 29,143 200,000  54,926 54,926 200,000
 21  66   2,650   99,389  6,887  6,887 200,000  29,200 29,200 200,000  58,270 58,270 200,000
 22  67   2,650  107,141  4,476  4,476 200,000  28,841 28,841 200,000  61,611 61,611 200,000
 23  68   2,650  115,280  1,520  1,520 200,000  27,992 27,992 200,000  64,958 64,958 200,000
 24  69   2,650  123,827 LAPSED LAPSED  LAPSED  26,589 26,589 200,000  68,338 68,338 200,000
 25  70   2,650  132,801                        24,494 24,494 200,000  71,746 71,746 200,000

This is an illustration, not a policy.

The maximum loan value is equal to 90% of the Cash Value. Loan interest at an annual rate of 5.25% will be charged in arrears on new or outstanding loans during the first 10 policy years. In policy years 11 and later, interest will be charged at the annual rate of 4.75% in arrears. These loan interest rates are guaranteed in the policy.

Borrowed funds are credited at 4.50% interest. Premiums are assumed to be paid at the beginning of the year or month. All other values and ages are at the end of the year and reflect any loans and surrenders. The current cost of insurance rates are not guaranteed and subject to change.

The hypothetical investment results are illustrative only, and should not be deemed a representation of past or future investment results. Actual investment results may be more or less than those shown, and will depend on a number of factors, including the investment allocations by policyowners, and the different investment rates of return for The Alger American Fund, Enterprise Accumulation Trust, INVESCO Variable Investment Funds, Inc., Janus Aspen Series, Lord Abbett Series Fund, MFS(R) Variable Insurance Trust/SM/, MONY Series Fund, Inc., PBHG Insurance Series Fund, PIMCO Variable Insurance Trust, or The Universal Institutional Funds, Inc. portfolios. The Cash Value, Fund Value and Death Proceeds for a policy would be different from those shown if the actual rates of investment return applicable to the policy averaged 0.00% or 6.00% over a period of years, but also fluctuated above or below those averages for individual policy years. No representations can be made by MONY Life Insurance Company of America, The Alger American Fund, Enterprise Accumulation Trust, INVESCO Variable Investment Funds, Inc., Janus Aspen Series, Lord Abbett Series Fund, MFS(R) Variable Insurance Trust/SM/, MONY Series Fund, Inc., PBHG Insurance Series Fund, PIMCO Variable Insurance Trust, or The Universal Institutional Funds, Inc., that these hypothetical rates of return can be achieved for any one year, or sustained over any period of time.

Age 45 Male Non-Smoker Preferred                         Prepared on 10/11/2001
Specified Amount:  $200,000 . Death Benefit Option: Specified Amount for Option
1 . TP: $2,650.00 . GPT                                         Version 01.2002
Initial Modal Premium: $2,650.00 . Premium Mode: Annual  . Riders: None   Form #
B2-98

[LOGO] MONY
                          LIFE INSURANCE ILLUSTRATION

                         MONY Variable Universal Life
               FLEXIBLE PREMIUM VARIABLE LIFE TO MATURITY POLICY

Standard Ledger Statement continued

                                     Guaranteed Charges                  Current Charges
                         ------------------------------------------- ------------------------
                          0.00% (-0.93% Net)    6.00% (5.07% Net)       6.00% (5.07% Net)
End              Premium
 of      Premium Accum'd Cash  Fund   Death   Cash   Fund    Death    Cash    Fund    Death
Year Age Outlay   at 5%  Value Value Proceeds Value  Value  Proceeds  Value   Value  Proceeds

 26  71   2,650  142,223                      21,572 21,572 200,000   75,164  75,164 200,000
 27  72   2,650  152,117                      17,639 17,639 200,000   78,649  78,649 200,000
 28  73   2,650  162,505                      12,431 12,431 200,000   82,142  82,142 200,000
 29  74   2,650  173,413                       5,657  5,657 200,000   85,616  85,616 200,000
 30  75   2,650  184,866                      LAPSED LAPSED  LAPSED   89,057  89,057 200,000
 31  76   2,650  196,892                                              92,467  92,467 200,000
 32  77   2,650  209,519                                              95,838  95,838 200,000
 33  78   2,650  222,777                                              99,147  99,147 200,000
 34  79   2,650  236,699                                             102,389 102,389 200,000
 35  80   2,650  251,316                                             105,557 105,557 200,000
 36  81   2,650  266,665                                             108,954 108,954 200,000
 37  82   2,650  282,780                                             112,300 112,300 200,000
 38  83   2,650  299,702                                             115,596 115,596 200,000
 39  84   2,650  317,469                                             118,715 118,715 200,000
 40  85   2,650  336,125                                             121,608 121,608 200,000
 41  86   2,650  355,714                                             124,243 124,243 200,000
 42  87   2,650  376,282                                             126,566 126,566 200,000
 43  88   2,650  397,879                                             128,467 128,467 200,000
 44  89   2,650  420,555                                             129,943 129,943 200,000
 45  90   2,650  444,366                                             130,895 130,895 200,000
 46  91   2,650  469,366                                             131,395 131,395 200,000
 47  92   2,650  495,617                                             131,787 131,787 200,000
 48  93   2,650  523,181                                             131,432 131,432 200,000
 49  94   2,650  552,122                                             130,245 130,245 200,000
 50  95   2,650  582,511                                             127,997 127,997 200,000

This is an illustration, not a policy.

The maximum loan value is equal to 90% of the Cash Value. Loan interest at an annual rate of 5.25% will be charged in arrears on new or outstanding loans during the first 10 policy years. In policy years 11 and later, interest will be charged at the annual rate of 4.75% in arrears. These loan interest rates are guaranteed in the policy.

Borrowed funds are credited at 4.50% interest. Premiums are assumed to be paid at the beginning of the year or month. All other values and ages are at the end of the year and reflect any loans and surrenders. The current cost of insurance rates are not guaranteed and subject to change.

The hypothetical investment results are illustrative only, and should not be deemed a representation of past or future investment results. Actual investment results may be more or less than those shown, and will depend on a number of factors, including the investment allocations by policyowners, and the different investment rates of return for The Alger American Fund, Enterprise Accumulation Trust, INVESCO Variable Investment Funds, Inc., Janus Aspen Series, Lord Abbett Series Fund, MFS(R) Variable Insurance Trust/SM/, MONY Series Fund, Inc., PBHG Insurance Series Fund, PIMCO Variable Insurance Trust, or The Universal Institutional Funds, Inc. portfolios. The Cash Value, Fund Value and Death Proceeds for a policy would be different from those shown if the actual rates of investment return applicable to the policy averaged 0.00% or 6.00% over a period of years, but also fluctuated above or below those averages for individual policy years. No representations can be made by MONY Life Insurance Company of America, The Alger American Fund, Enterprise Accumulation Trust, INVESCO Variable Investment Funds, Inc., Janus Aspen Series, Lord Abbett Series Fund, MFS(R) Variable Insurance Trust/SM/, MONY Series Fund, Inc., PBHG Insurance Series Fund, PIMCO Variable Insurance Trust, or The Universal Institutional Funds, Inc., that these hypothetical rates of return can be achieved for any one year, or sustained over any period of time.

Age 45 Male Non-Smoker Preferred                         Prepared on 10/11/2001
Specified Amount:  $200,000 . Death Benefit Option: Specified Amount for Option
 . TP: $2,650.00 . GPT                                           Version 01.2002
Initial Modal Premium: $2,650.00 . Premium Mode: Annual  . Riders: None   Form #
B2-98

[LOGO] MONY

                          LIFE INSURANCE ILLUSTRATION

                         MONY Variable Universal Life
               FLEXIBLE PREMIUM VARIABLE LIFE TO MATURITY POLICY

Standard Ledger Statement continued

                                    Guaranteed Charges                 Current Charges
                         ----------------------------------------- ------------------------
                          0.00% (-0.93% Net)   6.00% (5.07% Net)      6.00% (5.07% Net)
End              Premium
 of      Premium Accum'd Cash  Fund   Death   Cash  Fund   Death    Cash    Fund    Death
Year Age Outlay   at 5%  Value Value Proceeds Value Value Proceeds  Value   Value  Proceeds
 51   96  2,650  614,419                                           125,014 125,014 200,000
 52   97  2,650  647,922                                           120,684 120,684 200,000
 53   98  2,650  683,101                                           113,693 113,693 200,000
 54   99  2,650  720,038                                           103,506 103,506 200,000
 55  100  2,650  758,823                                            88,154  88,154 200,000

This is an illustration, not a policy.

The maximum loan value is equal to 90% of the Cash Value. Loan interest at an annual rate of 5.25% will be charged in arrears on new or outstanding loans during the first 10 policy years. In policy years 11 and later, interest will be charged at the annual rate of 4.75% in arrears. These loan interest rates are guaranteed in the policy.

Borrowed funds are credited at 4.50% interest. Premiums are assumed to be paid at the beginning of the year or month. All other values and ages are at the end of the year and reflect any loans and surrenders. The current cost of insurance rates are not guaranteed and subject to change.

The hypothetical investment results are illustrative only, and should not be deemed a representation of past or future investment results. Actual investment results may be more or less than those shown, and will depend on a number of factors, including the investment allocations by policyowners, and the different investment rates of return for The Alger American Fund, Enterprise Accumulation Trust, INVETCO Variable Investment Funds, Inc., Janus Aspen Series, Lord Abbett Series Fund, MFS(R) Variable Insurance Trust/SM/, MONY Series Fund, Inc., PBHG Insurance Series Fund, PIMCO Variable Insurance Trust, or The Universal Institutional Funds, Inc. portfolios. The Cash Value, Fund Value and Death Proceeds for a policy would be different from those shown if the actual rates of investment return applicable to the policy averaged 0.00% or 6.00% over a period of years, but also fluctuated above or below those averages for individual policy years. No representations can be made by MONY Life Insurance Company of America,The Alger American Fund, Enterprise Accumulation Trust, INVESCO Variable Investment Funds, Inc., Janus Aspen Series, Lord Abbett Series Fund, MFS(R) Variable Insurance Trust/SM/, MONY Series Fund, Inc., PBHG Insurance Series Fund, PIMCO Variable Insurance Trust, or The Universal Institutional Funds, Inc., that these hypothetical rates of return can be achieved for any one year, or sustained over any period of time.


Age 45 Male Non-Smoker Preferred                         Prepared on 10/11/2001
Specified Amount:  $200,000 . Death Benefit Option: Specified Amount for Option
1 . TP: $2,650.00 . GPT                                         Version 01.2002
Initial Modal Premium: $2,650.00 . Premium Mode: Annual . Riders: None Form # B2-98

[LOGO] MONY

                          LIFE INSURANCE ILLUSTRATION

                         MONY Variable Universal Life
               FLEXIBLE PREMIUM VARIABLE LIFE TO MATURITY POLICY

Numeric Summary The following table shows how differences in investment returns and policy charges would affect policy cash value and death benefit.

                  Guaranteed Charges*       Guaranteed Charges**           Current Charges***
                 ---------------------- ----------------------------- -----------------------------
                   0.00% (-0.93% Net)        12.00% (11.07% Net)           12.00% (11.07% Net)
 Policy  Premium Cash   Fund    Death     Cash      Fund     Death      Cash      Fund     Death
  Year   Outlay  Value  Value  Proceeds   Value     Value   Proceeds    Value     Value   Proceeds

   1      2,650       0  1,816 200,000          0     2,070   200,000         0     2,070   200,000
   5      2,650   4,574  6,694 200,000      8,020    10,140   200,000    10,096    12,216   200,000
   10     2,650   9,344 10,669 200,000     22,766    24,091   200,000    30,810    32,135   200,000
   20     2,650   8,817  8,817 200,000     79,399    79,399   200,000   120,677   120,677   200,000
@ Age 70  2,650  LAPSED LAPSED  LAPSED    131,875   131,875   200,000   212,913   212,913   246,979
@ Age 85  2,650  LAPSED LAPSED  LAPSED    639,243   639,243   671,205 1,033,854 1,033,854 1,085,547
@ Age 90  2,650  LAPSED LAPSED  LAPSED  1,029,227 1,029,227 1,080,688 1,697,822 1,697,822 1,782,713

* Policy lapses in policy year 24 based on guaranteed charges and a gross investment return of 0.00%.
** Policy continues to age 100 based on guaranteed charges and a gross investment return of 12.00%.
***Policy continues to age 100 based on current charges and a gross investment return of 12.00%.

Applicant's or  I have received a copy of this illustration and understand that any not-guaranteed
Policyowner's   elements are subject to change and could be either higher or lower. The agent has told
Acknowledgement me that they are not guaranteed.


  Signature of Applicant or Policyowner Date

Representative's I certify that this illustration has been presented to the applicant and that I have
Acknowledgement  explained that any not-guaranteed elements illustrated are subject to change. I have made no statements that are inconsistent with the illustration.


                         Signature of Representative Date

Age 45 Male Non-Smoker Preferred                         Prepared on 10/11/2001
Specified Amount:  $200,000 . Death Benefit Option: Specified Amount for Option
1 . TP: $2,650.00 . GPT                                         Version 01.2002
Initial Modal Premium: $2,650.00 . Premium Mode: Annual . Riders: None   Form
#B2-98

[LOGO] MONY

                          LIFE INSURANCE ILLUSTRATION

                         MONY Variable Universal Life
               FLEXIBLE PREMIUM VARIABLE LIFE TO MATURITY POLICY


Standard Ledger Statement

                                       Guaranteed Charges                    Current Charges
                         ----------------------------------------------- ------------------------
                           0.00% (-0.93% Net)     12.00% (11.07% Net)      12.00% (11.07% Net)
End              Premium
 of      Premium Accum'd Cash   Fund    Death    Cash    Fund    Death    Cash    Fund    Death
Year Age Outlay   at 5%  Value  Value  Proceeds  Value   Value  Proceeds  Value   Value  Proceeds
  1  46   2,650    2,783      0  1,816 200,000        0   2,070 200,000        0   2,070 200,000
  2  47   2,650    5,704  1,025  3,145 200,000    1,750   3,870 200,000    2,171   4,291 200,000
  3  48   2,650    8,772  2,272  4,392 200,000    3,676   5,796 200,000    4,559   6,679 200,000
  4  49   2,650   11,993  3,463  5,583 200,000    5,767   7,887 200,000    7,184   9,304 200,000
  5  50   2,650   15,375  4,574  6,694 200,000    8,020  10,140 200,000   10,096  12,216 200,000
  6  51   2,650   18,926  5,585  7,705 200,000   10,430  12,550 200,000   13,325  15,445 200,000
  7  52   2,650   22,655  6,498  8,618 200,000   13,018  15,138 200,000   16,907  19,027 200,000
  8  53   2,650   26,570  7,579  9,434 200,000   16,071  17,926 200,000   21,123  22,978 200,000
  9  54   2,650   30,681  8,520 10,110 200,000   19,304  20,894 200,000   25,749  27,339 200,000
 10  55   2,650   34,998  9,344 10,669 200,000   22,766  24,091 200,000   30,810  32,135 200,000
 11  56   2,650   39,530 10,375 11,435 200,000   26,836  27,896 200,000   36,728  37,788 200,000
 12  57   2,650   44,289 11,247 12,042 200,000   31,197  31,992 200,000   43,188  43,983 200,000
 13  58   2,650   49,286 11,961 12,491 200,000   35,892  36,422 200,000   50,238  50,768 200,000
 14  59   2,650   54,533 12,474 12,739 200,000   40,926  41,191 200,000   57,916  58,181 200,000
 15  60   2,650   60,042 12,787 12,787 200,000   46,351  46,351 200,000   66,271  66,271 200,000
 16  61   2,650   65,827 12,591 12,591 200,000   51,922  51,922 200,000   75,132  75,132 200,000
 17  62   2,650   71,901 12,150 12,150 200,000   57,971  57,971 200,000   84,874  84,874 200,000
 18  63   2,650   78,278 11,395 11,395 200,000   64,521  64,521 200,000   95,607  95,607 200,000
 19  64   2,650   84,975 10,301 10,301 200,000   71,641  71,641 200,000  107,487 107,487 200,000
 20  65   2,650   92,006  8,817  8,817 200,000   79,399  79,399 200,000  120,677 120,677 200,000
 21  66   2,650   99,389  6,887  6,887 200,000   87,883  87,883 200,000  135,364 135,364 200,000
 22  67   2,650  107,141  4,476  4,476 200,000   97,215  97,215 200,000  151,741 151,741 200,000
 23  68   2,650  115,280  1,520  1,520 200,000  107,534 107,534 200,000  170,065 170,065 200,677
 24  69   2,650  123,827 LAPSED LAPSED  LAPSED  119,022 119,022 200,000  190,438 190,438 222,813
 25  70   2,650  132,801                        131,875 131,875 200,000  212,913 212,913 246,979

This is an illustration, not a policy.

The maximum loan value is equal to 90% of the Cash Value. Loan interest at an annual rate of 5.25% will be charged in arrears on new or outstanding loans during the first 10 policy years. In policy years 11 and later, interest will be charged at the annual rate of 4.75% in arrears. These loan interest rates are guaranteed in the policy.

Borrowed funds are credited at 4.50% interest. Premiums are assumed to be paid at the beginning of the year or month. All other values and ages are at the end of the year and reflect any loans and surrenders. The current cost of insurance rates are not guaranteed and subject to change.

The hypothetical investment results are illustrative only, and should not be deemed a representation of past or future investment results. Actual investment results may be more or less than those shown, and will depend on a number of factors, including the investment allocations by policyowners, and the different investment rates of return for The Alger American Fund, Enterprise Accumulation Trust, INVESCO Variable Investment Funds, Inc., Janus Aspen Series, Lord Abbett Series Fund, MFS(R) Variable Insurance Trust/SM/, MONY Series Fund, Inc., PBHG Insurance Series Fund, PIMCO Variable Insurance Trust, or The Universal Institutional Funds, Inc. portfolios. The Cash Value, Fund Value and Death Proceeds for a policy would be different from those shown if the actual rates of investment return applicable to the policy averaged 0.00% or 12.00% over a period of years, but also fluctuated above or below those averages for individual policy years. No representations can be made by MONY Life Insurance Company of America, The Alger American Fund, Enterprise Accumulation Trust, INVESCO Variable Investment Funds, Inc., Janus Aspen Series, Lord Abbett Series Fund, MFS(R) Variable Insurance Trust/SM/, MONY Series Fund, Inc., PBHG Insurance Series Fund, PIMCO Variable Insurance Trust, or The Universal Institutional Funds, Inc., that these hypothetical rates of return can be achieved for any one year, or sustained over any period of time.

Age 45 Male Non-Smoker Preferred                         Prepared on 10/11/2001
Specified Amount:  $200,000 . Death Benefit Option: Specified Amount for Option
1 . TP: $2,650.00 . GPT                                         Version 01.2002
Initial Modal Premium: $2,650.00 . Premium Mode: Annual . Riders: None Form # B2-98

[LOGO] MONY
                          LIFE INSURANCE ILLUSTRATION

                         MONY Variable Universal Life
               FLEXIBLE PREMIUM VARIABLE LIFE TO MATURITY POLICY
Standard Ledger Statement continued

                                         Guaranteed Charges                        Current Charges
                         -------------------------------------------------- -----------------------------
                          0.00% (-0.93% Net)       12.00% (11.07% Net)           12.00% (11.07% Net)
End              Premium
 of      Premium Accum'd Cash  Fund   Death     Cash      Fund     Death      Cash      Fund     Death
Year Age Outlay   at 5%  Value Value Proceeds   Value     Value   Proceeds    Value     Value   Proceeds
 26  71   2,650  142,223                        146,355   146,355   200,000   237,702   237,702   273,358
 27  72   2,650  152,117                        162,794   162,794   200,000   265,122   265,122   299,588
 28  73   2,650  162,505                        181,616   181,616   201,593   295,454   295,454   327,954
 29  74   2,650  173,413                        202,853   202,853   221,110   329,031   329,031   358,644
 30  75   2,650  184,866                        226,398   226,398   242,246   366,239   366,239   391,875
 31  76   2,650  196,892                        252,573   252,573   265,201   407,522   407,522   427,898
 32  77   2,650  209,519                        281,367   281,367   295,436   453,091   453,091   475,745
 33  78   2,650  222,777                        313,030   313,030   328,681   503,374   503,374   528,542
 34  79   2,650  236,699                        347,825   347,825   365,216   558,844   558,844   586,786
 35  80   2,650  251,316                        386,035   386,035   405,337   620,019   620,019   651,020
 36  81   2,650  266,665                        427,960   427,960   449,358   687,570   687,570   721,948
 37  82   2,650  282,780                        473,912   473,912   497,608   762,038   762,038   800,140
 38  83   2,650  299,702                        524,215   524,215   550,426   844,108   844,108   886,313
 39  84   2,650  317,469                        579,205   579,205   608,165   934,458   934,458   981,181
 40  85   2,650  336,125                        639,243   639,243   671,205 1,033,854 1,033,854 1,085,547
 41  86   2,650  355,714                        704,706   704,706   739,941 1,143,134 1,143,134 1,200,291
 42  87   2,650  376,282                        775,997   775,997   814,797 1,263,186 1,263,186 1,326,346
 43  88   2,650  397,879                        853,549   853,549   896,226 1,394,926 1,394,926 1,464,673
 44  89   2,650  420,555                        937,805   937,805   984,696 1,539,439 1,539,439 1,616,411
 45  90   2,650  444,366                      1,029,227 1,029,227 1,080,688 1,697,822 1,697,822 1,782,713
 46  91   2,650  469,366                      1,128,263 1,128,263 1,184,677 1,871,483 1,871,483 1,965,057
 47  92   2,650  495,617                      1,238,814 1,238,814 1,288,367 2,064,901 2,064,901 2,147,497
 48  93   2,650  523,181                      1,362,896 1,362,896 1,403,783 2,280,144 2,280,144 2,348,548
 49  94   2,650  552,122                      1,502,992 1,502,992 1,533,052 2,520,492 2,520,492 2,570,902
 50  95   2,650  582,511                      1,662,330 1,662,330 1,678,953 2,789,728 2,789,728 2,817,626

This is an illustration, not a policy.

The maximum loan value is equal to 90% of the Cash Value. Loan interest at an annual rate of 5.25% will be charged in arrears on new or outstanding loans during the first 10 policy years. In policy years 11 and later, interest will be charged at the annual rate of 4.75% in arrears. These loan interest rates are guaranteed in the policy.

Borrowed funds are credited at 4.50% interest. Premiums are assumed to be paid at the beginning of the year or month. All other values and ages are at the end of the year and reflect any loans and surrenders. The current cost of insurance rates are not guaranteed and subject to change.

The hypothetical investment results are illustrative only, and should not be deemed a representation of past or future investment results. Actual investment results may be more or less than those shown, and will depend on a number of factors, including the investment allocations by policyowners, and the different investment rates of return for The Alger American Fund, Enterprise Accumulation Trust, INVESCO Variable Investment Funds, Inc., Janus Aspen Series, Lord Abbett Series Fund, MFS(R) Variable Insurance Trust/SM/, MONY Series Fund, Inc., PBHG Insurance Series Fund, PIMCO Variable Insurance Trust, or The Universal Institutional Funds, Inc. portfolios. The Cash Value, Fund Value and Death Proceeds for a policy would be different from those shown if the actual rates of investment return applicable to the policy averaged 0.00% or 12.00% over a period of years, but also fluctuated above or below those averages for individual policy years. No representations can be made by MONY Life Insurance Company of America, The Alger American Fund, Enterprise Accumulation Trust, INVESCO Variable Investment Funds, Inc., Janus Aspen Series, Lord Abbett Series Fund, MFS(R) Variable Insurance Trust/SM/, MONY Series Fund, Inc., PBHG Insurance Series Fund, PIMCO Variable Insurance Trust, or The Universal Institutional Funds, Inc., that these hypothetical rates of return can be achieved for any one year, or sustained over any period of time.

Age 45 Male Non-Smoker Preferred                         Prepared on 10/11/2001
Specified Amount:  $200,000 . Death Benefit Option: Specified Amount for Option
1 . TP: $2,650.00 . GPT                                         Version 01.2002
Initial Modal Premium: $2,650.00 . Premium Mode: Annual . Riders: None Form # B2-98

[LOGO] MONY
                          LIFE INSURANCE ILLUSTRATION

                         MONY Variable Universal Life
               FLEXIBLE PREMIUM VARIABLE LIFE TO MATURITY POLICY
Standard Ledger Statement continued

                                         Guaranteed Charges                        Current Charges
                         -------------------------------------------------- -----------------------------
                          0.00% (-0.93% Net)       12.00% (11.07% Net)           12.00% (11.07% Net)
End              Premium
 of      Premium Accum'd Cash  Fund   Death     Cash      Fund     Death      Cash      Fund     Death
Year Age Outlay   at 5%  Value Value Proceeds   Value     Value   Proceeds    Value     Value   Proceeds
 51   96  2,650  614,419                      1,837,517 1,837,517 1,855,892 3,087,373 3,087,373 3,118,247
 52   97  2,650  647,922                      2,029,375 2,029,375 2,049,669 3,416,307 3,416,307 3,450,470
 53   98  2,650  683,101                      2,237,516 2,237,516 2,259,891 3,779,555 3,779,555 3,817,350
 54   99  2,650  720,038                      2,463,687 2,463,687 2,488,324 4,180,765 4,180,765 4,222,572
 55  100  2,650  758,823                      2,712,445 2,712,445 2,739,570 4,623,669 4,623,669 4,669,906

This is an illustration, not a policy.

The maximum loan value is equal to 90% of the Cash Value. Loan interest at an annual rate of 5.25% will be charged in arrears on new or outstanding loans during the first 10 policy years. In policy years 11 and later, interest will be charged at the annual rate of 4.75% in arrears. These loan interest rates are guaranteed in the policy.

Borrowed funds are credited at 4.50% interest. Premiums are assumed to be paid at the beginning of the year or month. All other values and ages are at the end of the year and reflect any loans and surrenders. The current cost of insurance rates are not guaranteed and subject to change.

The hypothetical investment results are illustrative only, and should not be deemed a representation of past or future investment results. Actual investment results may be more or less than those shown, and will depend on a number of factors, including the investment allocations by policyowners, and the different investment rates of return for The Alger American Fund, Enterprise Accumulation Trust, INVETCO Variable Investment Funds, Inc., Janus Aspen Series, Lord Abbett Series Fund, MFS(R) Variable Insurance Trust/SM/, MONY Series Fund, Inc., PBHG Insurance Series Fund, PIMCO Variable Insurance Trust, or The Universal Institutional Funds, Inc. portfolios. The Cash Value, Fund Value and Death Proceeds for a policy would be different from those shown if the actual rates of investment return applicable to the policy averaged 0.00% or 12.00% over a period of years, but also fluctuated above or below those averages for individual policy years. No representations can be made by MONY Life Insurance Company of America, The Alger American Fund, Enterprise Accumulation Trust, INVESCO Variable Investment Funds, Inc., Janus Aspen Series, Lord Abbett Series Fund, MFS(R) Variable Insurance Trust/SM/, MONY Series Fund, Inc., PBHG Insurance Series Fund, PIMCO Variable Insurance Trust, or The Universal Institutional Funds, Inc., that these hypothetical rates of return can be achieved for any one year, or sustained over any period of time.


Age 45 Male Non-Smoker Preferred                         Prepared on 10/11/2001
Specified Amount:  $200,000 . Death Benefit Option: Specified Amount for Option
1 . TP: $2,650.00 . GPT                                         Version 01.2002
Initial Modal Premium: $2,650.00 . Premium Mode: Annual . Riders: None Form # B2-98

[LOGO] MONY
                          LIFE INSURANCE ILLUSTRATION

                         MONY Variable Universal Life
               FLEXIBLE PREMIUM VARIABLE LIFE TO MATURITY POLICY

Numeric Summary The following table shows how differences in investment returns and policy charges would affect policy cash value and death benefit.

                  Guaranteed Charges*    Guaranteed Charges**    Current Charges***
                 ---------------------- ---------------------- ----------------------
                   0.00% (-0.93% Net)     0.00% (-0.93% Net)     0.00% (-0.93% Net)
 Policy  Premium Cash   Fund    Death   Cash   Fund    Death   Cash   Fund    Death
  Year   Outlay  Value  Value  Proceeds Value  Value  Proceeds Value  Value  Proceeds
   1      2,650       0  1,813 201,813       0  1,813 201,813       0  1,813 201,813
   5      2,650   4,477  6,597 206,597   4,477  6,597 206,597   6,180  8,300 208,300
   10     2,650   8,941 10,266 210,266   8,941 10,266 210,266  14,321 15,646 215,646
   20     2,650   6,823  6,823 206,823   6,823  6,823 206,823  23,889 23,889 223,889
@ Age 70  2,650  LAPSED LAPSED  LAPSED  LAPSED LAPSED  LAPSED  19,377 19,377 219,377
@ Age 85      0  LAPSED LAPSED  LAPSED  LAPSED LAPSED  LAPSED  LAPSED LAPSED  LAPSED
@ Age 90      0  LAPSED LAPSED  LAPSED  LAPSED LAPSED  LAPSED  LAPSED LAPSED  LAPSED

* Policy lapses in policy year 23 based on guaranteed charges and a gross investment return of 0.00%.
** Policy lapses in policy year 23 based on guaranteed charges and a gross investment return of 0.00%.
***Policy lapses in policy year 32 based on current charges and a gross investment return of 0.00%.

Applicant's or   I have received a copy of this illustration and understand that any not-guaranteed
Policyowner's    elements are subject to change and could be either higher or lower. The agent has
Acknowledgement  told me that they are not guaranteed.


                 Signature of Applicant or Policyowner                      Date

Representative's I certify that this illustration has been presented to the applicant and that I have
Acknowledgement  explained that any not-guaranteed elements illustrated are subject to change. I have made no statements that are inconsistent with the illustration.


                 Signature of Representative                                Date

Age 45 Male Non-Smoker Preferred                         Prepared on 10/11/2001
Specified Amount: $200,000 . Death Benefit Option: Specified Amount for Option
2 . TP: $2,650.00 . GPT                                         Version 01.2002
Initial Modal Premium: $2,650.00 . Premium Mode: Annual . Riders: None Form # B2-98

[LOGO] MONY
                          LIFE INSURANCE ILLUSTRATION

                         MONY Variable Universal Life
               FLEXIBLE PREMIUM VARIABLE LIFE TO MATURITY POLICY

Standard Ledger Statement

                                      Guaranteed Charges                  Current Charges
                         --------------------------------------------- ----------------------
                           0.00% (-0.93% Net)     0.00% (-0.93% Net)     0.00% (-0.93% Net)
End              Premium
 of      Premium Accum'd Cash   Fund    Death   Cash   Fund    Death   Cash   Fund    Death
Year Age Outlay   at 5%  Value  Value  Proceeds Value  Value  Proceeds Value  Value  Proceeds
  1  46   2,650    2,783      0  1,813 201,813       0  1,813 201,813       0  1,813 201,813
  2  47   2,650    5,704  1,008  3,128 203,128   1,008  3,128 203,128   1,412  3,532 203,532
  3  48   2,650    8,772  2,235  4,355 204,355   2,235  4,355 204,355   3,038  5,158 205,158
  4  49   2,650   11,993  3,399  5,519 205,519   3,399  5,519 205,519   4,619  6,739 206,739
  5  50   2,650   15,375  4,477  6,597 206,597   4,477  6,597 206,597   6,180  8,300 208,300
  6  51   2,650   18,926  5,447  7,567 207,567   5,447  7,567 207,567   7,721  9,841 209,841
  7  52   2,650   22,655  6,309  8,429 208,429   6,309  8,429 208,429   9,242 11,362 211,362
  8  53   2,650   26,570  7,330  9,185 209,185   7,330  9,185 209,185  10,986 12,841 212,841
  9  54   2,650   30,681  8,198  9,788 209,788   8,198  9,788 209,788  12,686 14,276 214,276
 10  55   2,650   34,998  8,941 10,266 210,266   8,941 10,266 210,266  14,321 15,646 215,646
 11  56   2,650   39,530  9,876 10,936 210,936   9,876 10,936 210,936  16,232 17,292 217,292
 12  57   2,650   44,289 10,636 11,431 211,431  10,636 11,431 211,431  18,027 18,822 218,822
 13  58   2,650   49,286 11,223 11,753 211,753  11,223 11,753 211,753  19,683 20,213 220,213
 14  59   2,650   54,533 11,593 11,858 211,858  11,593 11,858 211,858  21,156 21,421 221,421
 15  60   2,650   60,042 11,748 11,748 211,748  11,748 11,748 211,748  22,400 22,400 222,400
 16  61   2,650   65,827 11,378 11,378 211,378  11,378 11,378 211,378  23,152 23,152 223,152
 17  62   2,650   71,901 10,751 10,751 210,751  10,751 10,751 210,751  23,682 23,682 223,682
 18  63   2,650   78,278  9,800  9,800 209,800   9,800  9,800 209,800  23,967 23,967 223,967
 19  64   2,650   84,975  8,505  8,505 208,505   8,505  8,505 208,505  24,035 24,035 224,035
 20  65   2,650   92,006  6,823  6,823 206,823   6,823  6,823 206,823  23,889 23,889 223,889
 21  66   2,650   99,389  4,711  4,711 204,711   4,711  4,711 204,711  23,530 23,530 223,530
 22  67   2,650  107,141  2,151  2,151 202,151   2,151  2,151 202,151  22,892 22,892 222,892
 23  68   2,650  115,280 LAPSED LAPSED  LAPSED  LAPSED LAPSED  LAPSED  21,977 21,977 221,977
 24  69   2,650  123,827                                               20,812 20,812 220,812
 25  70   2,650  132,801                                               19,377 19,377 219,377

This is an illustration, not a policy.

The maximum loan value is equal to 90% of the Cash Value. Loan interest at an annual rate of 5.25% will be charged in arrears on new or outstanding loans during the first 10 policy years. In policy years 11 and later, interest will be charged at the annual rate of 4.75% in arrears. These loan interest rates are guaranteed in the policy.

Borrowed funds are credited at 4.50% interest. Premiums are assumed to be paid at the beginning of the year or month. All other values and ages are at the end of the year and reflect any loans and surrenders. The current cost of insurance rates are not guaranteed and subject to change.

The hypothetical investment results are illustrative only, and should not be deemed a representation of past or future investment results. Actual investment results may be more or less than those shown, and will depend on a number of factors, including the investment allocations by policyowners, and the different investment rates of return for The Alger American Fund, Enterprise Accumulation Trust, INVESCO Variable Investment Funds, Inc., Janus Aspen Series, Lord Abbett Series Fund, MFS(R) Variable Insurance Trust/SM/, MONY Series Fund, Inc., PBHG Insurance Series Fund, PIMCO Variable Insurance Trust, or The Universal Institutional Funds, Inc. portfolios. The Cash Value, Fund Value and Death Proceeds for a policy would be different from those shown if the actual rates of investment return applicable to the policy averaged 0.00% or 0.00% over a period of years, but also fluctuated above or below those averages for individual policy years. No representations can be made by MONY Life Insurance Company of America, The Alger American Fund, Enterprise Accumulation Trust, INVESCO Variable Investment Funds, Inc., Janus Aspen Series, Lord Abbett Series Fund, MFS(R) Variable Insurance Trust/SM/, MONY Series Fund, Inc., PBHG Insurance Series Fund, PIMCO Variable Insurance Trust, or The Universal Institutional Funds, Inc., that these hypothetical rates of return can be achieved for any one year, or sustained over any period of time.

Age 45 Male Non-Smoker Preferred                         Prepared on 10/11/2001
Specified Amount:  $200,000 . Death Benefit Option: Specified Amount for Option
2 . TP: $2,650.00 . GPT                                         Version 01.2002
Initial Modal Premium: $2,650.00 . Premium Mode: Annual . Riders: None Form # B2-98

[LOGO] MONY

                          LIFE INSURANCE ILLUSTRATION

                         MONY Variable Universal Life
               FLEXIBLE PREMIUM VARIABLE LIFE TO MATURITY POLICY

Standard Ledger Statement continued

                                    Guaranteed Charges                Current Charges
                         ----------------------------------------- ----------------------
                          0.00% (-0.93% Net)   0.00% (-0.93% Net)    0.00% (-0.93% Net)
End              Premium
 of      Premium Accum'd Cash  Fund   Death   Cash  Fund   Death   Cash   Fund    Death
Year Age Outlay   at 5%  Value Value Proceeds Value Value Proceeds Value  Value  Proceeds
 26  71   2,650  142,223                                           17,628 17,628 217,628
 27  72   2,650  152,117                                           15,641 15,641 215,641
 28  73   2,650  162,505                                           13,298 13,298 213,298
 29  74   2,650  173,413                                           10,534 10,534 210,534
 30  75   2,650  184,866                                            7,307  7,307 207,307
 31  76   2,650  196,892                                            3,598  3,598 203,598
 32  77       0  206,736                                           LAPSED LAPSED  LAPSED

This is an illustration, not a policy.
The maximum loan value is equal to 90% of the Cash Value. Loan interest at an annual rate of 5.25% will be charged in arrears on new or outstanding loans during the first 10 policy years. In policy years 11 and later, interest will be charged at the annual rate of 4.75% in arrears. These loan interest rates are guaranteed in the policy.
Borrowed funds are credited at 4.50% interest. Premiums are assumed to be paid at the beginning of the year or month. All other values and ages are at the end of the year and reflect any loans and surrenders. The current cost of insurance rates are not guaranteed and subject to change.
The hypothetical investment results are illustrative only, and should not be deemed a representation of past or future investment results. Actual investment results may be more or less than those shown, and will depend on a number of factors, including the investment allocations by policyowners, and the different investment rates of return for The Alger American Fund, Enterprise Accumulation Trust, INVESCO Variable Investment Funds, Inc., Janus Aspen Series, Lord Abbett Series Fund, MFS(R) Variable Insurance Trust/SM/, MONY Series Fund, Inc., PBHG Insurance Series Fund, PIMCO Variable Insurance Trust, or The Universal Institutional Funds, Inc. portfolios. The Cash Value, Fund Value and Death Proceeds for a policy would be different from those shown if the actual rates of investment return applicable to the policy averaged 0.00% or 0.00% over a period of years, but also fluctuated above or below those averages for individual policy years. No representations can be made by MONY Life Insurance Company of America, The Alger American Fund, Enterprise Accumulation Trust, INVESCO Variable Investment Funds, Inc., Janus Aspen Series, Lord Abbett Series Fund, MFS(R) Variable Insurance Trust/SM/, MONY Series Fund, Inc., PBHG Insurance Series Fund, PIMCO Variable Insurance Trust, or The Universal Institutional Funds, Inc., that these hypothetical rates of return can be achieved for any one year, or sustained over any period of time.

Age 45 Male Non-Smoker Preferred                         Prepared on 10/11/2001
Specified Amount:  $200,000 . Death Benefit Option: Specified Amount for Option
2 . TP: $2,650.00 . GPT                                         Version 01.2002
Initial Modal Premium: $2,650.00 . Premium Mode: Annual . Riders: None Form # B2-98

[LOGO] MONY

                          LIFE INSURANCE ILLUSTRATION

                         MONY Variable Universal Life
               FLEXIBLE PREMIUM VARIABLE LIFE TO MATURITY POLICY

Numeric Summary The following table shows how differences in investment returns and policy charges would affect policy cash value and death benefit.

                  Guaranteed Charges*    Guaranteed Charges**    Current Charges***
                 ---------------------- ---------------------- ----------------------
                   0.00% (-0.93% Net)     6.00% (5.07% Net)      6.00% (5.07% Net)
 Policy  Premium Cash   Fund    Death   Cash   Fund    Death   Cash   Fund    Death
  Year   Outlay  Value  Value  Proceeds Value  Value  Proceeds Value  Value  Proceeds
   1      2,650       0  1,813 201,813       0  1,940 201,940       0  1,940 201,940
   5      2,650   4,477  6,597 206,597   6,028  8,148 208,148   7,940 10,060 210,060
   10     2,650   8,941 10,266 210,266  14,124 15,449 215,449  20,872 22,197 222,197
   20     2,650   6,823  6,823 206,823  23,949 23,949 223,949  50,960 50,960 250,960
@ Age 70  2,650  LAPSED LAPSED  LAPSED  13,431 13,431 213,431  61,185 61,185 261,185
@ Age 85  2,650  LAPSED LAPSED  LAPSED  LAPSED LAPSED  LAPSED  22,950 22,950 222,950
@ Age 90      0  LAPSED LAPSED  LAPSED  LAPSED LAPSED  LAPSED  LAPSED LAPSED  LAPSED

* Policy lapses in policy year 23 based on guaranteed charges and a gross investment return of 0.00%.
** Policy lapses in policy year 28 based on guaranteed charges and a gross investment return of 6.00%.
***Policy lapses in policy year 42 based on current charges and a gross investment return of 6.00%.

Applicant's or   I have received a copy of this illustration and understand that any not-guaranteed
Policyowner's    elements are subject to change and could be either higher or lower. The agent has
Acknowledgement  told me that they are not guaranteed.


                 Signature of Applicant or Policyowner                      Date

Representative's I certify that this illustration has been presented to the applicant and that I have
Acknowledgement  explained that any not-guaranteed elements illustrated are subject to change. I have made no statements that are inconsistent with the illustration.


                 Signature of Representative                                Date

Age 45 Male Non-Smoker Preferred                         Prepared on 10/11/2001
Specified Amount:  $200,000 . Death Benefit Option: Specified Amount for Option
2  . TP: $2,650.00 . GPT                                        Version 01.2002
Initial Modal Premium: $2,650.00 . Premium Mode: Annual  . Riders: None   Form #
B2-98

                          LIFE INSURANCE ILLUSTRATION
[LOGO] MONY
                         MONY Variable Universal Life
               FLEXIBLE PREMIUM VARIABLE LIFE TO MATURITY POLICY


Standard Ledger Statement

                                      Guaranteed Charges                  Current Charges
                         --------------------------------------------- ----------------------
                           0.00% (-0.93% Net)     6.00% (5.07% Net)      6.00% (5.07% Net)
End              Premium
 of      Premium Accum'd Cash   Fund    Death   Cash   Fund    Death   Cash   Fund    Death
Year Age Outlay   at 5%  Value  Value  Proceeds Value  Value  Proceeds Value  Value  Proceeds
  1  46   2,650    2,783      0  1,813 201,813       0  1,940 201,940       0  1,940 201,940
  2  47   2,650    5,704  1,008  3,128 203,128   1,361  3,481 203,481   1,778  3,898 203,898
  3  48   2,650    8,772  2,235  4,355 204,355   2,901  5,021 205,021   3,754  5,874 205,874
  4  49   2,650   11,993  3,399  5,519 205,519   4,464  6,584 206,584   5,799  7,919 207,919
  5  50   2,650   15,375  4,477  6,597 206,597   6,028  8,148 208,148   7,940 10,060 210,060
  6  51   2,650   18,926  5,447  7,567 207,567   7,567  9,687 209,687  10,181 12,301 212,301
  7  52   2,650   22,655  6,309  8,429 208,429   9,080 11,200 211,200  12,528 14,648 214,648
  8  53   2,650   26,570  7,330  9,185 209,185  10,831 12,686 212,686  15,226 17,081 217,081
  9  54   2,650   30,681  8,198  9,788 209,788  12,506 14,096 214,096  18,014 19,604 219,604
 10  55   2,650   34,998  8,941 10,266 210,266  14,124 15,449 215,449  20,872 22,197 222,197
 11  56   2,650   39,530  9,876 10,936 210,936  16,012 17,072 217,072  24,156 25,216 225,216
 12  57   2,650   44,289 10,636 11,431 211,431  17,806 18,601 218,601  27,485 28,280 228,280
 13  58   2,650   49,286 11,223 11,753 211,753  19,500 20,030 220,030  30,835 31,365 231,365
 14  59   2,650   54,533 11,593 11,858 211,858  21,040 21,305 221,305  34,159 34,424 234,424
 15  60   2,650   60,042 11,748 11,748 211,748  22,420 22,420 222,420  37,406 37,406 237,406
 16  61   2,650   65,827 11,378 11,378 211,378  23,318 23,318 223,318  40,308 40,308 240,308
 17  62   2,650   71,901 10,751 10,751 210,751  23,989 23,989 223,989  43,126 43,126 243,126
 18  63   2,650   78,278  9,800  9,800 209,800  24,348 24,348 224,348  45,832 45,832 245,832
 19  64   2,650   84,975  8,505  8,505 208,505  24,357 24,357 224,357  48,444 48,444 248,444
 20  65   2,650   92,006  6,823  6,823 206,823  23,949 23,949 223,949  50,960 50,960 250,960
 21  66   2,650   99,389  4,711  4,711 204,711  23,056 23,056 223,056  53,373 53,373 253,373
 22  67   2,650  107,141  2,151  2,151 202,151  21,632 21,632 221,632  55,605 55,605 255,605
 23  68   2,650  115,280 LAPSED LAPSED  LAPSED  19,601 19,601 219,601  57,650 57,650 257,650
 24  69   2,650  123,827                        16,910 16,910 216,910  59,520 59,520 259,520
 25  70   2,650  132,801                        13,431 13,431 213,431  61,185 61,185 261,185

This is an illustration, not a policy.
The maximum loan value is equal to 90% of the Cash Value. Loan interest at an annual rate of 5.25% will be charged in arrears on new or outstanding loans during the first 10 policy years. In policy years 11 and later, interest will be charged at the annual rate of 4.75% in arrears. These loan interest rates are guaranteed in the policy.

Borrowed funds are credited at 4.50% interest. Premiums are assumed to be paid at the beginning of the year or month. All other values and ages are at the end of the year and reflect any loans and surrenders. The current cost of insurance rates are not guaranteed and subject to change.

The hypothetical investment results are illustrative only, and should not be deemed a representation of past or future investment results. Actual investment results may be more or less than those shown, and will depend on a number of factors, including the investment allocations by policyowners, and the different investment rates of return for The Alger American Fund, Enterprise Accumulation Trust, INVESCO Variable Investment Funds, Inc., Janus Aspen Series, Lord Abbett Series Fund, MFS(R) Variable Insurance Trust/SM/, MONY Series Fund, Inc., PBHG Insurance Series Fund, PIMCO Variable Insurance Trust, or The Universal Institutional Funds, Inc. portfolios. The Cash Value, Fund Value and Death Proceeds for a policy would be different from those shown if the actual rates of investment return applicable to the policy averaged 0.00% or 6.00% over a period of years, but also fluctuated above or below those averages for individual policy years. No representations can be made by MONY Life Insurance Company of America, The Alger American Fund, Enterprise Accumulation Trust, INVESCO Variable Investment Funds, Inc., Janus Aspen Series, Lord Abbett Series Fund, MFS(R) Variable Insurance Trust/SM/, MONY Series Fund, Inc., PBHG Insurance Series Fund, PIMCO Variable Insurance Trust, or The Universal Institutional Funds, Inc., that these hypothetical rates of return can be achieved for any one year, or sustained over any period of time.

Age 45 Male Non-Smoker Preferred                         Prepared on 10/11/2001
Specified Amount:  $200,000 . Death Benefit Option: Specified Amount for Option
2 . TP: $2,650.00 . GPT                                         Version 01.2002
Initial Modal Premium: $2,650.00 . Premium Mode: Annual . Riders: None Form # B2-98

[LOGO] MONY
                          LIFE INSURANCE ILLUSTRATION

                         MONY Variable Universal Life
               FLEXIBLE PREMIUM VARIABLE LIFE TO MATURITY POLICY
Standard Ledger Statement continued

                                     Guaranteed Charges                 Current Charges
                         ------------------------------------------- ----------------------
                          0.00% (-0.93% Net)    6.00% (5.07% Net)      6.00% (5.07% Net)
End              Premium
 of      Premium Accum'd Cash  Fund   Death   Cash   Fund    Death   Cash   Fund    Death
Year Age Outlay   at 5%  Value Value Proceeds Value  Value  Proceeds Value  Value  Proceeds
 26  71   2,650  142,223                       9,052  9,052 209,052  62,586 62,586 262,586
 27  72   2,650  152,117                       3,634  3,634 203,634  63,783 63,783 263,783
 28  73   2,650  162,505                      LAPSED LAPSED  LAPSED  64,645 64,645 264,645
 29  74   2,650  173,413                                             65,083 65,083 265,083
 30  75   2,650  184,866                                             65,026 65,026 265,026
 31  76   2,650  196,892                                             64,428 64,428 264,428
 32  77   2,650  209,519                                             63,215 63,215 263,215
 33  78   2,650  222,777                                             61,282 61,282 261,282
 34  79   2,650  236,699                                             58,549 58,549 258,549
 35  80   2,650  251,316                                             54,927 54,927 254,927
 36  81   2,650  266,665                                             50,987 50,987 250,987
 37  82   2,650  282,780                                             46,029 46,029 246,029
 38  83   2,650  299,702                                             39,954 39,954 239,954
 39  84   2,650  317,469                                             32,343 32,343 232,343
 40  85   2,650  336,125                                             22,950 22,950 222,950
 41  86   2,650  355,714                                             11,570 11,570 211,570
 42  87       0  373,500                                             LAPSED LAPSED  LAPSED

This is an illustration, not a policy.

The maximum loan value is equal to 90% of the Cash Value. Loan interest at an annual rate of 5.25% will be charged in arrears on new or outstanding loans during the first 10 policy years. In policy years 11 and later, interest will be charged at the annual rate of 4.75% in arrears. These loan interest rates are guaranteed in the policy.

Borrowed funds are credited at 4.50% interest. Premiums are assumed to be paid at the beginning of the year or month. All other values and ages are at the end of the year and reflect any loans and surrenders. The current cost of insurance rates are not guaranteed and subject to change.

The hypothetical investment results are illustrative only, and should not be deemed a representation of past or future investment results. Actual investment results may be more or less than those shown, and will depend on a number of factors, including the investment allocations by policyowners, and the different investment rates of return for The Alger American Fund, Enterprise Accumulation Trust, INVESCO Variable Investment Funds, Inc., Janus Aspen Series, Lord Abbett Series Fund, MFS(R) Variable Insurance Trust/SM/, MONY Series Fund, Inc., PBHG Insurance Series Fund, PIMCO Variable Insurance Trust, or The Universal Institutional Funds, Inc. portfolios. The Cash Value, Fund Value and Death Proceeds for a policy would be different from those shown if the actual rates of investment return applicable to the policy averaged 0.00% or 6.00% over a period of years, but also fluctuated above or below those averages for individual policy years. No representations can be made by MONY Life Insurance Company of America, The Alger American Fund, Enterprise Accumulation Trust, INVESCO Variable Investment Funds, Inc., Janus Aspen Series, Lord Abbett Series Fund, MFS(R) Variable Insurance Trust/SM/, MONY Series Fund, Inc., PBHG Insurance Series Fund, PIMCO Variable Insurance Trust, or The Universal Institutional Funds, Inc., that these hypothetical rates of return can be achieved for any one year, or sustained over any period of time.

Age 45 Male Non-Smoker Preferred                         Prepared on 10/11/2001
Specified Amount:  $200,000 . Death Benefit Option: Specified Amount for Option
2 . TP: $2,650.00 . GPT                                         Version 01.2002
Initial Modal Premium: $2,650.00 . Premium Mode: Annual . Riders: None Form # B2-98

[LOGO] MONY
                          LIFE INSURANCE ILLUSTRATION

                         MONY Variable Universal Life
               FLEXIBLE PREMIUM VARIABLE LIFE TO MATURITY POLICY

Numeric Summary The following table shows how differences in investment returns and policy charges would affect policy cash value and death benefit.

                  Guaranteed Charges*    Guaranteed Charges**       Current Charges***
                 ---------------------- ---------------------- -----------------------------
                   0.00% (-0.93% Net)    12.00% (11.07% Net)        12.00% (11.07% Net)
 Policy  Premium Cash   Fund    Death   Cash   Fund    Death     Cash      Fund     Death
  Year   Outlay  Value  Value  Proceeds Value  Value  Proceeds   Value     Value   Proceeds
   1      2,650       0  1,813 201,813       0  2,067 202,067          0     2,067   202,067
   5      2,650   4,477  6,597 206,597   7,869  9,989 209,989     10,012    12,132   212,132
   10     2,650   8,941 10,266 210,266  21,802 23,127 223,127     30,339    31,664   231,664
   20     2,650   6,823  6,823 206,823  66,243 66,243 266,243    111,654   111,654   311,654
@ Age 70  2,650  LAPSED LAPSED  LAPSED  91,493 91,493 291,493    182,715   182,715   382,715
@ Age 85  2,650  LAPSED LAPSED  LAPSED  18,030 18,030 218,030    699,582   699,582   899,582
@ Age 90  2,650  LAPSED LAPSED  LAPSED  LAPSED LAPSED  LAPSED  1,063,174 1,063,174 1,263,174

* Policy lapses in policy year 23 based on guaranteed charges and a gross investment return of 0.00%.
** Policy lapses in policy year 41 based on guaranteed charges and a gross investment return of 12.00%.
***Policy continues to age 100 based on current charges and a gross investment return of 12.00%.

Applicant's or   I have received a copy of this illustration and understand that any not-guaranteed
Policyowner's    elements are subject to change and could be either higher or lower. The agent has
Acknowledgement  told me that they are not guaranteed.


                 Signature of Applicant or Policyowner                      Date
Representative's I certify that this illustration has been presented to the applicant and that I have
Acknowledgement  explained that any non-guaranteed elements illustrated are subject to change. I have made no statements that are inconsistent with the illustration.


                 Signature of Representative                                Date

Age 45 Male Non-Smoker Preferred                         Prepared on 10/11/2001
Specified Amount: $200,000 . Death Benefit Option: Specified Amount for Option
1 . TP: $2,650.00 . GPT                                         Version 01.2002
Initial Modal Premium: $2,650.00 . Premium Mode: Annual . Riders: None Form # B2-98

[LOGO] MONY

                          LIFE INSURANCE ILLUSTRATION

                         MONY Variable Universal Life
               FLEXIBLE PREMIUM VARIABLE LIFE TO MATURITY POLICY

Standard Ledger Statement

                                      Guaranteed Charges                   Current Charges
                         --------------------------------------------- ------------------------
                           0.00% (-0.93% Net)    12.00% (11.07% Net)     12.00% (11.07% Net)
End              Premium
 of      Premium Accum'd Cash   Fund    Death   Cash   Fund    Death    Cash    Fund    Death
Year Age Outlay   at 5%  Value  Value  Proceeds Value  Value  Proceeds  Value   Value  Proceeds

  1  46   2,650    2,783      0  1,813 201,813       0  2,067 202,067        0   2,067 202,067
  2  47   2,650    5,704  1,008  3,128 203,128   1,730  3,850 203,850    2,160   4,280 204,280
  3  48   2,650    8,772  2,235  4,355 204,355   3,627  5,747 205,747    4,532   6,652 206,652
  4  49   2,650   11,993  3,399  5,519 205,519   5,677  7,797 207,797    7,133   9,253 209,253
  5  50   2,650   15,375  4,477  6,597 206,597   7,869  9,989 209,989   10,012  12,132 212,132
  6  51   2,650   18,926  5,447  7,567 207,567  10,195 12,315 212,315   13,199  15,319 215,319
  7  52   2,650   22,655  6,309  8,429 208,429  12,668 14,788 214,788   16,726  18,846 218,846
  8  53   2,650   26,570  7,330  9,185 209,185  15,570 17,425 217,425   20,869  22,724 222,724
  9  54   2,650   30,681  8,198  9,788 209,788  18,601 20,191 220,191   25,401  26,991 226,991
 10  55   2,650   34,998  8,941 10,266 210,266  21,802 23,127 223,127   30,339  31,664 231,664
 11  56   2,650   39,530  9,876 10,936 210,936  25,532 26,592 226,592   36,093  37,153 237,153
 12  57   2,650   44,289 10,636 11,431 211,431  29,455 30,250 230,250   42,332  43,127 243,127
 13  58   2,650   49,286 11,223 11,753 211,753  33,593 34,123 234,123   49,082  49,612 249,612
 14  59   2,650   54,533 11,593 11,858 211,858  37,917 38,182 238,182   56,350  56,615 256,615
 15  60   2,650   60,042 11,748 11,748 211,748  42,447 42,447 242,447   64,137  64,137 264,137
 16  61   2,650   65,827 11,378 11,378 211,378  46,891 46,891 246,891   72,237  72,237 272,237
 17  62   2,650   71,901 10,751 10,751 210,751  51,532 51,532 251,532   80,975  80,975 280,975
 18  63   2,650   78,278  9,800  9,800 209,800  56,315 56,315 256,315   90,394  90,394 290,394
 19  64   2,650   84,975  8,505  8,505 208,505  61,231 61,231 261,231  100,593 100,593 300,593
 20  65   2,650   92,006  6,823  6,823 206,823  66,243 66,243 266,243  111,654 111,654 311,654
 21  66   2,650   99,389  4,711  4,711 204,711  71,311 71,311 271,311  123,671 123,671 323,671
 22  67   2,650  107,141  2,151  2,151 202,151  76,416 76,416 276,416  136,669 136,669 336,669
 23  68   2,650  115,280 LAPSED LAPSED  LAPSED  81,512 81,512 281,512  150,754 150,754 350,754
 24  69   2,650  123,827                        86,573 86,573 286,573  166,067 166,067 366,067
 25  70   2,650  132,801                        91,493 91,493 291,493  182,715 182,715 382,715

This is an illustration, not a policy.

The maximum loan value is equal to 90% of the Cash Value. Loan interest at an annual rate of 5.25% will be charged in arrears on new or outstanding loans during the first 10 policy years. In policy years 11 and later, interest will be charged at the annual rate of 4.75% in arrears. These loan interest rates are guaranteed in the policy.

Borrowed funds are credited at 4.50% interest. Premiums are assumed to be paid at the beginning of the year or month. All other values and ages are at the end of the year and reflect any loans and surrenders. The current cost of insurance rates are not guaranteed and subject to change.

The hypothetical investment results are illustrative only, and should not be deemed a representation of past or future investment results. Actual investment results may be more or less than those shown, and will depend on a number of factors, including the investment allocations by policyowners, and the different investment rates of return for The Alger American Fund, Enterprise Accumulation Trust, INVESCO Variable Investment Funds, Inc., Janus Aspen Series, Lord Abbett Series Fund, MFS(R) Variable Insurance Trust/SM/, MONY Series Fund, Inc., PBHG Insurance Series Fund, PIMCO Variable Insurance Trust, or The Universal Institutional Funds, Inc. portfolios. The Cash Value, Fund Value and Death Proceeds for a policy would be different from those shown if the actual rates of investment return applicable to the policy averaged 0.00% or 12.00% over a period of years, but also fluctuated above or below those averages for individual policy years. No representations can be made by MONY Life Insurance Company of America,The Alger American Fund, Enterprise Accumulation Trust, INVESCO Variable Investment Funds, Inc., Janus Aspen Series, Lord Abbett Series Fund, MFS(R) Variable Insurance Trust/SM/, MONY Series Fund, Inc., PBHG Insurance Series Fund, PIMCO Variable Insurance Trust, or The Universal Institutional Funds, Inc., that these hypothetical rates of return can be achieved for any one year, or sustained over any period of time.

Age 45 Male Non-Smoker Preferred                         Prepared on 10/11/2001
Specified Amount: $200,000 . Death Benefit Option: Specified Amount for Option
2 . TP: $2,650.00 . GPT                                         Version 01.2002
Initial Modal Premium: $2,650.00 . Premium Mode: Annual . Riders: None Form # B2-98

[LOGO] MONY

                          LIFE INSURANCE ILLUSTRATION

                         MONY Variable Universal Life
               FLEXIBLE PREMIUM VARIABLE LIFE TO MATURITY POLICY

Standard Ledger Statement continued

                                      Guaranteed Charges                      Current Charges
                         --------------------------------------------- -----------------------------
                          0.00% (-0.93% Net)    12.00% (11.07% Net)         12.00% (11.07% Net)
End              Premium
 of      Premium Accum'd Cash  Fund   Death    Cash    Fund    Death     Cash      Fund     Death
Year Age Outlay   at 5%  Value Value Proceeds  Value   Value  Proceeds   Value     Value   Proceeds
 26  71   2,650  142,223                       96,183  96,183 296,183    200,790   200,790   400,790
 27  72   2,650  152,117                      100,517 100,517 300,517    220,520   220,520   420,520
 28  73   2,650  162,505                      104,305 104,305 304,305    241,956   241,956   441,956
 29  74   2,650  173,413                      107,363 107,363 307,363    265,207   265,207   465,207
 30  75   2,650  184,866                      109,487 109,487 309,487    290,415   290,415   490,415
 31  76   2,650  196,892                      110,477 110,477 310,477    317,766   317,766   517,766
 32  77   2,650  209,519                      110,109 110,109 310,109    347,439   347,439   547,439
 33  78   2,650  222,777                      108,188 108,188 308,188    379,608   379,608   579,608
 34  79   2,650  236,699                      104,448 104,448 304,448    414,490   414,490   614,490
 35  80   2,650  251,316                       98,540  98,540 298,540    452,327   452,327   652,327
 36  81   2,650  266,665                       90,056  90,056 290,056    494,062   494,062   694,062
 37  82   2,650  282,780                       78,441  78,441 278,441    539,411   539,411   739,411
 38  83   2,650  299,702                       63,055  63,055 263,055    588,714   588,714   788,714
 39  84   2,650  317,469                       43,164  43,164 243,164    642,018   642,018   842,018
 40  85   2,650  336,125                       18,030  18,030 218,030    699,582   699,582   899,582
 41  86   2,650  355,714                       LAPSED  LAPSED  LAPSED    761,738   761,738   961,738
 42  87   2,650  376,282                                                 828,809   828,809 1,028,809
 43  88   2,650  397,879                                                 901,028   901,028 1,101,028
 44  89   2,650  420,555                                                 978,999   978,999 1,178,999
 45  90   2,650  444,366                                               1,063,174 1,063,174 1,263,174
 46  91   2,650  469,366                                               1,154,621 1,154,621 1,354,621
 47  92   2,650  495,617                                               1,255,311 1,255,311 1,455,311
 48  93   2,650  523,181                                               1,364,464 1,364,464 1,564,464
 49  94   2,650  552,122                                               1,483,194 1,483,194 1,683,194
 50  95   2,650  582,511                                               1,612,466 1,612,466 1,812,466

This is an illustration, not a policy.

The maximum loan value is equal to 90% of the Cash Value. Loan interest at an annual rate of 5.25% will be charged in arrears on new or outstanding loans during the first 10 policy years. In policy years 11 and later, interest will be charged at the annual rate of 4.75% in arrears. These loan interest rates are guaranteed in the policy.

Borrowed funds are credited at 4.50% interest. Premiums are assumed to be paid at the beginning of the year or month. All other values and ages are at the end of the year and reflect any loans and surrenders. The current cost of insurance rates are not guaranteed and subject to change.

The hypothetical investment results are illustrative only, and should not be deemed a representation of past or future investment results. Actual investment results may be more or less than those shown, and will depend on a number of factors, including the investment allocations by policyowners, and the different investment rates of return for The Alger American Fund, Enterprise Accumulation Trust, INVESCO Variable Investment Funds, Inc., Janus Aspen Series, Lord Abbett Series Fund, MFS(R) Variable Insurance Trust/SM/, MONY Series Fund, Inc., PBHG Insurance Series Fund, PIMCO Variable Insurance Trust, or The Universal Institutional Funds, Inc. portfolios. The Cash Value, Fund Value and Death Proceeds for a policy would be different from those shown if the actual rates of investment return applicable to the policy averaged 0.00% or 12.00% over a period of years, but also fluctuated above or below those averages for individual policy years. No representations can be made by MONY Life Insurance Company of America,The Alger American Fund, Enterprise Accumulation Trust, INVESCO Variable Investment Funds, Inc., Janus Aspen Series, Lord Abbett Series Fund, MFS(R) Variable Insurance Trust/SM/, MONY Series Fund, Inc., PBHG Insurance Series Fund, PIMCO Variable Insurance Trust, or The Universal Institutional Funds, Inc., that these hypothetical rates of return can be achieved for any one year, or sustained over any period of time.

Age 45 Male Non-Smoker Preferred                         Prepared on 10/11/2001
Specified Amount:  $200,000 . Death Benefit Option: Specified Amount for Option
2 . TP: $2,650.00 . GPT                                         Version 01.2002
Initial Modal Premium: $2,650.00 . Premium Mode: Annual . Riders: None Form # B2-98

[LOGO] MONY

                          LIFE INSURANCE ILLUSTRATION

                         MONY Variable Universal Life
               FLEXIBLE PREMIUM VARIABLE LIFE TO MATURITY POLICY

Standard Ledger Statement continued

                                    Guaranteed Charges                    Current Charges
                         ----------------------------------------- -----------------------------
                          0.00% (-0.93% Net)  12.00% (11.07% Net)       12.00% (11.07% Net)
End              Premium
 of      Premium Accum'd Cash  Fund   Death   Cash  Fund   Death     Cash      Fund     Death
Year Age Outlay   at 5%  Value Value Proceeds Value Value Proceeds   Value     Value   Proceeds
 51   96  2,650  614,419                                           1,755,016 1,755,016 1,955,016
 52   97  2,650  647,922                                           1,911,224 1,911,224 2,111,224
 53   98  2,650  683,101                                           2,080,472 2,080,472 2,280,472
 54   99  2,650  720,038                                           2,265,086 2,265,086 2,465,086
 55  100  2,650  758,823                                           2,465,386 2,465,386 2,665,386

This is an illustration, not a policy.

The maximum loan value is equal to 90% of the Cash Value. Loan interest at an annual rate of 5.25% will be charged in arrears on new or outstanding loans during the first 10 policy years. In policy years 11 and later, interest will be charged at the annual rate of 4.75% in arrears. These loan interest rates are guaranteed in the policy.

Borrowed funds are credited at 4.50% interest. Premiums are assumed to be paid at the beginning of the year or month. All other values and ages are at the end of the year and reflect any loans and surrenders. The current cost of insurance rates are not guaranteed and subject to change.

The hypothetical investment results are illustrative only, and should not be deemed a representation of past or future investment results. Actual investment results may be more or less than those shown, and will depend on a number of factors, including the investment allocations by policyowners, and the different investment rates of return for The Alger American Fund, Enterprise Accumulation Trust, INVETCO Variable Investment Funds, Inc., Janus Aspen Series, Lord Abbett Series Fund, MFS(R) Variable Insurance Trust/SM/, MONY Series Fund, Inc., PBHG Insurance Series Fund, PIMCO Variable Insurance Trust, or The Universal Institutional Funds, Inc. portfolios. The Cash Value, Fund Value and Death Proceeds for a policy would be different from those shown if the actual rates of investment return applicable to the policy averaged 0.00% or 12.00% over a period of years, but also fluctuated above or below those averages for individual policy years. No representations can be made by MONY Life Insurance Company of America,The Alger American Fund, Enterprise Accumulation Trust, INVESCO Variable Investment Funds, Inc., Janus Aspen Series, Lord Abbett Series Fund, MFS(R) Variable Insurance Trust/SM/, MONY Series Fund, Inc., PBHG Insurance Series Fund, PIMCO Variable Insurance Trust, or The Universal Institutional Funds, Inc., that these hypothetical rates of return can be achieved for any one year, or sustained over any period of time.


Age 45 Male Non-Smoker Preferred                        Prepared On: 10/11/2001
Specified Amount:  $200,000 . Death Benefit Option: Specified Amount for Option
2 . TP: $2,650.00 . GPT                                         Version 01.2002
Initial Modal Premium: $2,650.00 . Premium Mode: Annual . Riders: None Form # B2-98

[LOGO] MONY

                          LIFE INSURANCE ILLUSTRATION

                         MONY Variable Universal Life
               FLEXIBLE PREMIUM VARIABLE LIFE TO MATURITY POLICY

Numeric Summary The following table shows how differences in investment returns and policy charges would affect policy cash value and death benefit.

                  Guaranteed Charges*    Guaranteed Charges**    Current Charges***
                 ---------------------- ---------------------- ----------------------
                   0.00% (-0.93% Net)     0.00% (-0.93% Net)     0.00% (-0.93% Net)
 Policy  Premium Cash   Fund    Death   Cash   Fund    Death   Cash   Fund    Death
  Year   Outlay  Value  Value  Proceeds Value  Value  Proceeds Value  Value  Proceeds

   1      2,050       0  1,338 200,000       0  1,338 200,000       0  1,338 200,000
   5      2,050   2,834  4,474 200,000   2,834  4,474 200,000   4,620  6,260 200,000
   10     2,050   5,864  6,889 200,000   5,864  6,889 200,000  10,679 11,704 200,000
   20     2,050   7,550  7,550 200,000   7,550  7,550 200,000  19,765 19,765 200,000
@ Age 70  2,050  LAPSED LAPSED  LAPSED  LAPSED LAPSED  LAPSED  19,763 19,763 200,000
@ Age 85      0  LAPSED LAPSED  LAPSED  LAPSED LAPSED  LAPSED  LAPSED LAPSED  LAPSED
@ Age 90      0  LAPSED LAPSED  LAPSED  LAPSED LAPSED  LAPSED  LAPSED LAPSED  LAPSED

* Policy lapses in policy year 25 based on guaranteed charges and a gross investment return of 0.00%.
** Policy lapses in policy year 25 based on guaranteed charges and a gross investment return of 0.00%.
***Policy lapses in policy year 35 based on current charges and a gross investment return of 0.00%.

Applicant's or   I have received a copy of this illustration and understand that any not-guaranteed
Policyowner's    elements are subject to change and could be either higher or lower. The agent has
Acknowledgement  told me that they are not guaranteed.


                 Signature of Applicant or Policyowner                      Date

Representative's I certify that this illustration has been presented to the applicant and that I have
Acknowledgement  explained that any not-guaranteed elements illustrated are subject to change. I have made no statements that are inconsistent with the illustration.


                 Signature of Representative                                Date

Age 45 Female Non-Smoker Preferred                       Prepared on 10/11/2001
Specified Amount: $200,000 . Death Benefit Option: Specified Amount for Option
1  . TP: $2,050.00 . GPT                                        Version 01.2002
Initial Modal Premium: $2,050.00 . Premium Mode: Annual . Riders: None Form # B2-98

[LOGO] MONY

                          LIFE INSURANCE ILLUSTRATION

                         MONY Variable Universal Life
               FLEXIBLE PREMIUM VARIABLE LIFE TO MATURITY POLICY

Standard Ledger Statement

                                      Guaranteed Charges                  Current Charges
                         --------------------------------------------- ----------------------
                           0.00% (-0.93% Net)     0.00% (-0.93% Net)     0.00% (-0.93% Net)
End              Premium
 of      Premium Accum'd Cash   Fund    Death   Cash   Fund    Death   Cash   Fund    Death
Year Age Outlay   at 5%  Value  Value  Proceeds Value  Value  Proceeds Value  Value  Proceeds
  1  46   2,050    2,153      0  1,338 200,000       0  1,338 200,000       0  1,338 200,000
  2  47   2,050    4,413    552  2,192 200,000     552  2,192 200,000     973  2,613 200,000
  3  48   2,050    6,786  1,374  3,014 200,000   1,374  3,014 200,000   2,211  3,851 200,000
  4  49   2,050    9,278  2,142  3,782 200,000   2,142  3,782 200,000   3,434  5,074 200,000
  5  50   2,050   11,894  2,834  4,474 200,000   2,834  4,474 200,000   4,620  6,260 200,000
  6  51   2,050   14,641  3,473  5,113 200,000   3,473  5,113 200,000   5,793  7,433 200,000
  7  52   2,050   17,526  4,038  5,678 200,000   4,038  5,678 200,000   6,930  8,570 200,000
  8  53   2,050   20,554  4,734  6,169 200,000   4,734  6,169 200,000   8,236  9,671 200,000
  9  54   2,050   23,735  5,335  6,565 200,000   5,335  6,565 200,000   9,486 10,716 200,000
 10  55   2,050   27,074  5,864  6,889 200,000   5,864  6,889 200,000  10,679 11,704 200,000
 11  56   2,050   30,580  6,648  7,468 200,000   6,648  7,468 200,000  12,187 13,007 200,000
 12  57   2,050   34,262  7,337  7,952 200,000   7,337  7,952 200,000  13,637 14,252 200,000
 13  58   2,050   38,127  7,932  8,342 200,000   7,932  8,342 200,000  15,009 15,419 200,000
 14  59   2,050   42,186  8,434  8,639 200,000   8,434  8,639 200,000  16,195 16,400 200,000
 15  60   2,050   46,448  8,844  8,844 200,000   8,844  8,844 200,000  17,199 17,199 200,000
 16  61   2,050   50,923  8,934  8,934 200,000   8,934  8,934 200,000  17,905 17,905 200,000
 17  62   2,050   55,621  8,889  8,889 200,000   8,889  8,889 200,000  18,520 18,520 200,000
 18  63   2,050   60,555  8,662  8,662 200,000   8,662  8,662 200,000  19,024 19,024 200,000
 19  64   2,050   65,735  8,231  8,231 200,000   8,231  8,231 200,000  19,438 19,438 200,000
 20  65   2,050   71,174  7,550  7,550 200,000   7,550  7,550 200,000  19,765 19,765 200,000
 21  66   2,050   76,886  6,595  6,595 200,000   6,595  6,595 200,000  20,005 20,005 200,000
 22  67   2,050   82,882  5,360  5,360 200,000   5,360  5,360 200,000  20,136 20,136 200,000
 23  68   2,050   89,179  3,844  3,844 200,000   3,844  3,844 200,000  20,140 20,140 200,000
 24  69   2,050   95,791  2,016  2,016 200,000   2,016  2,016 200,000  20,015 20,015 200,000
 25  70   2,050  102,733 LAPSED LAPSED  LAPSED  LAPSED LAPSED  LAPSED  19,763 19,763 200,000

This is an illustration, not a policy.

The maximum loan value is equal to 90% of the Cash Value. Loan interest at an annual rate of 5.25% will be charged in arrears on new or outstanding loans during the first 10 policy years. In policy years 11 and later, interest will be charged at the annual rate of 4.75% in arrears. These loan interest rates are guaranteed in the policy.

Borrowed funds are credited at 4.50% interest. Premiums are assumed to be paid at the beginning of the year or month. All other values and ages are at the end of the year and reflect any loans and surrenders. The current cost of insurance rates are not guaranteed and subject to change.

The hypothetical investment results are illustrative only, and should not be deemed a representation of past or future investment results. Actual investment results may be more or less than those shown, and will depend on a number of factors, including the investment allocations by policyowners, and the different investment rates of return for The Alger American Fund, Enterprise Accumulation Trust, INVESCO Variable Investment Funds, Inc., Janus Aspen Series, Lord Abbett Series Fund, MFS(R) Variable Insurance Trust/SM/, MONY Series Fund, Inc., PBHG Insurance Series Fund, PIMCO Variable Insurance Trust, or The Universal Institutional Funds, Inc. portfolios. The Cash Value, Fund Value and Death Proceeds for a policy would be different from those shown if the actual rates of investment return applicable to the policy averaged 0.00% or 0.00% over a period of years, but also fluctuated above or below those averages for individual policy years. No representations can be made by MONY Life Insurance Company of America,The Alger American Fund, Enterprise Accumulation Trust, INVESCO Variable Investment Funds, Inc., Janus Aspen Series, Lord Abbett Series Fund, MFS(R) Variable Insurance Trust/SM/, MONY Series Fund, Inc., PBHG Insurance Series Fund, PIMCO Variable Insurance Trust, or The Universal Institutional Funds, Inc., that these hypothetical rates of return can be achieved for any one year, or sustained over any period of time.

Age 45 Female Non-Smoker Preferred                      Prepared On: 10/11/2001
Specified Amount:  $200,000 . Death Benefit Option: Specified Amount for Option
1 . TP: $2,050.00 . GPT                                         Version 01.2002
Initial Modal Premium: $2,050.00 . Premium Mode: Annual . Riders: None Form # B2-98

[LOGO] MONY

                          LIFE INSURANCE ILLUSTRATION

                         MONY Variable Universal Life
               FLEXIBLE PREMIUM VARIABLE LIFE TO MATURITY POLICY

Standard Ledger Statement continued

                                    Guaranteed Charges                Current Charges
                         ----------------------------------------- ----------------------
                          0.00% (-0.93% Net)   0.00% (-0.93% Net)    0.00% (-0.93% Net)
End              Premium
 of      Premium Accum'd Cash  Fund   Death   Cash  Fund   Death   Cash   Fund    Death
Year Age Outlay   at 5%  Value Value Proceeds Value Value Proceeds Value  Value  Proceeds
 26  71   2,050  110,022                                           19,319 19,319 200,000
 27  72   2,050  117,675                                           18,704 18,704 200,000
 28  73   2,050  125,712                                           17,916 17,916 200,000
 29  74   2,050  134,150                                           16,781 16,781 200,000
 30  75   2,050  143,010                                           15,271 15,271 200,000
 31  76   2,050  152,313                                           13,379 13,379 200,000
 32  77   2,050  162,081                                           10,871 10,871 200,000
 33  78   2,050  172,337                                            7,746  7,746 200,000
 34  79   2,050  183,107                                            3,978  3,978 200,000
 35  80       0  192,262                                           LAPSED LAPSED  LAPSED

This is an illustration, not a policy.

The maximum loan value is equal to 90% of the Cash Value. Loan interest at an annual rate of 5.25% will be charged in arrears on new or outstanding loans during the first 10 policy years. In policy years 11 and later, interest will be charged at the annual rate of 4.75% in arrears. These loan interest rates are guaranteed in the policy.

Borrowed funds are credited at 4.50% interest. Premiums are assumed to be paid at the beginning of the year or month. All other values and ages are at the end of the year and reflect any loans and surrenders. The current cost of insurance rates are not guaranteed and subject to change.

The hypothetical investment results are illustrative only, and should not be deemed a representation of past or future investment results. Actual investment results may be more or less than those shown, and will depend on a number of factors, including the investment allocations by policyowners, and the different investment rates of return for The Alger American Fund, Enterprise Accumulation Trust, INVESCO Variable Investment Funds, Inc., Janus Aspen Series, Lord Abbett Series Fund, MFS(R) Variable Insurance Trust/SM/, MONY Series Fund, Inc., PBHG Insurance Series Fund, PIMCO Variable Insurance Trust, or The Universal Institutional Funds, Inc. portfolios. The Cash Value, Fund Value and Death Proceeds for a policy would be different from those shown if the actual rates of investment return applicable to the policy averaged 0.00% or 0.00% over a period of years, but also fluctuated above or below those averages for individual policy years. No representations can be made by MONY Life Insurance Company of America,The Alger American Fund, Enterprise Accumulation Trust, INVESCO Variable Investment Funds, Inc., Janus Aspen Series, Lord Abbett Series Fund, MFS(R) Variable Insurance Trust/SM/, MONY Series Fund, Inc., PBHG Insurance Series Fund, PIMCO Variable Insurance Trust, or The Universal Institutional Funds, Inc., that these hypothetical rates of return can be achieved for any one year, or sustained over any period of time.

Age 45 Female Non-Smoker Preferred                       Prepared on 10/11/2001
Specified Amount: $200,000 . Death Benefit Option: Specified Amount for Option
1 . TP: $2,050.00 . GPT                                         Version 01.2002
Initial Modal Premium: $2,050.00 . Premium Mode: Annual . Riders: None Form # B2-98

[LOGO] MONY

                          LIFE INSURANCE ILLUSTRATION

                         MONY Variable Universal Life
               FLEXIBLE PREMIUM VARIABLE LIFE TO MATURITY POLICY

Numeric Summary The following table shows how differences in investment returns and policy charges would affect policy cash value and death benefit.

                  Guaranteed Charges*    Guaranteed Charges**    Current Charges***
                 ---------------------- ---------------------- ----------------------
                   0.00% (-0.93% Net)     6.00% (5.07% Net)      6.00% (5.07% Net)
 Policy  Premium Cash   Fund    Death   Cash   Fund    Death   Cash   Fund    Death
  Year   Outlay  Value  Value  Proceeds Value  Value  Proceeds Value  Value  Proceeds
   1      2,050       0  1,338 200,000       0  1,434 200,000       0  1,434 200,000
   5      2,050   2,834  4,474 200,000   3,948  5,588 200,000   5,950  7,590 200,000
   10     2,050   5,864  6,889 200,000   9,545 10,570 200,000  15,653 16,678 200,000
   20     2,050   7,550  7,550 200,000  21,166 21,166 200,000  41,341 41,341 200,000
@ Age 70  2,050  LAPSED LAPSED  LAPSED  20,387 20,387 200,000  55,274 55,274 200,000
@ Age 85  2,050  LAPSED LAPSED  LAPSED  LAPSED LAPSED  LAPSED  84,576 84,576 200,000
@ Age 90  2,050  LAPSED LAPSED  LAPSED  LAPSED LAPSED  LAPSED  61,244 61,244 200,000

* Policylapses in policy year 25 based on guaranteed charges and a gross investment return of 0.00%.
**  Policylapses in policy year 32 based on guaranteed charges and a gross investment return of 6.00%.
*** Policylapses in policy year 50 based on current charges and a gross investment return of 6.00%.

Applicant's or   I have received a copy of this illustration and understand that any not-guaranteed
Policyowner's    elements are subject to change and could be either higher or lower. The agent has
Acknowledgement  told me that they are not guaranteed.


                 Signature of Applicant or Policyowner                      Date

Representative's I certify that this illustration has been presented to the applicant and that I have
Acknowledgement  explained that any not-guaranteed elements illustrated are subject to change. I have made no statements that are inconsistent with the illustration.


                 Signature of Represemtative                                Date

Age 45 Female Non-Smoker Preferred                       Prepared on 10/11/2001
Specified Amount: $200,000 . Death Benefit Option: Specified Amount for Option
1 . TP: $2,050.00 . GPT                                         Version 01.2002
Initial Modal Premium: $2,050.00 . Premium Mode: Annual  . Riders: None   Form #
B2-98

[LOGO] MONY

                          LIFE INSURANCE ILLUSTRATION

                         MONY Variable Universal Life
               FLEXIBLE PREMIUM VARIABLE LIFE TO MATURITY POLICY

Standard Ledger Statement

                                      Guaranteed Charges                  Current Charges
                         --------------------------------------------- ----------------------
                           0.00% (-0.93% Net)     6.00% (5.07% Net)      6.00% (5.07% Net)
End              Premium
 of      Premium Accum'd Cash   Fund    Death   Cash   Fund    Death   Cash   Fund    Death
Year Age Outlay   at 5%  Value  Value  Proceeds Value  Value  Proceeds Value  Value  Proceeds

  1  46   2,050    2,153      0  1,338 200,000       0  1,434 200,000       0  1,434 200,000
  2  47   2,050    4,413    552  2,192 200,000     814  2,454 200,000   1,249  2,889 200,000
  3  48   2,050    6,786  1,374  3,014 200,000   1,861  3,501 200,000   2,750  4,390 200,000
  4  49   2,050    9,278  2,142  3,782 200,000   2,913  4,553 200,000   4,324  5,964 200,000
  5  50   2,050   11,894  2,834  4,474 200,000   3,948  5,588 200,000   5,950  7,590 200,000
  6  51   2,050   14,641  3,473  5,113 200,000   4,988  6,628 200,000   7,655  9,295 200,000
  7  52   2,050   17,526  4,038  5,678 200,000   6,011  7,651 200,000   9,420 11,060 200,000
  8  53   2,050   20,554  4,734  6,169 200,000   7,222  8,657 200,000  11,453 12,888 200,000
  9  54   2,050   23,735  5,335  6,565 200,000   8,393  9,623 200,000  13,529 14,759 200,000
 10  55   2,050   27,074  5,864  6,889 200,000   9,545 10,570 200,000  15,653 16,678 200,000
 11  56   2,050   30,580  6,648  7,468 200,000  11,015 11,835 200,000  18,209 19,029 200,000
 12  57   2,050   34,262  7,337  7,952 200,000  12,462 13,077 200,000  20,837 21,452 200,000
 13  58   2,050   38,127  7,932  8,342 200,000  13,885 14,295 200,000  23,520 23,930 200,000
 14  59   2,050   42,186  8,434  8,639 200,000  15,284 15,489 200,000  26,157 26,362 200,000
 15  60   2,050   46,448  8,844  8,844 200,000  16,660 16,660 200,000  28,750 28,750 200,000
 16  61   2,050   50,923  8,934  8,934 200,000  17,783 17,783 200,000  31,179 31,179 200,000
 17  62   2,050   55,621  8,889  8,889 200,000  18,837 18,837 200,000  33,654 33,654 200,000
 18  63   2,050   60,555  8,662  8,662 200,000  19,774 19,774 200,000  36,159 36,159 200,000
 19  64   2,050   65,735  8,231  8,231 200,000  20,567 20,567 200,000  38,720 38,720 200,000
 20  65   2,050   71,174  7,550  7,550 200,000  21,166 21,166 200,000  41,341 41,341 200,000
 21  66   2,050   76,886  6,595  6,595 200,000  21,538 21,538 200,000  44,029 44,029 200,000
 22  67   2,050   82,882  5,360  5,360 200,000  21,672 21,672 200,000  46,771 46,771 200,000
 23  68   2,050   89,179  3,844  3,844 200,000  21,551 21,551 200,000  49,555 49,555 200,000
 24  69   2,050   95,791  2,016  2,016 200,000  21,137 21,137 200,000  52,387 52,387 200,000
 25  70   2,050  102,733 LAPSED LAPSED  LAPSED  20,387 20,387 200,000  55,274 55,274 200,000

This is an illustration, not a policy.

The maximum loan value is equal to 90% of the Cash Value. Loan interest at an annual rate of 5.25% will be charged in arrears on new or outstanding loans during the first 10 policy years. In policy years 11 and later, interest will be charged at the annual rate of 4.75% in arrears. These loan interest rates are guaranteed in the policy.

Borrowed funds are credited at 4.50% interest. Premiums are assumed to be paid at the beginning of the year or month. All other values and ages are at the end of the year and reflect any loans and surrenders. The current cost of insurance rates are not guaranteed and subject to change.

The hypothetical investment results are illustrative only, and should not be deemed a representation of past or future investment results. Actual investment results may be more or less than those shown, and will depend on a number of factors, including the investment allocations by policyowners, and the different investment rates of return for The Alger American Fund, Enterprise Accumulation Trust, INVESCO Variable Investment Funds, Inc., Janus Aspen Series, Lord Abbett Series Fund, MFS(R) Variable Insurance Trust/SM/, MONY Series Fund, Inc., PBHG Insurance Series Fund, PIMCO Variable Insurance Trust, or The Universal Institutional Funds, Inc. portfolios. The Cash Value, Fund Value and Death Proceeds for a policy would be different from those shown if the actual rates of investment return applicable to the policy averaged 0.00% or 6.00% over a period of years, but also fluctuated above or below those averages for individual policy years. No representations can be made by MONY Life Insurance Company of America,The Alger American Fund, Enterprise Accumulation Trust, INVESCO Variable Investment Funds, Inc., Janus Aspen Series, Lord Abbett Series Fund, MFS(R) Variable Insurance Trust/SM/, MONY Series Fund, Inc., PBHG Insurance Series Fund, PIMCO Variable Insurance Trust, or The Universal Institutional Funds, Inc., that these hypothetical rates of return can be achieved for any one year, or sustained over any period of time.

Age 45 Female Non-Smoker Preferred                       Prepared On 10/11/2001
Specified Amount:  $200,000 . Death Benefit Option: Specified Amount for Option
1 . TP: $2,050.00 . GPT                                         Version 01.2002
Initial Modal Premium: $2,050.00 . Premium Mode: Annual  . Riders: None   Form #
B2-98

[LOGO] MONY

                          LIFE INSURANCE ILLUSTRATION

                         MONY Variable Universal Life
               FLEXIBLE PREMIUM VARIABLE LIFE TO MATURITY POLICY

Standard Ledger Statement continued

                                     Guaranteed Charges                 Current Charges
                         ------------------------------------------- ----------------------
                          0.00% (-0.93% Net)    6.00% (5.07% Net)      6.00% (5.07% Net)
End              Premium
 of      Premium Accum'd Cash  Fund   Death   Cash   Fund    Death   Cash   Fund    Death
Year Age Outlay   at 5%  Value Value Proceeds Value  Value  Proceeds Value  Value  Proceeds
 26  71   2,050  110,022                      19,210 19,210 200,000  58,172 58,172 200,000
 27  72   2,050  117,675                      17,501 17,501 200,000  61,104 61,104 200,000
 28  73   2,050  125,712                      15,102 15,102 200,000  64,079 64,079 200,000
 29  74   2,050  134,150                      11,806 11,806 200,000  66,973 66,973 200,000
 30  75   2,050  143,010                       7,444  7,444 200,000  69,777 69,777 200,000
 31  76   2,050  152,313                       1,744  1,744 200,000  72,496 72,496 200,000
 32  77   2,050  162,081                      LAPSED LAPSED  LAPSED  74,981 74,981 200,000
 33  78   2,050  172,337                                             77,249 77,249 200,000
 34  79   2,050  183,107                                             79,296 79,296 200,000
 35  80   2,050  194,414                                             81,135 81,135 200,000
 36  81   2,050  206,288                                             82,746 82,746 200,000
 37  82   2,050  218,755                                             84,004 84,004 200,000
 38  83   2,050  231,845                                             84,832 84,832 200,000
 39  84   2,050  245,590                                             85,083 85,083 200,000
 40  85   2,050  260,022                                             84,576 84,576 200,000
 41  86   2,050  275,175                                             83,235 83,235 200,000
 42  87   2,050  291,086                                             80,461 80,461 200,000
 43  88   2,050  307,793                                             76,029 76,029 200,000
 44  89   2,050  325,335                                             69,677 69,677 200,000
 45  90   2,050  343,755                                             61,244 61,244 200,000
 46  91   2,050  363,095                                             51,479 51,479 200,000
 47  92   2,050  383,402                                             39,350 39,350 200,000
 48  93   2,050  404,725                                             22,920 22,920 200,000
 49  94   2,050  427,113                                              1,564  1,564 200,000
 50  95       0  448,469                                             LAPSED LAPSED  LAPSED

This is an illustration, not a policy.

The maximum loan value is equal to 90% of the Cash Value. Loan interest at an annual rate of 5.25% will be charged in arrears on new or outstanding loans during the first 10 policy years. In policy years 11 and later, interest will be charged at the annual rate of 4.75% in arrears. These loan interest rates are guaranteed in the policy.

Borrowed funds are credited at 4.50% interest. Premiums are assumed to be paid at the beginning of the year or month. All other values and ages are at the end of the year and reflect any loans and surrenders. The current cost of insurance rates are not guaranteed and subject to change.

The hypothetical investment results are illustrative only, and should not be deemed a representation of past or future investment results. Actual investment results may be more or less than those shown, and will depend on a number of factors, including the investment allocations by policyowners, and the different investment rates of return for The Alger American Fund, Enterprise Accumulation Trust, INVESCO Variable Investment Funds, Inc., Janus Aspen Series, Lord Abbett Series Fund, MFS(R) Variable Insurance Trust/SM/, MONY Series Fund, Inc., PBHG Insurance Series Fund, PIMCO Variable Insurance Trust, or The Universal Institutional Funds, Inc. portfolios. The Cash Value, Fund Value and Death Proceeds for a policy would be different from those shown if the actual rates of investment return applicable to the policy averaged 0.00% or 6.00% over a period of years, but also fluctuated above or below those averages for individual policy years. No representations can be made by MONY Life Insurance Company of America,The Alger American Fund, Enterprise Accumulation Trust, INVESCO Variable Investment Funds, Inc., Janus Aspen Series, Lord Abbett Series Fund, MFS(R) Variable Insurance Trust/SM/, MONY Series Fund, Inc., PBHG Insurance Series Fund, PIMCO Variable Insurance Trust, or The Universal Institutional Funds, Inc., that these hypothetical rates of return can be achieved for any one year, or sustained over any period of time.

Age 45 Female Non-Smoker Preferred                       Prepared On 10/11/2001
Specified Amount:  $200,000 . Death Benefit Option: Specified Amount for Option
1 . TP: $2,050.00 . GPT                                         Version 01.2002
Initial Modal Premium: $2,050.00 . Premium Mode: Annual . Riders: None Form # B2-98

[LOGO] MONY

                          LIFE INSURANCE ILLUSTRATION

                         MONY Variable Universal Life
               FLEXIBLE PREMIUM VARIABLE LIFE TO MATURITY POLICY

Numeric Summary The following table shows how differences in investment returns and policy charges would affect policy cash value and death benefit.

                  Guaranteed Charges*     Guaranteed Charges**        Current Charges***
                 ---------------------- ------------------------ -----------------------------
                   0.00% (-0.93% Net)     12.00% (11.07% Net)         12.00% (11.07% Net)
 Policy  Premium Cash   Fund    Death    Cash    Fund    Death     Cash      Fund     Death
  Year   Outlay  Value  Value  Proceeds  Value   Value  Proceeds   Value     Value   Proceeds
   1      2,050       0  1,338 200,000        0   1,531 200,000          0     1,531   200,000
   5      2,050   2,834  4,474 200,000    5,278   6,918 200,000      7,516     9,156   200,000
   10     2,050   5,864  6,889 200,000   15,048  16,073 200,000     22,848    23,873   200,000
   20     2,050   7,550  7,550 200,000   54,472  54,472 200,000     89,674    89,674   200,000
@ Age 70  2,050  LAPSED LAPSED  LAPSED   89,185  89,185 200,000    157,318   157,318   200,000
@ Age 85  2,050  LAPSED LAPSED  LAPSED  416,899 416,899 437,744    773,261   773,261   811,924
@ Age 90  2,050  LAPSED LAPSED  LAPSED  679,376 679,376 713,344  1,273,058 1,273,058 1,336,711

* Policy lapses in policy year 25 based on guaranteed charges and a gross investment return of 0.00%.
** Policy continues to age 100 based on guaranteed charges and a gross investment return of 12.00%.
***Policy continues to age 100 based on current charges and a gross investment return of 12.00%.

Applicant's or  I have received a copy of this illustration and understand that any not-guaranteed
Policyowner's   elements are subject to change and could be either higher or lower. The agent has
Acknowledgement told me that they are not guaranteed.


                Signature of Applicant or Policyowner                     Date

Representative's I certify that this illustration has been presented to the applicant and that I have
Acknowledgement  explained that any not-guaranteed elements illustrated are subject to change. I have made no statements that are inconsistent with the illustration.



                 Signature of Representative                           Date

Age 45 Female Non-Smoker Preferred                      Prepared On: 10/11/2001
Specified Amount:  $200,000 . Death Benefit Option: Specified Amount for Option
1 . TP: $2,050.00 . GPT                                         Version 01.2002
Initial Modal Premium: $2,050.00 . Premium Mode: Annual . Riders: None Form # B2-98

[LOGO] MONY

                          LIFE INSURANCE ILLUSTRATION

                         MONY Variable Universal Life
               FLEXIBLE PREMIUM VARIABLE LIFE TO MATURITY POLICY

Standard Ledger Statement

                                      Guaranteed Charges                   Current Charges
                         --------------------------------------------- ------------------------
                           0.00% (-0.93% Net)    12.00% (11.07% Net)     12.00% (11.07% Net)
End              Premium
 of      Premium Accum'd Cash   Fund    Death   Cash   Fund    Death    Cash    Fund    Death
Year Age Outlay   at 5%  Value  Value  Proceeds Value  Value  Proceeds  Value   Value  Proceeds

  1  46   2,050    2,153      0  1,338 200,000       0  1,531 200,000        0   1,531 200,000
  2  47   2,050    4,413    552  2,192 200,000   1,088  2,728 200,000    1,536   3,176 200,000
  3  48   2,050    6,786  1,374  3,014 200,000   2,394  4,034 200,000    3,336   4,976 200,000
  4  49   2,050    9,278  2,142  3,782 200,000   3,795  5,435 200,000    5,330   6,970 200,000
  5  50   2,050   11,894  2,834  4,474 200,000   5,278  6,918 200,000    7,516   9,156 200,000
  6  51   2,050   14,641  3,473  5,113 200,000   6,878  8,518 200,000    9,939  11,579 200,000
  7  52   2,050   17,526  4,038  5,678 200,000   8,584 10,224 200,000   12,601  14,241 200,000
  8  53   2,050   20,554  4,734  6,169 200,000  10,615 12,050 200,000   15,734  17,169 200,000
  9  54   2,050   23,735  5,335  6,565 200,000  12,757 13,987 200,000   19,139  20,369 200,000
 10  55   2,050   27,074  5,864  6,889 200,000  15,048 16,073 200,000   22,848  23,873 200,000
 11  56   2,050   30,580  6,648  7,468 200,000  17,857 18,677 200,000   27,291  28,111 200,000
 12  57   2,050   34,262  7,337  7,952 200,000  20,871 21,486 200,000   32,155  32,770 200,000
 13  58   2,050   38,127  7,932  8,342 200,000  24,118 24,528 200,000   37,468  37,878 200,000
 14  59   2,050   42,186  8,434  8,639 200,000  27,627 27,832 200,000   43,181  43,386 200,000
 15  60   2,050   46,448  8,844  8,844 200,000  31,432 31,432 200,000   49,353  49,353 200,000
 16  61   2,050   50,923  8,934  8,934 200,000  35,344 35,344 200,000   55,913  55,913 200,000
 17  62   2,050   55,621  8,889  8,889 200,000  39,590 39,590 200,000   63,143  63,143 200,000
 18  63   2,050   60,555  8,662  8,662 200,000  44,175 44,175 200,000   71,107  71,107 200,000
 19  64   2,050   65,735  8,231  8,231 200,000  49,129 49,129 200,000   79,916  79,916 200,000
 20  65   2,050   71,174  7,550  7,550 200,000  54,472 54,472 200,000   89,674  89,674 200,000
 21  66   2,050   76,886  6,595  6,595 200,000  60,245 60,245 200,000  100,502 100,502 200,000
 22  67   2,050   82,882  5,360  5,360 200,000  66,521 66,521 200,000  112,521 112,521 200,000
 23  68   2,050   89,179  3,844  3,844 200,000  73,381 73,381 200,000  125,875 125,875 200,000
 24  69   2,050   95,791  2,016  2,016 200,000  80,904 80,904 200,000  140,740 140,740 200,000
 25  70   2,050  102,733 LAPSED LAPSED  LAPSED  89,185 89,185 200,000  157,318 157,318 200,000

This is an illustration, not a policy.

The maximum loan value is equal to 90% of the Cash Value. Loan interest at an annual rate of 5.25% will be charged in arrears on new or outstanding loans during the first 10 policy years. In policy years 11 and later, interest will be charged at the annual rate of 4.75% in arrears. These loan interest rates are guaranteed in the policy.

Borrowed funds are credited at 4.50% interest. Premiums are assumed to be paid at the beginning of the year or month. All other values and ages are at the end of the year and reflect any loans and surrenders. The current cost of insurance rates are not guaranteed and subject to change.

The hypothetical investment results are illustrative only, and should not be deemed a representation of past or future investment results. Actual investment results may be more or less than those shown, and will depend on a number of factors, including the investment allocations by policyowners, and the different investment rates of return for The Alger American Fund, Enterprise Accumulation Trust, INVESCO Variable Investment Funds, Inc., Janus Aspen Series, Lord Abbett Series Fund, MFS(R) Variable Insurance Trust/SM/, MONY Series Fund, Inc., PBHG Insurance Series Fund, PIMCO Variable Insurance Trust, or The Universal Institutional Funds, Inc. portfolios. The Cash Value, Fund Value and Death Proceeds for a policy would be different from those shown if the actual rates of investment return applicable to the policy averaged 0.00% or 12.00% over a period of years, but also fluctuated above or below those averages for individual policy years. No representations can be made by MONY Life Insurance Company of America,The Alger American Fund, Enterprise Accumulation Trust, INVESCO Variable Investment Funds, Inc., Janus Aspen Series, Lord Abbett Series Fund, MFS(R) Variable Insurance Trust/SM/, MONY Series Fund, Inc., PBHG Insurance Series Fund, PIMCO Variable Insurance Trust, or The Universal Institutional Funds, Inc., that these hypothetical rates of return can be achieved for any one year, or sustained over any period of time.

Age 45 Female Non-Smoker Preferred                       Prepared on 10/11/2001
Specified Amount:  $200,000 . Death Benefit Option: Specified Amount for Option
1 . TP: $2,050.00 . GPT                                         Version 01.2002
Initial Modal Premium: $2,050.00 . Premium Mode: Annual . Riders: None Form # B2-98

[LOGO] MONY

                          LIFE INSURANCE ILLUSTRATION

                         MONY Variable Universal Life
               FLEXIBLE PREMIUM VARIABLE LIFE TO MATURITY POLICY

Standard Ledger Statement continued

                                         Guaranteed Charges                        Current Charges
                         -------------------------------------------------- -----------------------------
                          0.00% (-0.93% Net)       12.00% (11.07% Net)           12.00% (11.07% Net)
End              Premium
 of      Premium Accum'd Cash  Fund   Death     Cash      Fund     Death      Cash      Fund     Death
Year Age Outlay   at 5%  Value Value Proceeds   Value     Value   Proceeds    Value     Value   Proceeds
 26  71   2,050  110,022                         98,313    98,313   200,000   175,824   175,824   202,197
 27  72   2,050  117,675                        108,400   108,400   200,000   196,397   196,397   221,929
 28  73   2,050  125,712                        119,575   119,575   200,000   219,165   219,165   243,273
 29  74   2,050  134,150                        132,003   132,003   200,000   244,354   244,354   266,346
 30  75   2,050  143,010                        145,937   145,937   200,000   272,244   272,244   291,301
 31  76   2,050  152,313                        161,686   161,686   200,000   303,155   303,155   318,312
 32  77   2,050  162,081                        179,683   179,683   200,000   337,286   337,286   354,150
 33  78   2,050  172,337                        200,357   200,357   210,375   374,970   374,970   393,718
 34  79   2,050  183,107                        223,273   223,273   234,437   416,569   416,569   437,397
 35  80   2,050  194,414                        248,494   248,494   260,918   462,486   462,486   485,610
 36  81   2,050  206,288                        276,228   276,228   290,039   513,159   513,159   538,817
 37  82   2,050  218,755                        306,697   306,697   322,032   569,046   569,046   597,499
 38  83   2,050  231,845                        340,135   340,135   357,141   630,659   630,659   662,192
 39  84   2,050  245,590                        376,782   376,782   395,622   698,538   698,538   733,465
 40  85   2,050  260,022                        416,899   416,899   437,744   773,261   773,261   811,924
 41  86   2,050  275,175                        460,755   460,755   483,793   855,496   855,496   898,271
 42  87   2,050  291,086                        508,636   508,636   534,067   945,799   945,799   993,089
 43  88   2,050  307,793                        560,833   560,833   588,874 1,044,914 1,044,914 1,097,159
 44  89   2,050  325,335                        617,645   617,645   648,527 1,153,671 1,153,671 1,211,355
 45  90   2,050  343,755                        679,376   679,376   713,344 1,273,058 1,273,058 1,336,711
 46  91   2,050  363,095                        746,314   746,314   783,630 1,404,584 1,404,584 1,474,813
 47  92   2,050  383,402                        820,746   820,746   853,576 1,550,759 1,550,759 1,612,789
 48  93   2,050  404,725                        903,960   903,960   931,079 1,713,157 1,713,157 1,764,552
 49  94   2,050  427,113                        997,588   997,588 1,017,540 1,894,282 1,894,282 1,932,167
 50  95   2,050  450,622                      1,103,781 1,103,781 1,114,819 2,096,888 2,096,888 2,117,857

This is an illustration, not a policy.

The maximum loan value is equal to 90% of the Cash Value. Loan interest at an annual rate of 5.25% will be charged in arrears on new or outstanding loans during the first 10 policy years. In policy years 11 and later, interest will be charged at the annual rate of 4.75% in arrears. These loan interest rates are guaranteed in the policy.

Borrowed funds are credited at 4.50% interest. Premiums are assumed to be paid at the beginning of the year or month. All other values and ages are at the end of the year and reflect any loans and surrenders. The current cost of insurance rates are not guaranteed and subject to change.

The hypothetical investment results are illustrative only, and should not be deemed a representation of past or future investment results. Actual investment results may be more or less than those shown, and will depend on a number of factors, including the investment allocations by policyowners, and the different investment rates of return for The Alger American Fund, Enterprise Accumulation Trust, INVESCO Variable Investment Funds, Inc., Janus Aspen Series, Lord Abbett Series Fund, MFS(R) Variable Insurance Trust/SM/, MONY Series Fund, Inc., PBHG Insurance Series Fund, PIMCO Variable Insurance Trust, or The Universal Institutional Funds, Inc. portfolios. The Cash Value, Fund Value and Death Proceeds for a policy would be different from those shown if the actual rates of investment return applicable to the policy averaged 0.00% or 12.00% over a period of years, but also fluctuated above or below those averages for individual policy years. No representations can be made by MONY Life Insurance Company of America,The Alger American Fund, Enterprise Accumulation Trust, INVESCO Variable Investment Funds, Inc., Janus Aspen Series, Lord Abbett Series Fund, MFS(R) Variable Insurance Trust/SM/, MONY Series Fund, Inc., PBHG Insurance Series Fund, PIMCO Variable Insurance Trust, or The Universal Institutional Funds, Inc., that these hypothetical rates of return can be achieved for any one year, or sustained over any period of time.

Age 45 Female Non-Smoker Preferred                       Prepared on 10/11/2001
Specified Amount: $200,000 . Death Benefit Option: Specified Amount for Option
1 . TP: $2,050.00 . GPT                                         Version 01.2002
Initial Modal Premium: $2,050.00 . Premium Mode: Annual . Riders: None Form # B2-98

[LOGO] MONY

                          LIFE INSURANCE ILLUSTRATION

                         MONY Variable Universal Life
               FLEXIBLE PREMIUM VARIABLE LIFE TO MATURITY POLICY

Standard Ledger Statement continued

                                         Guaranteed Charges                        Current Charges
                         -------------------------------------------------- -----------------------------
                          0.00% (-0.93% Net)       12.00% (11.07% Net)           12.00% (11.07% Net)
End              Premium
 of      Premium Accum'd Cash  Fund   Death     Cash      Fund     Death      Cash      Fund     Death
Year Age Outlay   at 5%  Value Value Proceeds   Value     Value   Proceeds    Value     Value   Proceeds

 51   96  2,050  475,305                      1,220,522 1,220,522 1,232,727 2,320,870 2,320,870 2,344,078
 52   97  2,050  501,223                      1,348,350 1,348,350 1,361,834 2,568,394 2,568,394 2,594,078
 53   98  2,050  528,437                      1,487,007 1,487,007 1,501,877 2,841,810 2,841,810 2,870,228
 54   99  2,050  557,011                      1,637,598 1,637,598 1,653,974 3,143,908 3,143,908 3,175,347
 55  100  2,050  587,014                      1,803,228 1,803,228 1,821,260 3,477,674 3,477,674 3,512,451

This is an illustration, not a policy.

The maximum loan value is equal to 90% of the Cash Value. Loan interest at an annual rate of 5.25% will be charged in arrears on new or outstanding loans during the first 10 policy years. In policy years 11 and later, interest will be charged at the annual rate of 4.75% in arrears. These loan interest rates are guaranteed in the policy.

Borrowed funds are credited at 4.50% interest. Premiums are assumed to be paid at the beginning of the year or month. All other values and ages are at the end of the year and reflect any loans and surrenders. The current cost of insurance rates are not guaranteed and subject to change.

The hypothetical investment results are illustrative only, and should not be deemed a representation of past or future investment results. Actual investment results may be more or less than those shown, and will depend on a number of factors, including the investment allocations by policyowners, and the different investment rates of return for The Alger American Fund, Enterprise Accumulation Trust, INVESCO Variable Investment Funds, Inc., Janus Aspen Series, Lord Abbett Series Fund, MFS(R) Variable Insurance Trust/SM/, MONY Series Fund, Inc., PBHG Insurance Series Fund, PIMCO Variable Insurance Trust, or The Universal Institutional Funds, Inc. portfolios. The Cash Value, Fund Value and Death Proceeds for a policy would be different from those shown if the actual rates of investment return applicable to the policy averaged 0.00% or 12.00% over a period of years, but also fluctuated above or below those averages for individual policy years. No representations can be made by MONY Life Insurance Company of America,The Alger American Fund, Enterprise Accumulation Trust, INVESCO Variable Investment Funds, Inc., Janus Aspen Series, Lord Abbett Series Fund, MFS(R) Variable Insurance Trust/SM/, MONY Series Fund, Inc., PBHG Insurance Series Fund, PIMCO Variable Insurance Trust, or The Universal Institutional Funds, Inc., that these hypothetical rates of return can be achieved for any one year, or sustained over any period of time.


Age 45 Female Non-Smoker Preferred                      Prepared On: 10/11/2001
Specified Amount:  $200,000 . Death Benefit Option: Specified Amount for Option
1 . TP: $2,050.00 . GPT                                         Version 01.2002
Initial Modal Premium: $2,050.00 . Premium Mode: Annual . Riders: None Form # B2-98

[LOGO] MONY

                          LIFE INSURANCE ILLUSTRATION

                         MONY Variable Universal Life
               FLEXIBLE PREMIUM VARIABLE LIFE TO MATURITY POLICY

Numeric Summary The following table shows how differences in investment returns and policy charges would affect policy cash value and death benefit.

                  Guaranteed Charges*    Guaranteed Charges**    Current Charges***
                 ---------------------- ---------------------- ----------------------
                   0.00% (-0.93% Net)     0.00% (-0.93% Net)     0.00% (-0.93% Net)
 Policy  Premium Cash   Fund    Death   Cash   Fund    Death   Cash   Fund    Death
  Year   Outlay  Value  Value  Proceeds Value  Value  Proceeds Value  Value  Proceeds

   1      2,050       0  1,336 201,336       0  1,336 201,336       0  1,336 201,336
   5      2,050   2,775  4,415 204,415   2,775  4,415 204,415   4,594  6,234 206,234
   10     2,050   5,638  6,663 206,663   5,638  6,663 206,663  10,567 11,592 211,592
   20     2,050   6,550  6,550 206,550   6,550  6,550 206,550  18,822 18,822 218,822
@ Age 70  2,050  LAPSED LAPSED  LAPSED  LAPSED LAPSED  LAPSED  17,948 17,948 217,948
@ Age 85      0  LAPSED LAPSED  LAPSED  LAPSED LAPSED  LAPSED  LAPSED LAPSED  LAPSED
@ Age 90      0  LAPSED LAPSED  LAPSED  LAPSED LAPSED  LAPSED  LAPSED LAPSED  LAPSED

* Policy lapses in policy year 25 based on guaranteed charges and a gross investment return of 0.00%.
** Policy lapses in policy year 25 based on guaranteed charges and a gross investment return of 0.00%.
***Policy lapses in policy year 35 based on current charges and a gross investment return of 0.00%.

Applicant's or   I have received a copy of this illustration and understand that any not-guaranteed
Policyowner's    elements are subject to change and could be either higher or lower. The agent has
Acknowledgement  told me that they are not guaranteed.

                 Signature of Applicant or Policyowner                      Date

Representative's I certify that this illustration has been presented to the applicant and that I have
Acknowledgement  explained that any not-guaranteed elements illustrated are subject to change. I have made no statements that are inconsistent with the illustration.

                 Signature of Representative                                Date

Age 45 Female Non-Smoker Preferred                       Prepared on 10/11/2001
Specified Amount:  $200,000 . Death Benefit Option: Specified Amount for Option
2 . TP: $2,050.00 . GPT                                         Version 01.2002
Initial Modal Premium: $2,050.00 . Premium Mode: Annual . Riders: None Form # B2-98

[LOGO] MONY

                          LIFE INSURANCE ILLUSTRATION

                         MONY Variable Universal Life
               FLEXIBLE PREMIUM VARIABLE LIFE TO MATURITY POLICY

Standard Ledger Statement

                                      Guaranteed Charges                  Current Charges
                         --------------------------------------------- ----------------------
                           0.00% (-0.93% Net)     0.00% (-0.93% Net)     0.00% (-0.93% Net)
End              Premium
 of      Premium Accum'd Cash   Fund    Death   Cash   Fund    Death   Cash   Fund    Death
Year Age Outlay   at 5%  Value  Value  Proceeds Value  Value  Proceeds Value  Value  Proceeds
  1  46   2,050    2,153      0  1,336 201,336       0  1,336 201,336       0  1,336 201,336
  2  47   2,050    4,413    541  2,181 202,181     541  2,181 202,181     968  2,608 202,608
  3  48   2,050    6,786  1,351  2,991 202,991   1,351  2,991 202,991   2,200  3,840 203,840
  4  49   2,050    9,278  2,103  3,743 203,743   2,103  3,743 203,743   3,417  5,057 205,057
  5  50   2,050   11,894  2,775  4,415 204,415   2,775  4,415 204,415   4,594  6,234 206,234
  6  51   2,050   14,641  3,390  5,030 205,030   3,390  5,030 205,030   5,756  7,396 207,396
  7  52   2,050   17,526  3,926  5,566 205,566   3,926  5,566 205,566   6,879  8,519 208,519
  8  53   2,050   20,554  4,589  6,024 206,024   4,589  6,024 206,024   8,169  9,604 209,604
  9  54   2,050   23,735  5,152  6,382 206,382   5,152  6,382 206,382   9,399 10,629 210,629
 10  55   2,050   27,074  5,638  6,663 206,663   5,638  6,663 206,663  10,567 11,592 211,592
 11  56   2,050   30,580  6,373  7,193 207,193   6,373  7,193 207,193  12,046 12,866 212,866
 12  57   2,050   34,262  7,006  7,621 207,621   7,006  7,621 207,621  13,462 14,077 214,077
 13  58   2,050   38,127  7,539  7,949 207,949   7,539  7,949 207,949  14,790 15,200 215,200
 14  59   2,050   42,186  7,972  8,177 208,177   7,972  8,177 208,177  15,915 16,120 216,120
 15  60   2,050   46,448  8,308  8,308 208,308   8,308  8,308 208,308  16,838 16,838 216,838
 16  61   2,050   50,923  8,318  8,318 208,318   8,318  8,318 208,318  17,452 17,452 217,452
 17  62   2,050   55,621  8,186  8,186 208,186   8,186  8,186 208,186  17,963 17,963 217,963
 18  63   2,050   60,555  7,865  7,865 207,865   7,865  7,865 207,865  18,349 18,349 218,349
 19  64   2,050   65,735  7,335  7,335 207,335   7,335  7,335 207,335  18,634 18,634 218,634
 20  65   2,050   71,174  6,550  6,550 206,550   6,550  6,550 206,550  18,822 18,822 218,822
 21  66   2,050   76,886  5,491  5,491 205,491   5,491  5,491 205,491  18,912 18,912 218,912
 22  67   2,050   82,882  4,160  4,160 204,160   4,160  4,160 204,160  18,882 18,882 218,882
 23  68   2,050   89,179  2,560  2,560 202,560   2,560  2,560 202,560  18,710 18,710 218,710
 24  69   2,050   95,791    673    673 200,673     673    673 200,673  18,398 18,398 218,398
 25  70   2,050  102,733 LAPSED LAPSED  LAPSED  LAPSED LAPSED  LAPSED  17,948 17,948 217,948

This is an illustration, not a policy.

The maximum loan value is equal to 90% of the Cash Value. Loan interest at an annual rate of 5.25% will be charged in arrears on new or outstanding loans during the first 10 policy years. In policy years 11 and later, interest will be charged at the annual rate of 4.75% in arrears. These loan interest rates are guaranteed in the policy.

Borrowed funds are credited at 4.50% interest. Premiums are assumed to be paid at the beginning of the year or month. All other values and ages are at the end of the year and reflect any loans and surrenders. The current cost of insurance rates are not guaranteed and subject to change.

The hypothetical investment results are illustrative only, and should not be deemed a representation of past or future investment results. Actual investment results may be more or less than those shown, and will depend on a number of factors, including the investment allocations by policyowners, and the different investment rates of return for The Alger American Fund, Enterprise Accumulation Trust, INVESCO Variable Investment Funds, Inc., Janus Aspen Series, Lord Abbett Series Fund, MFS(R) Variable Insurance Trust/SM/, MONY Series Fund, Inc., PBHG Insurance Series Fund, PIMCO Variable Insurance Trust, or The Universal Institutional Funds, Inc. portfolios. The Cash Value, Fund Value and Death Proceeds for a policy would be different from those shown if the actual rates of investment return applicable to the policy averaged 0.00% or 0.00% over a period of years, but also fluctuated above or below those averages for individual policy years. No representations can be made by MONY Life Insurance Company of America, The Alger American Fund, Enterprise Accumulation Trust, INVESCO Variable Investment Funds, Inc., Janus Aspen Series, Lord Abbett Series Fund, MFS(R) Variable Insurance Trust/SM/, MONY Series Fund, Inc., PBHG Insurance Series Fund, PIMCO Variable Insurance Trust, or The Universal Institutional Funds, Inc., that these hypothetical rates of return can be achieved for any one year, or sustained over any period of time.

Age 45 Female Non-Smoker Preferred                       Prepared on 10/11/2001
Specified Amount:  $200,000 . Death Benefit Option: Specified Amount for Option
2 . TP: $2,050.00 . GPT                                         Version 01.2002
Initial Modal Premium: $2,050.00 . Premium Mode: Annual . Riders: None Form # B2-98

[LOGO] MONY

                          LIFE INSURANCE ILLUSTRATION

                         MONY Variable Universal Life
               FLEXIBLE PREMIUM VARIABLE LIFE TO MATURITY POLICY

Standard Ledger Statement continued

                                    Guaranteed Charges                Current Charges
                         ----------------------------------------- ----------------------
                          0.00% (-0.93% Net)   0.00% (-0.93% Net)    0.00% (-0.93% Net)
End              Premium
 of      Premium Accum'd Cash  Fund   Death   Cash  Fund   Death   Cash   Fund    Death
Year Age Outlay   at 5%  Value Value Proceeds Value Value Proceeds Value  Value  Proceeds

 26  71   2,050  110,022                                           17,289 17,289 217,289
 27  72   2,050  117,675                                           16,449 16,449 216,449
 28  73   2,050  125,712                                           15,430 15,430 215,430
 29  74   2,050  134,150                                           14,044 14,044 214,044
 30  75   2,050  143,010                                           12,272 12,272 212,272
 31  76   2,050  152,313                                           10,118 10,118 210,118
 32  77   2,050  162,081                                            7,351  7,351 207,351
 33  78   2,050  172,337                                            4,002  4,002 204,002
 34  79   2,050  183,107                                               78     78 200,078
 35  80       0  192,262                                           LAPSED LAPSED  LAPSED

This is an illustration, not a policy.

The maximum loan value is equal to 90% of the Cash Value. Loan interest at an annual rate of 5.25% will be charged in arrears on new or outstanding loans during the first 10 policy years. In policy years 11 and later, interest will be charged at the annual rate of 4.75% in arrears. These loan interest rates are guaranteed in the policy.

Borrowed funds are credited at 4.50% interest. Premiums are assumed to be paid at the beginning of the year or month. All other values and ages are at the end of the year and reflect any loans and surrenders. The current cost of insurance rates are not guaranteed and subject to change.

The hypothetical investment results are illustrative only, and should not be deemed a representation of past or future investment results. Actual investment results may be more or less than those shown, and will depend on a number of factors, including the investment allocations by policyowners, and the different investment rates of return for The Alger American Fund, Enterprise Accumulation Trust, INVESCO Variable Investment Funds, Inc., Janus Aspen Series, Lord Abbett Series Fund, MFS(R) Variable Insurance Trust/SM/, MONY Series Fund, Inc., PBHG Insurance Series Fund, PIMCO Variable Insurance Trust, or The Universal Institutional Funds, Inc. portfolios. The Cash Value, Fund Value and Death Proceeds for a policy would be different from those shown if the actual rates of investment return applicable to the policy averaged 0.00% or 0.00% over a period of years, but also fluctuated above or below those averages for individual policy years. No representations can be made by MONY Life Insurance Company of America, The Alger American Fund, Enterprise Accumulation Trust, INVESCO Variable Investment Funds, Inc., Janus Aspen Series, Lord Abbett Series Fund, MFS(R) Variable Insurance Trust/SM/, MONY Series Fund, Inc., PBHG Insurance Series Fund, PIMCO Variable Insurance Trust, or The Universal Institutional Funds, Inc., that these hypothetical rates of return can be achieved for any one year, or sustained over any period of time.

Age 45 Female Non-Smoker Preferred                      Prepared On: 10/11/2001
Specified Amount: $200,000 . Death Benefit Option: Specified Amount for Option
2 . TP: $2,050.00 . GPT                                         Version 01.2002
Initial Modal Premium: $2,050.00 . Premium Mode: Annual . Riders: None Form # B2-98

[LOGO] MONY

                          LIFE INSURANCE ILLUSTRATION

                         MONY Variable Universal Life
               FLEXIBLE PREMIUM VARIABLE LIFE TO MATURITY POLICY

Numeric Summary The following table shows how differences in investment returns and policy charges would affect policy cash value and death benefit.

                  Guaranteed Charges*    Guaranteed Charges**    Current Charges***
                 ---------------------- ---------------------- ----------------------
                   0.00% (-0.93% Net)     6.00% (5.07% Net)      6.00% (5.07% Net)
 Policy  Premium Cash   Fund    Death   Cash   Fund    Death   Cash   Fund    Death
  Year   Outlay  Value  Value  Proceeds Value  Value  Proceeds Value  Value  Proceeds

   1      2,050       0  1,336 201,336       0  1,432 201,432       0  1,432 201,432
   5      2,050   2,775  4,415 204,415   3,874  5,514 205,514   5,917  7,557 207,557
   10     2,050   5,638  6,663 206,663   9,191 10,216 210,216  15,483 16,508 216,508
   20     2,050   6,550  6,550 206,550  18,637 18,637 218,637  39,251 39,251 239,251
@ Age 70  2,050  LAPSED LAPSED  LAPSED  15,037 15,037 215,037  50,131 50,131 250,131
@ Age 85  2,050  LAPSED LAPSED  LAPSED  LAPSED LAPSED  LAPSED  31,272 31,272 231,272
@ Age 90      0  LAPSED LAPSED  LAPSED  LAPSED LAPSED  LAPSED  LAPSED LAPSED  LAPSED

* Policy lapses in policy year 25 based on guaranteed charges and a gross investment return of 0.00%.
** Policy lapses in policy year 30 based on guaranteed charges and a gross investment return of 6.00%.
***Policy lapses in policy year 43 based on current charges and a gross investment return of 6.00%.

Applicant's or   I have received a copy of this illustration and understand that any not-guaranteed
Policyowner's    elements are subject to change and could be either higher or lower. The agent has
Acknowledgement  told me that they are not guaranteed.


                 Signature of Applicant or Policyowner                      Date

Representative's I certify that this illustration has been presented to the applicant and that I have
Acknowledgement  explained that any not-guaranteed elements illustrated are subject to change. I have made no statements that are inconsistent with the illustration.


                 Signature of Representative                                Date


Age 45 Female Non-Smoker Preferred                      Prepared On: 10/11/2001
Specified Amount:  $200,000 . Death Benefit Option: Specified Amount for Option
2 . TP: $2,050.00 . GPT                                         Version 01.2002
Initial Modal Premium: $2,050.00 . Premium Mode: Annual . Riders: None Form # B2-98

[LOGO] MONY

                          LIFE INSURANCE ILLUSTRATION

                         MONY Variable Universal Life
               FLEXIBLE PREMIUM VARIABLE LIFE TO MATURITY POLICY

Standard Ledger Statement

                                      Guaranteed Charges                  Current Charges
                         --------------------------------------------- ----------------------
                           0.00% (-0.93% Net)     6.00% (5.07% Net)      6.00% (5.07% Net)
End              Premium
 of      Premium Accum'd Cash   Fund    Death   Cash   Fund    Death   Cash   Fund    Death
Year Age Outlay   at 5%  Value  Value  Proceeds Value  Value  Proceeds Value  Value  Proceeds
  1  46   2,050    2,153      0  1,336 201,336       0  1,432 201,432       0  1,432 201,432
  2  47   2,050    4,413    541  2,181 202,181     802  2,442 202,442   1,243  2,883 202,883
  3  48   2,050    6,786  1,351  2,991 202,991   1,835  3,475 203,475   2,738  4,378 204,378
  4  49   2,050    9,278  2,103  3,743 203,743   2,867  4,507 204,507   4,303  5,943 205,943
  5  50   2,050   11,894  2,775  4,415 204,415   3,874  5,514 205,514   5,917  7,557 207,557
  6  51   2,050   14,641  3,390  5,030 205,030   4,879  6,519 206,519   7,607  9,247 209,247
  7  52   2,050   17,526  3,926  5,566 205,566   5,858  7,498 207,498   9,351 10,991 210,991
  8  53   2,050   20,554  4,589  6,024 206,024   7,015  8,450 208,450  11,359 12,794 212,794
  9  54   2,050   23,735  5,152  6,382 206,382   8,119  9,349 209,349  13,402 14,632 214,632
 10  55   2,050   27,074  5,638  6,663 206,663   9,191 10,216 210,216  15,483 16,508 216,508
 11  56   2,050   30,580  6,373  7,193 207,193  10,565 11,385 211,385  17,987 18,807 218,807
 12  57   2,050   34,262  7,006  7,621 207,621  11,897 12,512 212,512  20,550 21,165 221,165
 13  58   2,050   38,127  7,539  7,949 207,949  13,184 13,594 213,594  23,150 23,560 223,560
 14  59   2,050   42,186  7,972  8,177 208,177  14,423 14,628 214,628  25,667 25,872 225,872
 15  60   2,050   46,448  8,308  8,308 208,308  15,613 15,613 215,613  28,097 28,097 228,097
 16  61   2,050   50,923  8,318  8,318 208,318  16,522 16,522 216,522  30,329 30,329 230,329
 17  62   2,050   55,621  8,186  8,186 208,186  17,327 17,327 217,327  32,567 32,567 232,567
 18  63   2,050   60,555  7,865  7,865 207,865  17,973 17,973 217,973  34,789 34,789 234,789
 19  64   2,050   65,735  7,335  7,335 207,335  18,429 18,429 218,429  37,016 37,016 237,016
 20  65   2,050   71,174  6,550  6,550 206,550  18,637 18,637 218,637  39,251 39,251 239,251
 21  66   2,050   76,886  5,491  5,491 205,491  18,561 18,561 218,561  41,493 41,493 241,493
 22  67   2,050   82,882  4,160  4,160 204,160  18,187 18,187 218,187  43,718 43,718 243,718
 23  68   2,050   89,179  2,560  2,560 202,560  17,502 17,502 217,502  45,901 45,901 245,901
 24  69   2,050   95,791    673    673 200,673  16,465 16,465 216,465  48,039 48,039 248,039
 25  70   2,050  102,733 LAPSED LAPSED  LAPSED  15,037 15,037 215,037  50,131 50,131 250,131

This is an illustration, not a policy.

The maximum loan value is equal to 90% of the Cash Value. Loan interest at an annual rate of 5.25% will be charged in arrears on new or outstanding loans during the first 10 policy years. In policy years 11 and later, interest will be charged at the annual rate of 4.75% in arrears. These loan interest rates are guaranteed in the policy.

Borrowed funds are credited at 4.50% interest. Premiums are assumed to be paid at the beginning of the year or month. All other values and ages are at the end of the year and reflect any loans and surrenders. The current cost of insurance rates are not guaranteed and subject to change.

The hypothetical investment results are illustrative only, and should not be deemed a representation of past or future investment results. Actual investment results may be more or less than those shown, and will depend on a number of factors, including the investment allocations by policyowners, and the different investment rates of return for The Alger American Fund, Enterprise Accumulation Trust, INVESCO Variable Investment Funds, Inc., Janus Aspen Series, Lord Abbett Series Fund, MFS(R) Variable Insurance Trust/SM/, MONY Series Fund, Inc., PBHG Insurance Series Fund, PIMCO Variable Insurance Trust, or The Universal Institutional Funds, Inc. portfolios. The Cash Value, Fund Value and Death Proceeds for a policy would be different from those shown if the actual rates of investment return applicable to the policy averaged 0.00% or 6.00% over a period of years, but also fluctuated above or below those averages for individual policy years. No representations can be made by MONY Life Insurance Company of America, The Alger American Fund, Enterprise Accumulation Trust, INVESCO Variable Investment Funds, Inc., Janus Aspen Series, Lord Abbett Series Fund, MFS(R) Variable Insurance Trust/SM/, MONY Series Fund, Inc., PBHG Insurance Series Fund, PIMCO Variable Insurance Trust, or The Universal Institutional Funds, Inc., that these hypothetical rates of return can be achieved for any one year, or sustained over any period of time.

Age 45 Female Non-Smoker Preferred                      Prepared On: 10/11/2001
Specified Amount:  $200,000 . Death Benefit Option: Specified Amount for Option
1 . TP: $2,050.00 . GPT                                         Version 01.2002
Initial Modal Premium: $2,050.00 . Premium Mode: Annual . Riders: None Form # B2-98

[LOGO] MONY

                          LIFE INSURANCE ILLUSTRATION

                         MONY Variable Universal Life
               FLEXIBLE PREMIUM VARIABLE LIFE TO MATURITY POLICY

Standard Ledger Statement continued

                                     Guaranteed Charges                 Current Charges
                         ------------------------------------------- ----------------------
                          0.00% (-0.93% Net)    6.00% (5.07% Net)      6.00% (5.07% Net)
End              Premium
 of      Premium Accum'd Cash  Fund   Death   Cash   Fund    Death   Cash   Fund    Death
Year Age Outlay   at 5%  Value Value Proceeds Value  Value  Proceeds Value  Value  Proceeds

 26  71   2,050  110,022                      13,125 13,125 213,125  52,101 52,101 252,101
 27  72   2,050  117,675                      10,632 10,632 210,632  53,968 53,968 253,968
 28  73   2,050  125,712                       7,409  7,409 207,409  55,727 55,727 255,727
 29  74   2,050  134,150                       3,274  3,274 203,274  57,176 57,176 257,176
 30  75   2,050  143,010                      LAPSED LAPSED  LAPSED  58,278 58,278 258,278
 31  76   2,050  152,313                                             59,015 59,015 259,015
 32  77   2,050  162,081                                             59,126 59,126 259,126
 33  78   2,050  172,337                                             58,605 58,605 258,605
 34  79   2,050  183,107                                             57,423 57,423 257,423
 35  80   2,050  194,414                                             55,573 55,573 255,573
 36  81   2,050  206,288                                             52,998 52,998 252,998
 37  82   2,050  218,755                                             49,470 49,470 249,470
 38  83   2,050  231,845                                             44,844 44,844 244,844
 39  84   2,050  245,590                                             38,873 38,873 238,873
 40  85   2,050  260,022                                             31,272 31,272 231,272
 41  86   2,050  275,175                                             21,989 21,989 221,989
 42  87   2,050  291,086                                             10,134 10,134 210,134
 43  88       0  305,641                                             LAPSED LAPSED  LAPSED

This is an illustration, not a policy.

The maximum loan value is equal to 90% of the Cash Value. Loan interest at an annual rate of 5.25% will be charged in arrears on new or outstanding loans during the first 10 policy years. In policy years 11 and later, interest will be charged at the annual rate of 4.75% in arrears. These loan interest rates are guaranteed in the policy.

Borrowed funds are credited at 4.50% interest. Premiums are assumed to be paid at the beginning of the year or month. All other values and ages are at the end of the year and reflect any loans and surrenders. The current cost of insurance rates are not guaranteed and subject to change.

The hypothetical investment results are illustrative only, and should not be deemed a representation of past or future investment results. Actual investment results may be more or less than those shown, and will depend on a number of factors, including the investment allocations by policyowners, and the different investment rates of return for The Alger American Fund, Enterprise Accumulation Trust, INVESCO Variable Investment Funds, Inc., Janus Aspen Series, Lord Abbett Series Fund, MFS(R) Variable Insurance Trust/SM/, MONY Series Fund, Inc., PBHG Insurance Series Fund, PIMCO Variable Insurance Trust, or The Universal Institutional Funds, Inc. portfolios. The Cash Value, Fund Value and Death Proceeds for a policy would be different from those shown if the actual rates of investment return applicable to the policy averaged 0.00% or 6.00% over a period of years, but also fluctuated above or below those averages for individual policy years. No representations can be made by MONY Life Insurance Company of America, The Alger American Fund, Enterprise Accumulation Trust, INVESCO Variable Investment Funds, Inc., Janus Aspen Series, Lord Abbett Series Fund, MFS(R) Variable Insurance Trust/SM/, MONY Series Fund, Inc., PBHG Insurance Series Fund, PIMCO Variable Insurance Trust, or The Universal Institutional Funds, Inc., that these hypothetical rates of return can be achieved for any one year, or sustained over any period of time.

Age 45 Female Non-Smoker Preferred                       Prepared On 10/11/2001
Specified Amount:  $200,000 . Death Benefit Option: Specified Amount for Option
2 . TP: $2,050.00 . GPT                                         Version 01.2002
Initial Modal Premium: $2,050.00 . Premium Mode: Annual . Riders: None Form # B2-98

[LOGO] MONY

                          LIFE INSURANCE ILLUSTRATION

                         MONY Variable Universal Life
               FLEXIBLE PREMIUM VARIABLE LIFE TO MATURITY POLICY


Numeric Summary The following table shows how differences in investment returns and policy charges would affect policy cash value and death benefit.

                  Guaranteed Charges*    Guaranteed Charges**     Current Charges***
                 ---------------------- ---------------------- -------------------------
                   0.00% (-0.93% Net)    12.00% (11.07% Net)      12.00% (11.07% Net)
 Policy  Premium Cash   Fund    Death   Cash   Fund    Death    Cash    Fund    Death
  Year   Outlay  Value  Value  Proceeds Value  Value  Proceeds  Value   Value  Proceeds
   1      2,050       0  1,336 201,336       0  1,529 201,529        0   1,529   201,529
   5      2,050   2,775  4,415 204,415   5,185  6,825 206,825    7,475   9,115   209,115
   10     2,050   5,638  6,663 206,663  14,498 15,523 215,523   22,591  23,616   223,616
   20     2,050   6,550  6,550 206,550  48,132 48,132 248,132   84,931  84,931   284,931
@ Age 70  2,050  LAPSED LAPSED  LAPSED  70,744 70,744 270,744  142,381 142,381   342,381
@ Age 85  2,050  LAPSED LAPSED  LAPSED  68,369 68,369 268,369  562,628 562,628   762,628
@ Age 90  2,050  LAPSED LAPSED  LAPSED  LAPSED LAPSED  LAPSED  843,975 843,975 1,043,975

* Policy lapses in policy year 25 based on guaranteed charges and a gross investment return of 0.00%.
** Policy lapses in policy year 43 based on guaranteed charges and a gross investment return of 12.00%.
***Policy continues to age 100 based on current charges and a gross investment return of 12.00%.

Applicant's or  I have received a copy of this illustration and understand that any not-guaranteed
Policyowner's   elements are subject to change and could be either higher or lower. The agent has told
Acknowledgement me that they are not guaranteed.


                    Signature of Applicant or Policyowner Date

Representative's I certify that this illustration has been presented to the applicant and that I have
Acknowledgement  explained that any not-guaranteed elements illustrated are subject to change. I have made no statements that are inconsistent with the illustration.


                         Signature of Representative Date

Age 45 Female Non-Smoker Preferred                      Prepared on: 10/11/2001
Specified Amount: $200,000 . Death Benefit Option: Specified Amount for Option
2 . TP: $2,050.00 . GPT                                         Version 01.2002
Initial Modal Premium: $2,050.000 . Premium Mode: Annual . Riders: None   Form #
B2-98

[LOGO] MONY

                          LIFE INSURANCE ILLUSTRATION

                         MONY Variable Universal Life
               FLEXIBLE PREMIUM VARIABLE LIFE TO MATURITY POLICY

Standard Ledger Statement

                                      Guaranteed Charges                   Current Charges
                         --------------------------------------------- ------------------------
                           0.00% (-0.93% Net)    12.00% (11.07% Net)     12.00% (11.07% Net)
End              Premium
 of      Premium Accum'd Cash   Fund    Death   Cash   Fund    Death    Cash    Fund    Death
Year Age Outlay   at 5%  Value  Value  Proceeds Value  Value  Proceeds  Value   Value  Proceeds
  1  46   2,050    2,153      0  1,336 201,336       0  1,529 201,529        0   1,529 201,529
  2  47   2,050    4,413    541  2,181 202,181   1,075  2,715 202,715    1,530   3,170 203,170
  3  48   2,050    6,786  1,351  2,991 202,991   2,364  4,004 204,004    3,322   4,962 204,962
  4  49   2,050    9,278  2,103  3,743 203,743   3,739  5,379 205,379    5,305   6,945 206,945
  5  50   2,050   11,894  2,775  4,415 204,415   5,185  6,825 206,825    7,475   9,115 209,115
  6  51   2,050   14,641  3,390  5,030 205,030   6,736  8,376 208,376    9,876  11,516 211,516
  7  52   2,050   17,526  3,926  5,566 205,566   8,376 10,016 210,016   12,509  14,149 214,149
  8  53   2,050   20,554  4,589  6,024 206,024  10,320 11,755 211,755   15,602  17,037 217,037
  9  54   2,050   23,735  5,152  6,382 206,382  12,350 13,580 213,580   18,954  20,184 220,184
 10  55   2,050   27,074  5,638  6,663 206,663  14,498 15,523 215,523   22,591  23,616 223,616
 11  56   2,050   30,580  6,373  7,193 207,193  17,126 17,946 217,946   26,943  27,763 227,763
 12  57   2,050   34,262  7,006  7,621 207,621  19,911 20,526 220,526   31,686  32,301 232,301
 13  58   2,050   38,127  7,539  7,949 207,949  22,871 23,281 223,281   36,839  37,249 237,249
 14  59   2,050   42,186  7,972  8,177 208,177  26,024 26,229 226,229   42,318  42,523 242,523
 15  60   2,050   46,448  8,308  8,308 208,308  29,391 29,391 229,391   48,159  48,159 248,159
 16  61   2,050   50,923  8,318  8,318 208,318  32,765 32,765 232,765   54,296  54,296 254,296
 17  62   2,050   55,621  8,186  8,186 208,186  36,348 36,348 236,348   60,987  60,987 260,987
 18  63   2,050   60,555  7,865  7,865 207,865  40,112 40,112 240,112   68,267  68,267 268,267
 19  64   2,050   65,735  7,335  7,335 207,335  44,050 44,050 244,050   76,224  76,224 276,224
 20  65   2,050   71,174  6,550  6,550 206,550  48,132 48,132 248,132   84,931  84,931 284,931
 21  66   2,050   76,886  5,491  5,491 205,491  52,347 52,347 252,347   94,466  94,466 294,466
 22  67   2,050   82,882  4,160  4,160 204,160  56,709 56,709 256,709  104,895 104,895 304,895
 23  68   2,050   89,179  2,560  2,560 202,560  61,235 61,235 261,235  116,286 116,286 316,286
 24  69   2,050   95,791    673    673 200,673  65,916 65,916 265,916  128,744 128,744 328,744
 25  70   2,050  102,733 LAPSED LAPSED  LAPSED  70,744 70,744 270,744  142,381 142,381 342,381

This is an illustration, not a policy.

The maximum loan value is equal to 90% of the Cash Value. Loan interest at an annual rate of 5.25% will be charged in arrears on new or outstanding loans during the first 10 policy years. In policy years 11 and later, interest will be charged at the annual rate of 4.75% in arrears. These loan interest rates are guaranteed in the policy.

Borrowed funds are credited at 4.50% interest. Premiums are assumed to be paid at the beginning of the year or month. All other values and ages are at the end of the year and reflect any loans and surrenders. The current cost of insurance rates are not guaranteed and subject to change.

The hypothetical investment results are illustrative only, and should not be deemed a representation of past or future investment results. Actual investment results may be more or less than those shown, and will depend on a number of factors, including the investment allocations by policyowners, and the different investment rates of return for The Alger American Fund, Enterprise Accumulation Trust, INVESCO Variable Investment Funds, Inc., Janus Aspen Series, Lord Abbett Series Fund, MFS(R) Variable Insurance Trust/SM/, MONY Series Fund, Inc., PBHG Insurance Series Fund, PIMCO Variable Insurance Trust, or The Universal Institutional Funds, Inc. portfolios. The Cash Value, Fund Value and Death Proceeds for a policy would be different from those shown if the actual rates of investment return applicable to the policy averaged 0.00% or 12.00% over a period of years, but also fluctuated above or below those averages for individual policy years. No representations can be made by MONY Life Insurance Company of America, The Alger American Fund, Enterprise Accumulation Trust, INVESCO Variable Investment Funds, Inc., Janus Aspen Series, Lord Abbett Series Fund, MFS(R) Variable Insurance Trust/SM/, MONY Series Fund, Inc., PBHG Insurance Series Fund, PIMCO Variable Insurance Trust, or The Universal Institutional Funds, Inc., that these hypothetical rates of return can be achieved for any one year, or sustained over any period of time.

Age 45 Female Non-Smoker Preferred                      Prepared On: 10/11/2001
Specified Amount: $200,000 . Death Benefit Option: Specified Amount for Option
2 . TP: $2,050.00 . GPT                                         Version 01.2002
Initial Modal Premium: $2,050.00 . Premium Mode: Annual . Riders: None Form # B2-98

[LOGO] MONY

                          LIFE INSURANCE ILLUSTRATION

                         MONY Variable Universal Life
               FLEXIBLE PREMIUM VARIABLE LIFE TO MATURITY POLICY

Standard Ledger Statement continued

                                      Guaranteed Charges                      Current Charges
                         --------------------------------------------- -----------------------------
                          0.00% (-0.93% Net)    12.00% (11.07% Net)         12.00% (11.07% Net)

End              Premium
 of      Premium Accum'd Cash  Fund   Death    Cash    Fund    Death     Cash      Fund     Death
Year Age Outlay   at 5%  Value Value Proceeds  Value   Value  Proceeds   Value     Value   Proceeds

 26  71   2,050  110,022                       75,660  75,660 275,660    157,249   157,249   357,249
 27  72   2,050  117,675                       80,596  80,596 280,596    173,504   173,504   373,504
 28  73   2,050  125,712                       85,429  85,429 285,429    191,295   191,295   391,295
 29  74   2,050  134,150                       89,996  89,996 289,996    210,584   210,584   410,584
 30  75   2,050  143,010                       94,194  94,194 294,194    231,507   231,507   431,507
 31  76   2,050  152,313                       97,832  97,832 297,832    254,239   254,239   454,239
 32  77   2,050  162,081                      100,799 100,799 300,799    278,722   278,722   478,722
 33  78   2,050  172,337                      102,924 102,924 302,924    305,168   305,168   505,168
 34  79   2,050  183,107                      104,014 104,014 304,014    333,790   333,790   533,790
 35  80   2,050  194,414                      103,809 103,809 303,809    364,844   364,844   564,844
 36  81   2,050  206,288                      101,966 101,966 301,966    398,566   398,566   598,566
 37  82   2,050  218,755                       98,060  98,060 298,060    435,043   435,043   635,043
 38  83   2,050  231,845                       91,564  91,564 291,564    474,470   474,470   674,470
 39  84   2,050  245,590                       81,874  81,874 281,874    516,963   516,963   716,963
 40  85   2,050  260,022                       68,369  68,369 268,369    562,628   562,628   762,628
 41  86   2,050  275,175                       50,358  50,358 250,358    611,830   611,830   811,830
 42  87   2,050  291,086                       27,106  27,106 227,106    664,127   664,127   864,127
 43  88   2,050  307,793                       LAPSED  LAPSED  LAPSED    719,880   719,880   919,880
 44  89   2,050  325,335                                                 779,563   779,563   979,563
 45  90   2,050  343,755                                                 843,975   843,975 1,043,975
 46  91   2,050  363,095                                                 915,294   915,294 1,115,294
 47  92   2,050  383,402                                                 993,218   993,218 1,193,218
 48  93   2,050  404,725                                               1,076,820 1,076,820 1,276,820
 49  94   2,050  427,113                                               1,167,338 1,167,338 1,367,338
 50  95   2,050  450,622                                               1,265,398 1,265,398 1,465,398

This is an illustration, not a policy.

The maximum loan value is equal to 90% of the Cash Value. Loan interest at an annual rate of 5.25% will be charged in arrears on new or outstanding loans during the first 10 policy years. In policy years 11 and later, interest will be charged at the annual rate of 4.75% in arrears. These loan interest rates are guaranteed in the policy.

Borrowed funds are credited at 4.50% interest. Premiums are assumed to be paid at the beginning of the year or month. All other values and ages are at the end of the year and reflect any loans and surrenders. The current cost of insurance rates are not guaranteed and subject to change.

The hypothetical investment results are illustrative only, and should not be deemed a representation of past or future investment results. Actual investment results may be more or less than those shown, and will depend on a number of factors, including the investment allocations by policyowners, and the different investment rates of return for The Alger American Fund, Enterprise Accumulation Trust, INVESCO Variable Investment Funds, Inc., Janus Aspen Series, Lord Abbett Series Fund, MFS(R) Variable Insurance Trust/SM/, MONY Series Fund, Inc., PBHG Insurance Series Fund, PIMCO Variable Insurance Trust, or The Universal Institutional Funds, Inc. portfolios. The Cash Value, Fund Value and Death Proceeds for a policy would be different from those shown if the actual rates of investment return applicable to the policy averaged 0.00% or 12.00% over a period of years, but also fluctuated above or below those averages for individual policy years. No representations can be made by MONY Life Insurance Company of America,The Alger American Fund, Enterprise Accumulation Trust, INVESCO Variable Investment Funds, Inc., Janus Aspen Series, Lord Abbett Series Fund, MFS(R) Variable Insurance Trust/SM/, MONY Series Fund, Inc., PBHG Insurance Series Fund, PIMCO Variable Insurance Trust, or The Universal Institutional Funds, Inc., that these hypothetical rates of return can be achieved for any one year, or sustained over any period of time.
Age 45 Female Non-Smoker Preferred                      Prepared On: 10/11/2001
Specified Amount: $200,000 . Death Benefit Option: Specified Amount for Option
2 . TP: $2,050.00 . GPT                                         Version 01.2002
Initial Modal Premium: $2,050.00 . Premium Mode: Annual . Riders: None Form # B2-98

[LOGO] MONY

                          LIFE INSURANCE ILLUSTRATION

                         MONY Variable Universal Life
               FLEXIBLE PREMIUM VARIABLE LIFE TO MATURITY POLICY

Standard Ledger Statement continued

                                    Guaranteed Charges                    Current Charges
                         ----------------------------------------- -----------------------------
                          0.00% (-0.93% Net)  12.00% (11.07% Net)       12.00% (11.07% Net)
End              Premium
 of      Premium Accum'd Cash  Fund   Death   Cash  Fund   Death     Cash      Fund     Death
Year Age Outlay   at 5%  Value Value Proceeds Value Value Proceeds   Value     Value   Proceeds

 51   96  2,050  475,305                                           1,373,001 1,373,001 1,573,001
 52   97  2,050  501,223                                           1,490,167 1,490,167 1,690,167
 53   98  2,050  528,437                                           1,616,680 1,616,680 1,816,680
 54   99  2,050  557,011                                           1,754,736 1,754,736 1,954,736
 55  100  2,050  587,014                                           1,905,562 1,905,562 2,105,562

This is an illustration, not a policy.

The maximum loan value is equal to 90% of the Cash Value. Loan interest at an annual rate of 5.25% will be charged in arrears on new or outstanding loans during the first 10 policy years. In policy years 11 and later, interest will be charged at the annual rate of 4.75% in arrears. These loan interest rates are guaranteed in the policy.

Borrowed funds are credited at 4.50% interest. Premiums are assumed to be paid at the beginning of the year or month. All other values and ages are at the end of the year and reflect any loans and surrenders. The current cost of insurance rates are not guaranteed and subject to change.

The hypothetical investment results are illustrative only, and should not be deemed a representation of past or future investment results. Actual investment results may be more or less than those shown, and will depend on a number of factors, including the investment allocations by policyowners, and the different investment rates of return for The Alger American Fund, Enterprise Accumulation Trust, INVETCO Variable Investment Funds, Inc., Janus Aspen Series, Lord Abbett Series Fund, MFS(R) Variable Insurance Trust/SM/, MONY Series Fund, Inc., PBHG Insurance Series Fund, PIMCO Variable Insurance Trust, or The Universal Institutional Funds, Inc. portfolios. The Cash Value, Fund Value and Death Proceeds for a policy would be different from those shown if the actual rates of investment return applicable to the policy averaged 0.00% or 12.00% over a period of years, but also fluctuated above or below those averages for individual policy years. No representations can be made by MONY Life Insurance Company of America, The Alger American Fund, Enterprise Accumulation Trust, INVESCO Variable Investment Funds, Inc., Janus Aspen Series, Lord Abbett Series Fund, MFS(R) Variable Insurance Trust/SM/, MONY Series Fund, Inc., PBHG Insurance Series Fund, PIMCO Variable Insurance Trust, or The Universal Institutional Funds, Inc., that these hypothetical rates of return can be achieved for any one year, or sustained over any period of time.


Age 45 Female Non-Smoker Preferred                      Prepared On: 10/11/2001
Specified Amount: $200,000 . Death Benefit Option: Specified Amount for Option
2 . TP: $2,050.00 . GPT                                         Version 01.2002
Initial Modal Premium: $2,050.00 . Premium Mode: Annual . Riders: None Form # B2-98

The complete registration statement and other filed documents for MONY America Variable Account L can be reviewed and copied at the Securities and Exchange Commission's Public Reference Room in Washington, D.C. You may get information on the operation of the public reference room by calling the Securities and Exchange Commission at 1-800-SEC-0330. The registration statement and other filed documents for MONY America Variable Account L are available on the Securities and Exchange Commission's Internet site at http://www.sec.gov. You may get copies of this information by paying a duplicating fee, and writing the Public Reference Section of the Securities and Exchange Commission, Washington, D.C. 20549-6009.

                                    PART II

                  (INFORMATION NOT REQUIRED IN A PROSPECTUS)

                                    PART II

                          UNDERTAKING TO FILE REPORTS

   Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the Registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and Reports as may be prescribed by any rule or regulation of the Commission heretofore, or hereafter duly adopted pursuant to authority conferred in that Section.

Rule 484 Undertaking

   The By-Laws of MONY Life Insurance Company of America ("MONY America") provide, in Article VI as follows:

      SECTION 1. The Corporation shall indemnify any existing or former director, officer, employee or agent of the Corporation against all expenses incurred by them and each of them which may arise or be incurred, rendered or levied in any legal action brought or threatened against any of them for or on account of any action or omission alleged to have been committed while acting within the scope of employment as director, officer, employee or agent of the Corporation, whether or not any action is or has been filed against them and whether or not any settlement or compromise is approved by a court, all subject and pursuant to the provisions of the Articles of Incorporation of this Corporation.

      SECTION 2. The indemnification provided in this By-Law shall not be deemed exclusive of any other rights to which those seeking indemnification may be entitled under By-Law, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding office, and shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors, and administrators of such a person.

   Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification for such liabilities (other than the payment by the Registrant of expense incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant, will (unless in the opinion of its counsel the matter has been settled by controlling precedent) submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Representations Relating to Section 26 of the Investment Company Act of 1940

   Registrant and MONY Life Insurance Company of America represent that the fees and charges deducted under the contract, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by MONY Life Insurance Company of America.

Contents of Registration Statement

   This Registration Statement comprises the following papers and documents:

      The Facing Sheet.

      Cross-Reference to items required by Form N-8B-2.

      Prospectus.

      The Undertaking to file reports.

      The signatures.

      Written consents of the following persons:

          a. PricewaterhouseCoopers LLP, Independent Accountants

      The following exhibits:

          1. The following exhibits correspond to those required by paragraph A of the instructions as exhibits to Form N-8B2:

             (1) Resolution of the Board of Directors of MONY America authorizing establishment of MONY America Variable Account L, filed as Exhibit 1 to Registration Statement on Form S-6, dated February 21, 1985 (Registration Nos. 2-95900 and 811-4235), is incorporated herein by reference.

             (2) Not applicable.

             (3) (a) Underwriting Agreement between MONY Life Insurance Company of America, MONY Series Fund, Inc., and MONY Securities Corp., filed as Exhibit 3(a) to Pre-Effective Amendment No. 1 to Registration Statement on Form S-6, dated January 6, 1995 (Registration Nos. 33-82570 and 811-4235), is incorporated by referenced herein.

             (b) Proposed specimen agreement between MONY Securities Corp. and registered representatives, filed as Exhibit 3(b) of Pre-Effective Amendment No. 1, dated December 17, 1990, to Registration Statement on Form N-4 (Registration Nos. 33-37722 and 811-6126) is incorporated herein by reference.

             (c) Commission schedule (with Commission Contract), filed as
          Exhibit 3(c) to Pre-Effective Amendment No. 1 to Registration Statement on Form S-6, dated January 6, 1995 (Registration Nos. 33-82570 and 811-4235), is incorporated by referenced herein.

             (4) Not applicable.

             (5) Form of policy, filed as Exhibit 1(5) to Registration Statement on Form S-6, dated June 16, 1998 (Registration Nos. 333-56969 and 811-4235), is incorporated herein by reference.

             (6) Articles of Incorporation and By-Laws of MONY America filed as Exhibits 6(a) and 6(b), respectively, to Registration Statement Registration No. 33-13183) dated April 6, 1987, is incorporated herein by reference.

             (7) Not applicable.

             (8) (a) Form of agreement to purchase shares. Application Form for Flexible Premium Variable Universal Life Insurance Policy, filed as
          Exhibit 1.(10) to Pre-Effective Amendment No. 1, dated January 6, 1995, to Registration Statement on Form S-6 (Registration No. 33-82570), is incorporated herein by reference.

             (b) Investment Advisory Agreement between MONY Life Insurance Company of America and MONY Series Fund, Inc. filed as Exhibit 5(i) to Post-Effective amendment No. 14 to Registration Statement (Registration Nos. 2-95501 and 811-4209) dated February 27, 1998, is incorporated herein by reference.

             (c) Services Agreement between The Mutual Life Insurance Company of New York and MONY Life Insurance Company of America filed as
          Exhibit 5(ii) to Pre-Effective Amendment to Registration Statement (Registration Nos. 2-95501 and 811-4209) dated July 19, 1985, is incorporated herein by reference.

             (d) Fund Participation Agreement among Enterprise Accumulation Trust, MONY Life Insurance Company of America and MONY Life Insurance Company, filed as Exhibit 8(a) to Post-Effective Amendment No. 7 to Registration Statement on Form N-4 dated April 18, 2001 (Registration Nos. 333-72259 and 811-6216), is incorporated herein by reference.

             (e) Investment Advisory Agreement between Enterprise Capital Management, Inc. ("Enterprise Capital") and The Enterprise Accumulation Trust ("Trust"), and Enterprise Capital, the Trust, and Retirement System Investors Inc., as sub-adviser, filed as Exhibit
          (d)(iii) to Post-Effective Amendment No. 17 to Registration Statement (Registration Nos. 33-21534 and 811-05543) dated May 3, 1999.

             (f) Investment Advisory Agreement between Enterprise Capital Management, Inc. ("Enterprise Capital") and The Enterprise Accumulation Trust ("Trust"), and Enterprise Capital, the Trust, and 1740 Advisers, Inc., as sub-adviser, filed as Exhibit (d)(v) to Post-Effective Amendment No. 17 to Registration Statement (Registration Nos. 33-21534 and 811-05543) dated May 3, 1999.

             (g) Investment Advisory Agreement between Enterprise Capital Management, Inc. ("Enterprise Capital") and The Enterprise Accumulation Trust ("Trust"), and Enterprise Capital, the Trust, and Marsico Capital Management, LLC, as sub-adviser, filed as Exhibit
          (d)(vi) to Post- Effective Amendment No. 20 to Registration Statement (Registration Nos. 33-21534 and 811-05543) dated April 27, 2000.

             (h) Investment Advisory Agreement between Enterprise Capital Management, Inc., ("Enterprise Capital") and The Enterprise Accumulation Trust ("Trust"), and Enterprise Capital, the Trust, and Montag & Caldwell, Inc., as sub-adviser, filed as Exhibit (d)(ii) to Post-Effective Amendment No. 17 to Registration Statement (Registration Nos. 33-21534 and 811-05543) dated May 3, 1999.

             (i) Investment Advisory Agreement between Enterprise Capital Management, Inc., ("Enterprise Capital") and The Enterprise Accumulation Trust ("Trust"), and Enterprise Capital, the Trust, and TCW Investment Management Company, as sub-adviser, filed as Exhibit
          (d)(iv) to Post-Effective Amendment No. 20 to Registration Statement (Registration Nos. 33-21534 and 811-05543) dated April 27, 2000.

             (j) Investment Advisory Agreement between Enterprise Capital Management, Inc., ("Enterprise Capital") and The Enterprise Accumulation Trust ("Trust"), and Enterprise Capital, the Trust, and William D. Witter, Inc., as sub-adviser, filed as Exhibit (d)(vii) to Post-Effective Amendment No. #17 to Registration Statement (Registration Nos. 33-21534 and 811-05543) dated May 3, 1999.

             (k) Investment Advisory Agreement between Enterprise Capital Management, Inc., ("Enterprise Capital") and The Enterprise Accumulation Trust ("Trust"), and Enterprise Capital, the Trust, and GAMCO Investors, Inc., as sub-adviser, filed as Exhibit (d)(viii) to Post-Effective Amendment No. #17 to Registration Statement (Registration Nos. 33-21534 and 811-05543) dated May 3, 1999.

             (l) Investment Advisory Agreement between Enterprise Capital Management, Inc. ("Enterprise Capital") and the Enterprise Accumulation Trust ("Trust"), and Enterprise Capital, the Trust, and Vontobel USA Inc., as sub-adviser, filed as Exhibit (d)(ix) to Post-Effective Amendment No. 17 to Registration Statement (Registration Nos. 33-21534 and 811-05543) dated May 3, 2000.

             (m) Investment Advisory Agreement between Enterprise Capital Management, Inc. ("Enterprise Capital") and the Enterprise Accumulation Trust ("Trust"), and Enterprise Capital, the Trust, and Caywood-Scholl Capital Management, as sub-adviser, filed as Exhibit
          (d)(xi) to Post- Effective Amendment No. 17 to Registration Statement (Registration Nos. 33-21534 and 811-05543) dated May 3, 1999.

             (n) Investment Advisory Agreement between Enterprise Capital Management, Inc. ("Enterprise Capital") and the Enterprise Accumulation Trust ("Trust"), and Enterprise Capital, the Trust, and OpCap Advisors, as sub-adviser, filed as Exhibit (d)(xv) to Post-Effective

          Amendment No. 20 to Registration Statement (Registration Nos. 33-21534 and 811-05543) dated April 27, 2000.

             (o) Investment Advisory Agreement between Enterprise Capital Management, Inc. ("Enterprise Capital") and the Enterprise Accumulation Trust ("Trust"), and Enterprise Capital, the Trust, and Sanford C. Bernstein & Co., Inc., as sub-adviser, filed as Exhibit
          (d)(xvi) to Post-Effective Amendment No. 20 to Registration Statement (Registration Nos. 33-21534 and 811-05543) dated April 27, 2000.

             (p) Investment Advisory Agreement between Enterprise Capital Management, Inc. ("Enterprise Capital") and the Enterprise Accumulation Trust ("Trust"), and Enterprise Capital, the Trust, and Fred Alger Management, Inc., as sub-adviser, filed as Exhibit
          (d)(xiii) to Post-Effective Amendment No. 18 to Registration Statement (Registration Nos. 33-21534 and 811-05543) dated May 28, 1999.

             (9) Not applicable.

             (10) Application Form for Flexible Premium Variable Universal Life Insurance Policy, filed as Exhibit 1.(10) to Pre-Effective Amendment No. 1, dated January 6, 1995, to Registration Statement on Form S-6 (Registration No. 33-82570), is incorporated herein by reference.

             (11) Code of Ethics for Operation of MONY Life Insurance Company and its Subsidiaries, filed as Exhibit (11) to Post-Effective Amendment No. 12 to Registration Statement on Form S-6, dated February 27, 2001 (Registration Nos. 33-82570 and 811-4235) is incorporated herein by reference.

          2. Opinion and consent of Arthur D. Woods, Vice President-Variable Products and Broker-Dealer Operations Counsel, MONY Life Insurance Company, as to legality of the securities being registered is filed herein as Exhibit 2.

          3. Not applicable.

          4. Not applicable.

          5. Consent of PricewaterhouseCoopers LLP as to financial statements of MONY Life Insurance Company of America.

                                  SIGNATURES

   Pursuant to the requirements of the Securities Act of 1933, the Registrant, MONY America Variable Account L of MONY Life Insurance Company of America, has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York and the State of New York, on this 31st day of October, 2001. Registrant hereby certifies that the requirements of Rule 485 have been met.

                                          MONY AMERICA VARIABLE ACCOUNT L OF
                                          MONY LIFE INSURANCE COMPANY OF AMERICA


                                                    /s/ MICHAEL I. ROTH
                                          By: _________________________________
                                                 Michael I. Roth, Director,
                                                        Chairman of
                                             the Board, and Chief Executive
                                                          Officer

   Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been duly signed below by the following persons in the capacities and on the date indicated.

                          Signature                                 Date
                          ---------                                 ----
                     /s/ MICHAEL I. ROTH                      October 31, 2001
 ------------------------------------------------------------
                       Michael I. Roth
             Director, Chairman of the Board and
                   Chief Executive Officer

                      /s/ SAMUEL J. FOTI                      October 31, 2001
 ------------------------------------------------------------
                        Samuel J. Foti
       Director, President and Chief Operating Officer

                     /s/ RICHARD DADDARIO                     October 31, 2001
 ------------------------------------------------------------
                       Richard Daddario
 Director, Vice President and Controller (Principal Financial
                   and Accounting Officer)

                    /s/ KENNETH M. LEVINE                     October 31, 2001
 ------------------------------------------------------------
                      Kenneth M. Levine
            Director and Executive Vice President

                   /s/ PHILLIP A. EISENBERG                   October 31, 2001
 ------------------------------------------------------------
                     Phillip A. Eisenberg
             Director, Vice President and Actuary

                     /s/ MARGARET G. GALE                     October 31, 2001
 ------------------------------------------------------------
                       Margaret G. Gale
                 Director and Vice President

                     /s/ CHARLES P. LEONE                     October 31, 2001
 ------------------------------------------------------------
                       Charles P. Leone
                 Director and Vice President

                     /s/ STEVEN G. ORLUCK                     October 31, 2001
 ------------------------------------------------------------
                       Steven G. Orluck
                 Director and Vice-President

                    /s/ RICHARD E. CONNORS                    October 31, 2001
 ------------------------------------------------------------
                      Richard E. Connors
                           Director

                                 EXHIBIT INDEX

Exhibit No.                                      Description
-----------                                      -----------
    (2)     Opinion and consent of Arthur D. Woods, Vice President--Variable Products and Broker-
            Dealer Operations Counsel, MONY Life Insurance Company

            Consent of PricewaterhouseCoopers LLP, Independent Accountants